real™

REALNETWORKS
2006 ANNUAL REPORT



Rob Glaser, Chairman and CEO



18%
31%
22%
29%
Technology Products and Solutions
Music
Media Software and Services
Games

2006 Revenue Mix



$266,719
$325,059
$395,261
IN THOUSANDS
2004
2005
2006

Revenue



$(22,597)
$312,345
$145,216
IN THOUSANDS
2004
2005
2006

Net Income (Loss)



$363,621
$781,327
$678,920
IN THOUSANDS
2004
2005
2006

Cash, Cash Equivalents and Short-Term Investments

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN

Among RealNetworks, Inc., The NASDAQ Composite Index and The Dow Jones US Technology Index



$200
$175
$150
$125
$100
$75
$50
$25
$0
RealNetworks, Inc.
Nasdaq Composite Index
Dow Jones US Technology Index
12/01
12/02
12/03
12/04
12/05
12/06

The total return on the Common Stock and each index assumes the value of each investment was $100 on December 31, 2001, and that all dividends were reinvested, although dividends have not been declared on the Common Stock. Return information is historical and not necessarily indicative of future performance.

	DEC. 31, 2001	DEC. 31, 2002	DEC. 31, 2003	DEC. 31, 2004	DEC. 31, 2005	DEC. 31, 2006
RealNetworks, Inc.	$100	$64.14	$96.13	$111.45	$130.64	$184.18
Nasdaq Composite Index	$100	$71.97	$107.18	$117.07	$120.50	$137.02
Dow Jones US Technology Index	$100	$61.34	$92.65	$94.28	$97.40	$107.24

To our Shareholders:

2006 was a very successful year for RealNetworks. In addition to achieving record revenue and our highest adjusted net income in six years, we also completed important strategic initiatives that laid the groundwork for continued expansion and growth for RealNetworks.

Our revenue in 2006 was $395.3 million, an increase of 22 percent over 2005, and our adjusted net income in 2006 was $26.8 million, four times greater than 2005.

In addition to our strong overall financial results, we continued to drive excellent growth in our Games and Music businesses through a combination of organic growth and strategic acquisitions, and we transformed our Technology Products and Solutions business through the acquisition of WiderThan, which was the largest such transaction in our company's history.

Let me talk about each of our key businesses in detail:

Games

In 2006, Games achieved revenue of $86.2 million, a 53 percent increase over 2005, making Games one of our fastest growing business units. We are the largest developer, publisher and distributor of PC casual games worldwide. Our strategy is to develop, publish and distribute PC and mobile casual games.

Our major successes in Games during 2006 included establishing and scaling up a brand-new revenue model for in-game advertising for downloadable games; extending our leadership in casual games to Europe; and continuing our leadership in PC casual game publishing by creating a slew of hit titles.

Beginning in the middle of 2006, we introduced interstitial in-game advertising as a new business model to complement our try-before-you-buy model which has become the industry standard. The new model was an excellent success that resulted in more total revenue for both Real and our publishing partners. By the end of 2006, we were delivering more than 1 million video ads per day into downloaded games.

Our success in Europe in 2006 came from a combination of acquisition and organic growth. In February 2006, we acquired Zylom, based in the Netherlands, which became the headquarters for our European Games business. As a result of great execution by the combined team, Europe generated approximately 30 percent of our 2006 Games revenue, up from less than 13 percent in 2005.

We think very globally about our Games business. We laid the foundation for future international growth through the development of a multiplayer game service in China that we launched in October 2006, as well as our recent acquisition of Atrativa which is based in Brazil and distributes games throughout Latin America.

We also had several major successes in game development during 2006. Super Collapse! 3, developed by our own GameHouse studio, won Casual Game of the Year at the First Annual Zeebys Awards at the Casual Connect Europe conference. Delicious, created by our studio in Eindoven, was a hit in both Europe and the U.S. We also saw the first fruits of our multi-year license with Hasbro by introducing casual game versions of Scrabble and Monopoly late in 2006. Both are off to a very good start.

In sum, our Games business fired on many cylinders successfully in 2006, and we look forward to an even more successful 2007.

Music

Our Music business achieved revenue of $123.0 million in 2006, up 21 percent from the prior year. We continue to lead the music subscription business with our broad range of music services including Rhapsody, premium radio services, and wireless music on demand.

In the fall of 2006, we introduced Rhapsody 4.0 which extends our award-winning Rhapsody music service to a variety of portable devices and home entertainment systems. We partnered with SanDisk to launch the Sansa Rhapsody MP3 player which is the first MP3 player designed from the ground up to be integrated with an unlimited music subscription service. We also partnered with Sonos to deliver the first "direct to Rhapsody" service right into the digital living room. Now music lovers can enjoy easy-chair access to Rhapsody's extensive library of more than 3 million songs directly from a Sonos wireless controller held in the palm of their hand. Rhapsody's integration with Sonos earned Digital Music Innovation of the Year honors at the Digital Entertainment Media and Marketing Excellence (DEMMX) awards presented by Billboard. David Kirkpatrick, senior editor for Fortune, put it best: "Using Rhapsody in my living room over the Sonos equipment was a revelation — Rhapsody, not iTunes in my opinion, is the future of music." Rhapsody also won the DEMMX award for "Best Downloadable or Subscription Music Service," beating competition from Apple and others.

In addition to hardware partners, we broadened our network of distribution partners. Most notably, Best Buy, the #1 consumer electronics retailer in the U.S., standardized on Rhapsody as its primary digital music service and created the Best Buy Digital Music Store powered by Rhapsody. We also extended and continued distribution partnerships with cable providers such as Comcast and Cox and broadband carriers such as AT&T and Qwest.

This partnership strategy sets us apart from our competitors that lock consumers into a single hardware and online store format. In 2007 you will see us broaden our roster of partners, including TiVo, Nokia, iriver and Logitech.

Technology Products and Solutions

In 2006, our Technology Products and Solutions business achieved revenue of $72.5 million, an increase of 61% from 2005. Our Technology Products and Solutions business provides applications, servers and other software to wireless carriers and other businesses around the world. In 2006 we pivoted this business from one primarily based on licensing systems software to one that primarily provides complete end-to-end application solutions to telecom carriers as well as to media companies and enterprises. We kicked off this new strategy successfully by winning the business to power Cingular Video, the mobile video streaming service for the #1 mobile carrier in the U.S.

We then saw an opportunity to dramatically accelerate this strategic pivot by consummating the largest acquisition in Real's history. In September 2006, we announced our $350 million acquisition of WiderThan, a global leader in carrier applications for wireless operators around the world.

The services offered by WiderThan are deeply embedded within the fabric of the carrier's network and are generally based on recurring per-subscriber fees. We believe this creates a durable and scalable long-term business model. Following the WiderThan acquisition, we now provide either technology or application services such as ringback tones, music on demand, and video on demand to over 140 carriers worldwide, including Verizon and Cingular in the U.S. and SK Telecom in Korea.

We believe there are significant synergies in combining WiderThan's world-class products, technologies and sales organizations with those of our Technology Products & Solutions group, and the early results are promising. The acquisition closed in late October of 2006 and our integration efforts are going very well. Our product lines are complementary and the integration of the field teams is progressing on schedule. In fact, since we originally announced our intention to acquire WiderThan, a number of new customers have come on board including Telecom TV in the UK, TDF in France, DigiTurk in Turkey and S-Telecom in Vietnam.

Media Software and Services

Media Software and Services achieved $113.5 million in revenue, a decrease of 7% from 2005. We spent 2006 in the midst of a product development cycle, the fruits of which will come to market in 2007. We are very excited about our new slate of products and believe they have the potential for reinvigorating this business.

Our tradition of technical innovation and excellence in media software runs very deep. For our pioneering work in inventing streaming media, in January 2007 Real was bestowed a prestigious Emmy Award® by The National Academy of Television Arts & Sciences.

Additional accomplishments in 2006 included the beta introduction of RealTime, a new desktop information product, the re-launch of Film.com, an innovative film and entertainment information site, a significant upgrade to our Broadband Essentials subscription service, and an extension of our partnership with Google to distribute both the Google Toolbar and the Firefox browser.

Outlook for 2007

We are very optimistic about our future prospects. We believe that the demand for digital media content and services will continue to grow rapidly. As an early innovator, Real continues to pioneer technology to bring digital media content to consumers. We intend to continue to leverage our broadband and wireless partnerships to distribute compelling content and services in music, games and video to our expanding customer base. And, while we deployed more than $450 million of cash in acquisitions and stock repurchases in 2006, we continue to have a very strong balance sheet — more than $675 million of cash, cash equivalents and short-term investments at the end of 2006 — that we will use in a disciplined way to augment our organic growth.

Let me conclude by expressing my heartfelt gratitude to our dedicated employees and board members whose ingenuity and expertise have allowed Real to continue to innovate and prosper. Also, I want to thank the millions of consumers and business customers who use our products and services every day. And finally, we thank you, our shareholders for your ongoing support and confidence.

Sincerely,



Rob Glaser
Chairman and Chief Executive Officer

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RealNetworks, Inc. 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121

May 18, 2007

Dear Shareholder:

You are cordially invited to attend the 2007 Annual Meeting of Shareholders to be held at 2:00 p.m. on Monday, June 25, 2007 at the Seattle Marriott Waterfront Hotel, 2100 Alaskan Way, Seattle, Washington.

At the Annual Meeting, the following matters of business will be presented:

(1) election of three directors;

(2) approval of amendments to the RealNetworks, Inc. 2005 Stock Incentive Plan, including the authorization of the issuance of a total of 15,000,000 shares of the Company's Common Stock;

(3) approval of the RealNetworks, Inc. 2007 Employee Stock Purchase Plan;

(4) ratification of the appointment of KPMG LLP as RealNetworks, Inc.'s independent registered public accounting firm for the fiscal year ending December 31, 2007; and

(5) transaction of any other business properly presented at the meeting.

Detailed information as to the business to be transacted at the Annual Meeting is contained in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement.

The Board of Directors unanimously recommends a vote **"For"** each of the foregoing proposals.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be voted. Accordingly, we ask that you vote by telephone or Internet, as described in the accompanying Proxy Statement, or sign and return your proxy card as soon as possible in the envelope provided. You may, of course, attend the Annual Meeting and vote in person even if you have previously submitted your proxy card.

On behalf of the Board of Directors, I would like to express our appreciation for your support of RealNetworks. We look forward to seeing you at the meeting.

Sincerely,

ROBERT GLASER
Chief Executive Officer and
Chairman of the Board

REALNETWORKS, INC.
2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
June 25, 2007

To the Shareholders of RealNetworks, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of RealNetworks, Inc., a Washington corporation, will be held on Monday, June 25, 2007, at 2:00 p.m., local time, at the Seattle Marriott Waterfront Hotel, 2100 Alaskan Way, Seattle, Washington 98121. At the Annual Meeting, the following business matters will be presented:

(1) election of three Class 1 directors to serve until the 2010 Annual Meeting of Shareholders, or until such directors' earlier retirement, resignation or removal, or the election of their successors;

(2) approval of amendments to the RealNetworks, Inc. 2005 Stock Incentive Plan, including the authorization of the issuance of a total of 15,000,000 shares of the Company's Common Stock;

(3) approval of the RealNetworks, Inc. 2007 Employee Stock Purchase Plan;

(4) ratification of the appointment of KPMG LLP as RealNetworks, Inc.'s independent registered public accounting firm for the fiscal year ending December 31, 2007; and

(5) transaction of any other business properly presented at the meeting.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

This Proxy Statement is being issued in connection with the solicitation of a proxy on the enclosed form by the Board of Directors of RealNetworks, Inc. for use at RealNetworks, Inc.'s 2007 Annual Meeting of Shareholders. You are entitled to vote at the Annual Meeting if you were a shareholder of record at the close of business on April 25, 2007. A list of shareholders as of that date will be available at the meeting and for ten days prior to the meeting at the principal executive offices of RealNetworks, Inc. located at 2601 Elliott Avenue, Suite 1000, Seattle, Washington 98121.

BY ORDER OF THE BOARD OF DIRECTORS

ROBERT KIMBALL
Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary

Seattle, Washington
May 18, 2007

YOUR VOTE IS IMPORTANT!

All shareholders are cordially invited to attend the Annual Meeting in person. Regardless of whether you plan to attend the meeting, please vote by telephone or Internet, as described in the accompanying Proxy Statement, or complete, date, sign and return the enclosed proxy card as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. You may still vote in person if you attend the meeting, even if you have given your proxy. Please note, however, that if a broker, bank or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from the record holder a proxy card issued in your name.

Proxy Statement

REALNETWORKS, INC.

2007 PROXY STATEMENT

INFORMATION CONCERNING PROXY SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors of RealNetworks, Inc. for use at the Annual Meeting of Shareholders to be held June 25, 2007, at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the Seattle Marriott Waterfront Hotel, 2100 Alaskan Way, Seattle, Washington 98121.

These proxy solicitation materials and RealNetworks' Annual Report to Shareholders for the fiscal year ended December 31, 2006, including financial statements, were mailed on or about May 18, 2007, to all shareholders entitled to vote at the Annual Meeting.

Record Date and Quorum

Shareholders of record at the close of business on April 25, 2007, the record date, are entitled to notice of and to vote their shares at the Annual Meeting. At the record date, 154,236,113 shares of RealNetworks' common stock, $0.001 par value per share, were issued and outstanding. The common stock is listed for trading on the Nasdaq Global Market under the symbol RNWK. The presence in person or by proxy of the holders of record of a majority of the outstanding shares of common stock entitled to vote is required to constitute a quorum for the transaction of business at the Annual Meeting.

How to Vote

Registered shareholders can vote by telephone, by the Internet or by mail, as described below. If you are a beneficial shareholder, please refer to your proxy card or the information forwarded by your broker, bank or other holder of record to see what options are available to you.

Registered shareholders may cast their vote by:

(1) Signing, dating and promptly mailing the proxy card in the enclosed postage-paid envelope;

(2) Accessing the Internet web site **www.proxyvoting.com/rnwk** and following the instructions provided on the Web site; or

(3) Calling 1-866-540-5760 and voting by following the instructions provided on the phone line.

We encourage you to vote your shares in advance of the Annual Meeting date even if you plan on attending the Annual Meeting.

Vote Required, Abstentions and Broker Non-Votes

Each holder of record of common stock on the record date is entitled to one vote for each share held on all matters to be voted on at the Annual Meeting.

If a quorum is present at the Annual Meeting, the three candidates for director receiving the highest number of affirmative votes will be elected. In an election of directors by plurality vote, abstentions have no effect, since approval by a percentage of the shares present or outstanding is not required. Shareholders are not entitled to cumulate votes for the election of directors.

If a quorum is present at the Annual Meeting, the affirmative vote of a majority of the shares present in person or represented by proxy and voting on the matter is required for the approval of Proposals 2 and 3.

If a quorum is present at the Annual Meeting, Proposal 4 will be approved if the number of votes cast in favor of this proposal exceeds the number of votes cast against the proposal.

Brokers who hold shares for the accounts of their clients may vote such shares either as directed by their clients or, in the case of "uninstructed shares," in their own discretion if permitted by the stock exchange or other organization of which they are members. Certain types of proposals are "non-discretionary," however, and brokers who have received no instructions from their clients do not have discretion to vote such uninstructed shares on those items. At this year's meeting, brokers will have discretion to vote uninstructed shares on the election of directors and Proposal 4, but not on Proposals 2 or 3.

The failure of a brokerage firm or other intermediary to vote its customers' shares at the Annual Meeting will have no effect on the proposal for the election of directors since directors will be elected by a plurality of the votes at the meeting. Additionally, broker non-votes (i.e., votes from shares held of record by brokers as to which the beneficial owners have given no voting instructions) will not be counted as votes for or against a matter where the approval of such matter only requires a majority of the shares voting thereon and, accordingly, will have no effect on Proposals 2, 3 or 4.

Shareholders may abstain from voting on the nominees for director and on Proposals 2, 3, and 4. Abstention from voting on the nominees for director and on Proposal 4 will have no effect, since the approval of each matter is based solely on the number of votes actually cast. Abstention from voting on Proposals 2 and 3 will have the same effect as votes against these proposals.

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspector of election appointed for the Annual Meeting. The inspector of election will determine whether or not a quorum is present at the Annual Meeting.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of RealNetworks at RealNetworks' principal offices as set forth above a written notice of revocation or a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person.

Proxy Solicitation

The expense of preparing, printing and mailing this Proxy Statement and the proxies solicited hereby will be borne by RealNetworks. Proxies will be solicited by mail and may also be solicited by RealNetworks' directors, officers and other employees, without additional remuneration, in person or by telephone, electronic mail or facsimile transmission. RealNetworks will also request brokerage firms, banks, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares of common stock as of the record date and will reimburse such persons for the cost of forwarding the proxy materials in accordance with customary practice. In addition, RealNetworks has retained Innisfree M&A Incorporated to provide proxy solicitation services for a fee of approximately $20,000 plus reimbursement of its reasonable out-of-pocket expenses. Your cooperation in promptly voting your shares and submitting your proxy by telephone, Internet or by completing and returning the enclosed proxy card will help to avoid additional expense.

Shareholder Proposals for 2008 Annual Meeting

An eligible shareholder who desires to have a qualified proposal considered for inclusion in the proxy statement and form of proxy prepared in connection with RealNetworks' 2008 annual meeting of shareholders must deliver a copy of the proposal to the Corporate Secretary of RealNetworks, at the principal executive offices of RealNetworks, no later than January 18, 2008. To be eligible to submit a proposal for inclusion in our proxy statement, a shareholder must have continually been a record or beneficial owner of shares of Common Stock having a market value of at least $2,000 (or representing at least 1% of the shares entitled to vote on the proposal), for a period of at least one year prior to submitting the proposal, and the shareholder must continue to hold the shares through the date on which the meeting is held.

A shareholder of record who intends to submit a proposal at the 2008 annual meeting of shareholders that is not eligible for inclusion in RealNetworks' proxy statement must provide written notice to RealNetworks, addressed to the Corporate Secretary at the principal executive offices of RealNetworks, not later than January 18, 2008. The notice must satisfy certain requirements specified in RealNetworks' Bylaws. A copy of the Bylaws will be sent to any shareholder upon written request to the Corporate Secretary of RealNetworks.

Shareholder Communication with the Board of Directors

Shareholders who wish to communicate with RealNetworks' Board of Directors, or with any individual member of the Board, may do so by sending such communication in writing to the attention of the Corporate Secretary at the address of our principal executive office with a request to forward the same to the intended recipient. Shareholder communications must include confirmation that the sender is a shareholder of RealNetworks. All such communications will be reviewed by RealNetworks' General Counsel and Corporate Secretary or Chief Financial Officer in order to create an appropriate record of the communication, to assure director privacy, and to determine whether the communication relates to matters that are appropriate for review by RealNetworks' Board of Directors or by any individual director. Communications will not be forwarded to Board members that (i) are unrelated to RealNetworks' business, (ii) contain improper commercial solicitations, (iii) contain material that is not appropriate for review by the Board of Directors based upon RealNetworks' Bylaws and the established practice and procedure of the Board, or (iv) contain other improper or immaterial information.

Householding Information

If you share an address with another shareholder, each shareholder may not receive a separate copy of our Annual Report and proxy materials. Shareholders who do not receive a separate copy of our Annual Report and proxy materials, but would like to receive a separate copy or additional copies, may request these materials by sending an e-mail to *investor_relations@real.com,* calling 1-206-892-6320 or writing to: Investor Relations, RealNetworks, Inc., 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121.

Shareholders who share an address and receive multiple copies of our Annual Report and proxy materials may also request to receive a single copy by following the instructions above. Current and prospective investors can also access our Form 10-K, proxy statement and other financial information on the Investor Relations section of our web site at www.realnetworks.com/company/investor.

PROPOSAL 1 — ELECTION OF DIRECTORS

At the Annual Meeting, three Class 1 directors are to be elected to serve until the 2010 annual meeting of shareholders or until their earlier retirement, resignation, removal, or the election of their successors. Eric Benhamou, Edward Bleier and Kalpana Raina are nominees who currently serve as Class 1 directors of RealNetworks and have been nominated by the Nominating and Corporate Governance Committee of the Board of Directors and recommended by the Board of Directors for re-election at the Annual Meeting. The accompanying proxy will be voted **FOR** the election of Messrs. Benhamou and Bleier and Ms. Raina to the Board of Directors, except where authority to so vote is withheld. The nominees have consented to serve as directors of RealNetworks if elected. If at the time of the Annual Meeting a nominee is unable or declines to serve as a director, the discretionary authority provided in the enclosed proxy will be exercised to vote for a substitute candidate designated by the Nominating and Corporate Governance Committee of the Board of Directors. The Board of Directors has no reason to believe that any of the nominees will be unable or will decline to serve as a director.

Nominees for Class 1 Directors

Eric A. Benhamou has been a director of RealNetworks since October 2003. Mr. Benhamou has served as chairman and chief executive officer of Benhamou Global Ventures, LLC, a venture capital company, since

November 2003. Mr. Benhamou also serves as Chairman of the Boards of Directors of 3Com Corporation, Palm, Inc. and Cypress Semiconductor Corporation. He served as Chief Executive Officer of 3Com from 1990 until the end of 2000 and as Chief Executive Officer of Palm, Inc. from October 2001 to October 2003. Mr. Benhamou serves on the boards of Silicon Valley Bancshares and several privately held companies, and is a director of the New America Foundation, a Washington, D.C.-based think tank. Mr. Benhamou also serves on the executive committee of TechNet and of the Computer Science and Telecommunications Board. Mr. Benhamou holds a Master of Science degree from Stanford University School of Engineering and a Diplôme d'Ingénieur from Ecole Nationale Supérieure d'Arts et Métiers, Paris, France. Age 51.

Edward Bleier has been a director of RealNetworks since 1999. Mr. Bleier serves as a director of CKX, Inc., a company engaged in the ownership, development and commercial utilization of entertainment content, and of Blockbuster Inc., a provider of in-home movie and game entertainment. Mr. Bleier is retired from Warner Bros. where he served as President of Pay-TV, Cable and Networks Features. Mr. Bleier serves on the Advisory Board of Drakontas LLC, a security technology company, is Chairman Emeritus of the Center for Communication and the Academy of the Arts Guild Hall, serves as a trustee of the Charles A. Dana Foundation and is a member of the Council on Foreign Relations. In 2003, Mr. Bleier published the New York Times' bestseller "The Thanksgiving Ceremony." Mr. Bleier holds a Bachelor of Science Degree from Syracuse University and served in the U.S. Army, specializing in public information. Age 77.

Kalpana Raina has been a director of RealNetworks since 2001. From 1988 to October 2006, Ms. Raina was employed by The Bank of New York, a financial holding company, most recently serving as Executive Vice President in charge of European Country Management and Corporate Banking. Prior to joining The Bank of New York, Ms. Raina was employed in the Media Division of Manufacturers Hanover Trust Company. Ms. Raina serves on the Board of ADITI: Foundation for the Arts in New York City. Ms. Raina holds a B.A. Honors degree from Panjab University, India and an M.A. degree in English Literature from McMaster University. Age 51.

Director Independence

The Board has determined that (i) Messrs. Benhamou and Bleier and Ms. Raina are independent under the Nasdaq listing standards and (ii) all directors not standing for election at the Annual Meeting other than Mr. Glaser are independent under the Nasdaq listing standards.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES NAMED IN PROPOSAL 1.

BOARD OF DIRECTORS

The business of RealNetworks is managed under the direction of a Board of Directors, which is divided into three classes, each class as nearly equal in number of directors as possible. The Board of Directors has responsibility for establishing broad corporate policies and for the overall performance of RealNetworks. It is not, however, involved in operating details on a day-to-day basis.

The Board of Directors is composed of seven directors. Eric Benhamou, Edward Bleier and Kalpana Raina are Class 1 directors whose terms expire at the Annual Meeting. James Breyer and Jonathan Klein are Class 2 directors whose terms expire at the annual shareholders meeting in 2008. Robert Glaser and Jeremy Jaech are Class 3 directors whose terms expire at the annual shareholders meeting in 2009. Proxies may not be voted for a greater number of persons than the number of nominees named.

Identification, Evaluation and Qualification of Director Nominees

All Board members are responsible for identifying and submitting candidates for consideration as directors. The name of each candidate must be presented to the Nominating and Corporate Governance Committee with a reasonably detailed statement of his or her qualifications for serving as a director of RealNetworks. The Committee and RealNetworks' Chief Executive Officer will interview and evaluate candidates that meet the criteria for serving as directors, and the Committee will recommend to the full Board the nominees that best suit the Board's needs.

Qualifications required of individuals who are considered as board nominees will vary according to the particular areas of expertise being sought as a complement to RealNetworks' existing board composition at the time of any vacancy. All directors should possess the background, skills, expertise, and commitment necessary to make a significant contribution to RealNetworks. Relevant qualifications for RealNetworks' directors include: (1) exemplary personal and professional ethics and integrity; (2) the ability to engage in objective, fair and forthright deliberations; (3) operating experience at a policy-making level in business(es) relevant to RealNetworks' current and future plans; (4) independent judgment; (5) adequate time and personal commitment to provide guidance and insight to management; (6) a commitment to provide long term value to RealNetworks' shareholders; (7) sophisticated business skills to enable rigorous and creative analysis of complex issues; and (8) understanding and experience in relevant markets, technology, operations, finance or marketing in the context of an assessment of the perceived needs of the Board as determined from time to time.

The Committee will evaluate potential nominees by reviewing qualifications and references, conducting interviews and reviewing such other information as committee members may deem relevant. RealNetworks has not employed consultants to assist in identifying or screening prospective directors in the past; however, the Nominating and Corporate Governance Committee may retain a search firm for this purpose in the future. Once the Nominating and Corporate Governance Committee has approved a candidate, the candidate will be referred to the full Board for review. The Board ultimately makes all nominations for directors to be considered and voted upon at RealNetworks' annual meetings of shareholders.

Shareholder Nominations and Recommendations for Director Candidates

Shareholder Nominations for Director

Shareholders who wish to nominate one or more candidates for election as directors at an annual meeting of shareholders must give notice of the proposal to nominate such candidate(s) in writing to the Corporate Secretary of RealNetworks not less than 120 days before the first anniversary of the date that RealNetworks' proxy statement was released to shareholders in connection with the previous year's annual meeting, or, if the date of the annual meeting at which the shareholder proposes to make such nomination is more than 30 days from the first anniversary of the date of the previous year's annual meeting, then the shareholder must give notice with a reasonable time before RealNetworks begins to print and mail its proxy materials. The notice must satisfy certain requirements specified in RealNetworks' Bylaws, a copy of which will be sent to any shareholder upon written request to the Corporate Secretary of RealNetworks. The Nominating and Corporate Governance Committee will evaluate shareholder nominees using the same standards it uses to evaluate other nominees.

Shareholder Recommendations for Director

In addition to the general nomination rights of shareholders, the Nominating and Corporate Governance Committee of the Board of Directors (the "Committee") will consider Board candidates recommended by qualified shareholders. Shareholders who wish to recommend candidates to serve on the Board of Directors must have continuously held at least 2% of RealNetworks' outstanding securities for at least 12 months prior to the date of the submission of the recommendation (a "Qualified Shareholder").

A Qualified Shareholder may recommend a Board candidate for evaluation by the Committee by delivering a written notice to the Committee subject to the requirements set forth below (the "Notice"). The Notice must be received by the Committee not less than 120 days before the first anniversary of the date that RealNetworks' proxy statement was released to shareholders in connection with the previous year's annual meeting. Where RealNetworks changes its annual meeting date by more than 30 days from year to year, the Notice must be received by the Committee no later than the close of business on the 10th day following the day on which notice of the date of the upcoming annual meeting is publicly disclosed.

Any Board candidate recommended by a shareholder must be independent of the recommending shareholder in all respects (e.g., free of material personal, professional, financial or business relationships from the proposing shareholder), as determined by the Committee or applicable law. Any Board candidate recommended by a shareholder must also qualify as an "independent director" under applicable Nasdaq rules.

The Notice shall also contain or be accompanied by (i) proof of the required stock ownership (including the required holding period) of the proposing shareholder, (ii) a written statement that the Qualified Shareholder intends to continue to own the required percentage of shares through the date of the annual meeting with respect to which the Board candidate is proposed to be nominated, (iii) the name or names of each shareholder submitting the proposal, the name of the Board candidate, and the written consent of each such shareholder and the Board candidate to be publicly identified, (iv) the recommending shareholder's business address and contact information, and (v) all other information that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended.

With respect to the proposed Board candidate, the following information must be provided:

- name, age, business and residence addresses;
- principal occupation or employment;
- number of shares of RealNetworks' stock beneficially owned (if any);
- a written resume of personal and professional experiences;
- a statement from the recommending shareholder in support of the candidate, references for the candidate, and an indication of the candidate's willingness to serve, if elected;
- all other information relating to the proposed Board candidate that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder; and
- information, documents or affidavits demonstrating to what extent the proposed Board candidate meets the required minimum criteria established by the Committee, and the desirable qualities or skills, described in the RealNetworks policy regarding director nominations.

The Notice must also include a written statement that the recommending shareholder and the proposed Board candidate will make available to the Committee all information reasonably requested in furtherance of the Committee's evaluation as well as the signature of each proposed Board candidate and of each shareholder submitting the recommendation.

The Notice must be delivered in writing, by registered or certified, first-class mail, postage prepaid, to Chair, Nominating and Corporate Governance Committee, RealNetworks, Inc., c/o Corporate Secretary, 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121.

Continuing Directors — Not Standing for Election This Year

The following individuals are Class 2 directors:

Jonathan D. Klein has been a director of RealNetworks since January 2003. Mr. Klein is a co-founder of Getty Images, Inc., a provider of imagery and related products and services, where he has served as Chief Executive Officer and a director since 1998. Mr. Klein served as Chief Executive Officer and as a director of Getty Communications Limited, the predecessor to Getty Images, Inc., from 1996 to 1998. From 1995 to 1996, Mr. Klein served as the Joint Chairman of Getty Communications Limited. Prior to founding Getty Images, Mr. Klein served as a director of London-based investment bank Hambros Bank Limited, where he led the bank's media industry group. Mr. Klein also serves on the boards of Getty Investments L.L.C. and The Global Business Coalition on HIV/AIDS. Mr. Klein holds a Master's Degree from Cambridge University. Age 46.

James W. Breyer has been a director of RealNetworks since 1995. Mr. Breyer has served as a General Partner of Accel Partners in Palo Alto, California since 1990. At Accel Partners, Mr. Breyer has sponsored investments in over 25 companies that have completed public offerings or mergers. Mr. Breyer is currently a director of Wal-Mart Stores, Inc., Marvel Entertainment Inc. and several private companies. Mr. Breyer holds a B.S. from Stanford University and an M.B.A. from Harvard University, where he was named a Baker Scholar. Age 45.

The following individuals are Class 3 directors:

Robert Glaser has served as Chairman of the Board and Chief Executive Officer of RealNetworks since its inception in February 1994. Mr. Glaser's professional experience also includes ten years of employment with Microsoft Corporation where he focused on the development of new businesses related to the convergence of the computer, consumer electronics and media industries. From May 2004 to October 2006, Mr. Glaser was Chariman of Piquant, LLC, parent company of Air America Radio, which filed for Chapter 11 bankruptcy protection in October 2006. Mr. Glaser holds a B.A. and an M.A. in Economics and a B.S. in Computer Science from Yale University. Age 45.

Jeremy Jaech has been a director of RealNetworks since July 2002. Mr. Jaech has served as Chief Executive Officer of Trumba Corporation, a developer of an event calendaring software-as-a-service for businesses and organizations, since October 2003. Mr. Jaech was a co-founder of Visio Corporation, a developer of business drawing and diagramming software, and served as its President, Chief Executive Officer and Chairman of the Board from 1990 until its acquisition by Microsoft Corporation in 2000. Prior to founding Visio Corporation, Mr. Jaech co-founded Aldus Corporation, a software development company. Mr. Jaech also serves on the Board of Directors of Alibre Incorporated, a private company. Mr. Jaech holds a B.A in Mathematics and an M.S. in Computer Science from the University of Washington. Age 52.

Proxy Statement

Meetings of the Board

The Board meets on a regularly scheduled basis during the year to review significant developments affecting RealNetworks and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between regularly scheduled meetings. The Board of Directors met nine times during RealNetworks' fiscal year ended December 31, 2006 and took action by unanimous written consent on one other occasion. No incumbent member attended fewer than 75% of the total number of meetings of the Board of Directors or of any Board committees of which he or she was a member during the fiscal year.

Committees of the Board

Committees of the Board consist of an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Strategic Transactions Committee. All members of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are "independent" as defined in the rules of the National Association of Securities Dealers, Inc.

Audit Committee. The Audit Committee, currently composed of Messrs. Benhamou, Bleier and Jaech and Ms. Raina, provides oversight of our accounting and financial reporting, processes and financial statement audits, reviews RealNetworks' internal accounting procedures and consults with and reviews the services provided by its independent auditors. Prior to April 24, 2007, the Audit Committee was composed of Messrs. Benhamou, Jaech and Klein and Ms. Raina. All of the members of our Audit Committee are financially literate pursuant to Nasdaq rules, and our Board has designated Mr. Benhamou as the Audit Committee Financial Expert, as defined by the Securities and Exchange Commission. The Board of Directors has adopted a written charter for the Audit Committee which can be found on our corporate website at *www.realnetworks.com/company/investor* under the caption "Corporate Governance." The Audit Committee met eight times during the fiscal year ended December 31, 2006.

Compensation Committee. The Compensation Committee, currently composed of Messrs. Benhamou, Breyer and Jaech, reviews and recommends to the Board the compensation and benefits to be provided to the executive officers of RealNetworks and reviews general policy matters relating to employee compensation and benefits. Prior to April 24, 2007, the Compensation Committee was composed of Messrs. Bleier, Breyer and Jaech. The Board of Directors has adopted a written charter for the Compensation Committee which can be found on our corporate website at *www.realnetworks.com/company/investor* under the caption "Corporate Governance." The Compensation Committee met nine times during the fiscal year ended December 31, 2006 and took action by unanimous written consent on four other occasions.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is currently composed of Messrs. Bleier and Klein and Ms. Raina. Prior to April 24, 2007, the Nominating and

Corporate Governance Committee was composed of Messrs. Bleier and Breyer and Ms. Raina. The Nominating and Corporate Governance Committee searches for and recommends to the Board potential nominees for Board positions, makes recommendations to the Board regarding size and composition of the Board, and develops and recommends to the Board the governance principles applicable to RealNetworks. The Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee which can be found on our corporate website at *www.realnetworks.com/company/investor* under the caption "Corporate Governance." The Nominating and Corporate Governance Committee met one time during the fiscal year ended December 31, 2006.

Strategic Transactions Committee. The approval of the Strategic Transactions Committee, which is currently composed of Messrs. Glaser, Breyer, Jaech and Klein, is required before the Board of Directors may:

- adopt a plan of merger,
- authorize the sale, lease, exchange or mortgage of (a) assets representing more than 50% of the book value of RealNetworks' assets prior to the transaction or (b) any other asset or assets on which the long-term business strategy of RealNetworks is substantially dependent,
- authorize RealNetworks' voluntary dissolution, or
- take any action that has the effect of the foregoing clauses.

The Strategic Transactions Committee met one time during the fiscal year ended December 31, 2006.

Policy Regarding Director Attendance at Annual Meetings of Shareholders

It is the policy of RealNetworks that at least one member of its Board of Directors will attend each annual meeting of shareholders, and all directors are encouraged to attend such meetings. RealNetworks will reimburse directors for reasonable expenses incurred in attending annual meetings of shareholders.

Two directors attended the annual meeting of shareholders held on June 5, 2006.

Code of Business Conduct and Ethics

RealNetworks has adopted a Code of Business Conduct and Ethics that applies to all of RealNetworks' employees, officers and directors. RealNetworks' Code of Business Conduct and Ethics is publicly available on its website *(www.realnetworks.com/company/investor)*, or can be obtained without charge by written request to RealNetworks' Corporate Secretary at the address of RealNetworks' principal executive office. If RealNetworks makes any substantive amendments to this Code of Business Conduct and Ethics, or if the Audit Committee grants any waiver, including any implicit waiver, from a provision of this Code of Business Conduct and Ethics to RealNetworks' principal executive officer, principal financial officer, principal accounting officer or other persons serving in a similar capacity, RealNetworks will disclose the nature of such amendment or waiver, the name of the person to whom the waiver was granted and the date of the waiver in a report on Form 8-K.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Ownership Information

The following table sets forth, as of April 25, 2007, information regarding beneficial ownership of the Common Stock by (a) each person known to RealNetworks to be the beneficial owner of more than five percent of RealNetworks' outstanding common stock, (b) each director, (c) RealNetworks' Chief Executive Officer, Chief Financial Officer, former Chief Financial Officer and three other most highly compensated executive officers serving as executive officers at the end of fiscal year 2006, and (d) all of RealNetworks' executive officers and directors as a group. The individuals referred to in (c) above are referred to throughout this Proxy Statement as the Named Executive Officers. Percentage of beneficial ownership is based on 154,236,113 shares outstanding as of April 25, 2007.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Percentage of Common Stock Outstanding
Robert Glaser(2) c/o RealNetworks, Inc. 2601 Elliott Avenue Suite 1000 Seattle, WA 98121	52,053,662	33.7%
Entities deemed to be affiliated with Barclays Global Investors, NA(3) 45 Fremont Street San Francisco, CA 94105	8,709,903	5.7
Goldman Sachs Asset Management, L.P.(4) 32 Old Slip New York, NY 10005	14,408,755	9.4
Eric A. Benhamou(5)	187,920	*
Edward Bleier(6)	323,000	*
James W. Breyer(7)	577,509	*
Jeremy Jaech(8)	166,303	*
Jonathan D. Klein(9)	202,048	*
Kalpana Raina(10)	277,343	*
Michael Eggers(11)	130,905	*
John Giamatteo(12)	350,000	*
Roy Goodman(13)	25,000	*
Robert Kimball(14)	440,200	*
Daniel Sheeran(15)	182,849	*
All directors and executive officers as a group (16 persons)(16)	55,225,250	35%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission (the "SEC") and includes shares over which the beneficial owner exercises voting or investment power. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of April 25, 2007 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, and subject to community property laws where applicable, RealNetworks believes, based on information provided by such persons, that the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Includes 1,872,405 shares of Common Stock owned by the Glaser Progress Foundation. Mr. Glaser disclaims beneficial ownership of these shares. Also includes 187,500 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 25, 2007.

(3) Information is based on a Schedule 13G filed jointly with the Securities and Exchange Commission on January 23, 2007 by Barclays Global Investors, NA ("Barclays NA"), Barclays Global Fund Advisors ("Barclays Advisors"), Barclays Global Investors, Ltd., Barclays Global Investors Japan Trust and Banking Company Limited and Barclays Global Investors Japan Limited. Barclays NA reported that as of December 31, 2006, it had sole power to vote or direct the vote of 6,650,905 shares of common stock and sole power to dispose of or direct the disposition of 7,059,161 shares of common stock. Barclays Advisors reported that as of December 31, 2006, it had sole power to vote or direct the vote, and sole power to dispose of or direct the disposition of 1,650,742 shares of common stock. Barclays NA and Barclays Advisors reported that its address is 45 Fremont Street, San Francisco, CA 94105.

(4) Information is based on a Schedule 13G filed with the Securities and Exchange Commission on February 8, 2007 by Goldman Sachs Asset Management, L.P. ("GSAM LP"). GSAM LP reported that as of December 31, 2006, it beneficially owned an aggregate of 14,408,755 shares of common stock and that its address is 32 Old Slip, New York, NY 10005. GSAM LP, an investment advisor, disclaims beneficial ownership of any securities managed, on GSAM LP's behalf, by third parties.

(5) Includes 32,920 shares of common stock owned by the Eric and Illeana Benhamou Living Trust. Also includes 155,000 shares of common stock issuable upon exercise of options exercisable within 60 days of April 25, 2007.

(6) Includes 315,000 shares of common stock issuable upon exercise of options exercisable within 60 days of April 25, 2007.

(7) Includes 355,000 shares of common stock issuable upon exercise of options exercisable within 60 days of April 25, 2007.

(8) Includes 125,000 shares of common stock issuable upon exercise of options exercisable within 60 days of April 25, 2007.

(9) Includes 190,000 shares of common stock issuable upon exercise of options exercisable within 60 days of April 25, 2007.

(10) Includes 225,000 shares of common stock issuable upon exercise of options exercisable within 60 days of April 25, 2007.

(11) Includes 130,013 shares of common stock issuable upon exercise of options exercisable within 60 days of April 25, 2007.

(12) Includes 350,000 shares of common stock issuable upon exercise of options exercisable within 60 days of April 25, 2007.

(13) Includes 25,000 shares of common stock issuable upon exercise of options exercisable within 60 days of April 25, 2007.

(14) Includes 440,200 shares of common stock issuable upon exercise of options exercisable within 60 days of April 25, 2007.

(15) Includes 181,750 shares of common stock issuable upon exercise of options exercisable within 60 days of April 25, 2007.

(16) Includes an aggregate of 3,030,088 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 25, 2007.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities and Exchange Act of 1934, as amended, requires RealNetworks' executive officers, directors, and persons who own more than ten percent of a registered class of RealNetworks' equity securities to file reports of ownership and changes of ownership with the SEC. Executive officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish RealNetworks with copies of all such reports they file. Specific due dates have been established by the SEC, and RealNetworks is required to disclose in this Proxy Statement any failure to file by those dates.

Based solely on its review of the copies of such reports received by RealNetworks, and on written representations by the executive officers and directors of RealNetworks regarding their compliance with the applicable reporting requirements under Section 16(a) of the Exchange Act, RealNetworks believes that, with respect to its fiscal year ended December 31, 2006, all of the executive officers and directors of RealNetworks, and all of the persons known to RealNetworks to own more than ten percent of the Common Stock, complied with all such reporting requirements.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2006, RealNetworks' Compensation Committee was composed of Messrs. Bleier, Breyer and Jaech. No executive officer of RealNetworks served as a member of the board of directors or compensation committee of any entity that had one or more executive officers serving as a member of RealNetworks' Board of Directors or Compensation Committee. In addition, no interlocking relationship existed between any member of RealNetworks' Compensation Committee and any member of the compensation committee of any other company.

Change-in-Control Arrangements

RealNetworks 2005 Stock Incentive Plan. The Compensation Committee of the Board of Directors may determine at the time an award is granted under the 2005 Stock Incentive Plan (the "2005 Plan") that, upon a "Change of Control" of RealNetworks (as that term may be defined in the agreement evidencing an award), (a) options and stock appreciation rights outstanding as of the date of the Change of Control immediately vest and become fully exercisable or may be cancelled and terminated without payment therefor if the fair market value of one share of RealNetworks' Common Stock as of the date of the Change of Control is less than the per share option exercise price or stock appreciation right grant price, (b) restrictions and deferral limitations on restricted stock awards lapse and the restricted stock becomes free of all restrictions and limitations and becomes fully vested, (c) performance awards shall be considered to be earned and payable (either in full or pro rata based on the portion of performance period completed as of the date of the Change of Control), and any deferral or other restriction shall lapse and such performance awards shall be immediately settled or distributed, (d) the restrictions and deferral limitations and other conditions applicable to any other stock unit awards or any other awards shall lapse, and such other stock unit awards or such other awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant, and (e) such other additional benefits as the Committee deems appropriate shall apply, subject in each case to any terms and conditions contained in the agreement evidencing such award.

For purposes of the 2005 Plan, a "Change of Control" shall mean an event described in an agreement evidencing an award or such other event as determined in the sole discretion of the Board. The Compensation Committee may determine that, upon the occurrence of a Change of Control of RealNetworks, each option and stock appreciation right outstanding shall terminate within a specified number of days after notice to the participant, and/or that each participant shall receive, with respect to each share of Common Stock subject to such option or stock appreciation right, an amount equal to the excess of the fair market value of such share immediately prior to the occurrence of such Change of Control over the exercise price per share of such option and/or stock appreciation right; such amount to be payable in cash, in one or more kinds of stock or property, or in a combination thereof, as the Committee, in its discretion, shall determine.

If in the event of a Change of Control the successor company assumes or substitutes for an option, stock appreciation right, share of restricted stock or other stock unit award, then such outstanding option, stock appreciation right, share of restricted stock or other stock unit award shall not be accelerated as described above. An option, stock appreciation right, share of restricted stock or other stock unit award shall be considered assumed or substituted for if following the Change of Control the award confers the right to purchase or receive, for each share subject to the option, stock appreciation right, restricted stock award or other stock unit award immediately prior to the Change of Control, the consideration received in the transaction constituting a Change of Control by holders of shares for each share held on the effective date of such transaction; provided, however, that if such consideration received in the transaction constituting a Change of Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an option, stock appreciation right, restricted stock award or other stock unit award, for each share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per share consideration received by holders of shares in the transaction constituting a Change of Control. Notwithstanding the foregoing, on such terms and conditions as may be set forth in the agreement evidencing an award, in the event of a termination of a participant's employment in such successor company within a specified time period following such Change in Control, each award held by such participant at the time of the Change in Control shall be accelerated as described above.

RealNetworks 1996 Stock Option Plan, 2000 Stock Option Plan and 2002 Director Stock Option Plan. Under RealNetworks' 1996 Stock Option Plan, 2000 Stock Option Plan and 2002 Director Stock Option Plan, as any of such plans have been amended and restated (the "Plans"), each outstanding option issued under the Plans will become exercisable in full in respect of the aggregate number of shares covered thereby in the event of:

- any merger, consolidation or binding share exchange pursuant to which shares of Common Stock are changed or converted into or exchanged for cash, securities or other property, other than any such transaction in which the persons who hold Common Stock immediately prior to the transaction have immediately following the transaction the same proportionate ownership of the common stock of, and the same voting power with respect to, the surviving corporation;
- any merger, consolidation or binding share exchange in which the persons who hold Common Stock immediately prior to the transaction have immediately following the transaction less than a majority of the combined voting power of the outstanding capital stock of RealNetworks ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors;
- any liquidation or dissolution of RealNetworks;
- any sale, lease, exchange or other transfer not in the ordinary course of business (in one transaction or a series of related transactions) of all, or substantially all, of the assets of RealNetworks; or
- any transaction (or series of related transactions), consummated without the approval or recommendation of the Board of Directors, in which (i) any person, corporation or other entity (excluding RealNetworks and any employee benefit plan sponsored by RealNetworks) purchases any Common Stock (or securities convertible into Common Stock) for cash, securities or any other consideration pursuant to a tender offer or exchange offer, or (ii) any person, corporation or other entity (excluding RealNetworks and any employee benefit plan sponsored by RealNetworks) becomes the direct or indirect beneficial owner of securities of RealNetworks representing fifty percent (50%) or more of the combined voting power of the then outstanding securities of RealNetworks ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors.

Except as otherwise provided in an agreement evidencing an award under the Plans, the administrator of the Plans may, in its discretion, determine that outstanding options issued under the Plans will not become exercisable on an accelerated basis in connection with any of the transactions described above if the RealNetworks Board of Directors or the surviving or acquiring corporation, as the case may be, has taken action to provide for (a) the substitution of outstanding options granted under the Plans for equitable options in the surviving or acquiring corporation, (b) the assumption of such options by the surviving or acquiring corporation, or (c) the cash payment to each holder of an option of such amount as the plan administrator shall determine represents the then value of such options.

Mr. Kimball. Pursuant to an agreement dated November 30, 2005 between RealNetworks and Robert Kimball (the "Kimball Agreement"), Mr. Kimball was awarded a cash bonus in the aggregate amount of $3.25 million, of which $1.0 million was paid in November 2005, and $375,000 will be paid every six months thereafter through November 2008. If Mr. Kimball resigns his position as a result of the acquisition of RealNetworks by a third party, Mr. Kimball will be entitled to receive all payments under the Kimball Agreement on his last day of employment.

Compensation Discussion and Analysis

This compensation discussion and analysis discusses the principles underlying our executive compensation program and the important factors relevant to the analysis of the compensation of our executive officers. The individuals who served as our Chief Executive Officer and Chief Financial Officer, as well as the other individuals included in the 2006 Summary Compensation Table on page 21, are referred to as the "Named Executive Officers" in this proxy statement. The group of individuals identified throughout this proxy statement as "executives" or "executive officers" includes the Named Executive Officers.

Overview of Executive Compensation Program

The Compensation Committee of the Board of Directors, which consists of three independent Directors, is responsible for the oversight of our executive compensation program. In establishing executive compensation, the Compensation Committee is guided by the following philosophy and objectives:

- *Attract and retain the best executives.* The total compensation for executive officers should be sufficiently competitive with the compensation paid by similarly situated companies in the digital media, technology and other relevant industries and the compensation packages offered by other private and public companies with which we believe we compete for talent.

- *Reward individual performance against the achievement of measurable performance targets.* The compensation packages provided to our executive officers should include both cash and stock-based compensation that rewards performance as measured against established annual and strategic goals. These goals will cover both the unit for which the executive is responsible and the company as a whole.

- *Provide pay incentives that align executive compensation with the long-term interests of all of our stakeholders — shareholders, customers and employees.* Executive compensation should be designed to motivate executives to build a growing and profitable and sustainable business. This can best be achieved by encouraging our executive officers to conceive, develop and market the best products and services in RealNetworks' chosen markets and exceed customer expectations.

Role of Executive Officers in Compensation Decisions

The Compensation Committee approves the final determination of compensation for our executive officers. The Board of Directors may provide final approval of compensation arrangements for Rob Glaser, our Chief Executive Officer, and the Compensation Committee may have discussions with Mr. Glaser concerning his own compensation. With respect to executive officers other than Mr. Glaser, the recommendations of Mr. Glaser provide the foundation for determining executive compensation. The Compensation Committee can exercise its discretion in modifying any recommended compensation amounts or awards to executives.

Establishment of Executive Compensation

The executive compensation program is designed to create a strong linkage between total rewards and performance by motivating executives to achieve and exceed the business goals established by RealNetworks as part of its annual planning process. This linkage is achieved through the establishment and maintenance of multiple compensation elements including base salary, performance-based cash incentive compensation, long-term equity incentive compensation, discretionary cash bonus awards and benefits.

Our Human Resources department obtains executive compensation data from outside compensation consultants and salary surveys that reflect a peer group of other technology companies and considers this data in establishing employment offers to and compensation for executive officers. In 2006, management engaged Frederic W. Cook & Co., Inc. to evaluate our compensation practices and provide analysis and advice with respect to the compensation of our executive officers. The Compensation Committee considered recommendations concerning the overall compensation of our executive officers based in part on this analysis, which included compensation data from similarly situated peer companies in the Internet and software industries (the "Compensation Peer Group"). The companies comprising the Compensation Peer Group are:

- Akamai Technologies, Inc.
- Aquantive, Inc.
- Ask Jeeves, Inc.
- Avid Technologies, Inc.
- CNET Networks, Inc.
- DoubleClick Inc.
- Drugstore.com, Inc.
- FileNet Corporation
- F5 Networks, Inc.
- Getty Images, Inc.
- Infospace, Inc.
- Macromedia, Inc.
- Macrovision Corporation
- Napster/Roxio
- Pinnacle Systems, Inc.
- United Online, Inc.
- Vignette Corporation
- WebEx Communications, Inc.

In 2007, the Compensation Committee retained its own consultant, Lyons, Berenson & Co., to provide data and advice with respect to the compensation of our Chief Executive Officer, and may in the future engage this firm or other compensation consultants to provide advice with respect to the compensation of our executive officers. Such data and advice will be utilized for purposes of determining 2007 compensation for our Chief Executive Officer.

The Compensation Committee has generally established cash compensation for our executive officers at approximately the 75th percentile for similar positions at the Compensation Peer Group companies. This range was established utilizing compensation data provided to RealNetworks by Frederic W. Cook & Co., Inc. Variations to this objective may occur after taking into account the experience level of the individual and market factors.

There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Quantitative methods or mathematical formulas are not used exclusively in setting any element of compensation. In determining each component of compensation, all elements of an executive officer's total compensation package are considered. The Compensation Committee determines the appropriate level and mix of compensation based on management recommendations and information provided by outside consultants. In 2006, our Human Resources department presented executive compensation proposals to the Chief Executive Officer based on data provided by Frederic W. Cook & Co., Inc., the Radford Executive Survey and market assessments. The Chief Executive Officer presented recommendations to the Compensation Committee based on these proposals.

2006 Executive Compensation

For the fiscal year ended December 31, 2006, the principal components of compensation for our Named Executive Officers were:

- Base salary;
- Performance-based cash incentive compensation;
- Long-term equity incentive compensation;
- Discretionary cash bonus awards; and
- Benefits, including severance and change in control benefits.

Base Salary. We provide Named Executive Officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary ranges for Named Executive Officers are determined for each executive based on position, responsibility, experience and competitive market data. When determining base salaries, the Compensation Committee also takes into consideration other factors including the salaries established for comparable positions in high-growth companies in our industry and geographic region, salaries paid to executives at other companies with which we compete for comparable talent, the historical and comparative compensation levels of our executives and the executive's performance in the preceding year. Base salaries are adjusted from time to time to recognize various levels of responsibility, individual performance, market conditions and internal equity issues.

At the direction of the Compensation Committee, our Human Resources department obtains executive salary data directly from national and regional executive compensation surveys. Further, the Compensation Committee may also utilize the services of one or more consulting firms to provide additional relevant salary information when appropriate. In 2006, data provided by Frederic W. Cook & Co., Inc. and the Radford Executive Survey were utilized in connection with the establishment of the base salaries of our executive officers.

In 2006, base salary increases were awarded to certain Named Executive Officers in connection with performance, promotion, market factors and/or the assumption of additional responsibilities. Michael Eggers, our Chief Financial Officer, was awarded a salary increase of 33% upon his appointment as Chief Financial Officer and Robert Kimball, our Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary, was awarded a salary increase of 14%.

In April 2007, the Compensation Committee approved base salary increases of approximately 15%, 10%, 5% and 9% for Messrs. Glaser, Eggers, Kimball and Giamatteo, respectively, in connection with annual performance evaluations.

Performance-based Cash Incentive Compensation. The Compensation Committee has established a formal executive Management-by-Objectives program (the "MBO Program") with direct financial incentives in the form of annual cash bonuses to promote the achievement of corporate performance goals. This component is designed to provide rewards for semi-annual financial results. Awards under the MBO Program are not automatic and are dependent on the achievement of identified goals and objectives. Notwithstanding the performance of individual executive officers, the Compensation Committee may in its discretion increase or decrease MBO payments if certain factors warrant variation from the formula established under the MBO Program.

Under the 2006 MBO Program, performance is measured by achievement against corporate revenue and operating income targets, with each target bearing equal weight. Cash incentive compensation payments are paid following the completion of each six-month measurement period and are dependent on RealNetworks' performance against established targets during each six-month measurement period. While performance-based cash incentive compensation for participants in the MBO Program is targeted at 45% of annual base salary, actual payouts can range from 0% to 67.5% of annual base salary, depending on performance. Notwithstanding the Compensation Committee's discretionary authority to increase or decrease payments under our performance-based cash incentive compensation programs, performance attainment below 80% of target is generally not rewarded.

Messrs. Glaser, Eggers and Kimball participate in a separate discretionary incentive compensation program and were not eligible to participate in the MBO Program in 2006. This separate program is designed to maintain appropriate independence for key control executives such as the Chief Financial Officer and the General Counsel. Roy Goodman, formerly our Chief Financial Officer, is included as a Named Executive Officer due to his position as Chief Financial Officer through February 14, 2006. Mr. Goodman participated in a discretionary incentive compensation program until his resignation as Chief Financial Officer, and was no longer eligible to participate in any of the Company's cash incentive compensation programs following the first half of 2006.

In 2006, the target cash incentive compensation award for certain executive officers, including Messrs. Eggers, Kimball and Sheeran, and for a portion of the first half of the year, Mr. Goodman, was increased from 30% to 45% of annual base salary based on analysis and advice provided by Frederic W. Cook & Co., Inc. This analysis found that a shortfall in executive compensation existed as a result of below-market target cash incentive compensation programs.

In 2006, the Named Executive Officers earned performance-based cash incentive compensation as follows:

• *Mr. Glaser.* In 2006, Mr. Glaser was eligible to earn a target of 100% of his annual base salary in cash incentive compensation based on the achievement of certain financial and operating goals as determined by the Compensation Committee. In March 2007, the Board of Directors approved the payment of an annual cash bonus in the amount of $325,000 to Mr. Glaser in connection with his achievement of certain financial and operating goals for 2006 as approved by the Board of Directors and the Compensation Committee. This represents a cash bonus award equal to 81.25% of Mr. Glaser's annual base salary. For 2006, half of Mr. Glaser's bonus was based on the achievement of RealNetworks' financial objectives, which objectives were achieved at an average level of 67.4% based on performance measured against established targets for the first and second halves of 2006. The remaining half of the bonus was based on Mr. Glaser's achievement of mutually agreed-upon strategic objectives including (a) strengthening of our senior leadership, (b) leveraging our cash resources to strengthen our business, (c) strengthening the our Technology Products and Solutions business through the acquisition of WiderThan Co., Ltd.,

(d) achieving growth in our Games business, and (e) achieving a substantial total shareholder return in 2006. These objectives were achieved at a level of 95.1% based on performance measured against established targets for the year.

• *Mr. Giamatteo.* In 2006, John Giamatteo, our President, Technology Products and Solutions and International Operations, was eligible to earn a target of 100% of his annual base salary in performance-based compensation based on the achievement of established revenue and operating income targets. In the first half of 2006, Mr. Giamatteo earned cash incentive compensation at an achievement level of 104% based on performance measured against established financial targets for the measurement period. In the second half of 2006, Mr. Giamatteo earned cash incentive compensation at an achievement level of 30.7% based on performance measured against established financial targets for the measurement period.

In each of 2007 and 2008, Mr. Giamatteo is eligible to participate in a separate performance-based cash incentive plan under which he is eligible to earn up to $750,000 in each year based on the achievement of revenue targets for our WiderThan Co., Ltd. subsidiary and our Technology Products and Solutions business. Mr. Giamatteo may earn cash incentive compensation under this plan based on target performance ranging from 81% to 100% achievement against established revenue targets, with proportionate payout of awards ranging from 5% to 100% depending on the achievement level.

• *Messrs. Eggers, Goodman and Kimball.* In the first half of 2006, Messrs. Eggers and Kimball earned discretionary cash incentive compensation at an achievement level of 104% based on each executive's individual performance and contributions to the overall performance of RealNetworks during the measurement period. The Compensation Committee determined that these executives contributed equally to the financial success of RealNetworks in the first half of 2006, as compared to the executives who participated in the MBO Program, and therefore should be comparably rewarded. Mr. Goodman's discretionary cash incentive compensation was based on his individual performance and the assistance he provided during the transition to our new Chief Financial Officer during the first half of 2006. In the second half of 2006, Messrs. Eggers and Kimball earned cash incentive compensation at an achievement level of 90% based on each executive's individual performance and contributions to the overall performance of RealNetworks during the measurement period. The award earned by Mr. Kimball in the second half of 2006 was proportionately adjusted to reflect a leave of absence. The Compensation Committee determined that the performance of Messrs. Eggers and Kimball in the second half of 2006, including their extraordinary efforts related to the WiderThan acquisition, warranted higher cash incentive awards than the executives who participated in the MBO Program.

• *Mr. Sheeran.* In the first half of 2006, Mr. Sheeran earned cash incentive compensation under the MBO Program at an achievement level of 104% based on performance measured against established financial targets for the measurement period. In the second half of 2006, Mr. Sheeran earned cash incentive compensation under the MBO Program at an achievement level of 30.7% based on performance measured against established financial targets for the measurement period.

Long-term Equity Incentive Compensation. In keeping with RealNetworks' philosophy of providing a total compensation package that includes at-risk components of pay, long-term incentives consisting of stock option grants and, in certain cases, restricted stock units, comprise a component of the total compensation of the Named Executive Officers. These incentives are designed to motivate and reward executives for maximizing shareholder value and encourage the long-term employment of key employees. When stock options and restricted stock units are granted to executive officers, the executives' levels of responsibility, experience and breadth of knowledge, individual performance criteria, previous equity awards and the compensation practices at similarly situated companies in RealNetworks' industry are considered in evaluating total compensation. The size of equity awards is generally intended to reflect an executive's position with and contributions to RealNetworks, and as a result, the number of shares underlying stock options and restricted stock unit awards varies. Options generally have a four or five year vesting period to encourage key employees to continue in RealNetworks' employ. Restricted stock units vest in equal increments annually over four years.

Because all of the stock option grants to executive officers have been made with exercise prices equal to the fair market value of our Common Stock on the dates of grant, the stock options have value only if the stock price appreciates from the value on the date the stock options were granted. The use of stock options and restricted stock units is intended to focus executives on the enhancement of shareholder value over the long-term, to encourage equity ownership in RealNetworks and to retain key executive talent.

At its March 2006 meeting, the Compensation Committee granted stock option awards to certain executive officers including Messrs. Eggers, Kimball and Sheeran as part of the annual performance review process based on a combination of factors including performance, carried-interest ownership and competitive market factors. Mr. Glaser received a stock option grant in November 2005, Mr. Giamatteo received stock options grants upon joining RealNetworks in June 2005, and Mr. Goodman resigned his position as Chief Financial Officer in February 2006. Therefore, the Compensation Committee did not grant stock options to Messrs. Glaser, Giamatteo and Goodman in 2006.

At its November 2006 meeting, the Compensation Committee determined that the aggregate outstanding equity awards for three of the Named Executive Officers and certain other executive officers were below the median. The Compensation Committee made its determination following an extensive review of executive equity compensation data provided by Frederic W. Cook & Co., Inc., which included a comparison of our outstanding executive equity awards with the outstanding executive equity awards at companies comprising the Compensation Peer Group (excluding Macromedia, Inc., Pinnacle Systems, Inc., DoubleClick Inc. and Ask Jeeves, Inc., and including Savvis, Inc. and 24/7 RealMedia, Inc.). For the purposes of this equity award analysis, the composition of the Compensation Peer Group changed due to acquisition activity involving certain companies in the Compensation Peer Group. The methodology used in making this determination was based on factors including the median company-wide equity award pool for 2006, the carried-interest ownership by our executive officers and the in-the-money value of outstanding executive equity awards. As a result of this determination, the Compensation Committee approved a second 2006 equity award to certain executive officers, including Messrs. Eggers, Kimball and Sheeran. Each executive officer who received a second equity award in 2006 was given a choice of receiving the award in the form of stock options, or as a combination of stock options (50%) and restricted stock units (50%), which restricted stock units were adjusted based on a ratio of one restricted stock unit for every three stock options.

In 2006, options to purchase a total of 422,500 shares of RealNetworks Common Stock and 37,500 restricted stock units were granted to the Named Executive Officers under the RealNetworks, Inc. 2005 Stock Incentive Plan (the "2005 Plan"). The amount and other details of the long-term equity compensation awards granted to the Named Executive Officers in 2006 are set forth in the "2006 Grants of Plan-Based Awards" table on page 22.

In April 2007, the Compensation Committee granted stock option awards to certain executive officers including Messrs. Glaser, Eggers, Kimball and Sheeran as part of the annual performance review process. Mr. Glaser received a stock option grant for the purchase of up to 500,000 shares of common stock that will vest over four years assuming certain performance criteria are satisfied. Messrs. Eggers and Kimball each received a stock option grant for the purchase of 135,000 shares of common stock, and Mr. Sheeran received a stock option grant for the purchase of 100,000 shares of common stock. The stock options granted to Messrs. Eggers, Kimball and Sheeran will vest in equal increments every six months over a four year period. The exercise price of the stock options granted to Messrs. Glaser, Eggers, Kimball and Sheeran was equal to the closing price of RealNetworks Common Stock on the grant date.

Discretionary Cash Bonus Awards. In 2005, RealNetworks entered into agreements with Microsoft valued at $761 million to RealNetworks in connection with the settlement of antitrust litigation and agreements relating to digital music and games. The Compensation Committee awarded special cash bonuses to certain executive officers of RealNetworks, including Messrs. Glaser, Kimball and Sheeran, in recognition of their efforts and leadership in resolving the antitrust litigation and establishing a collaborative relationship with Microsoft. The bonuses awarded to Messrs. Glaser, Kimball and Sheeran are subject to deferred payment schedules ranging from one to three years. In connection with the foregoing, the Compensation Committee approved the following discretionary cash bonus awards:

- *Mr. Glaser.* Pursuant to an agreement between RealNetworks and Mr. Glaser (the "Glaser Agreement"), Mr. Glaser was awarded a cash bonus in the aggregate amount of $2.9 million, of which $1.45 million was paid to Mr. Glaser in February 2006 and $725,000 was paid to Mr. Glaser in each of July 2006 and January 2007.

Proxy Statement

• *Mr. Kimball.* Pursuant to an agreement between RealNetworks and Mr. Kimball (the "Kimball Agreement"), Mr. Kimball was awarded a cash bonus in the aggregate amount of $3.25 million, of which $1 million was paid to Mr. Kimball in November 2005 and $750,000 was paid to Mr. Kimball in two equal payments of $375,000 in each of May 2006 and November 2006. Pursuant to the Kimball Agreement, Mr. Kimball will receive an additional $375,000 upon the completion of each successive six months of employment with RealNetworks through November 2008. If Mr. Kimball voluntarily terminates his employment with RealNetworks or is involuntarily terminated by RealNetworks for Cause (as defined in the Kimball Agreement) prior to November 2008, he will not be eligible to receive cash payments under the Kimball Agreement that are due after the date he ceases to be employed by RealNetworks. In the case of death or disability, Mr. Kimball or his heirs will receive all remaining payments under the Kimball Agreement within 30 days.

• *Mr. Sheeran.* Pursuant to an agreement between RealNetworks and Mr. Sheeran (the "Sheeran Agreement"), Mr. Sheeran was awarded a cash bonus in the aggregate amount of $200,000, of which $70,000 was paid to Mr. Sheeran in November 2005 and $130,000 was paid to Mr. Sheeran in two equal payments of $65,000 in each of May 2006 and November 2006.

In September 2006, we signed a definitive agreement to acquire WiderThan Co., Ltd. In connection with the WiderThan acquisition, the Compensation Committee approved the payment of cash bonus awards to a select team of RealNetworks' employees and executive officers for their efforts related to the WiderThan acquisition. Pursuant to this special bonus program, the Compensation Committee approved the following discretionary cash bonus awards to the Named Executive Officers:

• *Mr. Giamatteo.* Mr. Giamatteo was awarded a cash payment in the amount of $250,000 upon the signing of the WiderThan agreement in September 2005. Mr. Giamatteo was awarded a second cash payment in the amount of $250,000 upon the closing of the WiderThan acquisition in October 2006. In addition, upon the closing of the acquisition, the vesting schedule applicable to the stock options for the purchase of 750,000 shares of our Common Stock granted to Mr. Giamatteo on June 20, 2005 pursuant to our 2005 Plan was accelerated from a seven year vesting schedule to a five year vesting schedule, with the first 30% vesting on December 20, 2006, and an additional 10% vesting each successive six months of completed employment thereafter until the options become fully vested on June 20, 2010.

• *Mr. Eggers.* Mr. Eggers was awarded a cash payment of $50,000 upon the signing of the WiderThan agreement.

Benefits. Benefits are part of a competitive compensation package to attract and retain employees, including executives. Our executive officers are eligible to participate in all of our benefit programs. These programs include medical, dental, vision, group life and disability insurance, a medical reimbursement plan, a transportation subsidy and an employee stock purchase plan that permits employees to purchase RealNetworks stock at a 15% discount from the closing sale price of our Common Stock as reported on the Nasdaq Stock Market on the last trading day of each offering period.

Our employees, including the Named Executive Officers, are also eligible to participate in our 401(k) savings plan, a tax-qualified retirement savings plan pursuant to which all U.S. based employees are able to contribute the lesser of up to 50% of their cash compensation (including base salary, bonuses, commissions and overtime pay) or the limit prescribed by the Internal Revenue Service to the plan on a before-tax basis. RealNetworks will match 50% of the first 3% of pay that is contributed to the 401(k) savings plan. All employee contributions to the 401(k) savings plan are fully vested upon contribution. Matching contributions by RealNetworks become fully vested after three years.

Our executive officers participate in the benefit programs described above on the same basis as our other employees. We may offer other benefits to our employees and executive officers from time to time, including relocation packages and signing bonuses.

Since 2002, the imputed costs associated with the occupancy of vacant office space in our headquarters by the Glaser Progress Foundation, a charitable foundation of which Mr. Glaser is Trustee, and by Mr. Glaser's personal assistant, have been reported as income to Mr. Glaser. There were no special benefits or perquisites provided to any other Named Executive Officer in 2006.

Severance and Change in Control Benefits. It is our policy to request our executive officers, excluding Mr. Glaser, to provide a notice period of six months prior to voluntarily terminating their employment with RealNetworks for the purpose of transitioning responsibilities. In the event an executive officer provides six months' notice prior to voluntarily terminating his or her employment, he or she will receive a severance payment equal to six months of such executive's annual base salary, even if RealNetworks does not require the continued services of the executive officer for all or part of such six month notice period. In the event an executive officer provides notice of less than six months prior to voluntarily terminating his or her employment, he or she will receive a severance payment equal to the number of months' notice provided, up to a maximum severance payment equal to six months of the executive's annual base salary, even if RealNetworks does not require the continued services of the executive officer for all or part of such notice period.

- *Mr. Kimball.* In the event Mr. Kimball resigns his position as a result of a material change in his job responsibilities, the relocation of his primary workplace by more than 15 miles, or the acquisition of RealNetworks by a third party, Mr. Kimball will be entitled to receive all payments under the Kimball Agreement on his last day of employment. In the case of death or disability, Mr. Kimball or his heirs will receive all remaining payments under the Kimball agreement within 30 days.

- *Mr. Giamatteo.* In the event RealNetworks terminates the employment of Mr. Giamatteo without cause, RealNetworks will provide Mr. Giamatteo with six months' notice, or it will pay Mr. Giamatteo his then-current base salary in lieu of notice through any remaining portion of the notice period. Additionally, if RealNetworks terminates the employment of Mr. Giamatteo without cause and Mr. Glaser is not RealNetworks' Chief Executive Officer at the time of such termination, RealNetworks will provide Mr. Giamatteo with an additional six months' notice or it will pay Mr. Giamatteo his then-current base salary in lieu of notice through any remaining portion of the notice period.

Under our equity incentive plans, if we terminate the employment of a Named Executive Officer for any reason other than for cause, and any of such Named Executive Officer's outstanding stock options or restricted stock units are not fully vested, the next vesting installment of such stock options or restricted stock units will vest on a pro rata basis for the portion of the year elapsed since the date on which the vesting of the option commenced or the last anniversary thereof, expressed in full months, provided that the Named Executive Officer executes and delivers a settlement agreement and release satisfactory to us on or before the date of such termination. If the employment of a Named Executive Officer terminates due to such executive officer's death, any stock options or restricted stock units that are unvested as of the date of such executive officer's death will fully vest on such date and may be exercised by the estate or legal representative of such executive officer for a period of one year following such date.

In addition, our employees and executive officers may be eligible to receive certain benefits with respect to outstanding awards granted under our equity incentive plans in the event of a change in control of RealNetworks. A change in control of a corporation is often accompanied by changes in the corporate culture and job losses due to redundancy, especially at the executive levels. If a change in control of RealNetworks were under consideration, we expect that our executives could be faced with personal uncertainties and distractions about how the transaction may affect their continued employment with us. By granting awards under our equity incentive plans that include change in control benefits before any such transaction is contemplated, we hope to focus our executives' full attention and dedication to our shareholders' best interests in the event of a threatened or pending change in control, and to encourage the executive to remain employed by RealNetworks through the completion of any such transaction. The change in control benefits with respect to outstanding awards granted under our equity incentive plans are further described in the section entitled "Change in Control Arrangements" on page 11.

Stock Option Grant Practices. We do not have any program, plan or obligation that requires the granting of stock options or other equity awards to any executive officer on specified dates. All stock options are granted with exercise prices that are equal to the last sale price of our Common Stock as reported on the Nasdaq Stock Market on the respective date of grant. The Compensation Committee typically grants options to corporate and executive officers at its scheduled meetings or by unanimous written consent. From time to time, the Compensation Committee may authorize the future grant of a stock option to a corporate or executive officer in advance of the commencement of such officer's employment by RealNetworks. In such a case, the Compensation Committee's approval of the stock option is subject to the employment of such officer by RealNetworks, and the exercise price of such stock option is equal to the last sale price of our Common Stock as reported on the Nasdaq Stock Market on the respective date of grant, which would be the first day of our employment of such officer. Stock options are typically granted to RealNetworks employees upon hire and in connection with annual performance evaluations. Pursuant to the terms of the 2005 Plan, the Board of Directors has delegated authority to each of our Chief Executive Officer, Chief Financial Officer and General Counsel to grant awards under the Company's 2005 Plan to employees who are not Directors or officers of RealNetworks. These authorized officers typically approve stock option grants to designated employees who are not officers or Directors of RealNetworks on a weekly basis.

Tax and Accounting Implications

Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the federal corporate income tax deduction for compensation paid by a public company to its Chief Executive Officer and certain other executive officers to $1 million in the year the compensation becomes taxable to the executive, unless the compensation is "performance-based compensation" or qualifies under certain other exceptions. The Compensation Committee intends to qualify executive compensation for deductibility under Section 162(m) to the extent consistent with the best interests of RealNetworks. Since corporate objectives may not always be consistent with the requirements for full deductibility, it is conceivable that we may enter into compensation arrangements in the future under which payments are not deductible under Section 162(m). Deductibility will not be the sole factor used by the Compensation Committee in ascertaining appropriate levels or modes of compensation.

Accounting for Stock-Based Compensation. Beginning on January 1, 2006, RealNetworks began accounting for stock-based compensation in accordance with the requirements of Financial Accounting Standards Board Statement of Financial Accounting Standard No. 123 (revised 2004), *Share-Based Payment* ("FAS 123R"). Under the fair value provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis for fiscal year 2006 with the Company's management. Based on this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in the Company's annual report on Form 10-K and proxy statement relating to the 2007 annual meeting of shareholders.

The Compensation Committee
of the Board of Directors

Jeremy Jaech, Chairman
Edward Bleier
James W. Breyer

2006 Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert Glaser . . . . Chairman of the Board and Chief Executive Officer	2006	$400,000	$2,175,000	—	$821,456	$325,000	—	$35,747(6)	$3,757,203
Michael Eggers . . . . Senior Vice President, Chief Financial Officer and Treasurer	2006	$224,423	$ 50,000	$5,738	$158,273	$ 94,284	—	$ 2,840(7)	$ 535,558
John Giamatteo . . . . President, Technology Products and Solutions and International Operations	2006	$350,000	$ 500,000	—	$666,581	$235,725	—	$ 326(8)	$1,752,632
Roy Goodman . . . . Former Chief Financial Officer	2006	$190,417	—	—	$114,212	$ 35,100	—	$ 1,184(9)	$ 340,913
Robert Kimball . . . . Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary	2006	$225,625	$ 750,000	$9,451	$147,854	$107,089	—	$ 5,777(10)	$1,245,796
Daniel Sheeran . . . . Senior Vice President, Corporate Partnerships and Business Development	2006	$310,000	$ 130,000	—	$349,571	$ 93,953	—	$ 1,483(11)	$ 885,007

(1) The amount reported in this column for each executive officer represents the dollar amount of base salary paid in 2006. The amount shown for Mr. Kimball represents his annual base salary as adjusted to reflect a leave of absence in 2006.

(2) The amount reported in this column for each executive officer represents a discretionary cash bonus award. These discretionary cash bonus awards are discussed in further detail under "Compensation Discussion and Analysis" beginning on page 13.

(3) The amount reported in this column for each executive officer represents the compensation costs for financial reporting purposes for the year under FAS 123R, excluding adjustments relating to estimated forfeitures, rather than an amount paid to or realized by the executive officer for restricted stock units granted in 2006. For a discussion of valuation assumptions, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2006.

(4) The amount reported in this column for each executive officer represents the compensation costs for financial reporting purposes for the year under FAS 123R, excluding adjustments relating to estimated forfeitures, rather than an amount paid to or realized by the executive officer for stock options granted in and prior to 2006. For a discussion of valuation assumptions, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2006.

(5) The amount reported in this column for each executive officer represents cash incentive compensation which is based on performance in 2006. Mr. Glaser's cash incentive compensation for 2006 was determined by the Compensation Committee in March 2007 and was paid shortly thereafter. With respect to the named executive officers other than Mr. Glaser, cash incentive compensation was determined by the Compensation Committee in July 2006 with respect to payments for the first half of 2006 and in January 2007 with respect to payments for the second half of 2006, with payments made shortly after each such determination. This performance-based cash compensation is discussed in further detail under "Compensation Discussion and Analysis" beginning on page 13. The estimated possible threshold, target and maximum amounts for these awards are reflected in the "2006 Grants of Plan-Based Awards" table on page 22.

(6) The amount reported in this column for Mr. Glaser represents (a) perquisites in the amount of $35,387 which reflects costs associated with the occupancy of office space in RealNetworks' headquarters by the Glaser Progress Foundation, a charitable foundation of which Mr. Glaser is Trustee, and Mr. Glaser's personal assistant, and (b) a premium in the amount of $360 paid by RealNetworks for life insurance for the benefit of Mr. Glaser. The cost per square foot of occupied space in RealNetworks' headquarters was multiplied by the square footage of the office space occupied by the Glaser Progress Foundation and Mr. Glaser's personal assistant to determine the costs associated with the occupancy of such office space.

(7) The amount reported in this column for Mr. Eggers represents (a) contributions in the amount of $2,625 by RealNetworks to its 401(k) plan for the benefit of Mr. Eggers, and (b) a premium in the amount of $215 paid by RealNetworks for life insurance for the benefit of Mr. Eggers.

(8) The amount reported in this column for Mr. Giamatteo represents a premium in the amount of $326 paid by RealNetworks for life insurance for the benefit of Mr. Giamatteo.

(9) The amount reported in this column for Mr. Goodman represents (a) contributions in the amount of $1,012 by RealNetworks to its 401(k) plan for the benefit of Mr. Goodman, and (b) a premium in the amount of $172 paid by RealNetworks for life insurance for the benefit of Mr. Goodman.

(10) The amount reported in this column represents (a) contributions in the amount of $5,530 by RealNetworks to its 401(k) plan for the benefit of Mr. Kimball, and (b) a premium in the amount of $247 paid by RealNetworks for life insurance for the benefit of Mr. Kimball.

(11) The amount reported in this column for Mr. Sheeran represents (a) contributions in the amount of $1,181 RealNetworks to its 401(k) plan for the benefit of Mr. Sheeran, and (b) a premium in the amount of $302 paid by RealNetworks for life insurance for the benefit of Mr. Sheeran.

2006 Grants of Plan-Based Awards

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)(2)	(#)(3)	($/sh)	($)(4)
Robert Glaser	—	—	—	$400,000	—	—	—	—	—	—	—	—
Michael Eggers	02/14/06	02/09/06	—	$108,000	—	—	—	—		100,000	$ 8.53	$376,870
	11/09/06	11/09/06				—	—	—		42,500	$11.38	$217,137
	11/09/06	11/09/06				—	—	—	14,167			$161,220
John Giamatteo	—	—	$4,725	$350,000	$525,000				—	—	—	—
Roy Goodman	—	—	—	$ 28,125	—	—	—	—	—	—	—	—
Robert Kimball	03/15/06	03/15/06	—	$128,250	—	—	—	—		80,000	$ 8.27	$293,840
	11/09/06	11/09/06				—	—	—		70,000	$11.38	$357,637
	11/09/06	11/09/06				—	—	—	23,333			$265,530
Daniel Sheeran	11/09/06	11/09/06	$4,185	$139,500	$200,250	—	—	—		130,000	$11.38	$664,183

(1) The amounts shown represent the threshold, target and maximum amounts of annual performance-based cash incentive compensation that might have been paid to each Named Executive Officer for 2006 performance. Threshold and maximum amounts for Messrs. Glaser, Eggers, Goodman and Kimball as a percentage of base salary are not determinable because the performance-based cash incentive compensation programs applicable to these executives are discretionary. The actual amount paid for 2006 is shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 21. These awards are described in further detail under "Compensation Discussion and Analysis" beginning on page 13.

(2) The amounts shown represent restricted stock unit awards granted pursuant to the RealNetworks, Inc. 2005 Stock Incentive Plan. The restricted stock unit awards vest in equal increments annually over a period of four years. If a Named Executive Officer's employment terminates for any reason other than death, upon a change of control, or upon the termination of employment by RealNetworks without cause (provided that the Named Executive Officer delivers a settlement agreement and release upon such termination), the unvested portion of

the restricted stock units will not vest and all rights to the unvested portion will terminate. The restricted stock units are described in further detail under "Compensation Discussion and Analysis" beginning on page 13 and in the "Outstanding Equity Awards at December 31, 2006" table on page 24.

(3) The amounts shown represent stock options granted pursuant to the RealNetworks, Inc. 2005 Stock Incentive Plan. The stock options vest over a period of four years and expire seven years after the date of grant. The exercise price of the stock options is equal to the fair market value of RealNetworks' Common Stock on the date of grant. If an executive officer terminates for any reason other than death, upon a change of control, or upon the termination of employment by RealNetworks without cause (provided that the Named Executive Officer delivers a settlement agreement and release upon such termination), the unvested portion of the stock options will not vest and all rights to the unvested portion will terminate. The stock options are described in further detail under "Compensation Discussion and Analysis" beginning on page 13 and in the "Outstanding Equity Awards at December 31, 2006" table on page 24.

(4) The amount reported in this column for each executive officer represents the compensation costs for financial reporting purposes under FAS 123R, excluding adjustments relating to estimated forfeitures, rather than an amount paid to or realized by the executive officer. For a discussion of valuation assumptions, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2006. The option exercise price has not been deducted from the amounts indicated above. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of RealNetworks common stock at such date in the future when the option is exercised. The proceeds to be paid to the individual following the exercise of the option do not include the option exercise price.

Outstanding Equity Awards at December 31, 2006

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Robert Glaser	125,000	375,000(1)	—	$ 8.00	11/04/12				
Michael Eggers	—	5,000(2)	—	$ 3.76	08/05/22				
	15,000	10,000(3)	—	$ 6.12	07/24/23				
	15,000	15,000(4)	—	$ 6.63	10/03/23				
	4,000	10,000(5)	—	$ 5.75	02/11/24				
	16,000	24,000(6)	—	$ 5.84	01/18/25				
	35,000	—	—	$ 7.22	08/31/21				
	700	—	—	$ 7.22	08/31/21				
	12,500	87,500(7)	—	$ 8.53	02/14/13				
	—	42,500(8)	—	$11.38	11/09/13	14,167(9)	$154,987(10)	—	—
John Giamatteo	225,000	525,000(11)	—	$ 5.07	06/20/12				
	50,000	—	—	$ 5.07	06/20/12				
Roy Goodman	—	100,000(12)	—	$ 6.63	10/03/23				
Robert Kimball	5,000	5,000(13)	—	$ 3.76	08/05/22				
	10,000	30,000(14)	—	$ 3.23	01/27/23				
	35,000	15,000(15)	—	$ 6.12	07/24/23				
	20,000	30,000(16)	—	$ 5.84	01/18/25				
	61,450	—	—	$ 5.94	10/12/21				
	200,000	—	—	$ 7.22	08/31/21				
	15,000	—	—	$ 7.22	08/31/21				
	40,000	—	—	$ 7.22	08/31/21				
	10,000	70,000(17)	—	$ 8.27	03/15/13				
	—	70,000(8)	—	$11.38	11/09/13	23,333(9)	$255,263(10)	—	—
Daniel Sheeran	—	60,000(18)	—	$ 4.86	07/21/12				
	—	5,000(19)	—	$ 3.76	08/05/22				
	—	15,000(20)	—	$ 4.98	04/22/23				
	70,000	30,000(21)	—	$ 6.12	07/24/23				
	6,000	14,000(22)	—	$ 6.22	04/21/25				
	20,000	—	—	$ 5.94	10/12/21				
	25,000	75,000(23)	—	$ 8.00	11/04/12				
	—	130,000(8)	—	$11.38	11/09/13				

(1) The options vest and become exercisable as to 12.5% of the total grant on February 1, 2006 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on August 1, 2009, subject to the recipient's continued employment with RealNetworks.

(2) The options vest and become exercisable as to 10% of the total grant on November 1, 2002 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on August 16, 2007, subject to the recipient's continued employment with RealNetworks.

(3) The options vest and become exercisable as to 10% of the total grant on November 1, 2003 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on August 16, 2008, subject to the recipient's continued employment with RealNetworks.

(4) The options vest and become exercisable as to 10% of the total grant on March 29, 2004 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on January 14, 2009, subject to the recipient's continued employment with RealNetworks.

(5) The options vest and become exercisable as to 10% of the total grant on August 11, 2004 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on May 29, 2009, subject to the recipient's continued employment with RealNetworks.

(6) The options vest and become exercisable as to 10% of the total grant on February 1, 2005 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on November 19, 2009, subject to the recipient's continued employment with RealNetworks.

(7) The options vest and become exercisable as to 12.5% of the total grant on August 14, 2006 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on February 14, 2010, subject to the recipient's continued employment with RealNetworks.

(8) The options vest and become exercisable as to 12.5% of the total grant on May 9, 2007 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on November 9, 2010, subject to the recipient's continued employment with RealNetworks.

(9) Represents restricted stock unit awards that vest in four substantially equal installments on each of November 9, 2007, November 9, 2008, November 9, 2009 and November 9, 2010, subject to the recipient remaining employed by RealNetworks.

(10) Represents the closing price of a share of our common stock on December 29, 2006 ($10.94) multiplied by the number of shares or units that have not vested.

(11) The options vest and become exercisable as to 30% of the total grant on December 20, 2006, and an additional 10% of the options will vest and become exercisable upon the completion of each successive six months of employment until the options become fully vested on June 20, 2010, subject to the recipient remaining employed by RealNetworks.

(12) The options vest and become exercisable as to 30% of the total grant on March 29, 2005, and an additional 10% of the grant will vest and become exercisable upon the completion of each successive six months of employment until the options become fully vested and exercisable on September 29, 2008, subject to the recipient's continued employment with RealNetworks.

(13) The options vest and become exercisable as to 10% of the total grant on November 1, 2002 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on June 16, 2007, subject to the recipient's continued employment with RealNetworks.

(14) The options vest and become exercisable as to 10% of the total grant on July 27, 2003 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on March 13, 2008, subject to the recipient's continued employment with RealNetworks.

(15) The options vest and become exercisable as to 10% of the total grant on November 1, 2003 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on June 16, 2008, subject to the recipient's continued employment with RealNetworks.

(16) The options vest and become exercisable as to 10% of the total grant on February 1, 2005 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on September 16, 2009, subject to the recipient's continued employment with RealNetworks.

(17) The options vest and become exercisable as to 12.5% of the total grant on July 1,2006 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence.

The options will become fully vested and exercisable on February 16, 2010, subject to the recipient's continued employment with RealNetworks.

(18) The options vest and become exercisable as to 12.5% of the total grant on January 21, 2006 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on July 21, 2009, subject to the recipient's continued employment with RealNetworks.

(19) The options vest and become exercisable as to 10% of the total grant on November 1, 2002 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on May 1, 2007, subject to the recipient's continued employment with RealNetworks.

(20) The options vest and become exercisable as to 10% of the total grant on August 1, 2003 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on February 1, 2008, subject to the recipient's continued employment with RealNetworks

(21) The options vest and become exercisable as to 10% of the total grant on November 1, 2003 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on May 1, 2008, subject to the recipient's continued employment with RealNetworks.

(22) The options vest and become exercisable as to 10% of the total grant on October 21, 2005 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on April 21, 2010, subject to the recipient's continued employment with RealNetworks.

(23) The options vest and become exercisable as to 12.5% of the total grant on May 4, 2006 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on November 4, 2009, subject to the recipient's continued employment with RealNetworks.

Proxy Statement

2006 Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Robert Glaser	—	—	—	—
Michael Eggers	61,900	285,442	—	—
John Giamatteo	—	—	—	—
Roy Goodman	150,000	552,100	—	—
Robert Kimball	100,000	660,100	—	—
Daniel Sheeran	180,000	1,026,300	—	—

(1) Represents the aggregate price at which the shares acquired upon exercise of the stock options were sold net of the exercise price associated with acquiring the shares.

2006 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Eric Benhamou(2)	$48,000	—	200,249	—	—	—	248,249
Edward Bleier(3)	$39,000	—	191,202	—	—	—	230,202
James Breyer	$38,000(4)	—	191,202	—	—	—	229,202
Robert Glaser(5)	—	—	—	—	—	—	—
Jeremy Jaech(6)	$48,000(7)	—	191,202	—	—	—	239,202
Jonathan Klein(8)	$35,000(9)	—	191,775	—	—	—	226,775
Kalpana Raina	$34,000	—	191,202	—	—	—	225,202

(1) The amount reported in this column for each director represents the compensation costs for financial reporting purposes for 2006 under FAS 123R, excluding adjustments relating to estimated forfeitures, rather than an amount paid to or realized by the director, for outstanding stock options granted in and prior to 2006. The full FAS 123R grant date fair value of the equity award granted in 2006 to each of Messrs. Benhamou, Bleier, Breyer, Jaech, Klein and Ms. Raina is $194,216. For a discussion of valuation assumptions, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2006.

The aggregate number of shares subject to outstanding stock options as of December 31, 2006 for each of the above-named directors, other than Mr. Glaser, is as follows: Mr. Benhamou — 155,000; Mr. Bleier — 315,000, Mr. Breyer — 355,000; Mr. Jaech — 125,000; Mr. Klein — 190,000; Ms. Raina — 225,000.

(2) Audit Committee Chair.

(3) Nominating and Corporate Governance Committee Chair prior to April 24, 2007.

(4) Represents the value of shares of RealNetworks Common Stock issued to Mr. Breyer in lieu of director fees earned in fiscal year 2006. Mr. Breyer elected to receive 100% of his fiscal year 2006 director fees in shares of RealNetworks Common Stock. In 2006, Mr. Breyer received (a) 1,515 shares valued at $12,499 as compensation for Board service in the first quarter of 2006, (b) 794 shares valued at $8,496 as compensation for Board service in the second quarter of 2006, (c) 754 shares valued at $8,000 as compensation for Board service in the third quarter of 2006, and (d) 822 shares valued at $8,993 as compensation for Board service in the fourth quarter of 2006. Mr. Breyer received cash in lieu of the issuance of any fractional shares.

(5) See "2006 Summary Compensation Table" for Mr. Glaser's compensation for services provided as Chief Executive Officer. Mr. Glaser does not receive additional compensation for his service as a member of the Board of Directors.

(6) Compensation Committee Chair.

(7) Represents the value of shares of RealNetworks Common Stock issued to Mr. Jaech in lieu of director fees earned in fiscal year 2006. Mr. Jaech elected to receive 50% of his fiscal year 2006 director fees in shares of RealNetworks Common Stock. In 2006, Mr. Jaech received (a) 787 shares valued at $6,493 as compensation for Board service in the first quarter of 2006, (b) 373 shares valued at $3,991 as compensation for Board service in the second quarter of 2006, (c) 636 shares valued at $6,748 as compensation for Board service in the third quarter of 2006, and (d) 617 shares valued at $6,750 as compensation for Board service in the fourth quarter of 2006. Mr. Jaech received cash in lieu of the issuance of any fractional shares.

(8) Nominating and Corporate Governance Committee Chair effective April 24, 2007.

(9) Represents the value of shares of RealNetworks Common Stock issued to Mr. Klein in lieu of director fees earned in fiscal year 2006. Mr. Klein elected receive 100% of his fiscal year 2006 director fees in shares of RealNetworks Common Stock. In 2006, Mr. Klein received (a) 1,212 shares valued at $10,000 as compensation

for Board service in the first quarter of 2006, (b) 654 shares valued at $6,998 as compensation for Board service in the second quarter of 2006, (c) 942 shares valued at $9,995 as compensation for Board service in the third quarter of 2006, and (d) 731 shares valued at $7,997 as compensation for Board service in the fourth quarter of 2006. Mr. Klein received cash in lieu of the issuance of any fractional shares.

Compensation of Directors

Each director who is not an employee of RealNetworks (an "Outside Director") is paid $5,000 per quarter for his or her services as a director. Outside Directors are also paid (i) $1,000 for participation in each meeting of the Board, (ii) $1,000 for participation in each meeting of a Board committee, and (iii) $3,000 per quarter for serving as chairperson of the Audit Committee, $1,500 per quarter for serving as chairperson of the Compensation Committee and $750 per quarter for serving as chairperson of the Nominating and Corporate Governance Committee. Directors are also reimbursed for their reasonable expenses incurred in attending Board of Directors or Committee meetings.

Pursuant to the RealNetworks, Inc. Director Compensation Stock Plan (the "Director Plan"), an Outside Director may make an irrevocable election prior to the commencement of each plan year to receive all or a portion of the cash compensation payable to such Outside Director for the coming year in shares of RealNetworks common stock. The number of shares issued to an Outside Director who has elected to receive all or a portion of his or her compensation in shares of RealNetworks common stock is determined by dividing the total fees to be paid in shares of RealNetworks common stock during a fiscal quarter, as elected by an Outside Director, by the fair market value of a share of RealNetworks common stock on the last trading day of such fiscal quarter. The Board has approved the termination of the Director Plan, subject to and upon shareholder approval of amendments to the RealNetworks, Inc. 2005 Stock Incentive Plan (the "2005 Plan") at the Annual Meeting. Upon the termination of the Director Plan, the 314,957 shares that remain available for issuance under the Director Plan as of the date of this proxy statement will become available for awards to be granted under the 2005 Plan. Subject to shareholder approval of amendments to the 2005 Plan at the Annual Meeting, Outside Directors may elect to receive all or a portion of their quarterly compensation in shares of RealNetworks common stock pursuant to the 2005 Plan.

Outside Directors also receive stock options under the 2005 Plan. On the date an Outside Director is first appointed or elected to serve on the Board, he or she will be granted nonqualified stock options to purchase 45,000 shares of RealNetworks common stock that will become fully vested on the first anniversary of the grant date. Each Outside Director will also be granted nonqualified stock options to purchase 45,000 shares of RealNetworks common stock three business days following the date of each annual meeting of shareholders, provided that each such Outside Director has served on the Board for the preceding twelve months. These options will become fully vested on the first anniversary of the grant date.

Each option granted under the 2005 Plan has a maximum term of seven years and an exercise price equal to the fair market value of the shares subject to the option on the date of grant. If an optionee's service on the Board of Directors is terminated due to his or her death, his or her outstanding options will immediately vest in full.

On June 8, 2006, Messrs. Benhamou, Bleier, Breyer, Jaech, Klein and Ms. Raina were each granted an option to purchase 45,000 shares of Common Stock at an exercise price of $9.49 per share, and 100% of the shares subject to such options will vest on June 8, 2007.

2006 Potential Payments Upon Termination of Employment or Change-in-Control

The following table reflects the amount of compensation that would have been payable to each of the Named Executive Officers in the event of the termination of such executive's employment under certain circumstances, assuming that (1) the triggering event took place on December 29, 2006, the last business day of the 2006 fiscal year, and (2) the price per share of RealNetworks' common stock was $10.94, which was the closing market price on December 29, 2006.

Name	Benefit	Before Change in Control Termination Without Cause or for Good Reason	After Change in Control Termination Without Cause or for Good Reason(1)	Voluntary Termination	Death	Disability	Change in Control(2)
Robert Glaser . . .	Severance	—	—	—	—	—	—
	Bonus	$1,050,000	$1,050,000	$325,000	$1,050,000	$1,050,000	$1,050,000
	Stock Option Vesting Acceleration	$ 122,501	$1,102,500	—	$1,102,500	—	$1,102,500
Michael Eggers	Severance	—	—	$120,000	—	—	—
	Bonus	$ 43,740	$ 43,740	$ 43,740	$ 43,740	$ 43,740	$ 43,740
	Stock Option and Restricted Stock Unit Vesting Acceleration	$ 59,219	$ 401,771	—	$ 706,862	—	$ 706,862
John Giamatteo . . .	Severance	$ 175,000	$ 175,000	$175,000	—	—	—
	Bonus	$ 53,725	$ 53,725	$ 53,725	$ 53,725	$ 53,725	$ 53,725
	Stock Option Vesting Acceleration	—	$3,081,750	—	$3,081,750	—	$3,081,750
Roy Goodman . .	Severance	—	—	—	—	—	—
	Bonus	—	—	—	—	—	—
	Stock Option Vesting Acceleration	$ 53,875	$ 53,875	—	$ 431,000	—	$ 431,000
Robert Kimball. .	Severance	—	—	$142,500	—	—	—
	Bonus	$1,540,399	$1,540,399	$ 40,399	$1,540,399	$1,540,399	$1,540,399
	Stock Option and Restricted Stock Unit Vesting Acceleration	$ 69,967	$ 493,463	—	$ 934,663	—	$ 934,663
Daniel Sheeran . .	Severance	—	—	$155,000	—	—	—
	Bonus	$ 21,413	$ 21,413	$ 21,413	$ 21,413	$ 21,413	$ 21,413
	Stock Option Vesting Acceleration	$ 93,818	$ 622,329	—	$ 921,280	—	$ 921,280

(1) Assumes outstanding options and restricted stock units are substituted or assumed by a successor entity upon a change of control, and that acceleration of vesting occurs upon the termination of the employment of the Named Executive Officer.

(2) Assumes outstanding options and restricted stock units are not substituted or assumed by a successor entity upon a change of control, and that vesting of outstanding awards is fully accelerated upon a change of control.

Severance Payments

It is the policy of RealNetworks to request the Named Executive Officers, excluding Messrs. Glaser and Goodman, to provide a notice period of six months prior to voluntarily terminating their employment with RealNetworks for the purpose of transitioning responsibilities. In the event a Named Executive Officer provides six

Proxy Statement

months' notice prior to voluntarily terminating his employment, he will receive a severance payment equal to six months of such executive's annual base salary, even if RealNetworks does not require the continued services of the Named Executive Officer for all or part of such six month notice period. In the event a Named Executive Officer provides notice of less than six months prior to voluntarily terminating his employment, he will receive a severance payment equal to the number of months' notice provided, up to a maximum severance payment equal to six months of the executive's annual base salary, even if RealNetworks does not require the continued services of the Named Executive Officer for all or part of such notice period. Severance amounts shown in the above table under the caption "Voluntary Termination" assume that each Named Executive Officer, other than Messrs. Glaser and Goodman, has provided six months' notice prior to voluntarily terminating his employment on December 29, 2006.

- *Mr. Giamatteo.* In the event RealNetworks terminates the employment of Mr. Giamatteo without cause, RealNetworks will provide Mr. Giamatteo with six months' notice, or it will pay Mr. Giamatteo his then-current base salary in lieu of notice through any remaining portion of the notice period. Additionally, if RealNetworks terminates the employment of Mr. Giamatteo without cause and Mr. Glaser is not RealNetworks' Chief Executive Officer at the time of such termination, RealNetworks will provide Mr. Giamatteo with an additional six months' notice or it will pay Mr. Giamatteo his then-current base salary in lieu of notice through any remaining portion of the notice period. Amounts shown in the above table for Mr. Giamatteo under the captions "Before Change in Control — Termination Without Cause or for Good Reason" and "After Change in Control — Termination Without Cause or for Good Reason" assume that RealNetworks has provided Mr. Giamatteo with six months' notice prior to terminating the employment of Mr. Giamatteo without cause on December 29, 2006, and that Mr. Glaser is serving as the Chief Executive Officer of RealNetworks on such date.

Bonus Payments

If the employment of a Named Executive Officer had terminated on December 29, 2006 under any of the circumstances described in the above table, each Named Executive Officer would have been entitled to receive the portion of the performance-based cash incentive compensation earned by such Named Executive Officer in 2006 but not paid as of December 29, 2006. In addition, Messrs. Glaser and Kimball would have been entitled to receive discretionary cash bonus payments as follows:

- *Mr. Glaser.* If Mr. Glaser had resigned his position on December 29, 2006 as a result of a material change in his job responsibilities, the relocation of his primary workplace by more than 15 miles, or the acquisition of RealNetworks by a third party, he would have been entitled to receive the final payment of $725,000 under the Glaser Agreement on his last day of employment. In the case of death or disability, Mr. Glaser or his heirs would have been entitled to receive all remaining payments under the Glaser agreement within 30 days.
- *Mr. Kimball.* If Mr. Kimball had resigned his position as a result of a material change in his job responsibilities, the relocation of his primary workplace by more than 15 miles, or the acquisition of RealNetworks by a third party, he would have been entitled to receive remaining payments in the aggregate amount of $1,500,000 under the Kimball Agreement on his last day of employment. In the case of death or disability, Mr. Kimball or his heirs would have been entitled to receive all remaining payments under the Kimball agreement within 30 days.

Acceleration of Vesting of Equity Awards

Termination by RealNetworks Other than for Cause. If RealNetworks terminates the employment of a Named Executive Officer for any reason other than for cause, and any of such Named Executive Officer's outstanding stock options or restricted stock units are not fully vested, the next vesting installment of such stock options or restricted stock units will vest on a pro rata basis for the portion of the year elapsed since the date on which the vesting of the option commenced or the last anniversary thereof, expressed in full months, provided that the Named Executive Officer executes and delivers a settlement agreement and release satisfactory to RealNetworks on or before the date of such termination.

Death of Executive Officer. If the employment of a Named Executive Officer terminates due to such executive officer's death, any stock options or restricted stock units that are unvested as of the date of such executive officer's death will fully vest on such date and may be exercised by the estate or legal representative of such executive officer for a period of one year following such date, but not later than the expiration date of such stock options or restricted stock units.

Change in Control. If stock options or restricted stock units granted to a Named Executive Officer under the RealNetworks, Inc. 2005 Stock Incentive Plan are continued, assumed, converted or substituted for on substantially the same terms and conditions immediately following a change in control and within 24 months after such change in control the executive officer's employment is terminated by RealNetworks or its successor without cause or by the executive officer for good reason, all of the shares subject to the stock options or restricted stock units will be vested immediately, and such stock options may be exercised at any time within 24 months following such termination, but not later than the expiration date of the stock options. In addition, if such stock options or restricted stock units are not continued, assumed, converted or substituted for immediately following the change in control, all of the shares subject to the stock options or restricted stock units will vest immediately upon the change in control, and such stock options may be exercised at any time within 12 months thereafter.

In addition, stock options granted to a Named Executive Officer under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated, and the RealNetworks, Inc. 2000 Stock Option Plan, as amended (the "Plans") will become exercisable in full in respect of the aggregate number of shares covered thereby in the event of a change of control of RealNetworks as further described in this proxy statement under the caption "Change of Control Arrangements." The administrator of the Plans may, in its discretion, determine that outstanding options issued under the Plans will not become exercisable on an accelerated basis in connection with a change of control if the Board of Directors of RealNetworks or the surviving or acquiring corporation, as the case may be, has taken action to provide for (a) the substitution of outstanding options granted under the Plans for equitable options in the surviving or acquiring corporation, (b) the assumption of such options by the surviving or acquiring corporation, or (c) the cash payment to each holder of an option of such amount as the plan administrator shall determine represents the then value of such options.

Policies and Procedures With Respect to Related Person Transactions

It is the policy of RealNetworks not to enter into any related person transaction unless the Audit Committee of the Board of Directors reviews and approves such transaction in accordance with guidelines set forth in the RealNetworks, Inc. Policy Regarding Related Party Transactions, or the transaction is approved by a majority of RealNetworks' disinterested directors. In reviewing and approving any related person transaction, the Audit Committee will satisfy itself that it has been fully informed as to the related person's relationship and interest including all material facts of the proposed transaction, and determine that the transaction is fair to the Company.

All related person transactions of which RealNetworks management is aware will be disclosed to the Audit Committee. At least annually, RealNetworks management will elicit information from RealNetworks' executive officers and directors as to existing and potential related person transactions, and will seek to obtain such information from 5% shareholders who do not file reports with the SEC on Schedule 13G. An executive officer or director will promptly inform the Chairman of the Audit Committee when the officer or director becomes aware of a potential related person transaction in which the officer or director would be a related person.

Certain Relationships and Related Transactions

Under a voting agreement (the "Voting Agreement") entered into in September 1997 among RealNetworks, Accel IV, L.P. ("Accel IV"), Mitchell Kapor, Bruce Jacobsen and Robert Glaser, each of Accel IV and Messrs. Jacobsen and Kapor have agreed to vote all shares of stock of RealNetworks owned by them to elect Mr. Glaser to the Board of Directors of RealNetworks in each election in which he is a nominee. The obligations under the Voting Agreement terminate with respect to shares transferred by the parties to the Voting Agreement when such shares are transferred. The Voting Agreement terminates on the death of Mr. Glaser.

Pursuant to the terms of an agreement entered into in September 1997 among RealNetworks and Mr. Glaser, RealNetworks has agreed to use its best efforts to nominate, elect and not remove Mr. Glaser from the Board of Directors so long as Mr. Glaser owns a specified number of shares of Common Stock.

In October 2006, Piquant, LLC, a Delaware limited liability company and parent company of Air America Radio, filed for Chapter 11 bankruptcy protection. Rob Glaser was Chairman of Piquant, LLC from May 2004 until his resignation in October 2006 and is named as a creditor in Piquant, LLC's bankruptcy filing. RealNetworks provides streaming media hosting services to Air America Radio. Between January 1, 2006 and December 31, 2006, RealNetworks provided streaming media hosting services to Air America Radio valued at $251,400, for which it received payments in the aggregate amount $104,540 in 2006. RealNetworks has written off $85,100 in 2006 as uncollectible. In March 2007, Piquant, LLC completed the sale of its Air America Radio network to a third party. RealNetworks continues to provide streaming media hosting services to Air America Radio.

PROPOSAL TWO — APPROVAL OF AMENDMENTS TO THE REALNETWORKS, INC. 2005 STOCK INCENTIVE PLAN

The Board of Directors of RealNetworks is seeking shareholder approval of amendments to the RealNetworks, Inc. 2005 Stock Incentive Plan (including the amendments that are the subject of this Proposal Two, the "2005 Plan") to, among other things, increase the number of shares reserved for issuance thereunder. RealNetworks is proposing to authorize the issuance of up to a total of 15,000,000 shares of common stock under the 2005 Plan, including (a) shares of common stock that are currently reserved and available for issuance under the 2005 Plan that remain available for issuance as of the date of the Annual Meeting, (b) 314,957 shares of common stock that are reserved for issuance under the Director Compensation Stock Plan (the "Director Plan") as of April 25, 2007, and (c) an additional number of shares of common stock to equal a total of 15,000,000 shares of common stock reserved for issuance under the 2005 Plan. In the event shareholders do not approve the proposed amendments, the 2005 Plan will continue to be administered in its current form.

As of April 25, 2007, 2,773,227 shares were reserved and available for issuance under the 2005 Plan. As of the same date, (a) 21,292,031 shares are subject to outstanding options and restricted stock units under the 2005 Plan, (b) 15,376,216 shares are subject to outstanding options under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (the "1996 Plan"), (c) 505,603 shares are subject to outstanding options under the RealNetworks 2000 Stock Option Plan, as amended (the "2000 Plan"), and (d) 480,000 shares are subject to outstanding options under the RealNetworks, Inc. 2002 Director Stock Option Plan (the "2002 Plan"). Shares subject to these outstanding options or units that are not actually issued and delivered when an option or unit is forfeited, settled for cash or otherwise terminated, will become available for grant under the 2005 Plan. No additional equity awards have been, or will be, granted under the 1996 Plan, the 2000 Plan and the 2002 Plan following the termination of these plans in June 2005.

The Board of Directors has voted to terminate the Director Plan, subject to and upon shareholder approval of amendments to the 2005 Plan at the Annual Meeting. Pursuant to the Director Plan, non-employee Directors may elect to receive all or a portion of their quarterly compensation for Board service in shares of RealNetworks common stock in lieu of cash. Subject to and upon shareholder approval of the amendments to the 2005 Plan at the Annual Meeting and the termination of the Director Plan, a total of 14,685,043 shares of Common Stock shall be authorized for future grants under the 2005 Plan, plus up to 314,957 shares remaining available for grant under the Director Plan as of the date of this proxy statement, for an aggregate maximum of 15,000,000 shares authorized for grant under the 2005 Plan. If shareholders approve the proposed amendments to the 2005 Plan and the Director Plan is terminated, non-employee Directors will continue to have the option of receiving all or a portion of their quarterly compensation for Board service in shares of RealNetworks common stock pursuant to the terms of the 2005 Plan. If shareholders do not approve the amendments to the 2005 Plan, the Director Plan will remain in effect.

The Board of Directors believes the future success of RealNetworks depends on the ability to attract and retain talented employees, and the ability to grant equity awards is a necessary and powerful recruiting and retention tool for RealNetworks to obtain the quality employees it needs to move its business forward. Shareholders are being asked to approve amendments to the 2005 Plan so that RealNetworks can continue to attract and retain outstanding and highly skilled employees, including key executive officers. If the proposed amendments to the 2005 Plan are not approved by RealNetworks' shareholders, awards will continue to be made under the 2005 Plan to the extent shares are available, and RealNetworks may not be able to continue its equity incentive program in the future. This could preclude RealNetworks from successfully attracting and retaining highly skilled employees and executive officers.

The 2005 Plan, amended and restated to reflect the amendments proposed in this proxy statement, is attached as *Appendix A* to this Proxy Statement. The following summary of the 2005 Plan does not contain all of the terms and conditions of the 2005 Plan, and is qualified in its entirety by reference to the 2005 Plan. You should refer to *Appendix A* for a complete set of terms and conditions of the 2005 Plan.

Summary of the 2005 Stock Incentive Plan, as Amended and Restated

Purpose. The purpose of the 2005 Plan is to assist RealNetworks in attracting and retaining highly skilled individuals to serve as employees, directors, consultants and/or advisors of RealNetworks who are expected to contribute to RealNetworks' success and to achieve long-term objectives which will inure to the benefit of all shareholders of RealNetworks through the additional incentives inherent in the awards offered under the 2005 Plan.

Shares Available for Issuance. Upon shareholder approval of the 2005 Plan, a total of 14,685,043 shares of Common Stock will be available for issuance under the 2005 Plan, plus up to 314,957 shares remaining available for grant under the Director Plan on the effective date of the 2005 Plan, for an aggregate maximum of 15,000,000 shares authorized for grant under the 2005 Plan. Any shares subject to options, stock appreciation rights or tandem stock appreciation rights shall be counted against the shares available for issuance as one (1) share for every share subject thereto. Any shares subject to awards other than options, stock appreciation rights or tandem stock appreciation rights shall be counted against the shares available for issuance as two and two-tenths (2.2) shares for every one (1) share subject thereto. To the extent that a share that was subject to an award that counted as one (1) share against the 2005 Plan reserve is recycled back into the 2005 Plan, the 2005 Plan shall be credited with one (1) share. To the extent that a share that was subject to an award that counted as two and two-tenths (2.2) shares against the 2005 Plan reserve is recycled back into the 2005 Plan, the 2005 Plan shall be credited with two and two-tenths (2.2) shares. If an award expires or becomes unexercisable without having been exercised in full; or, with respect to a performance award, restricted stock award or other stock unit award, is forfeited to or repurchased by RealNetworks, the unpurchased shares (or for awards other than options and stock appreciation rights, the forfeited or repurchased shares) which were subject thereto shall become available for future grant or sale under the 2005 Plan. With respect to stock appreciation rights ("SARs"), when a stock settled SAR is exercised, the shares subject to a SAR grant agreement shall be counted against the shares available for issuance as one (1) share for every share subject thereto, regardless of the number of shares used to settle the SAR upon exercise. Shares that have actually been issued under the 2005 Plan under any award shall not be returned to the 2005 Plan and shall not become available for future distribution under the 2005 Plan; provided, however, that if shares issued pursuant to a performance award, restricted stock award or other stock unit award are repurchased by RealNetworks at their original purchase price or are forfeited to RealNetworks, such shares shall become available for future grant under the 2005 Plan. Shares used to pay the exercise price of an option shall not become available for future grant or sale under the 2005 Plan. Shares used to satisfy tax withholding obligations shall not become available for future grant or sale under the 2005 Plan. To the extent a 2005 Plan award is paid out in cash rather than stock, such cash payment shall not reduce the number of shares available for issuance under the 2005 Plan.

Eligibility; Awards to be Granted to Certain Individuals and Groups. Options, stock appreciation rights, performance awards, restricted stock awards and other stock unit awards may be granted under the 2005 Plan. Options granted under the 2005 Plan may be either "incentive stock options," as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonstatutory stock options. Options, stock appreciation rights, performance awards, restricted stock awards and other stock unit awards may be granted under the Restated 2005 Plan to any employee, non-employee member of the Board of Directors, consultant or advisor who provides services to RealNetworks or of any subsidiary of RealNetworks. Incentive stock options may be granted only to employees of RealNetworks or of any subsidiary of RealNetworks. As of April 25, 2007, approximately 1,645 employees, non-employee directors, consultants and advisors would be eligible to participate in the 2005 Plan. The Compensation Committee, in its discretion, selects the person(s) to whom options, stock appreciation rights, performance awards, restricted stock awards or other stock unit awards may be granted, the time or times at which such options, stock appreciation rights, performance awards, restricted stock awards or other stock unit awards shall be granted, and the number of shares subject to each such grant. For this reason, it is not possible to determine the benefits or amounts that will be received by any particular individual or individuals in the future. The 2005 Plan provides that no person(s) may be granted, in any 12-month period, options or stock appreciation rights to

Proxy Statement

purchase more than 2 million shares of common stock, or performance awards, restricted stock awards and/or other stock unit awards that are denominated in shares with respect to more than 900,000 shares of common stock.

Administration. The Plan shall be administered by the Compensation Committee of the Board of Directors (the "Committee").

Terms and Conditions of Options. Each option is evidenced by a stock option agreement between RealNetworks and the optionee, and is subject to the following additional terms and conditions:

Exercise Price. The exercise price of options granted under the 2005 Plan shall be determined by the Committee at the time the options are granted. The exercise price of an option may not be less than 100% of the fair market value of the Common Stock on the date such option is granted; provided, however, the exercise price of an incentive stock option granted to a 10% shareholder may not be less than 110% of the fair market value of the Common Stock on the date such option is granted. The fair market value of the Common Stock is generally determined with reference to the closing sale price for the Common Stock (or the closing bid if no sales were reported) on the date the option is granted.

Exercise of Option; Form of Consideration. The Committee determines when options become exercisable, and may in its discretion, accelerate the vesting of any outstanding option. The 2005 Plan permits payment to be made by cash, check, other shares of Common Stock of RealNetworks, any other form of consideration approved by the Committee and permitted by applicable law, or any combination thereof.

Term of Option. Options granted under the 2005 Plan expire no later than seven (7) years from the date of grant; provided that in the case of an incentive stock option granted to a 10% shareholder, the term of the option may be no more than five (5) years from the date of grant. No option may be exercised after the expiration of its term.

Stock Appreciation Rights. The Committee is authorized to grant stock appreciation rights in connection with all or any part of an option granted under the 2005 Plan, either concurrently with the grant of the option or at any time thereafter, and to grant stock appreciation rights independently of options. A stock appreciation right granted in connection with an option is exercisable only when and to the extent that the underlying option is exercisable, and expires no later than the date on which the underlying option expires. Independent stock appreciation rights are exercisable in whole or in part at such times as the Committee specifies in the grant or agreement. However, the term of an independent stock appreciation right may be no more than seven (7) years from the date of grant.

RealNetworks' obligations arising upon the exercise of a stock appreciation right may be paid in cash, Common Stock or other property, or any combination of the same, as the Committee may determine. Shares issued upon the exercise of a stock appreciation right are valued at their fair market value as of the date of exercise.

Restricted Stock Awards. Restricted stock awards may be issued to participants either alone or in addition to other awards granted under the 2005 Plan, and shall also be available as a form of payment of performance awards and other earned cash-based incentive compensation. Subject to the annual share limit and vesting limitations set forth above, the Committee has complete discretion to determine (i) the number of shares subject to a restricted stock award granted to any participant and (ii) the conditions for grant or for vesting that must be satisfied, which typically will be based principally or solely on continued provision of services but may include a performance-based component. Until the shares are issued, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the underlying shares.

Performance Awards. Performance awards are awards that obligate RealNetworks to deliver shares to the participant as specified on each vesting date. Performance awards may be granted at any time and from time to time as shall be determined at the discretion of the Committee. Subject to the annual share limit set forth above, the Committee shall have complete discretion to determine (i) the number of shares of common stock subject to a performance award granted to any service provider and (ii) the conditions that must be satisfied for grant or for vesting, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component.

Other Stock Unit Awards. Other awards of units having a value equal to an identical number of shares may be granted under the 2005 Plan, and shall also be available as a form of payment of other awards granted under the 2005 Plan and other earned cash-based incentive compensation.

Code Section 162(m) Performance Goals. The 2005 Plan is designed to permit RealNetworks to issue awards that qualify as performance-based under Section 162(m) of the Code. Thus, the Committee may make performance goals applicable to a participant with respect to an award. At the Committee's discretion, one or more of the following performance goals may apply: net revenue; revenue growth; pre-tax income before allocation of corporate overhead and bonus; earnings per share; net income; division, group or corporate financial goals; return on shareholders' equity; total shareholder return; return on assets; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of the common stock or any other publicly-traded securities of RealNetworks; market share; gross profits; earnings before taxes; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; economic value-added models; comparisons with various stock market indices; reductions in costs; cash flow; cash flow per share; return on invested capital; cash flow return on investment; and improvement in or attainment of expense levels on working capital levels of RealNetworks or any subsidiary, division, business segment or business unit of RealNetworks for or within which the participant is primarily employed. Such performance goals also may be based solely by reference to RealNetworks' performance or the performance of a subsidiary, division, business segment or business unit of RealNetworks, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The Committee may also exclude the impact of an event or occurrence which the Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (b) an event either not directly related to the operations of RealNetworks or not within the reasonable control of RealNetworks' management, or (c) the cumulative effects of tax or accounting changes in accordance with generally accepted accounting principles.

No Repricing. The 2005 Plan prohibits option or stock appreciation right repricings (other than to reflect stock splits, spin-offs or other corporate events) unless shareholder approval is obtained.

Nontransferability of Awards. Unless authorized by the Committee in the agreement evidencing an award granted under the 2005 Plan, an award granted under the 2005 Plan is not transferable other than by will or the laws of descent and distribution, and may be exercised during the participant's lifetime only by the participant or the participant's estate, guardian or legal representative.

Adjustments Upon Changes in Capitalization. In the event that the stock of RealNetworks changes by reason of any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure of RealNetworks effected without the receipt of consideration, appropriate adjustments shall be made in the number and class of shares of stock subject to the 2005 Plan, the number and class of shares of awards outstanding under the 2005 Plan, the fiscal year limits on the number of awards that any person may receive and the exercise price of any outstanding option or stock appreciation right.

Change in Control. The Committee may determine at the time an award is granted under the 2005 Plan that, upon a "Change of Control" of RealNetworks (as that term may be defined in the agreement evidencing an award), (a) options and stock appreciation rights outstanding as of the date of the Change of Control immediately vest and become fully exercisable or may be cancelled and terminated without payment therefor if the fair market value of one share of RealNetworks' Common Stock as of the date of the Change of Control is less than the per share option exercise price or stock appreciation right grant price, (b) restrictions and deferral limitations on restricted stock awards lapse and the restricted stock becomes free of all restrictions and limitations and becomes fully vested, (c) performance awards shall be considered to be earned and payable (either in full or pro rata based on the portion of performance period completed as of the date of the Change of Control), and any deferral or other restriction shall lapse and such performance awards shall be immediately settled or distributed, (d) the restrictions and deferral limitations and other conditions applicable to any other stock unit awards or any other awards shall lapse, and such other stock unit awards or such other awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant, and (e) such other additional benefits as the Committee deems appropriate shall apply, subject in each case to any terms and conditions contained in the agreement evidencing such award. For purposes of the 2005 Plan, a "Change of Control" shall mean an event described in an agreement evidencing an award or such other event as determined in the sole discretion of the Board. The Committee may determine that, upon the occurrence of a Change of Control of RealNetworks, each option and stock appreciation right outstanding shall terminate within a specified number of days after notice to the participant, and/or that each participant shall receive, with respect to each share of Common Stock subject to such option or stock appreciation right, an amount equal to the excess of the fair market value of such share immediately prior to the occurrence of such Change of Control over the exercise price per share of such option and/or stock appreciation right; such amount to be payable in cash, in one or more kinds of stock or property, or in a combination thereof, as the Committee, in its discretion, shall determine.

If in the event of a Change of Control the successor company assumes or substitutes for an option, stock appreciation right, share of restricted stock or other stock unit award, then each outstanding option, stock appreciation right, share of restricted stock or other stock unit award shall not be accelerated as described above. An option, stock appreciation right, share of restricted stock or other stock unit award shall be considered assumed or substituted for if following the Change of Control the award confers the right to purchase or receive, for each share subject to the option, stock appreciation right, restricted stock award or other stock unit award immediately prior to the Change of Control, the consideration received in the transaction constituting a Change of Control by holders of shares for each share held on the effective date of such transaction; provided, however, that if such consideration received in the transaction constituting a Change of Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an option, stock appreciation right, restricted stock award or other stock unit award, for each share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per share consideration received by holders of shares in the transaction constituting a Change of Control. Notwithstanding the foregoing, on such terms and conditions as may be set forth in the agreement evidencing an award, in the event of a termination of a participant's employment in such successor company within a specified time period following such Change in Control, each award held by such participant at the time of the Change in Control shall be accelerated as described above.

Termination of Employment. The Committee shall determine and set forth in each agreement evidencing an award under the 2005 Plan whether any such award will continue to be exercisable, and the terms of such exercise, on and after the date a participant ceases to be employed by or provide services to RealNetworks or any subsidiary whether by reason of death, disability, voluntary or involuntary termination of employment or services, or otherwise.

Amendment and Termination of the Restated 2005 Plan. The Board may amend, alter, suspend or terminate the 2005 Plan, or any part thereof, at any time and for any reason. However, RealNetworks shall obtain shareholder approval for any amendment to the 2005 Plan to the extent necessary to comply with Section 162(m) and Section 422 of the Code, or any similar rule or statute. No such action by the Board or shareholders may alter or impair any award previously granted under the 2005 Plan without the written consent of the participant. The 2005 Plan shall terminate automatically on the tenth anniversary of its effective date, except with respect to awards then outstanding under the 2005 Plan.

Other Provisions. The agreement evidencing awards granted under the 2005 Plan may contain other terms, provisions and conditions not inconsistent with the 2005 Plan as may be determined by the Committee.

Federal Income Tax Consequences. The following discussion summarizes certain federal income tax considerations for U.S. taxpayers receiving options under the 2005 Plan and certain tax effects on RealNetworks, based upon the provisions of the Code, as in effect on the date of this proxy statement, current regulations and existing administrative rulings of the Internal Revenue Service. However, it does not purport to be complete and does not discuss the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside. Tax consequences for any particular individual may be different.

Incentive Stock Options. An optionee who is granted an incentive stock option does not recognize taxable income at the time the option is granted or upon its exercise, although the exercise may subject the optionee to the alternative minimum tax. Upon an optionee's sale of the shares (assuming that the sale occurs at least two years after grant of the option and at least one year after exercise of the option), any gain will be taxed to the optionee as long-term capital gain. If the optionee disposes of the shares prior to the expiration of the above holding periods, then the optionee will recognize ordinary income in an amount generally measured as the difference between the exercise price and the lower of the fair market value of the shares at the exercise date or the sale price of the shares. Any gain or loss recognized on such premature sale of the shares in excess of the amount treated as ordinary income will be characterized as capital gain or loss.

Nonstatutory Stock Options. An optionee does not recognize any taxable income at the time he or she is granted a nonstatutory stock option. Upon exercise, the optionee recognizes taxable income generally measured by the excess of the then fair market value of the shares over the exercise price. Upon a disposition of such shares by the optionee, any difference between the sale price and the optionee's exercise price, to the extent not recognized as taxable income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period.

Stock Appreciation Rights. No income will be recognized by a recipient in connection with the grant of a stock appreciation right. When the stock appreciation right is exercised, the recipient will generally be required to include as taxable ordinary income in the year of exercise an amount equal to the sum of the amount of any cash received and the fair market value of any Common Stock or other property received upon the exercise.

Restricted Stock Awards and Performance Awards. A participant will not have taxable income upon grant of a restricted stock award, performance award or other stock unit award (unless, with respect to restricted stock, he or she elects to be taxed at that time). Instead, he or she will recognize ordinary income at the time of vesting equal to the fair market value (on the vesting date) of the vested shares or cash received minus any amount paid for the shares.

Company Tax Deduction. RealNetworks generally will be entitled to a tax deduction in connection with an award under the 2005 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonqualified stock option). Special rules limit the deductibility of compensation paid to the Chief Executive Officer and to each of the four most highly compensated executive officers. Under Section 162(m) of the Code, the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000. However, RealNetworks can preserve the deductibility of certain compensation in excess of $1,000,000 if the conditions of Section 162(m) are met with respect to awards. These conditions include shareholder approval of the performance goals under the 2005 Plan, setting individual annual limits on each type of award, and certain other requirements. The 2005 Plan has been designed to permit the Committee to grant certain awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting RealNetworks to receive a federal income tax deduction in connection with such awards.

Accounting Treatment. Beginning on January 1, 2006, RealNetworks began accounting for stock-based compensation in accordance with the requirements of Financial Accounting Standards Board Statement of Financial Accounting Standard No. 123 (revised 2004), *Share-Based Payment* ("FAS 123R"). Under the fair value provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period.

Awards Granted to Certain Individuals and Groups. The actual number of stock options, restricted stock units or other awards (if any) that an employee may receive under the 2005 Plan is discretionary and therefore cannot be determined in advance. The following table sets forth the total number of shares of RealNetworks common stock subject to stock options and restricted stock units granted under the 2005 Plan to the listed persons and groups since the beginning of fiscal 2006 through April 25, 2007, and the average per share exercise price of the options.

Name and Position	Number of Options Granted	Average Per Share Exercise Price of Options	Number of Restricted Stock Units Granted
Robert Glaser Chief Executive Officer	500,000	$7.69	—
Michael Eggers Chief Financial Officer	277,500	$8.56	14,167
John Giamatteo President, Technology Products and Solutions and International Operations	—	—	—
Roy Goodman Former Chief Financial Officer	—	—	—
Robert Kimball Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary	285,000	$8.76	23,333
Daniel Sheeran Senior Vice President, Corporate Partnerships and Business Development	230,000	$9.78	—
All current executive officers, as a group	2,442,500	$9.00	55,000
All directors who are not executive officers, as a group	270,000	$9.49	—
All employees who are not executive officers, as a group	14,686,450	$9.77	—

Our executive officers and non-employee directors have a financial interest in this proposal because it would increase the number of shares available for issuance pursuant to stock options, restricted stock units and other awards granted under the 2005 Plan to non-employee directors, executive officers and other employees.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF AMENDMENTS TO THE REALNETWORKS, INC. 2005 STOCK INCENTIVE PLAN.

PROPOSAL THREE — APPROVAL OF 2007 EMPLOYEE STOCK PURCHASE PLAN

The Board of Directors is asking the shareholders to approve the RealNetworks, Inc. 2007 Employee Stock Purchase Plan (the "2007 ESPP"). The Board has approved the 2007 ESPP, subject to the receipt of approval by RealNetworks' shareholders.

The 2007 ESPP is intended to replace the RealNetworks, Inc. 1998 Employee Stock Option Plan, as amended and restated (the "1998 ESPP"), which is scheduled to expire on December 31, 2007. The Board has approved the 2007 ESPP because it has determined that the continuation of the employee stock purchase program provides a valuable opportunity for employees to acquire an ownership interest in RealNetworks and provides shareholder value by aligning employee and shareholder interests. Approximately 23% of the eligible employees of RealNetworks participated in the 1998 ESPP in the second half of fiscal year 2006. The Board approved the 2007 ESPP to permit employee participation in the employee stock purchase program to continue at historical levels and to preserve the benefits of the employee stock purchase program.

If approved by the shareholders at the Annual Meeting, the 2007 ESPP will become effective on January 1, 2008. Of the 4,000,000 shares of common stock authorized for issuance under the 1998 ESPP, 1,525,330 shares of common stock remain available for issuance as of the date of this proxy statement. Upon the expiration of the 1998 ESPP on December 31, 2007, all shares of common stock that remain unissued under the 1998 ESPP will no longer be reserved for issuance for the purposes of the 1998 ESPP. Subject to shareholder approval of the 2007 ESPP and upon the expiration of the 1998 ESPP, a total of 1,500,000 shares of common stock will be authorized for issuance under the 2007 ESPP. If approved by the shareholders, the 2007 ESPP will, together with the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated, be RealNetworks' only active equity incentive plans.

RealNetworks has not yet filed a registration statement for the shares called for by the 2007 ESPP, but anticipates doing so prior to its effectiveness on January 1, 2008.

A copy of the 2007 ESPP is attached to this Proxy Statement as *Appendix B*. The following description of the 2007 ESPP is a summary and does not purport to be a complete description. See *Appendix B* for more detailed information.

Summary of the RealNetworks, Inc. 2007 Employee Stock Purchase Plan

Purpose. The purpose of the 2007 ESPP is to provide employees of RealNetworks and its designated subsidiaries with an opportunity to purchase RealNetworks common stock through accumulated payroll deductions pursuant to a plan that qualifies for beneficial tax treatment under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code") as an "employee stock purchase plan." In addition, the 2007 ESPP authorizes the grant of options that would not qualify under Section 423 of the Code pursuant to rules, procedures or sub-plans that are designed to achieve desired tax or other objectives in particular locations outside the United States.

Administration. The 2007 ESPP may be administered by the RealNetworks Board or any committee appointed by the Board to administer the 2007 ESPP (the "plan administrator"). The plan administrator is authorized to administer and interpret the 2007 ESPP, subject in all cases to the limitations of Code Section 423, and such decisions and determinations will be binding on all participants. The plan administrator may amend or terminate the 2007 ESPP at any time and for any reason. However, as required by Section 423 of the Internal Revenue Code and Nasdaq listing requirements, certain material amendments must be approved by RealNetworks' shareholders. In addition, an amendment will be subject to shareholder approval if the plan administrator deems the amendment to be a material amendment.

Stock Subject to the 2007 ESPP. Under the 2007 ESPP, eligible employees may purchase shares of common stock through payroll deductions at a discount from market-price without incurring broker commissions. A maximum of 1,500,000 shares of common stock, subject to adjustments for stock splits, will be available for purchase under the 2007 ESPP, assuming RealNetworks receives shareholder approval of the 2007 ESPP. The common stock issued under the 2007 ESPP will be from authorized but unissued or reacquired shares of the Company's common stock.

Eligibility. To be eligible to participate in the 2007 ESPP, an employee must be employed by RealNetworks or one of its designated subsidiaries for at least 20 hours per week for at least five months in any calendar year, and may not own 5% or more of the combined voting power or value of of RealNetworks' capital stock or that of any related corporation. In addition, an employee must be employed by RealNetworks for at least 30 days in order to be eligible to enroll in the 2007 ESPP. Non-employee directors are not eligible to participate in the 2007 ESPP. As of April 25, 2007, approximately 1,632 employees were eligible to participate in the 2007 ESPP. Under the 2007 ESPP, no employee may purchase more than $25,000 worth of common stock (based on the fair market value of the common stock on the first day of the offering period) during any calendar year.

Offering Periods and Purchase Periods. The 2007 ESPP is generally divided into 6-month offering periods with a new offering period beginning each January 1 and July 1 and ending on the next June 30 and December 31, respectively. Each offering period has one six-month purchase period beginning on January 1 and July 1 and ending on June 30 and December 31, respectively. The plan administrator can establish a different period for any future offering period. During the offering periods, participating employees accumulate funds in an account used to buy common stock through payroll deductions. Payroll deductions accrue at a rate of not less than 1% and not more than 10% of an employee's cash salary, wages, bonuses, commissions and any other amounts paid to or on behalf of a participant as described in the 2007 ESPP during each payroll period in a purchase period, provided, however, that no participant may apply payroll deductions in excess of $10,000 toward the purchase of common stock under the 2007 ESPP during any calendar year. At the end of each six-month purchase period, the purchase price is determined and the participating employee's accumulated funds are used to purchase the appropriate whole number of shares of common stock. The purchase price per share of common stock is equal to 85% of the fair market value of RealNetworks common stock on the last trading day of the purchase period. "Fair market value" is defined in the 2007 ESPP as the closing sales price for that day as reported on the Nasdaq Global Market. On April 25, 2007, the closing price of RealNetworks the Company's common stock, as reported on the Nasdaq National Market, was $7.72 per share.

Effect of Termination. Employees who terminate their employment with the Company for any reason prior to the last trading day of a purchase period will not be allowed to acquire shares under the 2007 ESPP for that purchase period. Upon termination of employment, RealNetworks will pay the balance in the employee's account to the employee or to his or her estate without interest.

Transferability. Neither payroll deductions credited to an employee's account under the 2007 ESPP nor any rights with regard to the purchase of shares under the 2007 ESPP may be assigned, transferred, pledged or otherwise disposed of in any way by the employee, other than by will or the laws of descent and distribution.

Dissolution or Liquidation. In the event of a liquidation or dissolution of RealNetworks, any offering period then in progress will be shortened and a new purchase date will be set to occur on a date before the date of such proposed liquidation or dissolution.

Change of Control. In the event of a merger, change of control or sale of all or substantially all of the Company's assets, each option to purchase shares during an ongoing offering period will be assumed or substituted for by the successor corporation. In the event the successor corporation does not assume or substitute for the option, the offering period with respect to which such option relates will be shortened and a new purchase date will be set to occur on a date before the date of such proposed merger, change of control or sale of assets.

Amendment, Suspension and Termination of the ESPP. The plan administrator has the power to amend, suspend or terminate the 2007 ESPP, except that the plan administrator may not amend the 2007 ESPP without shareholder approval if such approval is required under Code Section 423. Unless sooner terminated, the 2007 ESPP will terminate on December 31, 2027.

Federal Income Tax Consequences. RealNetworks intends that the 2007 ESPP qualify as an "employee stock purchase plan" under Code Section 423. The following discussion is only a brief summary of the material federal income tax consequences to RealNetworks and the participating employees in the United States in connection with the 2007 ESPP. The discussion is general in nature and does not address issues relating to the income tax circumstances of any individual employee. The discussion is based on the Code as in effect on the date of this proxy statement and is, therefore, subject to future changes in the law, possibly with retroactive effect. The discussion does not address the consequences of applicable state, local or foreign tax laws.

Under the Code, RealNetworks is deemed to grant employee participants in the 2007 ESPP an "option" on the first day of each offering period to purchase as many shares of RealNetworks common stock as the employee will be able to purchase with the payroll deductions credited to his or her account during the offering period. On the last day of each six-month offering period, the purchase price is determined and the employee is deemed to have exercised the "option" and purchased the number of shares of common stock his or her accumulated payroll deductions will purchase at the purchase price.

The amounts deducted from a participating employee's pay pursuant to the 2007 ESPP will be included in the employee's compensation and be subject to federal income and employment tax. Generally, no additional income will be recognized by the employee either at the beginning of the offering period, when the "option" is granted or at the time the employee purchases shares of common stock pursuant to the 2007 ESPP.

The required holding period for favorable federal income tax treatment upon disposition of common stock acquired under the 2007 ESPP is the later of (1) two years after the deemed "option" is granted (the first day of an offering period), and (2) one year after the deemed "option" is exercised and the common stock is purchased (the last day of an offering period). When the common stock is disposed of after this period, or after the employee's death if the employee dies while holding the common stock (a "qualifying disposition"), the employee (or in the case of death the employee's estate) realizes ordinary income to the extent of the lesser of (a) the amount by which the fair market value of the common stock at the time the deemed "option" was granted exceeded the "option price," and (b) the amount by which the fair market value of the common stock at the time of the disposition exceeded the "option price." The "option price" is equal to 85% of the fair market value of the common stock on the last day of the offering period. Thus, the maximum amount of gain taxable as ordinary income is the amount of the 15% discount measured as of the last day of an offering period. Any further gain recognized on a qualifying disposition will be long-term capital gain. If the sale price is less than the option price, there is no ordinary income and any loss recognized generally will be a long-term capital loss.

When an employee sells or disposes of the common stock (including by way of most gifts) before the expiration of the required holding period (a "disqualifying disposition"), the employee recognizes ordinary income to the extent of the difference between the price actually paid for the common stock and the fair market value of the common stock at the date the option was exercised (the last day of an offering period), regardless of the price at which the common stock is sold. Any additional gain recognized upon the disqualifying disposition will be capital gain. The capital gain will be long-term if the employee held the shares more than 12 months. If the sale price is less than the fair market value of the common stock at the date of exercise, then the employee will have a capital loss equal to such difference. Even though an employee must treat part of his or her gain on a qualifying disposition of the common stock as ordinary income, RealNetworks may not take a business deduction for such amount. However, if an employee makes a disqualifying disposition, the amount of income that the employee must report as ordinary income qualifies as a business deduction for RealNetworks for the year of such disposition.

Number of Shares Purchased by Certain Individuals and Groups. The actual number of shares that may be purchased by any individual under the 2007 ESPP is not determinable in advance since the number is determined, in part, on the contributed amount and the purchase price. The following table sets forth (1) the aggregate number of shares of RealNetworks common stock that were purchased under the 1998 ESPP by the listed persons and groups during fiscal 2006, and (2) the average per share purchase price paid for such shares.

Name and Position	Number of Shares Purchased	Average Per Share Purchase Price
Robert Glaser Chief Executive Officer	—	—
Michael Eggers Chief Financial Officer	—	—
John Giamatteo President, Technology Products and Solutions and International Operations	—	—
Roy Goodman Former Chief Financial Officer	—	—
Robert Kimball Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary	—	—
Daniel Sheeran Senior Vice President, Corporate Partnerships and Business Development	1,099	$9.095
All current executive officers, as a group	1,099	$9.095
All directors who are not executive officers, as a group(1)	—	—
All employees who are not executive officers, as a group	192,857	$ 9.16

(1) Non-employee directors are not eligible to participate in the 2007 ESPP.

Our executive officers have a financial interest in this proposal because they would be eligible to participate in the 2007 Plan if it is approved by our shareholders, thereby enabling them to purchase shares of RealNetworks common stock through payroll deductions at a discount from market-price without incurring broker commissions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE REALNETWORKS, INC. 2007 EMPLOYEE STOCK PURCHASE PLAN.

PROPOSAL FOUR — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed the firm of KPMG LLP as the independent registered public accounting firm for RealNetworks' fiscal year ending December 31, 2007, and the Board of Directors recommends that shareholders vote for the ratification of such appointment. Although ratification by our shareholders is not required by law, RealNetworks has determined that it is desirable to request shareholder approval of this appointment. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint a new independent registered public accounting firm at any time during the year if the Audit Committee believes that such change would be in the best interests of RealNetworks and its shareholders. If the shareholders do not ratify the appointment of KPMG LLP, the Audit Committee may reconsider its selection.

KPMG LLP has audited the accounts of RealNetworks since 1994. KPMG LLP performed audit services in connection with the examination of the consolidated financial statements of RealNetworks for its fiscal year ended December 31, 2006. In addition, KPMG LLP has rendered other services, including the review of financial statements and related information in various registration statements and filings with the SEC.

Fees Billed By KPMG LLP During 2005 and 2006

The following table presents fees for professional audit services rendered by KPMG LLP, an independent registered public accounting firm, for the audit of the Company's annual financial statements for 2005 and 2006, and fees billed for other services rendered by KPMG LLP.

	2005	2006
Audit Fees(1)	$1,085,616	$1,637,429
Audit-Related Fees	0	0
Tax Fees	0	0
All Other Fees	0	0
Total fees	$1,085,616	$1,637,429

(1) Fees in connection with the audit of RealNetworks' annual financial statements for the fiscal years ended December 31, 2005 and 2006, reviews of the financial statements included in RealNetworks' quarterly reports on Form 10-Q during the 2005 and 2006 fiscal years, Sarbanes-Oxley Section 404 attestation services and statutory audits for subsidiaries of RealNetworks.

Pre-Approval Policies and Procedures

The Audit Committee approves in advance all audit and non-audit services to be performed by RealNetworks' independent auditors. As part of its pre-approval procedures, the Audit Committee considers whether the provision of any proposed non-audit services is consistent with the SEC's rules on auditor independence. In accordance with its pre-approval procedures, the Audit Committee has pre-approved certain specified audit and non-audit services to be provided by KPMG LLP for up to twelve (12) months from the date of the pre-approval. If there are any additional services to be provided, a request for pre-approval must be submitted by management to the Audit Committee for its consideration. In 2005 and 2006, the Audit Committee approved all fees of KPMG LLP identified in the above table in accordance with SEC requirements.

Annual Independence Discussions

The Audit Committee has determined that the provision by KPMG LLP of non-audit services to RealNetworks is compatible with KPMG LLP maintaining its independence.

Representatives of KPMG LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE APPOINTMENT OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2007.

Report of the Audit Committee of the Board of Directors

The following is the report of the Audit Committee with respect to RealNetworks' audited financial statements, which include the consolidated balance sheets of RealNetworks as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2006, and the notes thereto.

Review with Management

The Audit Committee has reviewed and discussed RealNetworks' audited financial statements with management.

Review and Discussions with Independent Registered Public Accounting Firm

The Audit Committee has discussed with KPMG LLP, RealNetworks' independent accountants, the matters required to be discussed by Statement on Auditing Standards No. 61 which includes, among other items, matters related to the conduct of the audit of RealNetworks' financial statements.

The Audit Committee has also received the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1 (which relates to the accountant's independence from RealNetworks and its related entities) and has discussed with KPMG LLP its independence from RealNetworks.

Conclusion

Based on the review and discussions referred to above, the Audit Committee recommended to RealNetworks' Board of Directors that RealNetworks' audited consolidated financial statements be included in RealNetworks' Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

The Audit Committee of the Board of Directors

Eric A. Benhamou, Chairman
Jeremy Jaech
Jonathan D. Klein
Kalpana Raina

OTHER BUSINESS

The Board of Directors does not intend to bring any other business before the meeting, and, so far as is known to the Board, no matters are to be brought before the meeting except as specified in the Notice of Annual Meeting of Shareholders. However, as to any other business that may properly come before the meeting, it is intended that proxies, in the form enclosed, will be voted in respect to those proxies in accordance with the judgment of the persons voting such proxies.

The information contained above under the captions "Compensation Committee Report" and "Report of the Audit Committee of the Board of Directors" shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that RealNetworks specifically incorporates it by reference into such filing.

IT IS IMPORTANT THAT PROXIES ARE RETURNED PROMPTLY AND THAT YOUR SHARES ARE REPRESENTED. SHAREHOLDERS ARE URGED TO MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE.

BY ORDER OF THE BOARD OF DIRECTORS

ROBERT KIMBALL
Senior Vice President, Legal and Business Affairs,
General Counsel and Corporate Secretary

May 18, 2007
Seattle, Washington

A COPY OF REALNETWORKS' ANNUAL REPORT ON FORM 10-K FOR THE 2006 FISCAL YEAR, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE WITHOUT CHARGE TO ANY SHAREHOLDER UPON WRITTEN REQUEST TO:

INVESTOR RELATIONS DEPARTMENT
REALNETWORKS, INC.
P.O. BOX 91123
SEATTLE, WASHINGTON 98111-9223

Proxy Statement

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Appendix A

RealNetworks, Inc.
2005 Stock Incentive Plan

2005 Stock Incentive Plan

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APPENDIX A

REALNETWORKS, INC.

2005 Stock Incentive Plan
(Amended and Restated Effective as of , 2007)

1. PURPOSE OF THE PLAN

Purpose. The purpose of the RealNetworks, Inc 2005 Stock Incentive Plan (the "Plan"), as amended and restated, is to assist RealNetworks, Inc., a Washington corporation (the "Company"), and its subsidiaries in attracting and retaining selected individuals to serve as employees, directors, consultants and/or advisors of the Company who are expected to contribute to the Company's success and to achieve long-term objectives which will inure to the benefit of all shareholders of the Company through the additional incentives inherent in the Awards hereunder.

2. DEFINITIONS

2.1. *"Award"* shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Performance Award, Other Share-Based Award or any other right, interest or option relating to Shares or other property (including cash) granted pursuant to the provisions of the Plan.

2.2. *"Award Agreement"* shall mean any written agreement, contract or other instrument or document, including through an electronic medium, evidencing any Award granted by the Committee hereunder.

2.3. *"Board"* shall mean the board of directors of the Company.

2.4. *"Code"* shall mean the Internal Revenue Code of 1986, as amended from time to time.

2.5. *"Committee"* shall mean the Compensation Committee of the Board, consisting of no fewer than two Directors, each of whom is (i) a "Non-Employee Director" within the meaning of Rule 16b-3 of the Exchange Act, (ii) an "outside director" within the meaning of Section 162(m) of the Code, and (iii) an "independent director" for purpose of the rules and regulations of the NASDAQ Stock Market.

2.6. *"Covered Employee"* shall mean a "covered employee" within the meaning of Section 162(m) of the Code.

2.7. *"Director"* shall mean a non-employee member of the Board.

2.8. *"Employee"* shall mean any employee of the Company or any Subsidiary and any prospective employee conditioned upon, and effective not earlier than, such person's becoming an employee of the Company or any Subsidiary. Solely for purposes of the Plan, an Employee shall also mean any consultant or advisor who provides services to the Company or any Subsidiary, so long as such person (i) renders bona fide services that are not in connection with the offer and sale of the Company's securities in a capital-raising transaction and (ii) does not directly or indirectly promote or maintain a market for the Company's securities.

2.9. *"Exchange Act"* shall mean the Securities Exchange Act of 1934, as amended.

2.10. *"Fair Market Value"* shall mean, with respect to any property other than Shares, the market value of such property determined by such methods or procedures as shall be established from time to time by the Committee. The Fair Market Value of Shares as of any date shall be the per Share closing price of the Shares as reported on the NASDAQ Stock Market on that date (or if there was no reported price on such date, on the last preceding date on which the price was reported); if the Company is not then listed on the NASDAQ Stock Market but is listed on the New York Stock Exchange, the Fair Market Value of the Shares shall be the per Share closing price of the Shares as reported on the New York Stock Exchange on that date (or if there was no reported price on such date, on the last preceding date on which the price was reported); or, if the Company is not then listed on the NASDAQ Stock Market or the New York Stock Exchange, the Fair Market Value of Shares shall be determined by the Committee in its sole discretion using appropriate criteria.

2.11. *"Freestanding Stock Appreciation Right"* shall have the meaning set forth in Section 6.1.

2.12. *"Limitations"* shall have the meaning set forth in Section 10.5.

2.13. *"Option"* shall mean any right granted to a Participant under the Plan allowing such Participant to purchase Shares at such price or prices and during such period or periods as the Committee shall determine.

2.14. *"Other Share-Based Award"* shall have the meaning set forth in Section 8.1.

2.15. *"Participant"* shall mean an Employee or Director who is selected by the Committee to receive an Award under the Plan.

2.16. *"Payee"* shall have the meaning set forth in Section 13.1.

2.17. *"Performance Award"* shall mean any Award of Performance Shares or Performance Units granted pursuant to Article 9.

2.18. *"Performance Period"* shall mean that period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any performance goals specified by the Committee with respect to such Award are to be measured.

2.19. *"Performance Share"* shall mean any grant pursuant to Article 9 of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

2.20. *"Performance Unit"* shall mean any grant pursuant to Section 9 of a unit valued by reference to a designated amount of property (including cash) other than Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

2.21. *"Permitted Assignee"* shall have the meaning set forth in Section 12.3.

2.22. *"Prior Plans"* shall mean, collectively, the Company's 1996 Stock Option Plan, the Company's 2000 Stock Option Plan, the Company's 2002 Director Stock Option Plan and the Company's Director Compensation Stock Plan.

2.23. *"Restricted Stock"* shall mean any Share issued with the restriction that the holder may not sell, transfer, pledge or assign such Share and with such other restrictions as the Committee, in its sole discretion, may impose (including any restriction on the right to vote such Share and the right to receive any dividends), which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

2.24. *"Restriction Period"* shall have the meaning set forth in Section 7.1.

2.25. *"Restricted Stock Award"* shall have the meaning set forth in Section 7.1.

2.26. *"Shares"* shall mean the shares of common stock of the Company, par value $0.001 per share.

2.27. *"Stock Appreciation Right"* shall mean the right granted to a Participant pursuant to Section 6.

2.28. *"Subsidiary"* shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of the granting of the Award, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

2.29. *"Substitute Awards"* shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

2.30. "*Tandem Stock Appreciation Right*" shall have the meaning set forth in Section 6.1.

3. SHARES SUBJECT TO THE PLAN

3.1 *Number of Shares.* (a) Subject to adjustment as provided in Section 12.2, a total of 14,685,043 Shares shall be authorized for grant under the Plan, plus up to 314,957 Shares remaining available for grant under the Company's Director Compensation Stock Plan on the effective date of the amendment and restatement of the Plan, up to an aggregate maximum of 15,000,000 Shares authorized for grant under the Plan. Any Shares that are subject to Awards of Options, Stock Appreciation Rights or Tandem Stock Appreciation Rights shall be counted against this limit as one (1) Share for every one (1) Share granted. Any Shares that are subject to Awards other than Options, Stock Appreciation Rights or Tandem Stock Appreciation Rights shall be counted against this limit as two and two-tenths (2.2) Shares for every one (1) Share granted.

(b) If any Shares subject to an Award or to an award under the Prior Plans are forfeited or expire, or any Award or award under the Prior Plans is settled for cash, the Shares subject to such Award or to such award under the Prior Plans shall, to the extent of such forfeiture, expiration or cash settlement or non-issuance, again be available for Awards under the Plan, subject to Section 3.1(d) below. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under paragraph (a) of this Section: (i) Shares tendered by the Participant or withheld by the Company in payment of the purchase price of an Option, (ii) Shares tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Award, and (iii) Shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right on exercise thereof.

(c) Substitute Awards may be issued under the Plan and such Substitute Awards shall not reduce the Shares authorized for grant under the Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Directors prior to such acquisition or combination.

(d) Any Shares that again become available for grant pursuant to this Article shall be added back as one (1) Share if such Shares were subject to Options or Stock Appreciation Rights granted under the Plan or options or stock appreciation rights granted under the Prior Plans, and as two and two-tenths (2.2) Shares if such Shares were subject to Awards other than Options or Stock Appreciation Rights granted under the Plan.

3.2. *Character of Shares.* Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares or shares purchased in the open market or otherwise.

4. ELIGIBILITY AND ADMINISTRATION

4.1. *Eligibility.* Any Employee or Director shall be eligible to be selected as a Participant.

4.2. *Administration.* (a) The Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to the provisions of the Plan and subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board, to: (i) select the Employees and Directors to whom Awards may from time to time be granted hereunder; (ii) determine the type or types of Awards, not inconsistent with the provisions of the Plan, to be granted to each Participant hereunder; (iii) determine the number of Shares to be covered by each Award granted hereunder; (iv) determine the terms and conditions, not inconsistent with the provisions of the Plan, of any Award granted hereunder; (v) determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property, subject to Section 8.1;

(vi) determine whether, to what extent, and under what circumstances cash, Shares, other property and other amounts payable with respect to an Award made under the Plan shall be deferred either automatically or at the election of the Participant; (vii) determine whether, to what extent and under what circumstances any Award shall be canceled or suspended; (viii) interpret and administer the Plan and any instrument or agreement entered into under or in connection with the Plan, including any Award Agreement; (ix) correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent that the Committee shall deem desirable to carry it into effect; (x) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (xi) make any other determination and take any other action that the Committee deems necessary or desirable for administration of the Plan.

(b) Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Participant, and any Subsidiary. A majority of the members of the Committee may determine its actions and fix the time and place of its meetings. Notwithstanding the foregoing or anything else to the contrary in the Plan, any action or determination by the Committee specifically affecting or relating to an Award to a Director shall require the prior approval of the Board.

(c) To the extent not inconsistent with applicable law, including Section 162(m) of the Code, or the rules and regulations of the NASDAQ Stock Market, the Committee may delegate to (i) a committee of one or more directors of the Company any of the authority of the Committee under the Plan, including the right to grant, cancel or suspend Awards and (ii) to the extent permitted by law, to one or more executive officers or a committee of executive officers the right to grant Awards to Employees who are not Directors or executive officers of the Company and the authority to take action on behalf of the Committee pursuant to the Plan to cancel or suspend Awards to Employees who are not Directors or executive officers of the Company.

5. OPTIONS

5.1. *Grant of Options.* Options may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Any Option shall be subject to the terms and conditions of this Article and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable.

5.2. *Award Agreements.* All Options granted pursuant to this Article shall be evidenced by a written Award Agreement in such form and containing such terms and conditions as the Committee shall determine which are not inconsistent with the provisions of the Plan. The terms of Options need not be the same with respect to each Participant. Granting of an Option pursuant to the Plan shall impose no obligation on the recipient to exercise such Option. Any individual who is granted an Option pursuant to this Article may hold more than one Option granted pursuant to the Plan at the same time.

5.3. *Option Price.* Other than in connection with Substitute Awards, the option price per each Share purchasable under any Option granted pursuant to this Article shall not be less than 100% of the Fair Market Value of such Share on the date of grant of such Option. Other than pursuant to Section 12.2, the Committee shall not without the approval of the Company's shareholders (a) lower the option price per Share of an Option after it is granted, (b) cancel an Option in exchange for cash or another Award (other than in connection with Substitute Awards), and (c) take any other action with respect to an Option that would be treated as a repricing under the rules and regulations of the NASDAQ Stock Market.

5.4. *Option Term.* The term of each Option shall be fixed by the Committee in its sole discretion; provided that no Option shall be exercisable after the expiration of seven (7) years from the date the Option is granted, except in the event of death or disability.

5.5. *Exercise of Options.* Vested Options granted under the Plan shall be exercised by the Participant or by a Permitted Assignee thereof (or by the Participant's executors, administrators, guardian or legal representative, as may be provided in an Award Agreement) as to all or part of the Shares covered thereby, by the giving of notice of exercise to the Company or its designated agent, specifying the number of Shares to be purchased, accompanied by payment of the full purchase price for the Shares being purchased. Unless otherwise provided in an Award Agreement, full payment of such purchase price shall be made at the time of exercise and shall be made (a) in cash or cash equivalents (including certified check or bank check or wire transfer of immediately available funds), (b) by tendering previously acquired Shares (either actually or by attestation, valued at their then Fair Market Value), (c) with the consent of the Committee, by delivery of other consideration (including, where permitted by law and the Committee, other Awards) having a Fair Market Value on the exercise date equal to the total purchase price, (d) with the consent of the Committee, by withholding Shares otherwise issuable in connection with the exercise of the Option, (e) through any other method specified in an Award Agreement, or (f) any combination of any of the foregoing. The notice of exercise, accompanied by such payment, shall be delivered to the Company at its principal business office or such other office as the Committee may from time to time direct, and shall be in such form, containing such further provisions consistent with the provisions of the Plan, as the Committee may from time to time prescribe. In no event may any Option granted hereunder be exercised for a fraction of a Share. No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date of such issuance.

5.6. *Form of Settlement.* In its sole discretion, the Committee may provide, at the time of grant, that the Shares to be issued upon an Option's exercise shall be in the form of Restricted Stock or other similar securities, or may reserve the right so to provide after the time of grant.

5.7. *Incentive Stock Options.* The Committee may grant Options intended to qualify as "incentive stock options" as defined in Section 422 of the Code, to any employee of the Company or any Subsidiary, subject to the requirements of Section 422 of the Code. Notwithstanding anything in Section 3.1 to the contrary and solely for the purposes of determining whether Shares are available for the grant of "incentive stock options" under the Plan, the maximum aggregate number of Shares with respect to which "incentive stock options" may be granted under the Plan shall be 3,000,000 Shares. In addition and notwithstanding anything in this Section 5 to the contrary, if an incentive stock option is granted to a Participant who at the time such grant owns (within the meaning of Section 422 of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its parent corporation or of any Subsidiary (i) the option price per Share under the incentive stock option shall be not less than 110% of the Fair Market Value of a Share on the date of grant of the incentive stock option and (ii) such incentive stock option shall expire and no longer be exercisable no later than 5 years from the date of grant.

6. STOCK APPRECIATION RIGHTS

6.1. *Grant and Exercise.* The Committee may provide Stock Appreciation Rights (a) in conjunction with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option ("Tandem Stock Appreciation Right"), (b) in conjunction with all or part of any Award (other than an Option) granted under the Plan or at any subsequent time during the term of such Award, or (c) without regard to any Option or other Award (a "Freestanding Stock Appreciation Right"), in each case upon such terms and conditions as the Committee may establish in its sole discretion.

6.2. *Terms and Conditions.* Stock Appreciation Rights shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be determined from time to time by the Committee, including the following:

(a) Upon the exercise of a Stock Appreciation Right, the holder shall have the right to receive the excess of (i) the Fair Market Value of one Share on the date of exercise (or such other amount less than Fair Market Value) as the Committee shall so determine at any time during a specified period before the date of exercise) over (ii) the grant price of the right on the date of grant, or in the case of a Tandem Stock Appreciation Right granted on the date of grant of the related Option (subject to the requirements of Section 409A of the Code with respect to a Tandem Stock Appreciation Right granted subsequent to the related Option), as specified by the Committee in its sole discretion, which, except in the case of Substitute Awards or in connection with an adjustment provided in Section 12.2, shall not be less than the Fair Market Value of one Share on such date of grant of the right or the related Option, as the case may be.

(b) Upon the exercise of a Stock Appreciation Right, the Committee shall determine in its sole discretion whether payment shall be made in cash, in whole Shares or other property, or any combination thereof.

(c) Any Tandem Stock Appreciation Right may be granted at the same time as the related Option is granted or at any time thereafter before exercise or expiration of such Option.

(d) Any Tandem Stock Appreciation Right related to an Option may be exercised only when the related Option would be exercisable and the Fair Market Value of the Shares subject to the related Option exceeds the option price at which Shares can be acquired pursuant to the Option. In addition, if a Tandem Stock Appreciation Right exists with respect to less than the full number of Shares covered by a related Option, then an exercise or termination of such Option shall not reduce the number of Shares to which the Tandem Stock Appreciation Right applies until the number of Shares then exercisable under such Option equals the number of Shares to which the Tandem Stock Appreciation Right applies.

(e) Any Option related to a Tandem Stock Appreciation Right shall no longer be exercisable to the extent the Tandem Stock Appreciation Right has been exercised.

(f) The provisions of Stock Appreciation Rights need not be the same with respect to each recipient.

(g) The Committee may impose such other conditions or restrictions on the terms of exercise and the exercise price of any Stock Appreciation Right, as it shall deem appropriate, including providing that the exercise price of a Tandem Stock Appreciation Right may be less than the Fair Market Value on the date of grant if the Tandem Stock Appreciation Right is added to an Option following the date of the grant of the Option. Notwithstanding the foregoing provisions of this Section 6.2(g), but subject to Section 12.2, a Freestanding Stock Appreciation Right shall generally have the same terms and conditions as Options, including (i) an exercise price not less than Fair Market Value on the date of grant, and (ii) a term not greater than seven years.

(h) Without the approval of the Company's shareholders, other than pursuant to Section 11 or Section 12.2, the Committee shall not (i) reduce the grant price of any Stock Appreciation Right after the date of grant (ii) cancel any Stock Appreciation Right in exchange for cash or another Award (other than in connection with Substitute Awards), and (iii) take any other action with respect to a Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the NASDAQ Stock Market.

(i) The Committee may impose such terms and conditions on Stock Appreciation Rights granted in conjunction with any Award (other than an Option) as the Committee shall determine in its sole discretion.

7. RESTRICTED STOCK AWARDS

7.1. *Grants.* Awards of Restricted Stock may be issued hereunder to Participants either alone or in addition to other Awards granted under the Plan (a "Restricted Stock Award"), and such Restricted Stock Awards shall also be available as a form of payment of Performance Awards and other earned cash-based incentive compensation. A Restricted Stock Award shall be subject to restrictions imposed by the Committee covering a period of time specified by the Committee (the "Restriction Period"). The Committee has absolute discretion to determine whether any consideration (other than services) is to be received by the Company or any Subsidiary as a condition precedent to the issuance of Restricted Stock.

7.2. *Award Agreements.* The terms of any Restricted Stock Award granted under the Plan shall be set forth in a written Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of Restricted Stock Awards need not be the same with respect to each Participant. The Committee may, in its sole discretion and subject to the limitations imposed under Section 162(m) of the Code and the regulations thereunder in the case of a Restricted Stock Award intended to comply with the performance-based exception under Code Section 162(m), waive the forfeiture period and any other conditions set forth in any Award Agreement subject to such terms and conditions as the Committee shall deem appropriate.

7.3. *Rights of Holders of Restricted Stock.* Unless otherwise provided in an Award Agreement, beginning on the date of grant of the Restricted Stock Award and subject to execution of the Award Agreement, the Participant shall become a shareholder of the Company with respect to all Shares subject to the Award Agreement and shall have all of the rights of a shareholder, including the right to vote such Shares and the right to receive distributions made with respect to such Shares; provided, however, that any Shares or any other property (other than cash) distributed as a dividend or otherwise with respect to any Restricted Stock as to which the restrictions have not yet lapsed shall be subject to the same restrictions as such Restricted Stock.

8. OTHER SHARE-BASED AWARDS

8.1. *Grants.* Other Awards of Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares or other property (collectively "Other Share-Based Awards") may be granted hereunder to Participants, in addition to other Awards granted under the Plan. Other Share-Based Awards shall also be available as a form of payment of other Awards granted under the Plan and other earned cash-based compensation (including Directors' fees).

8.2. *Award Agreements.* The terms of Other Share-Based Award granted under the Plan shall be set forth in a written Award Agreement, or in a sub-plan forming part of the Plan, which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of such Awards need not be the same with respect to each Participant.

8.3. *Payment.* Except as provided in an Award Agreement, Other Share-Based Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee at the time of payment. Other Share-Based Awards may be paid in a lump sum or in installments or, in accordance with procedures established by the Committee, on a deferred basis subject to the requirements of Section 409A of the Code.

9. PERFORMANCE AWARDS

9.1. *Grants.* Performance Awards in the form of Performance Shares or Performance Units, as determined by the Committee in its sole discretion, may be granted hereunder to Participants, for no consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The performance goals to be achieved for each Performance Period shall be conclusively determined by the Committee and may be based upon the criteria set forth in Section 10.2.

9.2. *Award Agreements.* The terms of any Performance Award granted under the Plan shall be set forth in a written Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of Performance Awards need not be the same with respect to each Participant.

9.3. *Terms and Conditions.* The performance criteria to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award. The amount of the Award to be distributed shall be conclusively determined by the Committee.

9.4. *Payment.* Except as provided in Article 11 or as may be provided in an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period. Performance Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee at the time of payment. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis subject to the requirements of Section 409A of the Code.

10. CODE SECTION 162(m) PROVISIONS

10.1. *Covered Employees.* Notwithstanding any other provision of the Plan, if the Committee determines at the time a Restricted Stock Award, a Performance Award or an Other Share-Based Award is granted to a Participant who is, or is likely to be, as of the end of the tax year in which the Company would claim a tax deduction in connection with such Award, a Covered Employee, then the Committee may provide that this Article 10 is applicable to such Award.

10.2. *Performance Criteria.* If the Committee determines that a Restricted Stock Award, a Performance Award or an Other Share-Based Award is subject to this Article 10, the lapsing of restrictions thereon and the distribution of cash, Shares or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Committee, which shall be based on the attainment of specified levels of one or any combination of the following: net revenue; revenue growth; pre-tax income before allocation of corporate overhead and bonus; earnings per share; net income; division, group or corporate financial goals; return on shareholders' equity; total shareholder return; return on assets; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of the Company; market share; gross profits; earnings before taxes, earnings before interest and taxes earnings before interest, taxes, depreciation and amortization; economic value-added models; comparisons with various stock market indices; reductions in costs; cash flow, cash flow per share; return on invested capital; cash flow return on investment; and improvement in or attainment of expense levels on working capital levels of the Company or any Subsidiary, division, business segment or business unit of the Company for or within which the Participant is primarily employed. Such performance goals also may be based solely by reference to the Company's performance or the performance of a Subsidiary, division, business segment or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The Committee may also exclude the impact of an event or occurrence which the Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (b) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management, or (c) the cumulative effects of tax or accounting changes in accordance with generally accepted accounting principles. Such performance goals shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m) of the Code, and the regulations thereunder.

10.3. *Adjustments.* Notwithstanding any provision of the Plan (other than Article 11), with respect to any Restricted Stock Award, Performance Award or Other Share-Based Award that is subject to this Section 10, the Committee may adjust downwards, but not upwards, the amount payable pursuant to such Award, and the Committee may not waive the achievement of the applicable performance goals, except in the case of the death or disability of the Participant or as otherwise determined by the Committee in special circumstances.

10.4. *Restrictions.* The Committee shall have the power to impose such other restrictions on Awards subject to this Article as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m) of the Code.

10.5. *Limitations on Grants to Individual Participant.* Subject to adjustment as provided in Section 12.2, no Participant may be granted (i) Options or Stock Appreciation Rights during any 12-month period with respect to more than 2,000,000 Shares or (ii) Restricted Stock, Performance Awards and/or Other Share-Based Awards that are denominated in Shares in any 12-month period with respect to more than 900,000 Shares (the "Limitations"). In addition to the foregoing, the maximum dollar value payable to any Participant in any 12-month period with respect to Performance Awards is $3,000,000. If an Award is cancelled, the cancelled Award shall continue to be counted toward the applicable Limitations.

11. CHANGE OF CONTROL PROVISIONS

11.1. *Impact of Change of Control.* The terms of any Award may provide in the Award Agreement evidencing the Award that, upon a "Change of Control" of the Company (as that term may be defined therein), (a) Options and Stock Appreciation Rights outstanding as of the date of the Change of Control immediately vest and become fully exercisable, (b) that Options and Stock Appreciation Rights outstanding as of the date of the Change of Control may be cancelled and terminated without payment therefor if the Fair Market Value of one Share as of the date of the Change of Control is less than the per Share Option exercise price or Stock Appreciation Right grant price, (c) restrictions and deferral limitations on Restricted Stock lapse and the Restricted Stock becomes free of all restrictions and limitations and becomes fully vested, (d) all Performance Awards shall be considered to be earned and payable (either in full or pro rata based on the portion of Performance Period completed as of the date of the Change of Control), and any deferral or other restriction shall lapse and such Performance Awards shall be immediately settled or distributed, (e) the restrictions and deferral limitations and other conditions applicable to any Other Share-Based Awards or any other Awards shall lapse, and such Other Share-Based Awards or such other Awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant, and (f) such other additional benefits as the Committee deems appropriate shall apply, subject in each case to any terms and conditions contained in the Award Agreement evidencing such Award. For purposes of the Plan, a "Change of Control" shall mean an event described in an Award Agreement evidencing the Award or such other event as determined in the sole discretion of the Board. Notwithstanding any other provision of the Plan, the Committee, in its discretion, may determine that, upon the occurrence of a Change of Control of the Company, each Option and Stock Appreciation Right outstanding shall terminate within a specified number of days after notice to the Participant, and/or that each Participant shall receive, with respect to each Share subject to such Option or Stock Appreciation Right, an amount equal to the excess of the Fair Market Value of such Share immediately prior to the occurrence of such Change of Control over the exercise price per share of such Option and/or Stock Appreciation Right; such amount to be payable in cash, in one or more kinds of stock or property (including the stock or property, if any, payable in the transaction) or in a combination thereof, as the Committee, in its discretion, shall determine.

11.2. *Assumption Upon Change of Control.* Notwithstanding the foregoing, if in the event of a Change of Control the successor company assumes or substitutes for an Option, Stock Appreciation Right, Share of Restricted Stock or Other Share-Based Award, then each outstanding Option, Stock Appreciation Right, Share of Restricted Stock or Other Share-Based Award shall not be accelerated as described in Sections 11.1(a), (c) and (e). For the purposes of this Section 11.2, an Option, Stock Appreciation Right, Share of Restricted Stock or Other Share-Based Award shall be considered assumed or substituted for if following the Change of Control the award confers the right to purchase or receive, for each Share subject to the Option, Stock Appreciation Right, Restricted Stock Award or Other Share-Based Award immediately prior to the Change of Control, the consideration (whether stock, cash or other securities or property) received in the transaction constituting a Change of Control by holders of Shares for each Share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the transaction constituting a Change of Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an Option, Stock Appreciation Right, Restricted Stock Award or Other Share-Based Award, for each Share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per share consideration received by holders of Shares in the transaction constituting a Change of Control. The determination of such substantial equality of value of consideration shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding. Notwithstanding the foregoing, on such terms and conditions as may be set forth in an Award Agreement, in the event of a termination of a Participant's employment in such successor company within a specified time period following such Change in Control, each Award held by such Participant at the time of the Change in Control shall be accelerated as described in Sections 11.1(a), (c) and (e).

12. GENERALLY APPLICABLE PROVISIONS

12.1. *Amendment and Termination of the Plan.* The Board may, from time to time, alter, amend, suspend or terminate the Plan as it shall deem advisable, subject to any requirement for shareholder approval imposed by applicable law, including the rules and regulations of the NASDAQ Stock Market provided that the Board may not amend the Plan in any manner that would result in noncompliance with Rule 16b-3 of the Exchange Act; and further provided that the Board may not, without the approval of the Company's shareholders, amend the Plan to (a) increase the number of Shares that may be the subject of Awards under the Plan (except for adjustments pursuant to Section 12.2), (b) expand the types of awards available under the Plan, (c) materially expand the class of persons eligible to participate in the Plan, (d) amend any provision of Section 5.3, (e) increase the maximum permissible term of any Option specified by Section 5.4 or the maximum permissible term of a Freestanding Stock Appreciation Right specified by Section 6.2(g), or (f) amend any provision of Section 10.4. The Board may not, without the approval of the Company's shareholders, take any other action with respect to an Option or Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the NASDAQ Stock Market, including a reduction of the exercise price of an Option or the grant price of a Stock Appreciation Right or the exchange of an Option or Stock Appreciation Right for cash or another Award. In addition, no amendments to, or termination of, the Plan shall in any way impair the rights of a Participant under any Award previously granted without such Participant's consent.

12.2. *Adjustments.* In the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Shares or the value thereof, such adjustments and other substitutions shall be made to the Plan and to Awards as the Committee, in its sole discretion, deems equitable or appropriate taking into consideration the accounting and tax consequences, including such adjustments in the aggregate number, class and kind of securities that may be delivered under the Plan, the Limitations, the maximum number of Shares that may be issued as incentive stock options and, in the aggregate or to any one Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan and, in the aggregate or to any one Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company) as the Committee may determine to be appropriate in its sole discretion; provided, however, that the number of Shares subject to any Award shall always be a whole number.

12.3. *Transferability of Awards.* Except as provided below, and except as otherwise authorized by the Committee in an Award Agreement, no Award and no Shares subject to Awards described in Article 8 that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, may be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution, and such Award may be exercised during the life of the Participant only by the Participant or the Participant's guardian or legal representative.

12.4. *Termination of Employment.* The Committee shall determine and set forth in each Award Agreement whether any Awards granted in such Award Agreement will continue to be exercisable, and the terms of such exercise, on and after the date that a Participant ceases to be employed by or to provide services to the Company or any Subsidiary (including as a Director), whether by reason of death, disability, voluntary or involuntary termination of employment or services, or otherwise. The date of termination of a Participant's employment or services will be determined by the Committee, which determination will be final.

13. MISCELLANEOUS

13.1. *Tax Withholding.* The Company shall have the right to make all payments or distributions pursuant to the Plan to a Participant (or a Permitted Assignee thereof) (any such person, a "Payee") net of any applicable federal, state and local taxes required to be paid or withheld as a result of (a) the grant of any Award, (b) the exercise of an Option or Stock Appreciation Right, (c) the delivery of Shares or cash, (d) the lapse of any restrictions in connection with any Award or (e) any other event occurring pursuant to the Plan. The Company or any Subsidiary shall have the right to withhold from wages or other amounts otherwise payable to such Payee such withholding taxes as may be required by law, or to otherwise require the Payee to pay such withholding taxes. If the Payee shall fail to make such tax payments as are required, the Company or its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Payee or to take such other action as may be necessary to satisfy such withholding obligations. The Committee shall be authorized to establish procedures for election by Participants to satisfy such obligation for the payment of such taxes by tendering previously acquired Shares (either actually or by attestation, valued at their then Fair Market Value), or by directing the Company to retain Shares (up to the Participant's minimum required tax withholding rate or such other rate that will not trigger a negative accounting impact) otherwise deliverable in connection with the Award.

13.2. *Right of Discharge Reserved; Claims to Awards.* Nothing in the Plan nor the grant of an Award hereunder shall confer upon any Employee or Director the right to continue in the employment or service of the Company or any Subsidiary or affect any right that the Company or any Subsidiary may have to terminate the employment or service of (or to demote or to exclude from future Awards under the Plan) any such Employee or Director at any time for any reason. Except as specifically provided by the Committee, the Company shall not be liable for the loss of existing or potential profit from an Award granted in the event of termination of an employment or other relationship. No Employee or Participant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Employees or Participants under the Plan.

13.3. *Prospective Recipient.* The prospective recipient of any Award under the Plan shall not, with respect to such Award, be deemed to have become a Participant, or to have any rights with respect to such Award, until and unless such recipient shall have executed an agreement or other instrument evidencing the Award and delivered a copy thereof to the Company, and otherwise complied with the then applicable terms and conditions of the Plan and the Award Agreement.

13.4. *Substitute Awards.* Notwithstanding any other provision of the Plan, the terms of Substitute Awards may vary from the terms set forth in the Plan to the extent the Committee deems appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted.

13.5. *Cancellation of Award.* Notwithstanding anything to the contrary contained herein, an Award Agreement may provide that the Award shall be canceled if the Participant, without the consent of the Company, while employed by the Company or any Subsidiary or after termination of such employment or service, engages in activity that violates any agreement between the Company or any Subsidiary and Participant, including any agreement not to compete with the Company, as determined by the Committee in its sole discretion. The Committee may provide in an Award Agreement that if within the time period specified in the Agreement the Participant establishes a relationship with a competitor or engages in an activity referred to in the preceding sentence, the Participant will forfeit any gain realized on the vesting or exercise of the Award and must repay such gain to the Company.

13.6. *Stop Transfer Orders.* All certificates for Shares delivered under the Plan pursuant to any Award shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Shares are then listed, and any applicable federal or state securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

13.7. *Nature of Payments.* All Awards made pursuant to the Plan are in consideration of services performed or to be performed for the Company or any Subsidiary, division or business unit of the Company. Any income or gain realized pursuant to Awards under the Plan and any Stock Appreciation Rights constitute a special incentive payment to the Participant and shall not be taken into account, to the extent permissible under applicable law, as compensation for purposes of any of the employee benefit plans of the Company or any Subsidiary except as may be determined by the Committee or by the Board or board of directors of the applicable Subsidiary.

13.8. *Other Plans.* Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

13.9. *Severability.* If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction, such provision shall (a) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid and/or enforceable and as so limited shall remain in full force and effect, and (b) not affect any other provision of the Plan or part thereof, each of which shall remain in full force and effect. If the making of any payment or the provision of any other benefit required under the Plan shall be held unlawful or otherwise invalid or unenforceable by a court of competent jurisdiction, such unlawfulness, invalidity or unenforceability shall not prevent any other payment or benefit from being made or provided under the Plan, and if the making of any payment in full or the provision of any other benefit required under the Plan in full would be unlawful or otherwise invalid or unenforceable, then such unlawfulness, invalidity or unenforceability shall not prevent such payment or benefit from being made or provided in part, to the extent that it would not be unlawful, invalid or unenforceable, and the maximum payment or benefit that would not be unlawful, invalid or unenforceable shall be made or provided under the Plan.

13.10. *Construction.* As used in the Plan, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

13.11. *Unfunded Status of the Plan.* The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver the Shares or payments in lieu of or with respect to Awards hereunder; provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

13.12. *Governing Law.* The Plan and all determinations made and actions taken thereunder, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Washington, without reference to principles of conflict of laws, and construed accordingly.

13.13. *Effective Date; Termination.* The amendment and restatement of the Plan shall be effective on the date of the approval of the Plan's amendment and restatement by the holders of the shares entitled to vote at a duly constituted meeting of the shareholders of the Company. The amendment and restatement of the Plan shall be null and void and of no effect if the foregoing condition is not fulfilled. Awards may be granted under the Plan at any time and from time to time on or prior to the tenth anniversary of the effective date of the Plan, on which date the Plan will expire except as to Awards then outstanding under the Plan. Such outstanding Awards shall remain in effect until they have been exercised or terminated, or have expired.

13.14. *Foreign Employees.* Awards may be granted to Participants who are foreign nationals or employed outside the United States, or both, on such terms and conditions different from those applicable to Awards to Employees employed in the United States as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Employees on assignments outside their home country.

13.15. *Compliance with Section 409A of the Code.* This Plan is intended to comply and shall be administered in a manner that is intended to comply with Section 409A of the Code and shall be construed and interpreted in accordance with such intent. To the extent that an Award or the payment, settlement or deferral thereof is subject to Section 409A of the Code, the Award shall be granted, paid, settled or deferred in a manner that will comply with Section 409A of the Code, including regulations or other guidance issued with respect thereto, except as otherwise determined by the Committee. Any provision of this Plan that would cause the grant of an Award or the payment, settlement or deferral thereof to fail to satisfy Section 409A of the Code shall be amended to comply with Section 409A of the Code on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Section 409A of the Code.

13.16. *Captions.* The captions in the Plan are for convenience of reference only, and are not intended to narrow, limit or affect the substance or interpretation of the provisions contained herein

13.17. *Conditions to Issuance of Shares.* The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be necessary or appropriate. Shares (or if applicable, cash or other property) shall not be issued pursuant to an Award unless, as determined by the Company, the issuance and delivery of the Shares (or if applicable, cash or other property) complies with all such laws, rules, regulations and approvals.

Appendix B

RealNetworks, Inc.
2007 Employee Stock Purchase Plan

2007 ESPP

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APPENDIX B

REALNETWORKS, INC.

2007 EMPLOYEE STOCK PURCHASE PLAN

1. *Purpose.* The purpose of the Plan is to provide employees of the Company and its Designated Subsidiaries with an opportunity to purchase Common Stock through accumulated payroll deductions. The Company's intention is to have the Plan qualify as an "employee stock purchase plan" under Section 423 of the Code. The provisions of the Plan, accordingly, will be construed so as to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Section 423 of the Code. In addition, the Plan authorizes the grant of options that would not qualify under Section 423 of the Code pursuant to rules, procedures, or sub-plans adopted by the Administrator designed to achieve desired tax or other objectives in particular locations outside the United States.

2. *Definitions.*

(a) *"Administrator"* means the Board or any Committee designated by the Board to administer the Plan pursuant to Section 14.

(b) *"Applicable Laws"* means the requirements relating to the administration of equity-based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where participants in the Plan are located.

(c) *"Board"* means the Board of Directors of the Company.

(d) *"Change in Control"* means the occurrence of any of the following events:

(i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities; or

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company's assets; or

(iii) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

(e) *"Code"* means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(f) *"Committee"* means a committee of the Board appointed in accordance with Section 14 hereof.

(g) *"Common Stock"* means the common stock of the Company.

(h) *"Company"* means RealNetworks, Inc., a Washington corporation.

(i) *"Compensation"* means all cash salary, wages, bonuses, commissions and other amounts paid to or on behalf of a Participant for services performed or on account of holidays, vacation, sick leave or other similar events, including any amounts by which such amounts are reduced, at the election of a Participant, pursuant to a cafeteria plan described in Section 125 of the Code, a dependent care assistance program described in Section 129 of the Code, a cash or deferred arrangement described in Section 401(k) of the Code, or any similar plan, program or arrangement, but excluding the value of any noncash benefits under any employee benefit plans and any special amounts paid to the Participant that are specifically excluded by the Administrator. The Administrator, in its discretion, may, on a uniform and nondiscriminatory basis, establish a different definition of Compensation prior to an Offering Period for all options to be granted on the Offering Date for such Offering Period.

(j) *"Designated Subsidiary"* means any Subsidiary that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan.

(k) *"Director"* means a member of the Board.

(l) *"Eligible Employee"* means any individual who is a common law employee of the Company or any of its current majority-owned subsidiaries (and each other corporation designated by the Administrator that hereafter becomes a majority-owned subsidiary of the Company), except the following: (a) employees who have been employed for less than 30 days; (b) employees whose customary employment is 20 hours or less per week; and (c) employees whose customary employment is for not more than five months in any calendar year, unless for participants outside the United States, such limitations in eligibility are not permitted under Applicable Laws outside the United States. The Administrator, in its discretion, from time to time may, prior to an Offering Period for all options to be granted on the Offering Date for such Offering Period, determine (on a uniform and nondiscriminatory basis) that the definition of Eligible Employee will or will not include an individual if he or she: (i) has not completed the required length of service with the Company, if any, as such length may be determined by the Administrator in its discretion (such length of required service not to exceed two (2) years), (ii) customarily works not more than twenty (20) hours per week (or such lesser period of time as may be determined by the Administrator in its discretion), (iii) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Administrator in its discretion), (iv) is an officer or other manager, or (v) is a highly compensated employee under Section 414(q) of the Code. Except as otherwise expressly provided in the Plan and permitted by Section 423 of the Code, all Eligible Employees shall have the same rights and obligations under the Plan. For purposes of the Plan, the employment relationship will be treated as continuing intact while the individual is on sick leave or other leave of absence that the Employer approves.

(m) *"Employer"* means any one or all of the Company and its Designated Subsidiaries.

(n) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

(o) *"Exercise Date"* means the first Trading Day on or before June 30 and December 31 of each year. The first Exercise Date under the Plan will be June 30, 2008. The Exercise Dates may be changed pursuant to Sections 4 and 19.

(p) *"Fair Market Value"* means, as of any date and unless the Administrator determines otherwise, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value will be the mean of the closing bid and asked prices for the Common Stock on the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value thereof will be determined in good faith by the Administrator.

(q) *"Fiscal Year"* means the fiscal year of the Company.

(r) *"New Exercise Date"* means a new Exercise Date set by shortening any Offering Period then in progress.

(s) *"Offering Date"* means the first Trading Day of each Offering Period.

(t) *"Offering Periods"* means the periods of approximately six months during which an option granted pursuant to the Plan may be exercised, (i) commencing on the first Trading Day on or after January 1 of each year and terminating on the first Trading Day on or before June 30, approximately six months later, and (ii) commencing on the first Trading Day on or after July 1 of each year and terminating on the first Trading Day on or before December 31, approximately six months later; provided, however, that the first Offering Period under the Plan will commence with the first Trading Day on or after January 1, 2008 and end on the first Trading Day on or before June 30, 2008; and provided, further, that the second Offering Period under the Plan will commence on the first Trading Day on or after July 1, 2008. The duration and timing of Offering Periods may be changed pursuant to Sections 4 and 19.

(u) *"Parent"* means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(v) *"Plan"* means this RealNetworks, Inc. 2007 Employee Stock Purchase Plan.

(w) *"Purchase Period"* means the period during an Offering Period during which shares of Common Stock may be purchased on a participant's behalf in accordance with the terms of the Plan. Unless the Administrator provides otherwise, the Purchase Period will have the same duration and coincide with the length of the Offering Period.

(x) *"Purchase Price"* means an amount equal to eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Exercise Date; provided however, that the Purchase Price may be determined for subsequent Offering Periods by the Administrator subject to compliance with Section 423 of the Code (or any successor rule or provision or any other applicable law, regulation or stock exchange rule) or pursuant to Section 19.

(y) *"Subsidiary"* means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

(z) *"Trading Day"* means a day on which the national stock exchange upon which the Common Stock is listed is open for trading.

3. <u>*Eligibility.*</u>

(a) *Offering Periods.* Any Eligible Employee on a given Offering Date will be eligible to participate in the Plan, subject to the requirements of Section 5.

(b) *Limitations.* Any provisions of the Plan to the contrary notwithstanding, no Eligible Employee will be granted an option under the Plan (i) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company or any Parent or Subsidiary of the Company and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Parent or Subsidiary of the Company, or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Section 423 of the Code) of the Company or any Parent or Subsidiary of the Company accrues at a rate which exceeds twenty-five thousand dollars ($25,000) worth of stock (determined at the Fair Market Value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time.

4. <u>*Offering Periods.*</u> The Plan will be implemented by consecutive Offering Periods with a new Offering Period commencing on the first Trading Day on or after January 1 and July 1 each year, or on such other date as the Administrator will determine. The Administrator will have the power to change the duration of Offering Periods (including the commencement dates thereof) with respect to future offerings without shareholder approval if such change is announced prior to the scheduled beginning of the first Offering Period to be affected thereafter.

5. <u>*Participation.*</u> An Eligible Employee may participate in the Plan pursuant to Section 3(a) by (i) submitting to the Company's stock plan administration office (or its designee), on or before a date prescribed by the Administrator prior to an applicable Offering Date, a properly completed subscription agreement authorizing payroll deductions in the form provided by the Administrator for such purpose, or (ii) following an electronic or other enrollment procedure prescribed by the Administrator.

6. *Payroll Deductions.*

(a) At the time a participant enrolls in the Plan pursuant to Section 5, he or she will elect to have payroll deductions made on each pay day during the Offering Period in an amount not exceeding ten percent (10%) (or such greater or lesser percentage that the Administrator may establish from time to time, in its discretion and on a uniform and nondiscriminatory basis, for all options to be granted on any Offering Date) of the Compensation which he or she receives on each pay day during the Offering Period, provided, however, that unless and until the Administrator determines otherwise, no Participant may apply payroll deductions in excess of $10,000 toward the purchase of Common Stock under the Plan during any calendar year. The Administrator may set such minimum level of payroll deductions as the Administrator determines to be appropriate. Any minimum level of deductions set by the Administrator shall apply equally to all Eligible Employees. A participant's subscription agreement will remain in effect for successive Offering Periods unless terminated as provided in Section 10 hereof.

(b) A Participant in the Plan on the last day of an Offering Period shall automatically continue to participate in the Plan during the next Offering Period unless he or she withdraws in the manner described in Section 10.

(c) All payroll deductions made for a participant will be credited to his or her account under the Plan and will be withheld in whole percentages only. A participant may not make any additional payments into such account. A Participant's accumulated payroll deductions shall remain the property of the Participant until applied toward the purchase of shares of Common Stock under the Plan, but may be commingled with the general funds of the Company. No interest will be paid on payroll deductions accumulated under the Plan.

(d) A participant may discontinue his or her participation in the Plan as provided in Section 10, and may not increase or decrease the rate of his or her payroll deductions during an Offering Period (it being understood that a participant may increase or decrease his or her payroll deductions for future Offering Periods prior to the commencement of any such Offering Period). Any change of a participant's contribution rate for future Offering Periods may be accomplished by (i) properly completing and submitting to the Company's stock plan administration office (or its designee), on or before a date prescribed by the Administrator a new subscription agreement authorizing the change in payroll deduction rate in the form provided by the Administrator for such purpose, or (ii) following an electronic or other procedure prescribed by the Administrator. If a participant has not followed such procedures to change the rate of payroll deductions, the rate of his or her payroll deductions will continue at the originally elected rate throughout future Offering Periods (unless terminated as provided in Section 10).

(e) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b), a participant's payroll deductions may be decreased to zero percent (0%) at any time during an Offering Period. Subject to Section 423(b)(8) of the Code and Section 3(b) hereof, payroll deductions will recommence at the rate originally elected by the participant effective as of the beginning of the first Offering Period which is scheduled to end in the following calendar year, unless terminated by the participant as provided in Section 10.

(f) At the time the option is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of, the participant must make adequate provision for the Company's or Employer's federal, state, or any other tax liability payable to any authority, national insurance, social security or other tax withholding obligations, if any, which arise upon the exercise of the option or the disposition of the Common Stock. At any time, the Company or the Employer may, but will not be obligated to, withhold from the participant's compensation the amount necessary for the Company or the Employer to meet applicable withholding obligations, including any withholding required to make available to the Company or the Employer any tax deductions or benefits attributable to sale or early disposition of Common Stock by the Eligible Employee.

7. *Grant of Option.* On the Offering Date of each Offering Period, each Eligible Employee participating in such Offering Period will be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing such Eligible Employee's payroll deductions accumulated prior to such Exercise Date and retained in the Eligible Employee's account as of the Exercise Date by the applicable Purchase Price; provided that such purchase will be subject to the limitations set forth in Sections 3(b) and 13. The Eligible Employee may accept the grant of such option by electing to participate in the Plan in accordance with the requirements of Section 5. Exercise of the option will occur as

provided in Section 8, unless the participant has withdrawn pursuant to Section 10. The option will expire on the last day of the Offering Period.

8. *Exercise of Option.*

(a) Unless a participant withdraws from the Plan as provided in Section 10, his or her option for the purchase of shares of Common Stock will be exercised automatically on the Exercise Date, and the maximum number of full shares subject to option will be purchased for such participant at the applicable Purchase Price with the accumulated payroll deductions in his or her account. No fractional shares of Common Stock will be purchased; any payroll deductions accumulated in a participant's account which are not sufficient to purchase a full share will be retained in the participant's account for the subsequent Offering Period, subject to earlier withdrawal by the participant as provided in Section 10. Any other funds left over in a participant's account after the Exercise Date will be returned to the participant. During a participant's lifetime, a participant's option to purchase shares hereunder is exercisable only by him or her.

(b) If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed (i) the number of shares of Common Stock that were available for sale under the Plan on the Offering Date of the applicable Offering Period, or (ii) the number of shares of Common Stock available for sale under the Plan on such Exercise Date, the Administrator may in its sole discretion provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Offering Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all participants exercising options to purchase Common Stock on such Exercise Date, and continue all Offering Periods then in effect or terminate all Offering Periods then in effect pursuant to Section 19. The Company may make a pro rata allocation of the shares available on the Offering Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares for issuance under the Plan by the Company's shareholders subsequent to such Offering Date.

9. *Delivery.* As soon as reasonably practicable after each Exercise Date on which a purchase of shares of Common Stock occurs, the Company will arrange the delivery to each participant the shares purchased upon exercise of his or her option in a form determined by the Administrator (in its sole discretion) and pursuant to rules established by the Administrator. The Company may permit or require that shares be deposited directly with a broker designated by the Company or to a designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares be retained with such broker or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares. No participant will have any voting, dividend, or other shareholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the participant as provided in this Section 9.

10. *Withdrawal.*

(a) A participant may withdraw all but not less than all the payroll deductions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by (i) submitting to the Company's payroll office (or its designee) a written notice of withdrawal in the form prescribed by the Administrator for such purpose, or (ii) following an electronic or other withdrawal procedure prescribed by the Administrator. All of the participant's payroll deductions credited to his or her account will be paid to such participant promptly after receipt of notice of withdrawal and such participant's option for the Offering Period will be automatically terminated, and no further payroll deductions for the purchase of shares will be made for such Offering Period. If a participant withdraws from an Offering Period, payroll deductions will not resume at the beginning of the succeeding Offering Period unless the participant re-enrolls in the Plan in accordance with the provisions of Section 5.

(b) A participant's withdrawal from an Offering Period will not have any effect upon his or her eligibility to participate in any similar plan which may hereafter be adopted by the Company or in succeeding Offering Periods which commence after the termination of the Offering Period from which the participant withdraws.

11. *Termination of Employment.* Upon a participant's ceasing to be an Eligible Employee, for any reason, he or she will be deemed to have elected to withdraw from the Plan and the payroll deductions credited to such

participant's account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such participant or, in the case of his or her death, to the person or persons entitled thereto under Section 15, and such participant's option will be automatically terminated.

12. *Interest.* No interest will accrue on the payroll deductions of a participant in the Plan, unless required by non-United States Applicable Laws for participants outside the United States.

13. *Stock.*

(a) Subject to adjustment upon changes in capitalization of the Company as provided in Section 18 hereof, the maximum number of shares of Common Stock which will be made available for sale under the Plan will be One Million Five Hundred Thousand (1,500,000) shares.

(b) Until the shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a participant will only have the rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a shareholder will exist with respect to such shares.

(c) Shares of Common Stock to be delivered to a participant under the Plan will be registered in the name of the participant or in the name of the participant and his or her spouse, or in the name of a bank or broker nominee designated to hold such shares for the benefit of the participant in an account established in the participant's name.

14. *Administration.* The Plan will be administered by the Board or a Committee appointed by the Board, which Committee will be constituted to comply with Applicable Laws. The Administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility and to adjudicate all disputed claims filed under the Plan, including, without limitation, as further provided in Section 24. Every finding, decision and determination made by the Administrator will, to the full extent permitted by law, be final and binding upon all parties.

15. *Transferability.* Neither payroll deductions credited to a participant's account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 15 hereof) by the participant. Any such attempt at assignment, transfer, pledge or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 10 hereof.

16. *Use of Funds.* The Company may use all payroll deductions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such payroll deductions. Until shares of Common Stock are issued, participants will only have the rights of an unsecured creditor with respect to such shares.

17. *Reports.* Individual accounts will be maintained for each participant in the Plan. Statements of account will be given to participating Eligible Employees at least annually, which statements will set forth information including the Purchase Price, the number of shares of Common Stock purchased and the remaining cash balance, if any.

18. *Adjustments, Dissolution, Liquidation, Merger or Change in Control.*

(a) *Adjustments.* In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock occurs, the Administrator, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number and class of Common Stock which may be delivered under the Plan, the Purchase Price per share and the number of shares of Common Stock covered by each option under the Plan which has not yet been exercised, and the numerical limits of Sections 7 and 13.

(b) *Dissolution or Liquidation.* In the event of the proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a New Exercise Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date will be before the date of the Company's proposed dissolution or liquidation. The Administrator will notify each participant in writing, at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the participant's option has been changed to the New Exercise Date and that the participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10 hereof.

(c) *Merger or Change in Control.* In the event of a merger or Change in Control, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the Offering Period with respect to which such option relates will be shortened by setting a New Exercise Date and will end on the New Exercise Date. The New Exercise Date will occur before the date of the Company's proposed merger or Change in Control. The Administrator will notify each participant in writing prior to the New Exercise Date, that the Exercise Date for the participant's option has been changed to the New Exercise Date and that the participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10 hereof.

19. *Amendment or Termination.*

(a) The Administrator, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Exercise Date (which may be accomplished by the Administrator setting a New Exercise Date in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 18). If the Offering Periods are terminated prior to expiration, all amounts then credited to participants' accounts which have not been used to purchase shares of Common Stock will be returned to the participants (without interest thereon, except as otherwise required under local laws) as soon as administratively practicable.

(b) Without shareholder consent and without limiting Section 19(a), the Administrator will be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each participant properly correspond with amounts withheld from the participant's Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable which are consistent with the Plan.

(c) In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i) amending the Plan to conform with the safe harbor definition under Statement of Financial Accounting Standards 123(R), including with respect to an Offering Period underway at the time;

(ii) altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

(iii) shortening any Offering Period by setting a New Exercise Date, including an Offering Period underway at the time of the Administrator action;

(iv) reducing the maximum percentage of Compensation a participant may elect to set aside as payroll deductions; and

(v) establishing a maximum number of Shares that a participant may purchase during any Offering Period or Purchase Period.

Such modifications or amendments will not require shareholder approval or the consent of any Plan participants.

20. *Notices.* All notices or other communications by a participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21. *Conditions Upon Issuance of Shares.* Shares of Common Stock will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and will be further subject to the approval of counsel for the Company with respect to such compliance.

As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

22. *Term of Plan.* The Plan will become effective upon the earlier to occur of its adoption by the Board or its approval by the shareholders of the Company. It will continue in effect for a term of twenty (20) years, unless sooner terminated under Section 19.

23. *Shareholder Approval.* The Plan will be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such shareholder approval will be obtained in the manner and to the degree required under Applicable Laws.

24. *Rules for Non-United States Jurisdictions.*

(a) *Special Rules or Procedures.* Notwithstanding any provision to the contrary in this Plan, the Administrator may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures for jurisdictions outside of the United States. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Compensation, handling of payroll deductions, making of contributions to the Plan in forms other than payroll deductions, establishment of bank or trust accounts to hold payroll deductions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of stock certificates which vary with local requirements.

(b) *Non-423 Plan Rules, Procedures or Sub-Plans.* The Administrator may also adopt rules, procedures or sub-plans applicable to particular Designated Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. Such rules, procedures and sub-plans may take precedence over other provisions of this Plan, with the exception of Sections 13(a) and 20, but unless otherwise superseded by such rules, procedures and sub-plans, the provisions of this Plan shall govern the operation of such arrangements. To the extent inconsistent with the requirements of Section 423 of the Code, the options affected by such rules, procedures and sub-plans shall not be considered to comply with Section 423 of the Code.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-23137

RealNetworks, Inc.

(Exact name of registrant as specified in its charter)

Washington	**91-1628146**
(State of incorporation)	*(I.R.S. Employer Identification Number)*
2601 Elliott Avenue, Suite 1000 **Seattle, Washington**	**98121**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(206) 674-2700

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, Par Value $0.001 per share

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Common Stock held by non-affiliates of the registrant was $1,137,327,118 on June 30, 2006, based on the closing price of the Common Stock on that date, as reported on the Nasdaq Global Market.(1)

The number of shares of the registrant's Common Stock outstanding as of January 31, 2007 was 163,422,448.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to the registrant's 2007 Annual Meeting of Shareholders to be held on or about May 25, 2007 are incorporated by reference into Part III of this Report.

(1) Excludes shares held of record on that date by directors, executive officers and 10% shareholders of the registrant. Exclusion of such shares should not be construed to indicate that any such person directly or indirectly possesses the power to direct or cause the direction of the management of the policies of the registrant.

TABLE OF CONTENTS

Annual Report

PART I.

This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, and projections about RealNetworks' industry, products, management's beliefs, and certain assumptions made by management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. Forward-looking statements include statements with respect to:

- *future revenues, income taxes, net income per diluted share, acquisition costs and related amortization, and other measures of results of operations;*
- *the effects of acquiring WiderThan, including our position as a technology services provider for leading wireless carriers;*
- *plans, strategies and expected opportunities for growth, increased profitability and innovation in 2007 and future years;*
- *the expected growth and profitability of our Technology Products and Solutions business;*
- *the financial performance and growth of our games business, including future international growth;*
- *the migration of our Media Software and Services businesses from general purpose subscription businesses toward premium services and free-to-consumer services, the popularity of the RealPlayer and our expected introduction of new products and innovations in our Media Software and Services business;*
- *our ability to grow our music business, including opportunities for us to become the platform of choice for the CE industry, the integration of our Rhapsody DNA into the digital devices of an expanding list of partners and our plans to introduce additional innovations;*
- *the effect of future interoperability on our music business, the significance of growth opportunities in the digital music market and our expectations for short-term progress and long-term success in our music business;*
- *our financial position and the availability of resources;*
- *our expectations regarding acquisition activity in 2007 and our focus on the integration of completed acquisitions;*
- *future competition;*
- *the degree of seasonality in our revenue; and*
- *our expectations as to the future calculation of our total subscriber count.*

These statements are not guarantees of future performance and actual actions or results may differ materially. These statements are subject to certain risks, uncertainties and assumptions that are difficult to predict, including those noted in the documents incorporated herein by reference. Particular attention should also be paid to the cautionary language in the section of Item 1 entitled "Competition," in Item 1A entitled "Risk Factors' and in Item 3 entitled "Legal Proceedings." RealNetworks undertakes no obligation to update publicly any forward-looking statements as a result of new information, future events or otherwise, unless required by law. Readers should, however, carefully review the risk factors included in other reports or documents filed by RealNetworks from time to time with the Securities and Exchange Commission, particularly the Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K.

Item 1. *Business*

Overview

RealNetworks, Inc. is a leading creator of digital media services and software. Consumers use our services and software, such as Rhapsody, RealArcade, and RealPlayer to find, play, purchase, and manage free and premium digital content, including music, games, and video. Broadcasters, cable and wireless communication companies, media companies and enterprises, such as Cingular Wireless LLC and Verizon Wireless in the U.S. and SK Telecom Co., Ltd. in the Republic of Korea (South Korea), use our digital media applications and services to create, secure and deliver digital media to PCs, MP3 players, mobile phones, and other consumer electronics devices and to provide entertainment services to their subscribers.

Our strategy is to continue to leverage our Internet and mobile media technology, business partnerships and worldwide user base to increase our sales of digital media products, services and advertising in order to build a long-term, sustainable and profitable business. We intend to continue our strategy of expanding our products and services beyond the PC to mobile devices and to create compelling digital media experiences on a variety of home theatre and other entertainment devices.

We were incorporated in 1994 in the State of Washington. Our common stock is listed on the Nasdaq Global Market under the symbol "RNWK." We pioneered the development of technology for the transmission of digital media over the Internet. We also developed a suite of software and services for Internet media delivery for business customers, including RealServer and the Helix product portfolio. Through our acquisition of WiderThan Co. Ltd., in the fourth quarter of 2006, we are now a leader in the development of digital entertainment services for wireless carriers, such as ringback tones, music-on-demand, and video-on-demand services.

Consumer Products and Services

Music

We own and manage a comprehensive set of digital music products and services designed to provide consumers with broad access to digital music. Our goal is to enable consumers to access digital music content anytime, anywhere and from a variety of devices. Our music services include Rhapsody, a membership based music service offering unlimited access to a catalog of millions of tracks, RadioPass, our Internet radio subscription service, and RealMusic, an offering to consumers outside the U.S. of Internet radio, a la carte music downloads, music news, and other music content. We also operate Rhapsody.com, a free Web-based version of our digital music service which is monetized primarily through advertising related revenues, and the RealPlayer Music Store, which enables consumers to purchase and download individual digital music tracks.

Rhapsody. Our Rhapsody music service and jukebox software is the centerpiece of our music offerings. Our software allows consumers to manage their entire digital music collection in one application and subscribers to our Rhapsody Unlimited service receive legal, unlimited, streaming access to over three million tracks for a monthly fee. Our Rhapsody Unlimited service enables subscribers to stream songs "on-demand" to their PC, features significant editorial content and provides user-friendly ways for subscribers to explore, organize and listen to music. Rhapsody Unlimited subscribers can build and share playlists, create customized radio stations, and customize their own homepage within Rhapsody to receive recommendations, new release information and other content specific to their music tastes and listening history. Rhapsody Unlimited subscribers can also purchase most of the tracks available from the service at a discounted price and can use the Rhapsody jukebox software to download an unlimited number of songs to their computer to listen offline as long as they remain subscribers.

We also offer Rhapsody To Go, a premium service that allows subscribers to transfer their music to portable devices. Rhapsody To Go subscribers receive all of the benefits of our Rhapsody Unlimited service, as well as the ability to transfer songs to compatible portable music devices. During the fourth quarter of 2006, we also introduced Rhapsody DNA, our proprietary software which facilitates the secure transfer of subscription based tracks to portable devices in a user friendly manner. In addition, we jointly launched with SanDisk Corp. the Sansa e200R Rhapsody line of MP3 players, which we believe enhances the portable music service experience. The Sansa e200R Rhapsody, utilizing Rhapsody DNA software, is integrated with our Rhapsody music service to facilitate the transfer of subscription tracks to the MP3 player. Consumers can also buy other MP3 players and subscribe to our Rhapsody To Go subscription service by utilizing Microsoft Corporation's PlaysForSure technology, which has been adopted by a number of MP3 player manufacturers.

Our Rhapsody music services are marketed through our family of websites, including Rhapsody.com, and we also distribute these services through a variety of third-party distribution channels, including broadband service providers (Comcast Corporation), music retailers (Best Buy), home entertainment hardware providers (Sonos) and MP3 manufacturers (SanDisk). We recently entered into a partnership with Best Buy to launch the Best Buy online music service powered by Rhapsody.

Rhapsody.com. We also make a free version of Rhapsody called Rhapsody.com available over the Internet. Rhapsody.com enables consumers, in the U.S., to listen to up to 25 songs per month for free utilizing their web browser without downloading a desktop software application. This service is offered as a marketing program for the premium version of Rhapsody and is also monetized through advertising related revenue. We also manage the Rollingstone.com website pursuant to a licensing agreement with Rolling Stone.

RadioPass. We offer consumers a subscription-based Internet radio product called RadioPass. RadioPass subscribers gain access to over 70 pre-programmed, ad-free, high fidelity digital music radio stations in addition to simulcasts of 3,200 worldwide broadcast stations for a monthly subscription fee. We also operate Rhapsody Radio, a version of our Internet radio service for distribution to customers via the PC and through certain wireless phone carriers. We have agreements with broadband service providers to provide our radio services on a wholesale basis in order to expose their customers to our online music services.

RealPlayer Music Store. The RealPlayer Music Store is a music download service available through the RealPlayer. The RealPlayer Music Store enables customers to purchase individual digital music tracks without subscribing to one of our music subscription services. The RealPlayer Music Store has over three million songs available for purchase by U.S. consumers.

RealMusic. RealMusic is a music offering we make available to consumers outside the U.S., featuring Internet radio, a la carte music downloads, music news, and other music content. RealMusic is currently available in Europe and Japan.

Media Software and Services

We provide technology that facilitates the delivery and consumption of digital media over the Internet.

RealPlayer. RealPlayer includes features and services that enable consumers to discover, play and manage audio and video programming on the Internet. RealPlayer plays many major digital media types and is compatible with over 100 portable music devices. RealPlayer is available to consumers as a free download from our Real.com website and also through bundling with third-party products.

SuperPass. Our subscription service, SuperPass, offers consumers a broad range of video and digital music and games content, as well as commercial-free Internet radio stations, advanced CD burning and expanded features for the RealPlayer. SuperPass provides a single source for consumers to access popular news, sports, music and entertainment online and provides content owners with the ability to offer exclusive access to content and to potentially profit from multiple revenue opportunities. Subscribers to SuperPass are also entitled to receive other special offers, including one game download and ten song downloads per month.

Advertising and Third-Party Software. We market and sell advertising on our websites and client software. Our primary online presence consists of our Real.com family of websites. In addition, we distribute third-party software products to consumers who wish to download additional applications when downloading our software products.

Games

We own and operate a comprehensive casual digital games service that includes a broad range of downloadable and online games products and subscription services focused primarily on "casual" gamers for PC and mobile wireless platforms.

We develop original content for these services through our game studios, GameHouse, Mr. Goodliving, and Zylom. We also publish content from numerous affiliated studios located around the world and distribute other third-party game content for our customers. We market our games products and services domestically and internationally through our own family of websites as well as through third-party distribution channels such as broadband service providers, online portals and content publishers, paid search advertising, and affiliate marketing programs. Our owned and operated consumer retail distribution services include websites operated under the RealArcade, GameHouse, and Zylom brands. These sites focus on casual gamers for the PC and offer a variety of free and paid casual game play experiences, including GamePass and FunPass, two Internet-based games subscription services.

We believe that PC and mobile games are appropriate for generating advertising based revenue and in 2006, we successfully launched more than a dozen casual downloadable games supported by in-game advertising on RealArcade and Gamehouse.com. We intend to continue to launch more ad supported games through our own family of websites as well as through third-party distribution channels.

PC Games. Our free client software, RealArcade, enables consumers to purchase games from our existing catalog of over 550 downloadable PC games and 180 online games across a variety of popular casual game genres, including puzzle, word, and arcade type games. RealArcade makes it easy for consumers to discover, manage and play downloadable PC games. All games are made available with a free trial and can be purchased on an individual basis or as part of our subscription services. In exchange for a monthly subscription fee, GamePass subscribers receive a credit to download one game each month from our game catalog and receive discounts for additional game purchases. Subscribers to FunPass have unlimited access to play over 100 downloadable games in exchange for a monthly subscription fee. FunPass was launched in the U.S. on GameHouse.com and in Europe on Zylom.com.

We have also been growing our PC games business internationally, through organic efforts and strategic acquisitions. In January 2006, we acquired Zylom Media Group B.V., a distributor and developer of casual online games in Europe, to strengthen our games business in Europe and in November 2006, we acquired Atrativa Latin America Ltda, a distributor of casual downloadable and online games in Latin America. During the third quarter of 2006, we launched a beta service in China focused primarily on multiplayer games.

Mobile Games. We develop and publish original content that consumers can purchase individually or packaged through a subscription mobile games service available through wireless network carriers in the U.S. and Europe. In 2005, we acquired Mr. Goodliving Ltd. to expand our catalog of mobile games. Under the Mr. Goodliving brand we have created a technology development platform, called EMERGE, that enables us to efficiently convert game content for use on over 300 mobile handsets.

Technology Products and Solutions

We develop and market software products and services that enable wireless carriers, cable companies and other media and communications companies to distribute digital media content to PCs, mobile phones, and other non-PC devices. In recent periods, our Technology Products and Solutions segment has increasingly focused on sales of application services to wireless carriers. We believe that the transition to an application service provider (ASP) business model will create a more stable, recurring, and scalable revenue stream compared to our traditional system software license sales model. An example of this transition is the agreement we entered into in 2006 to operate Cingular's streaming video service in the U.S.

In October 2006, we increased our ASP service offerings through our acquisition of WiderThan Co., Ltd. WiderThan is a global leader for delivering integrated digital entertainment solutions to communications service providers. WiderThan's applications, content, and services enable wireless carriers to provide a broad range of mobile entertainment to their subscribers, including ringback tones, music-on-demand, mobile games, ringtones, messaging, and information services. WiderThan currently provides mobile entertainment solutions to more than 50 wireless carriers in over 25 countries, including SK Telecom in South Korea, Cingular, Sprint Nextel Corp., T-Mobile USA and Verizon in the U.S., Bharti Airtel Limited in India and Globe Telecom in the Philippines. WiderThan has a rich technology background and history of innovation, including assisting SK Telecom launch one of the world's first commercial ringback tone services in South Korea, as well as a leading, integrated mobile and on-line music-on-demand service. Prior to being acquired by RealNetworks, WiderThan was listed on the Nasdaq Global Market under the symbol "WTHN" and had over 470 employees with headquarters in Seoul, South Korea.

We believe that the combination of WiderThan's portfolio of digital entertainment services with our products and services will create a compelling suite of product offerings for mobile carriers and other communications services providers throughout the world. We also believe that WiderThan's technology platform and history of wireless innovation will assist our strategy of moving our content and services beyond the PC to multiple platforms.

Technology Products and Solutions that we market as application services are described below.

Ringback Tones. We sell our ringback tone (RBT) service to wireless carriers. The RBT service enables callers to hear music chosen by the service subscriber instead of the traditional electronic ringing sound, while waiting for the subscriber to answer. Our RBT service enables users to select from a variety of high-quality ringback content, including music, pre-recorded messages by celebrities, and sound effects. Carriers generally offer the RBT service to their subscribers through monthly subscriptions and/or on a per RBT basis. In return for operating and managing our RBT service, we generally enter into revenue-sharing arrangements with our carrier customers.

Music-On-Demand. Our music-on-demand (MOD) service allows carriers to enable their subscribers to listen to a wide range of song titles by downloading or streaming to a PC, certain MP3-enabled mobile phones, and certain portable audio players that are equipped with approved digital rights management systems. Users typically pay for our MOD service through monthly subscriptions or on a per-download basis and we generally receive a monthly fixed fee as well as a percentage of monthly subscription and content download fees.

Video-On-Demand. In 2005, we launched our video-on-demand (VOD) carrier application service. Our VOD service allows wireless carriers and other telecom providers to enable their subscribers to view a wide range of video clips by downloading or streaming to video-enabled mobile phones that are equipped with approved digital rights management systems. Users typically pay for VOD services through monthly subscriptions and/or content download fees.

Messaging. Our principal messaging service is our inter-carrier messaging (ICM) service which routes and delivers Short Message Service (SMS) messages between wireless carriers within the U.S. and internationally to multiple wireless devices, under the brand name of Metcalf, which we provide together with VeriSign, Inc. The ICM service allows subscribers with any text messaging capable handset to send and receive text messages to and from subscribers on other networks. We earn revenue from this service from fees paid by the carriers based on the number of messages handled for them through the ICM service, subject to a revenue-sharing arrangement between VeriSign and us. Our messaging services also include e-mail messaging, multimedia messaging, voice messaging, and multimedia application gateway management, primarily to wireless carriers.

The Technology Products and Solutions that we sell as software are described below.

Helix Server. Our Helix server software allows companies to broadcast live and on-demand audio, video and other multimedia programming to large numbers of simultaneous users over the Internet. We market and sell our Helix Server software to carriers, media companies and other enterprises that typically pay upfront fees for either a perpetual or term-based license plus annual fees for upgrades and support. Our Helix Server software is installed at more than 1,600 companies worldwide.

RealProducer. RealProducer is a multimedia creation and publishing tool that content owners use to convert audio and video content into our RealAudio and RealVideo formats. Customers pay upfront fees for RealProducer for either a perpetual or term-based license plus annual fees for upgrades and support.

Other Technology Licensing. We have also created enhanced versions of our media player and server products for use in wireless applications and we license our server software and products to a variety of mobile network operators on a worldwide basis. For example, our RealPlayer Mobile Player and related media server enable consumers to access streaming or downloaded content via 2.5G and 3G mobile networks. We have entered into agreements with wireless carriers, including Cingular, to use our mobile platform (primarily in international markets) and with mobile handset manufacturers, including Motorola, Nokia, Qualcomm, and Sony Ericsson, to preinstall our mobile player software on mobile phones.

In connection with our technology and entertainment services and the licensing of our business software products, we also provide professional services and specialized technical support to certain customers. The nature of these services varies from customer to customer and from period to period. In general, these services are designed to customize and integrate our technology with our customers' existing systems and technology.

See Notes to Consolidated Financial Statements — Segment Information (Note 17) for information regarding our reporting segments and geographic regions.

Research and Development

We devote a substantial portion of our resources to developing new products, enhancing existing products, expanding and improving our fundamental streaming technology, and strengthening our technological expertise in all our businesses. During the years ended December 31, 2006, 2005 and 2004, we expended 20%, 22%, and 20%, respectively, of our net revenue on research and development activities.

Customers and Seasonality

Our customers include consumers and businesses located throughout the world. Sales to customers outside the U.S., primarily in Asia and Europe, were 28%, 23%, and 24% of our net revenue during the years ended December 31, 2006, 2005, and 2004, respectively.

We are increasingly experiencing seasonality in our business, particularly with respect to the fourth quarter of our fiscal year. Our consumer businesses, which include advertising revenue, make up a large percentage of our revenue, and the fourth quarter has traditionally been the seasonally strongest quarter for internet advertising. In addition, as we have begun partnering more closely with device manufacturers for our consumer music services, we expect sales of these devices to follow typical consumer buying patterns with a majority of consumer electronics being sold in the fourth quarter. Finally, WiderThan's historical business has seen a concentration of system sales, deployments, and consulting revenue in the fourth quarter.

Sales, Marketing and Distribution

Our marketing programs are aimed at increasing brand awareness of our products and services and stimulating market demand. We use a variety of methods to market our products and services, including paid search advertising, affiliate marketing programs, advertising in print, electronic and other online media, television, direct mail and e-mail offers to qualified potential and existing customers and providing product specific information through our websites. We have a substantial number of employees focused on marketing our Technology Products and Solutions to companies and organizations around the world. We also have subsidiaries and offices in several countries that market and sell our products outside the U.S.

Consumer Products and Services Marketing

We market and sell our consumer products and services directly through our own websites (*www.real.com, www.rhapsody.com, www.realarcade.com, www.gamehouse.com, www.zylom.com, etc.*), our client software, and a variety of third-party distribution channels, such as broadband service providers, retailers, and other partners. Our websites and client software provide us with a low-cost, globally accessible sales channel that is generally available 24 hours per day, seven days per week. We also have an advertising sales force that markets and sells advertising on our websites and client software. We sell our international advertising inventory directly to clients and agencies in foreign markets and through third-party advertising representation firms.

Technology Products and Solutions Marketing

Our sales, marketing and business development team works closely with many of our enterprise, infrastructure, wireless, broadband and media customers to identify new business opportunities for our entertainment applications, services and systems. Through ongoing communications with product and marketing divisions of our customers, we tailor our ASP services to the strategic direction of the carriers and the preferences of their subscribers. Our market channels consist of various online and offline methods of promoting our products and services, media relations, industry trade shows, speaking opportunities, and other events. We also market and sell our Technology Products and Solutions directly through our websites and through other distributors, including hardware server companies, content aggregators, Internet service providers (ISPs) and other hosting providers that redistribute or provide end users access to our streaming technology from their websites and systems. We also have agreements with many popular software and hardware companies and websites to distribute our products as a click-through or to bundle our player products into their applications and software.

Customer Support

Customer support is integral to the provision of our consumer products and services, our carrier application services, and to the success of our system software customers. Consumers who purchase our consumer software products and services, including games, music, and entertainment services, can get assistance via the Internet, e-mail or telephone. We contract with third-party outsource support vendors to provide the primary staffing for our first-tier customer support globally. We also provide various support service options for our business customers and for software developers using our software products and associated services. Support service options include hotline telephone support, online support services, and on-site support personnel covering technical and business-related support topics.

Competition

The market for software and services for digital media delivery over the Internet and wireless networks is intensely competitive. Many of our current and potential competitors have longer operating histories, greater name recognition or brand awareness, more employees and/or significantly greater resources than we do.

Consumer Products and Services

We compete in the market for delivery of online content services primarily on the basis of the quality and quantity of the content available in our services, the quality and usability of our media player products, the reach of our media formats, and the price and perceived value of our products and services to consumers.

Our Rhapsody music subscription services and our RealPlayer Music Store face competition from traditional offline music distribution companies and from other online digital music services, including Apple Inc.'s iTunes music store and Napster, Inc.'s and Yahoo! Inc.'s music subscription services, as well as a wide variety of other competitors that are now offering digital music for sale over the Internet. Microsoft also offers premium music services in conjunction with its Zune product line, Windows Media Player and MSN services. We also expect increasing competition from media companies such as MTV and online retailers such as Amazon.com. Our music offerings also face substantial competition from the illegal use of "free" peer-to-peer services. The ongoing presence of these "free" services substantially impairs the marketability of legitimate services such as Rhapsody and the RealPlayer Music Store.

Our Rhapsody subscription services compete primarily on the basis of the overall quality and perceived value of the user experience and on the effectiveness of our distribution network and marketing programs. We believe that Rhapsody's subscription-based services offer customers a superior value compared to the purchase of individual digital music tracks through competing online music download sites. We also believe that

Rhapsody's tools to search for and discover music, as well as its editorial content, organization of music and related artists, and overall ease of use differentiates Rhapsody from other online digital music services. As the market for purchasing music online grows, we expect that competition for subscribers and purchasers will become increasingly intense. In particular, Apple heavily markets and promotes its brand and digital music download services in order to drive sales of its higher margin hardware products. We expect that competing subscription services will continue to compete aggressively for new subscribers and that Apple will continue to spend significantly to market and promote its brand and the sale of downloadable music to further its business model. We also expect that other competitors will continue to spend heavily to promote their brands and to attract and retain consumers for their services. We further believe that our ability to compete in the digital music business has been negatively impacted by the historical lack of a compelling portable device solution for our music subscription services. We have attempted to address this competitive problem by introducing our Rhapsody DNA software and partnering with MP3 player manufacturers like SanDisk to develop the Sansa Rhapsody. Sales of our Rhapsody To Go subscription service will be increasingly dependent on the sales of our partner MP3 players and the sales efforts of our music retailer partners like Best Buy.

Our games business competes with a variety of distributors, publishers and developers of "casual" games for the PC and mobile wireless platforms. Our RealArcade service competes with other high volume distribution channels for downloadable games including Yahoo! Games, MSN Gamezone, Pogo.com, and Shockwave. We compete in this market primarily on the basis of the quality and convenience of our RealArcade service, the reach and quality of our distribution arrangements and the quality and breadth of our game catalog. Our GameHouse, Mr. Goodliving, and Zylom content development studios compete with other developers and publishers of downloadable PC and mobile games. Our development studios compete based on our ability to develop and publish high quality games that resonate with consumers, our effectiveness at building our brands and our ability to secure broad distribution relationships for our titles, including distribution of mobile titles through mobile carriers.

Our media sofware and services business, including our SuperPass subscription service, faces competition from existing competitive alternatives and other emerging services and technologies. We face competition in these markets from traditional media outlets such as television, radio, CDs, DVDs, videocassettes and others. We also face significant competition from emerging Internet media sources and established companies entering into the Internet media content market, including Time Warner's AOL subsidiary, Microsoft, Apple, Yahoo!, Google and broadband Internet service providers, many of which provide these services for free or bundle these services with other offerings. We expect this competition to become more intense as the markets and business models for Internet video content mature and more competitors enter these new markets. Our video services compete primarily on the basis of the quality and perceived value of the content and services we provide, and on the effectiveness of our distribution network and marketing programs.

Technology Products and Solutions

We believe that the primary competitive factors in the media delivery market include:

- the quality, reliability, price and licensing terms of the overall media delivery solution;
- ubiquitous and easy consumer accessibility to media playback capability;
- access to distribution channels necessary to achieve broad distribution and use of products;
- the ability to license or develop, support, and distribute secure formats and digital rights management systems for digital media delivery, particularly music and video, which includes the ability to convince consumer electronics manufacturers to adopt our technology and the willingness of content providers to use our digital rights management technology;
- the ability to license and support popular and emerging media formats for digital media delivery in a market where competitors may control the intellectual property rights for these formats;
- scalability of streaming media and media delivery technology and cost per user;

- the ability to obtain any necessary patent rights underlying important streaming media and digital distribution technologies that gain market acceptance; and
- compatibility with new and existing media formats, and with the user's existing network components and software systems.

Microsoft is a principal competitor in the development and distribution of digital media and media distribution technology. Microsoft currently competes with us in the market for digital media servers, players, encoders, digital rights management, codecs and other technology and services related to digital distribution of media. Microsoft's commitment to and presence in the media delivery industry is significant and we expect that Microsoft will continue to increase competition in the overall market for digital media and media distribution products and services.

Microsoft distributes its competing streaming media server, player, tools and digital rights management products by bundling them with its Windows operating systems, including Windows NT and Windows XP, at no additional cost or otherwise making them available free of charge. Microsoft's Windows Media Player competes with our media player products. We expect that by leveraging its monopoly position in operating systems and tying streaming of digital media into its operating systems and its Web browser, Microsoft will distribute substantially more copies of the Windows Media Player in the future than it has in the past and may be able to attract more users and content providers to use its streaming or digital media products.

The acquisition of the products and services of WiderThan introduces a number of new competitors to us. Specifically, through WiderThan, we now compete with a number of South Korean and international companies in specific areas of our business, including NMS Communications, Comverse Technology, and Huawei Technologies, in the RBT market; Alcatel Lucent, LM Ericsson Telephone Company, Openwave Systems, and Siemens in the MOD market; and Sybase 365, a division of Sybase, Inc., in the ICM market.

Intellectual Property

As of December 31, 2006, we had 50 U.S. patents, 15 patents in South Korea, and over 85 pending patent applications relating to various aspects of our technology. We are continuously preparing additional patent applications on other current and anticipated features of our technology in various jurisdictions across the world. As of December 31, 2006, we had 75 registered U.S. trademarks or service marks, 15 South Korea trademarks or service marks, and had applications pending for several more trademark or service marks in various jurisdictions across the world. We also have several unregistered trademarks. In addition, we have several foreign trademark registrations and pending applications. Many of our marks begin with the word "Real" (such as RealPlayer, RealAudio and RealVideo). We are aware of other companies that use "Real" in their marks alone or in combination with other words, and we do not expect to be able to prevent all third-party uses of the word "Real" for all goods and services.

To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. These efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology, or may not prevent the development and design by others of products or technologies similar to or competitive with those we develop.

Employees

At December 31, 2006, we had 1,594 full-time employees and 55 part-time employees, of which 1,013 were based in the Americas, 459 were based in Asia, and 177 were based in Europe. None of our employees are subject to a collective bargaining agreement, and we believe that our relations with our employees are good.

Position on Charitable Responsibility

In periods where we achieve profitability, we intend to donate 5% of our net income to charitable organizations, which will reduce our net income for those periods. The non-profit RealNetworks Foundation manages our charitable giving efforts. We attempt to encourage employee giving by using a portion of our intended contribution to match charitable donations made by employees.

Available Information

Our corporate Internet address is *www.realnetworks.com.* We make available free of charge on *www.realnetworks.com* our annual, quarterly and current reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). However, the information found on our corporate website is not part of this or any other report.

Executive Officers of the Registrant

The executive officers of RealNetworks as of February 28, 2007 were as follows:

Name	Age	Position
Robert Glaser	45	Chairman of the Board and Chief Executive Officer
Michael Eggers	35	Senior Vice President, Chief Financial Officer and Treasurer
Savino (Sid) Ferrales	56	Senior Vice President — Human Resources
John Giamatteo	40	President — Technology Products and Solutions and International Operations
Robert Kimball	43	Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary
Philip W. O'Neil	48	Senior Vice President — Music
Dan Sheeran	40	Senior Vice President — Corporate Partnerships and Business Development
Carla Stratfold	47	Senior Vice President — Integration Program Office
Harold Zeitz	43	Senior Vice President — Games and Media Software and Services

ROBERT GLASER has served as Chairman of the Board and Chief Executive Officer of RealNetworks since its inception in February 1994, and as Treasurer from February 1994 to April 2000. Mr. Glaser's professional experience also includes ten years of employment with Microsoft Corporation where he focused on the development of new businesses related to the convergence of the computer, consumer electronics and media industries. Mr. Glaser holds a B.A. and an M.A. in Economics and a B.S. in Computer Science from Yale University.

MICHAEL EGGERS has served as Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks since February 2006. Mr. Eggers joined RealNetworks in 1997 as the Manager of Financial Reporting and has held various positions leading to his appointment as the Chief Financial Officer. Prior to RealNetworks, Mr. Eggers was employed by KPMG in the audit practice division. Mr. Eggers holds a B.A., *magna cum laude*, in Business Administration with a concentration in accounting from the University of Washington.

SAVINO "SID" FERRALES has served as Senior Vice President, Human Resources of RealNetworks since April 2004. From February 1998 to April 2004, Mr. Ferrales served as Senior Vice President and Chief Human Resources Officer of Interland, Inc., a provider of Web hosting and online solutions to small businesses. Over the past twenty-five years, Mr. Ferrales has been employed as a human resources executive at several high technology companies, including Power Computing Corporation, Digital Equipment Corporation, Dell Computer Corporation, and Motorola, Inc. Mr. Ferrales holds a B.A. in Sociology from Texas State University and an M.A. in Social Rehabilitation from Sam Houston State University.

JOHN GIAMATTEO has served as President, Technology Products and Solutions and International Operations of RealNetworks since October 2006. Mr. Giamatteo joined RealNetworks in June 2005 and served as Executive Vice President, Worldwide Business Products and Services and International Operations from

June 2005 to October 2006. From 1988 to June 2005, Mr. Giamatteo was employed by Nortel Networks Corporation, a provider of communications solutions, where he held various management positions, most recently serving as President, Asia Pacific. Mr. Giamatteo holds a B.S. in Accounting and an M.B.A. from St. John's University.

ROBERT KIMBALL has served as Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary of RealNetworks since January 2005. From January 2003 to January 2005, Mr. Kimball served as Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary of RealNetworks. Mr. Kimball held the positions of Vice President, Legal and Business Affairs of RealNetworks from May 2001 to January 2003 and Associate General Counsel from March 1999 to April 2001. Mr. Kimball holds a B.A. with distinction from the University of Michigan and a J.D., *magna cum laude*, from the University of Michigan Law School.

PHILIP W. O'NEIL has served as Senior Vice President — Music of RealNetworks since February 2007. From 2000 to February 2006, Mr. O'Neil was employed by Vivendi Universal Games, the video game publishing unit of Vivendi Universal, a leading global media and entertainment company, most recently serving as Chief Operating Officer from March 2005 to February 2006. Prior to his appointment as Chief Operating Officer, Mr. O'Neil served as President and Chief Operating Officer, North America from May 2004 to March 2005, as Executive Vice President Sales and Marketing, North America from January 2004 to May 2004, as President and Founder, Partner Publishing Group from 2001 to December 2003, as Senior Vice President, Sales and Marketing from 2001 to January 2004, and as Senior Vice President, Sales North America from 2000 to 2001. Previously, Mr. O'Neil served in a variety of executive management roles within the consumer packaged goods sector. Mr. O'Neil holds a B.A. in English from California Polytechnic State University and is co-chair of the Dean's Advisory Board for the College of Liberal Arts and Sciences.

DAN SHEERAN has served as Senior Vice President, Corporate Partnerships and Business Development of RealNetworks since February 2007. Mr. Sheeran joined RealNetworks in August 2001 and served as Senior Vice President, International Operations from March 2004 to July 2005, as Senior Vice President, Premium Consumer Services from July 2005 to November 2005 and as Senior Vice President, Music from November 2005 to February 2007. From June 2003 to March 2004, Mr. Sheeran served as Senior Vice President, Marketing of RealNetworks and from August 2001 to June 2003, Mr. Sheeran served as Vice President, Media Systems Marketing. Mr. Sheeran holds a B.S. in the School of Foreign Service, *cum laude*, from Georgetown University and an M.B.A. from Northwestern University.

CARLA STRATFOLD has served as Senior Vice President, Integration Program Office of RealNetworks since October 2006. Ms. Stratfold joined RealNetworks in May 2001 and served as Senior Vice President, North American Sales of RealNetworks from May 2001 to October 2006. From December 1998 to March 2000, Ms. Stratfold served as Vice President of Business Development of BackWeb Technologies Ltd., a provider of Internet communication infrastructure software. Ms. Stratfold holds a B.S. in Political Science from Washington State University.

HAROLD ZEITZ has served as Senior Vice President, Games and Media Software and Services of RealNetworks since January 2007. Mr. Zeitz joined RealNetworks in June 2006 and served as Senior Vice President, Media Software and Services from June 2006 to January 2007. From March 2002 to June 2006, Mr. Zeitz served as the Chief Operating Officer and Chief Marketing Officer of ShareBuilder Corporation, an online securities brokerage company. From January 2000 to August 2001, Mr. Zeitz served as the President and Chief Operating Officer of WorldStream Communications, a multimedia communications service company. From 1990 to 2000 Mr. Zeitz was employed by McCaw Cellular/AT&T Wireless where he held various senior management positions, most recently as the senior consumer marketing executive. Mr. Zeitz holds a B.A. in Economics from Northwestern University and an MBA from the Stanford Graduate School of Business.

Item 1A. *Risk Factors*

You should carefully consider the risks described below together with all of the other information included in this annual report on Form 10-K. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occurs, our business, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline, and investors in our common stock could lose all or part of their investment.

Risks Related To Recent Development

Our recent acquisition of WiderThan could expose us to new risks, disrupt our business, and adversely impact our results of operations.

On November 27, 2006, we announced the final results of our tender offer for WiderThan Co., Ltd. pursuant to which we acquired approximately 99.7% of the outstanding common shares and American Depository Shares of WiderThan. The integration of our acquisition of WiderThan may divert the attention of management and other key personnel from other core business operations, which could adversely impact our financial performance in the near term. Moreover, the integration of WiderThan's operations into the Company will require expansions to our system of internal controls over financial reporting. Any failure to successfully operate and integrate WiderThan could have an adverse effect on our results of operations.

Our businesses may be adversely affected by developments affecting the South Korean economy amid increased tensions with North Korea.

With the acquisition of WiderThan, we generate a material portion of our revenue from operations in the Republic of Korea (South Korea). On a consolidated basis, in 2006 we derived 5% of our revenue from our operations in South Korea and expect that we will generate a significant portion of our revenue from South Korea in 2007. Operating in this market subjects us to risks that were not previously relevant to us, including risks associated with the general state of the economy in South Korea and the potential instability of the Democratic People's Republic of Korea (North Korea).

Relations between South Korea and North Korea have been tense throughout Korea's modern history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of South Korea and North Korea. Any further increase in tensions, which may occur, for example, if high-level contacts break down or military hostilities occur, could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Consumer Products and Services Business

Future growth of our online consumer businesses may not keep pace with recently realized growth rates; any slowdown in growth would negatively impact our overall operating results.

Our Consumer Products and Services revenue and subscriber and user base have grown substantially in the past two years. A slowdown in the growth of our consumer businesses would have a negative impact on our total revenue and consolidated operating results. Moreover, these consumer businesses compete in new and rapidly evolving markets and face substantial competitive threats. Our prospects for future growth in these businesses must be considered in light of the risks, expenses and difficulties frequently encountered in new and fiercely competitive markets.

We are experiencing greater fluctuations in revenue due to seasonality than at any time in our past, and we expect this trend to continue.

We are increasingly experiencing seasonality in our business, particularly with respect to the fourth quarter of our fiscal year. Our consumer businesses, which include advertising revenue, make up a large percentage of our revenue, and the fourth quarter has traditionally been the seasonally strongest quarter for internet advertising. In addition, as we have begun partnering more closely with device manufacturers for our consumer music services, we expect sales of these devices to follow typical consumer buying patterns with a majority of consumer electronics being sold in the fourth quarter. Finally, WiderThan's historical business has seen a concentration of system sales, deployments, and consulting revenue in the fourth quarter. These factors may result in increasing seasonality in our business and we cannot predict with accuracy how these factors will impact our quarterly financial results.

The success of our subscription services businesses depends upon our ability to add new subscribers and minimize subscriber churn.

Our operating results could be adversely impacted by subscriber churn. Internet subscription businesses are a relatively new media delivery model and we cannot predict with accuracy our long-term ability to retain subscribers or add new subscribers. Subscribers may cancel their subscriptions to our services for many reasons, including a perception that they do not use the services sufficiently or that the service does not provide enough value, a lack of attractive or exclusive content generally or as compared to competitive service offerings (including Internet piracy), or because customer service issues are not satisfactorily resolved. In recent periods, we have seen an increase in the number of gross customer cancellations of our subscription services due in part to an increasingly large subscriber base.

Our digital content subscription business, and our online music services in particular, depend on our continuing ability to license compelling content on commercially reasonable terms.

We must continue to obtain compelling digital media content for our video, music, and games services in order to maintain and increase usage, subscription service revenue, and overall customer satisfaction for these products. In some cases, we pay substantial fees to obtain premium content. For instance, we pay substantial royalty fees to music labels to license content. Moreover, our online music service offerings depend on music licenses from the major music labels and publishers, and the failure of any such parties to renew these licenses under terms that are acceptable to us would harm our ability to offer successful music subscription services and therefore our operating results. If we cannot obtain premium digital content for any of our digital content subscription services on commercially reasonable terms, or at all, our business will be harmed.

Music publishing royalty rates for music subscription services are not yet fully established; a determination of high royalty rates could negatively impact our operating results.

Publishing royalty rates associated with music subscription services in the U.S. and abroad are not fully established. Public performance licenses are negotiated individually, and we have not yet agreed to rates with all of the performing rights societies for all of our music subscription service activities. We may be required to pay a rate that is higher than we expect, as the issue was recently submitted to a "Rate Court" by The American Society of Composers, Authors and Publishers (ASCAP) for judicial determination. We have a license agreement with the Harry Fox Agency, an agency that represents music publishers, to reproduce musical compositions as required in the creation and delivery of on-demand streams and tethered downloads, but this license agreement does not include a rate. The license agreement anticipates industry-wide agreement on rates, or, if no industry-wide agreement can be reached, determination by a copyright royalty board (CARB), an administrative judicial proceeding supervised by the U.S. Copyright Office. If the rates agreed to or determined by a CARB or by Congress are higher than we expect, this expense could negatively impact our operating results. The publishing rates associated with our international music streaming services are also not yet determined and may he higher than our current estimates.

Our consumer businesses face substantial competitive challenges that may prevent us from being successful in those businesses.

Music. Our online music services face significant competition from traditional offline music distribution competitors and from other online digital music services, as well as piracy. Some of these competing online services have spent substantial amounts on marketing and have received significant media attention, including Apple's iTunes music download service, which it markets closely with its extremely popular iPod line of portable digital audio players. Microsoft has also begun offering premium music services in conjunction with its Windows Media Player and also now markets a portable music player and related download software and music service called Zune. We also expect increasing competition from online retailers such as Amazon.com. Our current music service offerings may not be able to compete effectively in this highly competitive market.

Our online music services also face significant competition from "free" peer-to-peer services which allow consumers to directly access an expansive array of free content without securing licenses from content providers. Enforcement efforts have not effectively shut down these services and there can be no assurance that these services will ever be shut down. The ongoing presence of these "free" services substantially impairs the marketability of legitimate services like ours.

Media Software and Services. Our media software and services (primarily our SuperPass subscription service) face competition from existing competitive alternatives and other free emerging services and technologies, such as user generated content services like YouTube and Google Video. Content owners are increasingly marketing their content on their own websites rather than licensing to other distributors such as us. We face competition in these markets from traditional media outlets such as television, radio, CDs, DVDs, videocassettes and others. We also face competition from emerging Internet media sources and established companies entering into the Internet media content market, including Time Warner's AOL subsidiary, Microsoft, Apple, Yahoo! and broadband ISPs. We expect this competition to become more intense as the market and business models for Internet video content mature and more competitors enter these new markets. Competing services may be able to obtain better or more favorable access to compelling video content than us, may develop better offerings than us and may be able to leverage other assets to promote their offerings successfully.

Games. Our RealArcade, GameHouse, and Zylom branded services compete with other online distributors of downloadable casual PC games. Some of these distributors have high volume distribution channels and greater financial resources than we do, including Yahoo! Games, MSN Gamezone, Pogo.com, and Shockwave. We expect competition to intensify in this market from these and other competitors and no assurance can be made that we will be able to continue to grow our revenue. Our GameHouse, Zylom, and Mr. Goodliving content development studios compete with other developers and publishers of downloadable PC and mobile games. Our development studios compete primarily with other developers of downloadable and mobile casual PC games and must continue to develop popular and high-quality game titles to maintain its competitive position and help maintain the growth of our games business.

We may not be successful in maintaining and growing our distribution of digital media products.

We cannot predict whether consumers will continue to download and use our digital media products consistent with past usage, especially in light of the fact that Microsoft bundles its competing Windows Media Player with its Windows operating system. Our inability to maintain continued high volume distribution of our digital media products could hold back the growth and development of related revenue streams from these market segments, including the distribution of third-party products and therefore could harm our business and our prospects.

The success of our music services depend, in part, on interoperability with our customer's music playback hardware.

In order for our digital music services to continue to grow we must design services that interoperate effectively with a variety of hardware products, including portable digital audio players, mobile handsets, home stereos and PCs. We depend on significant cooperation with manufacturers of these products and with software manufacturers that create the operating systems for such hardware devices to achieve our objectives. To date, Apple has not agreed to design its popular iPod line of portable digital audio players to function with our music services. If we cannot successfully design our service to interoperate with the music playback devices that our customers own our business will be harmed.

Risks Related to Our Technology Products and Solutions Business

Our traditional system software business has been negatively impacted by the effects of our competitors and our recent settlement agreement with Microsoft may not improve sales of our system software products.

We believe that our traditional system software sales have been negatively impacted primarily by the competitive effects of Microsoft, which markets and often bundles its competing technology with its market leading operating systems and server software. In December 2003, we filed suit against Microsoft in U.S. District Court to redress what we believed were illegal, anticompetitive practices by Microsoft. In October 2005, we entered into a settlement agreement with Microsoft regarding these claims and we also entered into two commercial agreements related to our digital music and casual games businesses. Although the settlement agreement contains a substantial cash payment to us and a series of technology agreements between the two companies, Microsoft will continue to be an aggressive competitor with our traditional systems software business. We cannot be sure whether the portions of the settlement agreement designed to limit Microsoft's ability to leverage its market power will be effective and we cannot predict when, or if, we will experience increased demand for our system software products.

A majority of the revenue that we generate in Korea is dependent upon our relationship with SK Telecom, the largest wireless carrier in Korea; any deterioration of this relationship could materially harm our business.

We offer our mobile entertainment services to consumers in Korea through SK Telecom, the largest wireless carrier in Korea. In the near term, we expect that we will continue to generate a material portion of our total revenue through SK Telecom. If SK Telecom fails to market or distribute our applications or terminates its business contracts with us, or if our relationship with SK Telecom deteriorates in any significant way, we may be unable to replace the affected business arrangements with acceptable alternatives, which could have a material negative impact on our revenue and operating results. Also, if we are unable to continue our service development in conjunction with SK Telecom, our ability to develop, test, and introduce new services will be materially harmed.

Contracts with our carrier customers subject us to significant risks that could negatively impact our revenue from application services.

With the acquisition of WiderThan, we derive a material portion of our revenue from carrier application services. Our carrier application services contracts provide for revenue sharing arrangements but we have little control over the pricing decisions of our carrier customers. Furthermore, most of these contracts do not provide for guaranteed minimum payments or usage levels. Moreover, since most of our carrier customer contracts are non-exclusive, it is possible that our wireless carriers could purchase similar application services from third parties, and cease to use our services in the future. As a result, our revenue derived under these agreements may be substantially reduced depending on the pricing and usage decisions of our carrier customers.

In addition, none of our carrier application services contracts obligates our carrier customers to market or distribute any of our applications. As a result, revenues related to our application services are, to a large extent, dependent upon the marketing and promotion activities of our carrier customers. The loss of carrier customers or reduction in marketing or promotion of our applications would likely result in the loss of future revenues from our carrier application services.

Finally, many of our carrier contracts are short term and allow for early termination by the carrier with or without cause. These contracts are therefore subject to renegotiation of pricing or other key terms that could be adverse to our interests, and leave us vulnerable to non-renewal by the carriers. If our carrier contracts are terminated, not renewed, or renegotiated in a manner less favorable to us, our application services revenue would be negatively impacted.

Our carrier customers could begin developing some or all of our carrier applications services on their own, which could result in the loss of future revenues.

While, to date, most of our carrier customers do not offer internally-developed application services that compete with ours, if our carrier customers begin developing these application services internally, we could be forced to lower our prices or increase the amount of service we provide in order to maintain our business with those carrier customers. This could result in the loss of future revenues from our carrier application services or the reduction of margins related to such revenues.

The mobile entertainment market is highly competitive.

The market for mobile entertainment services, including ringback tone solutions, is highly competitive. Current and potential future competitors include major media companies, Internet portal companies, content aggregators, wireless software providers and other pure-play wireless entertainment publishers. In connection with music-on-demand in particular, we may in the future compete with companies such as Apple, Microsoft, Napster, and Yahoo! which currently provide music-on-demand services for online or other non-mobile platforms. In addition, the major music labels may demand more aggressive revenue sharing arrangements or seek an alternative business model less favorable to us. Increased competition has in the past resulted in pricing pressure, forcing us to lower the selling price of our services. If we are not as successful as our competitors in our target markets, our sales could decline, our margins could be negatively impacted and we could lose market share, any of which could materially harm our business.

Our Helix open source initiative is subject to risks associated with open source technology.

Although we have invested substantial resources in the development of the underlying technology within our Helix DNA Platform and the Helix Community process, the market and industry may not accept these technologies and, therefore, we may not derive royalty or support revenue from them. Moreover, the introduction of the Helix DNA Platform open source and community source licensing schemes may adversely affect sales of our commercial system software products to mobile operators, broadband providers, corporations, government agencies, educational institutions and other business and non-business organizations.

Our patents may not improve our business prospects.

Our primary strategy with regard to patents is to use our patent portfolio to increase licensing and usage of our Helix products. We do not know whether our patents will ultimately be deemed enforceable, valid, or infringed. Accordingly, we cannot predict whether our patent strategy will be successful or will improve our financial results. Moreover, we may be forced to litigate to determine the validity and scope of our patents. Any such litigation could be costly and may not achieve the desired results.

Risks Related to Our Business in General

Our operating results are difficult to predict and may fluctuate, which may contribute to fluctuations in our stock price.

As a result of the rapidly changing markets in which we compete, our operating results may fluctuate from period-to-period. In past periods, our operating results have been affected by personnel reductions and related charges, charges relating to losses on excess office facilities, and impairment charges for certain of our equity investments. Our operating results may be adversely affected by similar or other charges or events in future periods, which could cause the trading price of our stock to decline. Certain of our expense decisions (for example, research and development and sales and marketing efforts) are based on predictions regarding business and the markets in which we compete. To the extent that these predictions prove inaccurate, our revenue may not be sufficient to offset these expenditures, and our operating results may be harmed. In addition, we recently acquired the operations of WiderThan. We have limited experience managing these assets which may make it more difficult for us to accurately predict our operating results.

Our settlement agreement with Microsoft may not improve our business prospects.

In October 2005, we entered into a settlement agreement with Microsoft regarding claims of monopolistic activity which we had made against them. In connection with the settlement, we also entered into two commercial agreements with Microsoft related to our digital music and casual games businesses. The settlement agreement consists of a series of substantial cash payments to us and a series of technology agreements between the two companies. We cannot be sure that we will be able to apply the proceeds of the settlement in a way that will improve our operating results or otherwise increase the value of our shareholders' investments in our stock.

Our products and services must compete with the products and services of strong or dominant competitors.

Our software and services must compete with strong existing competitors and new competitors that may enter with competitive new products, services, and technologies. These market conditions have in the past resulted in, and could likely continue to result in the following consequences, any of which could adversely affect our business, our operating results and the trading price of our stock:

- reduced prices, revenue and margins;
- increased expenses in responding to competitors;
- loss of current and potential customers, market share and market power;
- lengthened sales cycles;
- degradation of our stature and reputation in the market;
- changes in our business and distribution and marketing strategies;
- changes to our products, services, technology, licenses and business practices, and other disruption of our operations;
- strained relationships with partners; and
- pressure to prematurely release products or product enhancements.

Many of our current and potential competitors have longer operating histories, greater name recognition, more employees and significantly greater resources than we do. Our competitors across the breadth of our product lines include a number of large and powerful companies, such as Microsoft, Apple, and Yahoo!.

Failure to develop and introduce new products and services that achieve market acceptance could result in a loss of market opportunities and negatively affect our operating results.

The process of developing new, and enhancing existing, products and services is complex, costly and uncertain. Our business depends on providing products and services that are attractive to subscribers and consumers, which, in part, is subject to unpredictable and volatile factors beyond our control, including end-user preferences and competing products and services. Any failure by us to timely respond to or accurately anticipate consumers' changing needs and emerging technological trends could significantly harm our current market share or result in the loss of market opportunities. In addition, we must make long-term investments, develop or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect consumer demand for our products and services. Therefore, our operating results could be negatively impacted.

Microsoft is one of our strongest competitors, and employs highly aggressive tactics against us.

Microsoft is one of our principal competitors in the development and distribution of digital media and media distribution technology. Microsoft's market power in related markets such as personal computer operating systems, office software suites and web browser software gives it unique advantages in the digital media markets. Despite the settlement of our antitrust litigation with Microsoft, we expect that Microsoft will continue to compete vigorously in the digital media markets in the future. Microsoft's dominant position in certain parts of the computer and software markets, and its aggressive activities have had, and in the future will likely continue to have, adverse effects on our business and operating results.

If our products are not able to support the most popular digital media formats, our business will be substantially impaired.

We may not be able to license technologies, like codecs or digital rights management technology, that obtain widespread consumer and developer use, which would harm consumer and developer acceptance of our products and services. In addition, our codecs and formats may not continue to be in demand or as desirable as other third-party codecs and formats, including codecs and formats created by Microsoft or industry standard formats created by MPEG.

We depend upon our executive officers and key personnel, but may be unable to attract and retain them, which could significantly harm our business and results of operations.

Our success depends on the continued employment of certain executive officers and key employees, particularly Robert Glaser, our founder, Chairman of the Board and Chief Executive Officer. The loss of the services of Mr. Glaser or other key executive officers or employees could harm our business.

Our success is also dependent upon our ability to identify, attract and retain highly skilled management, technical, and sales personnel, both in our domestic operations and as we expand internationally. Qualified individuals are in high demand and competition for such qualified personnel in our industry is intense, and we may incur significant costs to retain or attract them. There can be no assurance that we will be able to attract and retain the key personnel necessary to sustain our business or support future growth.

Our industry is experiencing consolidation that may cause us to lose key relationships and intensify competition.

The Internet and media distribution industries are undergoing substantial change, which has resulted in increasing consolidation and formation of strategic relationships. Acquisitions or other consolidating transactions could harm us in a number of ways, including the loss of customers if competitors or users of competing technologies consolidate with our current or potential customers, or our current competitors become stronger, or new competitors emerge from consolidations. Any of these events could put us at a competitive disadvantage, which could cause us to lose customers, revenue and market share. Consolidation in our industry, or in related industries such as broadband carriers, could force us to expend greater resources to meet new or additional competitive threats, which could also harm our operating results.

Industry consolidation could also cause the loss of strategic relationships if our strategic partners are acquired by or enter into relationships with a competitor. Because we rely on strategic relationships with third parties, including relationships providing for content acquisition and distribution of our products, the loss of current strategic relationships (due to industry consolidation or otherwise), the inability to find other strategic partners, our failure to effectively manage these relationships or the failure of our existing relationships to achieve meaningful positive results could harm our business.

Acquisitions involve costs and risks that could harm our business and impair our ability to realize potential benefits from acquisitions.

As part of our business strategy, we have acquired technologies and businesses in the past, including as recently as November 2006, and expect that we will continue to do so in the future. The failure to adequately manage the costs and address the financial, legal and operational risks raised by acquisitions of technology and businesses could harm our business and prevent us from realizing the benefits of the acquisitions.

Acquisition-related costs and financial risks related to completed and potential future acquisitions may harm our financial position, reported operating results, or stock price. Previous acquisitions have resulted in significant expenses, including amortization of purchased technology and amortization of acquired identifiable intangible assets, which are reflected in our operating expenses. New acquisitions and any potential future impairment of the value of purchased assets could have a significant negative impact on our future operating results.

Acquisitions also involve operational risks that could harm our existing operations or prevent realization of anticipated benefits from an acquisition. These operational risks include:

- difficulties and expenses in assimilating the operations, products, technology, information systems, and/or personnel of the acquired company;
- retaining key management or employees of the acquired company;

- entrance into unfamiliar markets, industry segments, or types of businesses;
- operating and integrating acquired businesses in remote locations;
- integrating and managing businesses based in countries in which we have little or no prior experience;
- impairment of relationships with employees, affiliates, advertisers or content providers of our business or acquired business; and
- assumption of known and unknown liabilities of the acquired company, including intellectual property claims.

Our strategic investments may not be successful and we may have to recognize expenses in our income statement in connection with these investments.

We have made, and in the future we may continue to make, strategic investments in other companies, including joint ventures. These investments often involve immature and unproven businesses and technologies and involve a high degree of risk. We could lose the entire amount of our investment. No assurance can be made that we will realize the anticipated benefits from any of our strategic investment.

We need to develop relationships and technical standards with manufacturers of non-PC media and communication devices to grow our business.

Access to the Internet through devices other than a personal computer (PC), such as personal digital assistants, cellular phones, television set-top devices, game consoles, Internet appliances and portable music and games devices has increased dramatically and is expected to continue to increase. If a substantial number of alternative device manufacturers do not license and incorporate our technology into their devices, we may fail to capitalize on the opportunity to deliver digital media to non-PC devices which could harm our business prospects. If we do not successfully make our products and technologies compatible with emerging standards and the most popular devices used to access digital media, we may miss market opportunities and our business and results will suffer.

Our business and operating results will suffer if our systems or networks fail, become unavailable, unsecured or perform poorly so that current or potential users do not have adequate access to our products, services and websites.

Our ability to provide our products and services to our customers and operate our business depends on the continued operation of our information systems and networks. A significant or repeated reduction in the performance, reliability or availability of our information systems and network infrastructure could harm our ability to conduct our business, and harm our reputation and ability to attract and retain users, customers, advertisers and content providers. We have on occasion experienced system errors and failures that caused interruption in availability of products or content or an increase in response time. Problems with our systems and networks could result from our failure to adequately maintain and enhance these systems and networks, natural disasters and similar events, power failures, HVAC failures, intentional actions to disrupt our systems and networks and many other causes. The vulnerability of a large portion of our computer and communications infrastructure is enhanced because much of it is located at a single leased facility in Seattle, Washington, an area that is at heightened risk of earthquake, flood, and volcanic events. Many of our services do not currently have fully redundant systems or a formal disaster recovery plan, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage.

Our network is subject to security risks that could harm our business and reputation and expose us to litigation or liability.

Online commerce and communications depend on the ability to transmit confidential information and licensed intellectual property securely over private and public networks. Any compromise of our ability to transmit and store such information and data securely, and any costs associated with preventing or eliminating such problems, could damage our business, hurt our ability to distribute products and services and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, and expose us to litigation or liability. We also may be required to expend significant capital or other resources to alleviate problems caused by such breaches or attacks. Any successful attack or breach of our security could hurt consumer demand for our products and services, expose us to consumer class action lawsuits, and harm our business.

The growth of our business is dependent in part on successfully implementing our international expansion strategy.

A key part of our strategy is to develop localized products and services in international markets through subsidiaries, branch offices and joint ventures, if we do not successfully implement this strategy, we may not recoup our international investments and we may fail to develop or maintain worldwide market share. In addition, our recent acquisitions of WiderThan, Zylom, and Mr. Goodliving have increased our revenue from our international operations. Our international operations involve risks inherent in doing business on an international level, including difficulties in managing operations due to distance, language, and cultural differences, different or conflicting laws and regulations, taxes, and exchange rate fluctuations. Any of these factors could harm operating results and financial condition. Our foreign currency exchange risk management program reduces, but does not eliminate, the impact of currency exchange rate movements.

As part of our international expansion strategy, we intend to grow our business in The People's Republic of China (PRC). PRC government regulates our business in PRC through regulations and license requirements restricting (i) the scope of foreign investment in the Internet, retail and delivery sectors, (ii) Internet content and (iii) the sale of certain media products. In order to meet PRC local ownership and regulatory licensing requirements, our business in PRC is operated through a PRC subsidiary which acts in cooperation with PRC companies owned by nominee shareholders who are PRC nationals. Although we believe this structure complies with existing PRC laws, it involves unique risks. There are substantial uncertainties regarding the interpretation of PRC laws and regulations, and it is possible that PRC government will ultimately take a view contrary to ours. If any of our PRC entities were found to be in violation of existing or future PRC laws or regulations or if interpretations of those laws and regulations were to change, the business could be subject to fines and other financial penalties, have its licenses revoked or be forced to shut down entirely.

We may be unable to adequately protect our proprietary rights and may face risks associated with third-party claims relating to our intellectual property.

Our ability to compete partly depends on the superiority, uniqueness and value of our technology, including both internally developed technology, and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. As disputes regarding the ownership of technologies and rights associated with streaming media, digital distribution, and online businesses are common and likely to arise in the future, we may be forced to litigate to enforce or defend our intellectual property rights or to determine the validity and scope of other parties' proprietary rights. Any such litigation would likely be costly, distract our management, and the existence and/or outcome of any such litigation could harm our business.

Despite our efforts to protect our proprietary rights, any of the following would likely reduce the value of our intellectual property:

- our applications for patents and trademarks relating to our business may not be granted and, if granted, may be challenged or invalidated;
- our efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology;
- our efforts may not prevent the development and design by others of products or technologies similar to, competitive with, or superior to those we develop; or

- another party may obtain a blocking patent, thus requiring us to either obtain a license or design around the patent in order to continue to offer the contested feature or service in our products.

From time to time we receive claims and inquiries from third parties alleging that our technology may infringe the third parties' proprietary rights, especially patents. Third parties have also asserted and most likely will continue to assert claims against us alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights, or alleging unfair competition or violations of privacy rights. Currently we are investigating or litigating a variety of such pending claims, some of which are described in Part I of this report under the heading "Legal Proceedings."

We may be subject to market risk and legal liability in connection with the data collection capabilities of our products and services.

Many of our products are interactive Internet applications that by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, our products send information to our servers. Many of the services we provide also require that a user provide certain information to us. We have an extensive privacy policy concerning the collection, use and disclosure of user data involved in interactions between our client and server products. Any failure by us to comply with our posted privacy policy and existing or new legislation regarding privacy issues could impact the market for our products and services, subject us to litigation, and harm our business.

We account for employee stock options using the fair value method, which may have a material adverse affect on our results of operations.

On January 1, 2006, we adopted the provisions of, and started accounting for stock-based compensation in accordance with, the Financial Accounting Standards Board's Statement of Financial Accounting Standard (SFAS) No. 123R — revised 2004, *Share Based Payment*, which requires a company to recognize, as an expense, the fair value of stock options and other stock-based compensation. We are required to record an expense for our stock-based compensation plans using the fair value method as described in SFAS 123R, which results in the recognition of significant and ongoing accounting charges, for which we recorded an expense of $18.2 million during the year ended December 31, 2006, in our condensed consolidated statement of operations. Stock options are also a key part of the compensation packages that we offer our employees. If we are forced to curtail our broad-based option program due to these additional charges, it may become more difficult for us to attract and retain employees.

We may be subject to assessment of sales and other taxes for the sale of our products, license of technology or provision of services.

Currently we do not collect sales or other taxes on the sale of our products, license of technology, or provision of services in states and countries other than those in which we have offices or employees. Our business would be harmed if one or more states or any foreign country were to require us to collect sales or other taxes from past sales or income related to products, licenses of technology, or provision of services.

Effective July 1, 2003, we began collecting Value Added Tax, or VAT, on sales of "electronically supplied services" provided to European Union residents, including software products, games, data, publications, music, video and fee-based broadcasting services. There can be no assurance that the European Union will not make further modifications to the VAT collection scheme, the effects of which could require significant enhancements to our systems and increase the cost of selling our products and services into the European Union. The collection and remittance of VAT subjects us to additional currency fluctuation risks.

The Internet Tax Freedom Act, or ITFA, which Congress extended until November 2007, among other things, imposed a moratorium on discriminatory taxes on electronic commerce. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future sales.

We may be subject to additional income tax assessments.

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes, income taxes payable, and net deferred tax assets. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in our historical financial statements. An audit or litigation can result in significant additional income taxes payable in the U.S. or foreign jurisdictions which could have a material adverse effect on our financial condition and results of operations.

We donate a portion of our net income to charity.

In periods where we achieve profitability, we intend to donate 5% of our annual net income to charitable organizations, which would reduce our net income for those periods.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Our directors and executive officers beneficially own approximately one third of our stock, which gives them significant control over certain major decisions on which our shareholders may vote, may discourage an acquisition of us, and any significant sales of stock by our officers and directors could have a negative effect on our stock price.

Our executive officers, directors and affiliated persons beneficially own more than one third of our common stock. Robert Glaser, our Chief Executive Officer and Chairman of the Board, beneficially owns the majority of that stock. As a result, our executive officers, directors and affiliated persons will have significant influence to:

- elect or defeat the election of our directors;
- amend or prevent amendment of our articles of incorporation or bylaws;
- effect or prevent a merger, sale of assets or other corporate transaction; and
- control the outcome of any other matter submitted to the shareholders for vote.

Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of RealNetworks, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

Provisions of our charter documents, Shareholder Rights Plan, and Washington law could discourage our acquisition by a third-party.

Our articles of incorporation provide for a strategic transaction committee of the board of directors. Without the prior approval of this committee, and subject to certain limited exceptions, the board of directors does not have the authority to:

- adopt a plan of merger;
- authorize the sale, lease, exchange or mortgage of assets representing more than 50% of the book value of our assets prior to the transaction or on which our long-term business strategy is substantially dependent;
- authorize our voluntary dissolution; or
- take any action that has the effect of any of the above.

RealNetworks has also entered into an agreement providing Mr. Glaser with certain contractual rights relating to the enforcement of our charter documents and Mr. Glaser's roles and authority within RealNetworks.

We have adopted a shareholder rights plan that provides that shares of our common stock have associated preferred stock purchase rights. The exercise of these rights would make the acquisition of RealNetworks by a third-party more expensive to that party and has the effect of discouraging third parties from acquiring RealNetworks without the approval of our board of directors, which has the power to redeem these rights and prevent their exercise.

Washington law imposes restrictions on some transactions between a corporation and certain significant shareholders. The foregoing provisions of our charter documents, shareholder rights plan, our agreement with Mr. Glaser, our zero coupon convertible subordinated notes and Washington law, as well as our charter provisions that provide for a classified board of directors and the availability of "blank check" preferred stock, could have the effect of making it more difficult or more expensive for a third-party to acquire, or of discouraging a third-party from attempting to acquire, control of us. These provisions may therefore have the effect of limiting the price that investors might be willing to pay in the future for our common stock.

We are exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

We have evaluated our internal controls in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002. We have performed the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. The requirements and processes associated with Section 404 are relatively new and still evolving and we cannot be certain that the measures we have taken will be sufficient to meet the Section 404 requirements as changes occur to the guidance and our reporting environment or that we will be able to implement and maintain adequate controls over financial reporting processes and reporting in the future. Moreover, we cannot be certain that the costs associated with such measures will not exceed our estimates, which could impact our overall level of profitability. Any failure to meet the Section 404 requirements or to implement required new or improved controls, or difficulties or unanticipated costs encountered in their implementation, could cause investors to lose confidence in our reported financial information or could harm our financial results, which could have a negative effect on the trading price of our stock.

Certain material weaknesses in internal controls of WiderThan were identified as of December 31, 2005; if we fail to remediate and maintain an effective system of internal controls at WiderThan we may be unable to accurately report our financial results or reduce our ability to prevent or detect fraud, and investor confidence may be affected.

In connection with the audit of WiderThan's 2005 financial statements, the management of WiderThan identified certain material weaknesses, as defined by the Public Company Accounting Oversight Board's Auditing Standard No. 2, as of December 31, 2005, as follows:

- WiderThan did not retain accounting staff with sufficient depth and skill in the application of U.S. GAAP commensurate with the reporting requirements of a U.S. registrant;
- WiderThan did not have effective controls over establishing and maintaining accounting policies related to revenue recognition; and
- WiderThan did not maintain effective controls, including monitoring, over the financial close and reporting process. Specifically, WiderThan relied heavily on the use of spreadsheet programs during the financial close process and did not have adequately designed controls to ensure the completeness, accuracy, and restricted access to such spreadsheets.

In making its assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 management has excluded WiderThan, as permitted by the SEC, because it was acquired on October 31, 2006. The assets and net revenue of WiderThan as of and for the twelve months ended December 31, 2006 were $431.7 million and $26.7 million, respectively, representing 33% and 7%, respectively, of our consolidated assets and net revenue as of and for the twelve months ended December 31, 2006.

We are in the process of integrating the finance operations of WiderThan into our finance department; however, there is no certainty that the identified material weaknesses will be remediated in a timely manner or controls will be implemented to prevent a material misstatement in the consolidated financial statements. Moreover, we cannot be certain that the costs associated with such measures will not exceed our estimates, which could impact our overall level of profitability. Any failure to remediate these material weaknesses could cause investors to lose confidence in our reported financial information or could harm our financial results.

Our stock price has been volatile in the past and may continue to be volatile.

The trading price of our common stock has been highly volatile. For example, during the 52-week period ended December 31, 2006, the price of our common stock ranged from $7.20 to $12.08 per share. Our stock price could be subject to wide fluctuations in response to factors such as actual or anticipated variations in quarterly operating results, changes in financial estimates, recommendations by securities analysts, changes in the competitive environment, as well as any of the other risk factors described above.

Financial forecasting of our operating results will be difficult because of the changing nature of our products and business, and our actual results may differ from forecasts.

As a result of the dynamic markets in which we compete, it is difficult to accurately forecast our operating results and metrics. Our inability or the inability of the financial community to accurately forecast our operating results could result in our reported net income (loss) in a given quarter to differ from expectations, which could cause a decline in the trading price of our common stock.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Our corporate and administrative headquarters and certain research and development and sales and marketing personnel are located at our facility in Seattle, Washington.

We lease properties primarily in the following locations to house our research and development, sales and marketing, and general and administrative personnel:

Location	Area leased (sq. feet)	Monthly rent	Lease expiration
Seattle, Washington	264,000	$468,000	September 2014, with an option to renew for two five-year periods
Seattle, Washington(1)	133,000	398,000	September 2010
Seoul, Republic of Korea	78,000	127,000	October 2008
Reston, Virginia	35,000	76,000	December 2011
Tokyo, Japan	6,700	39,000	March 2008
San Francisco, California	28,750	32,000	November 2007
New York, New York	15,000	30,000	February 2011
London, United Kingdom	4,540	20,000	May 2010
Seattle, Washington	11,300	17,000	July 2010
New York, New York	4,200	13,000	December 2009
Eindhoven, Netherlands	14,700	10,000	June 2011

(1) In 2001, we re-evaluated our facilities requirements and as a result, decided to sublet all of this office space for the remainder of the term of our lease.

We also lease various other smaller facilities in the U.S. and foreign countries primarily for our sales and marketing personnel. A majority of these leases are for a period of less than one year. We believe that our properties are in good condition, adequately maintained and suitable for the conduct of our business. For additional information regarding our obligations under leases, see Notes to Consolidated Financial Statements — Commitments and Contingencies (Note 15).

Item 3. ***Legal Proceedings***

See Notes to Consolidated Financial Statements — Commitments and Contingencies (Note 15) for information regarding legal proceedings.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of our shareholders during the fourth quarter of our fiscal year ended December 31, 2006.

PART II.

Item 5. *Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities*

Our common stock has been traded on the Nasdaq Global Market under the symbol "RNWK" since our initial public offering in November 1997. There is no assurance that any quantity of the common stock could be sold at or near reported trading prices.

The following table sets forth for the periods indicated the high and low sale prices for our common stock. These quotations represent prices between dealers and do not include retail markups, markdowns or commissions and may not necessarily represent actual transactions.

	Years Ended December 31,			
	2006		2005	
	High	Low	High	Low
First Quarter	$ 8.60	$ 7.20	$7.08	$5.42
Second Quarter	11.05	8.27	7.40	4.85
Third Quarter	11.20	9.12	5.95	4.65
Fourth Quarter	12.08	10.44	9.08	5.63

As of January 31, 2007, there were approximately 772 holders of record of our common stock. Most shares of our common stock are held by brokers and other institutions on behalf of shareholders. We have not paid any cash dividends. Payment of dividends in the future will depend on our continued earnings, financial condition, and other factors.

The information required by this item regarding equity compensation plans is incorporated by reference to the information set forth in Part III, Item 12 of this Form 10-K.

In August 2005, our Board of Directors authorized a share repurchase program for the repurchase of up to an aggregate of $75.0 million of our outstanding common stock. In November 2005, our Board of Directors authorized a new share repurchase program for the repurchase of up to an aggregate of $100.0 million of our outstanding common stock, which replaced the August 2005 repurchase program. During 2005, under both the August 2005 and November 2005 repurchase programs, we repurchased 8.6 million shares at an average cost of $6.29 per share for an aggregate value of $54.3 million. During the quarter ended March 31, 2006 we purchased 9.5 million shares at an average cost of $8.09 per share for an aggregate value of $77.0 million.

In April 2006, our Board of Directors authorized a new share repurchase program of up to an aggregate of $100.0 million of our outstanding common stock. During the period from April 2006 to December 2006 we repurchased 2.3 million shares at an average cost of $9.44 per share for an aggregate value of $21.9 million. As of December 31, 2006, $78.1 million remained authorized for repurchase under the April 2006 repurchase program.

Between October 1, 2006 and December 31, 2006, the Company has issued and sold unregistered securities as follows:

On December 29, 2006, the Company issued an aggregate of 2,170 shares of Common Stock to three non-employee directors as compensation for board service during the fourth quarter of 2006 pursuant to the RealNetworks, Inc. Director Compensation Stock Plan. The aggregate value of the shares was approximately $23,740. The shares were issued in reliance on Section 4(2) under the Securities Act of 1933, as amended, on the basis that the transactions did not involve a public offering.

Item 6. *Selected Financial Data*

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this report.

	Years Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net revenue	$ 395,261	$ 325,059	$266,719	$202,377	$182,679
Cost of revenue	124,108	98,249	97,145	68,343	50,269
Gross profit	271,153	226,810	169,574	134,034	132,410
Operating expenses:					
Research and development	77,386	70,731	52,066	47,730	49,514
Sales and marketing	165,602	130,515	96,779	77,335	73,928
General and administrative	57,332	50,697	31,538	21,160	19,820
Loss on excess office facilities	738	—	866	7,098	17,207
Personnel reduction and related charges	—	—	—	—	3,595
Subtotal operating expenses	301,058	251,943	181,249	153,323	164,064
Antitrust litigation (benefit) expenses, net	(220,410)	(422,500)	11,048	1,574	—
Total operating expenses (benefit)	80,648	(170,557)	192,297	154,897	164,064
Operating income (loss)	190,505	397,367	(22,723)	(20,863)	(31,654)
Other income (expenses), net	37,248	32,176	248	(444)	(727)
Income (loss) before income taxes	227,753	429,543	(22,475)	(21,307)	(32,381)
Income taxes	(82,537)	(117,198)	(522)	(144)	(5,972)
Net income (loss)	$ 145,216	$ 312,345	$ (22,997)	$ (21,451)	$ (38,353)
Basic net income (loss) per share	$ 0.90	$ 1.84	$ (0.14)	$ (0.13)	$ (0.24)
Diluted net income (loss) per share	$ 0.81	$ 1.70	$ (0.14)	$ (0.13)	$ (0.24)
Shares used to compute basic net income (loss) per share	160,973	169,986	168,907	160,309	159,365
Shares used to compute diluted net income (loss) per share	179,281	184,161	168,907	160,309	159,365

	As of December 31,				
	2006	2005	2004	2003	2002
	(In thousands)				
Consolidated Balance Sheets Data:					
Cash, cash equivalents, and short-term investments	$ 678,920	$ 781,327	$363,621	$373,593	$309,071
Working capital	584,125	710,804	287,599	310,679	248,400
Other intangible assets, net	105,109	7,337	8,383	1,065	848
Goodwill	309,122	123,330	119,217	97,477	60,077
Total assets	1,303,416	1,112,997	602,502	580,939	462,101
Convertible debt	100,000	100,000	100,000	100,000	—
Shareholders' equity	969,766	841,733	380,805	366,486	349,765

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We are a leading creator of digital media services and software. Consumers use our services and software, such as Rhapsody, RealArcade, and RealPlayer to find, play, purchase, and manage free and premium digital content, including music, games, and video. Broadcasters, cable and wireless communication companies, media companies and enterprises, such as Cingular and Verizon in the U.S. and SK Telecom in Korea, use our digital media applications and services to create, secure and deliver digital media to PCs, mobile phones, portable music players and other consumer electronics devices and to provide entertainment services to their subscribers.

Our strategy is to continue to leverage our Internet and mobile media technology, business partnerships and worldwide user base to increase our sales of digital media products, services and advertising in order to build a sustainable and profitable global business. We intend to continue our strategy of expanding our products and services beyond the PC to mobile devices and to create compelling digital media experiences on a variety of entertainment devices. We also intend to use our strong cash position to continue to seek acquisition opportunities to further our strategic initiatives and to enhance our competitive position.

In the year ended December 31, 2006, we recorded the highest total annual revenue in our history due to the significant growth in our Consumer Products and Services segment and also due to the inclusion of the operating results from our 2006 acquisitions, primarily WiderThan which we acquired in October 2006. The growth in our consumer businesses, as compared to 2005, was driven primarily by increased revenue from our Games and Music businesses, including increased sales resulting from our acquisition of Zylom in January 2006, and distribution of third-party products. This growth was partially offset by a decline in revenue in our Media Software and Services business from 2005 to 2006, due primarily to a decline in our SuperPass subscription service, and a decline in third-party subscriptions.

In recent years, we have focused our efforts on growing our consumer businesses through both internal initiatives and strategic acquisitions of businesses and technologies. As a result of these efforts, we have increased the number of subscribers to our music and games subscription offerings and increased sales of our digital music and games content. Our Consumer Products and Services segment accounted for 82%, 86%, and 82% of our total revenue during the years ended December 31, 2006, 2005, and 2004, respectively. In addition, we have increased our focus on "free-to-consumer" products and services, such as our Rhapsody.com website and our introduction of downloadable games containing in-game advertising. These products and services generate advertising revenue and are also designed to increase the exposure of our paid digital music and games products and services to consumers.

Our Technology Products and Solutions revenue also grew substantially in 2006, increasing 61% from 2005. The increase was primarily driven by our acquisition of WiderThan in October 2006. WiderThan is a leader in delivering integrated digital entertainment solutions to communications service providers worldwide. WiderThan's applications, content, and services enable wireless carriers to provide a broad range of mobile entertainment to their subscribers, including ringback tones, music-on-demand, mobile games, ringtones, messaging, and information services. We expect our Technology Products and Solutions revenue to grow as a percentage of total revenue and in absolute dollars during 2007 as it will include a full year of the results of operations of WiderThan. We also believe that WiderThan's technology platform and history of wireless innovation will assist our strategy of moving our content and services beyond the PC to multiple platforms.

In October 2005, we entered into an agreement to settle all of our antitrust disputes worldwide with Microsoft. Upon settlement of the legal disputes, we also entered into two commercial agreements with Microsoft that provide for collaboration in digital music and casual games. Pursuant to these commercial agreements we have received payments of $478.0 million in 2005 and $221.9 million in 2006. Microsoft also paid us the remaining contractual payment of $61.1 million in January 2007 for a total of $761.0 million.

We manage our business, and correspondingly report revenue, based on two operating segments: Consumer Products and Services and Technology Products and Solutions.

- Consumer Products and Services segment primarily includes revenue from: digital media subscription services such as Rhapsody, RadioPass, GamePass and SuperPass; sales and distribution of third-party software and services; sales of digital content such as music and game downloads; sales of premium versions of our RealPlayer and related products; and advertising.

- Technology Products and Solutions segment includes revenue from: sales of ringback tones, music-on-demand, video-on-demand, and messaging services; sales of our media delivery system software, including Helix system software and related authoring and publishing tools, both directly to customers and indirectly through original equipment manufacturer (OEM) channels; support and maintenance services that we sell to customers who purchase our software products; broadcast hosting services; and consulting services we offer to our customers.

The following table sets forth certain financial data for the periods indicated as a percentage of total net revenue:

	Years Ended December 31,		
	2006	2005	2004
Net revenue:			
License fees	22.9%	24.9%	26.9%
Service revenue	77.1	75.1	73.1
Total net revenue	100.0	100.0	100.0
Cost of revenue:			
License fees	9.4	10.4	10.6
Service revenue	22.0	19.8	24.0
Loss on content agreement	—	—	1.9
Total cost of revenue	31.4	30.2	36.5
Gross profit	68.6	69.8	63.5
Operating expenses:			
Research and development	19.6	21.8	19.5
Sales and marketing	41.9	40.2	36.3
General and administrative	14.5	15.6	11.8
Loss on excess office facilities	0.2	—	0.3
Subtotal operating expenses	76.2	77.6	67.9
Antitrust litigation (benefit) expenses, net	(55.8)	(130.0)	4.1
Total operating expenses (benefit)	20.4	(52.4)	72.0
Operating income (loss)	48.2	122.2	(8.5)
Other income, net	9.4	9.9	0.1
Income (loss) before income taxes	57.6	132.1	(8.4)
Income taxes	(20.9)	(36.1)	(0.2)
Net income (loss)	36.7%	96.0%	(8.6)%

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Our critical accounting policies and estimates are as follows:

- Revenue recognition;

- Estimating music publishing rights and music royalty accruals;
- Recoverability of deferred costs;
- Estimating allowances for doubtful accounts and sales returns;
- Estimating losses on excess office facilities;
- Determining whether declines in the fair value of investments are other-than-temporary and estimating fair market value of investments in privately held companies;
- Valuation of other intangible assets;
- Valuation of goodwill;
- Stock-based compensation;
- Accounting for income taxes; and
- Determining loss on purchase commitments.

Revenue Recognition. We recognize revenue in accordance with the following authoritative literature: AICPA Statement of Position (SOP) No. 97-2, *Software Revenue Recognition;* SOP No. 98-9, *Software Revenue Recognition with Respect to Certain Arrangements*; SOP No. 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*; Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition in Financial Statements*; Financial Accounting Standards Board's Emerging Issues Task Force (EITF) Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables;* and EITF Issue No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent.* Generally we recognize revenue when there is persuasive evidence of an arrangement, the fee is fixed or determinable, the product or services have been delivered and collectibility of the resulting receivable is reasonably assured.

Consumer subscription products are paid in advance, typically for monthly, quarterly or annual periods. Subscription revenue is recognized ratably over the related subscription period. Revenue from sales of downloaded individual tracks, albums and games are recognized at the time the music or game is made available, digitally, to the end user.

We have arrangements whereby customers pay one price for multiple products and services and in some cases, involve a combination of products and services. For arrangements with multiple deliverables, revenue is recognized upon the delivery of the individual deliverables in accordance with EITF Issue No. 00-21. In the event that there is no objective and reliable evidence of fair value of the delivered items, the revenue recognized upon delivery is the total arrangement consideration less the fair value of the undelivered items. We apply significant judgment in establishing the fair value of multiple elements within revenue arrangements.

We recognize revenue on a gross or net basis, in accordance with EITF Issue No. 99-19. In most arrangements, we contract directly with end user customers, are the primary obligor and carry all collectibility risk. In such arrangements we report the revenue on a gross basis. In some cases, we utilize third-party distributors to sell products or services directly to end user customers and carry no collectibility risk. In such instances we report the revenue on a net basis.

We recognize revenue for our software products pursuant to the requirements of SOP No. 97-2, as amended by SOP No. 98-9. If we provide consulting services that are considered essential to the functionality of the software products, both the software product revenue and services revenue are recognized under contract accounting in accordance with the provisions of SOP No. 81-1. Revenue from these arrangements is either recognized under the percentage of completion method based on the ratio of direct labor hours incurred to total projected labor hours, or on the completed contract method based on customer specific arrangement. Revenue from software license agreements with original equipment manufacturers (OEM) is recognized when the OEM delivers its product incorporating our software to the end user.

Revenue generated from advertising appearing on our websites and from advertising included in our products is recognized as revenue as the delivery of the advertising occurs.

Music Publishing Rights and Music Royalty Accruals. We must make estimates of amounts owed related to our music publishing rights and music royalties for our domestic and international music services. Material differences may result in the amount and timing of our expense for any period if management made different judgments or utilized different estimates. Under copyright law, we may be required to pay licensing fees for digital sound recordings and compositions we deliver. Copyright law generally does not specify the rate and terms of the licenses, which are determined by voluntary negotiations among the parties or, for certain compulsory licenses where voluntary negotiations are unsuccessful, by arbitration. There are certain geographies and agencies for which we have not yet completed negotiations with regard to the royalty rate to be applied to the current or historic sales of our digital music offerings. Our estimates are based on contracted or statutory rates, when established, or management's best estimates based on facts and circumstances regarding the specific music services and agreements in similar geographies or with similar agencies. While we base our estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, actual results may differ materially from these estimates under different assumptions or conditions.

Recoverability of Deferred Costs. We defers costs on projects for service revenue and system sales. Deferred costs consist primarily of direct and incremental costs to customize and install systems, as defined in individual customer contracts, including costs to acquire hardware and software from third parties and payroll costs for our employees and other third parties.

We recognize such costs in accordance with our revenue recognition policy by contract. For revenue recognized under the completed-contract method, costs are deferred until the products are delivered, or upon completion of services or, where applicable, customer acceptance. For revenue recognized under the percentage of completion method, costs are recognized as products are delivered or services are provided in accordance with the percentage of completion calculation. For revenue recognized ratably over the term of the contract, costs are recognized ratably over the term of the contract, commencing on the date of revenue recognition. At each balance sheet date, we review deferred costs, to ensure they are ultimately recoverable. Any anticipated losses on uncompleted contracts are recognized when evidence indicates the estimated total cost of a contract exceeds its estimated total revenue.

Allowances for Doubtful Accounts and Sales Returns. We must make estimates of the uncollectibility of our accounts receivable. We specifically analyze the age of accounts receivable and historical bad debts, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Similarly, we must make estimates of potential future product returns related to current period revenue. We analyze historical returns, current economic trends, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns allowance. Significant judgments and estimates must be made and used in connection with establishing allowances for doubtful accounts and sales returns in any accounting period. Material differences may result in the amount and timing of our revenue for any period if we were to make different judgments or utilize different estimates.

Accrued Loss on Excess Office Facilities. We made significant estimates in determining the appropriate amount of accrued loss on excess office facilities. If we made different estimates, our loss on excess office facilities could be significantly different from that recorded, which could have a material impact on our operating results. We have revised our original estimate several times in the last five years, increasing the accrual for loss on excess office facilities each time. The first two revisions were the result of changes in the market for commercial real estate where the excess office facilities are located. The third revision, which took place in 2003, resulted from adding an additional tenant at a sublease rate lower than the rate used in previous estimates. During the quarter ended September 30, 2004 we renegotiated the lease for our headquarters building and ceased using part of the building resulting in a charge to our statement of operations. The latest revision, during the quarter ended March 31, 2006, resulted from incremental increases in the building operating expenses which were greater than the amounts previously estimated as not recoverable. The significant factors we considered in making our estimates are discussed in the section entitled "Loss on Excess Office Facilities."

Impairment of Investments. We periodically evaluate whether any declines in the fair value of our investments are other-than-temporary. Significant judgments and estimates must be made to assess whether an other-than-temporary decline in fair value of investments has occurred and to estimate the fair value of investments in privately held companies. Material differences may result in the amount and timing of any impairment charge if we were to make different judgments or utilize different estimates.

Valuation of Other Intangible Assets. Other intangible assets consist primarily of fair value of customer agreements and contracts, developed technology, trademarks, patents, and tradenames acquired in business combinations. Other intangible assets are amortized on a straight line basis over their useful lives and are subject to periodic review for impairment. The initial recording and periodic review processes require extensive use of estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets. Should conditions be different than management's current assessment, material write-downs of intangible assets may be required. We periodically review the estimated remaining useful lives of other intangible assets. A reduction in the estimated remaining useful life could result in accelerated amortization expense in future periods.

Valuation of Goodwill. We assess the impairment of goodwill on an annual basis, in our fourth quarter, or whenever events or changes in circumstances indicate that the fair value of the reporting unit to which goodwill relates is less than the carrying value. Factors we consider important which could trigger an impairment review include the following:

- poor economic performance relative to historical or projected future operating results;
- significant negative industry, economic or company specific trends;
- changes in the manner of our use of the assets or the plans for our business; and
- loss of key personnel.

If we were to determine that the fair value of a reporting unit was less than its carrying value, including goodwill, based upon the annual test or the existence of one or more of the above indicators of impairment, we would measure impairment based on a comparison of the implied fair value of reporting unit goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the goodwill of the reporting unit. To the extent the carrying amount of reporting unit goodwill is greater than the implied fair value of reporting unit goodwill, we would record an impairment charge for the difference. Judgment is required in determining our reporting units and assessing fair value of the reporting units. There were no impairments related to goodwill in any of the periods presented.

Stock-Based Compensation. We account for stock-based compensation in accordance with Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payment.* Under the provisions of SFAS No. 123R, which we adopted as of January 1, 2006, stock-based compensation cost is estimated at the grant date based on the award's fair-value as calculated by the Black-Scholes option-pricing model and is recognized as expense over the requisite service period, which is the vesting period. The Black-Scholes model requires various highly judgmental assumptions including volatility and expected option life. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense may differ materially in the future from the amounts recorded in our consolidated statement of operations. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. Prior to the adoption of SFAS No. 123R, we measured compensation expense for our employee stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees.* Under APB No. 25, when the exercise price of the Company's employee stock options was equal to the market price of the underlying stock on the date of the grant, no compensation expense was recognized.

Accounting for Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities and operating loss and tax credit carryforwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carryforwards are expected to be recovered or settled. We must make assumptions, judgments and estimates to determine current provision for income taxes, deferred tax assets and liabilities and any valuation allowance to be recorded against deferred tax assets. Our judgments, assumptions, and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

We must periodically assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not likely, a valuation allowance must be established. The establishment of a valuation allowance and increases to such an allowance result in either increases to income tax expense or reduction of income tax benefit in the statement of operations. Factors we consider in making such an assessment include, but are not limited to: past performance and our expectation of future taxable income, macro-economic conditions and issues facing our industry, existing contracts, our ability to project future results and any appreciation of our investments and other assets.

We have not provided for U.S. deferred income taxes or withholding taxes on non-U.S. subsidiaries' undistributed earnings. These earnings are intended to be permanently reinvested in operations outside of the U.S. If these amounts were distributed to the U.S., in the form of dividends or otherwise, we could be subject to additional U.S. income taxes. It is not practicable to determine the U.S. federal income tax liability or benefit on such earnings due to the availability of foreign tax credits and the complexity of the computation, if such earnings were not deemed to be permanently reinvested.

As of December 31, 2006 we had not made a final determination to maintain WiderThan Americas, Inc., currently a wholly-owned subsidiary of WiderThan, as a direct subsidiary of WiderThan or as a direct subsidiary of RealNetworks, Inc. The determination of the final structure may impact the amount of deferred tax liability and goodwill, if the decision is made within a reasonable time from the date of acquisition. In general, if the decision is made after one year following the date of acquisition it may impact our income tax expense.

Determining Loss on Purchase Commitments. We may from time-to-time enter into purchase commitments that commit us to the purchase of certain products and services. We periodically evaluate, based on market conditions, product plans and other factors, the future benefit of these purchase commitments. If it is determined that the purchase commitments do not have a future benefit, then a reserve is established for the amount of the commitment in excess of the estimated future benefit. Significant judgments and estimates must be made to determine such reserves.

Revenue by Segment

Revenue by segment is as follows (dollars in thousands):

	2006	Change	2005	Change	2004
Consumer products and services	$322,772	15%	$279,964	28%	$218,343
Technology products and solutions	72,489	61	45,095	(7)	48,376
Total net revenue	$395,261	22%	$325,059	22%	$266,719

Revenue by segment as a percentage of total net revenue is as follows:

	2006	2005	2004
Consumer products and services	82%	86%	82%
Technology products and solutions	18	14	18
Total net revenue	100%	100%	100%

Consumer Products and Services. Consumer Products and Services primarily includes revenue from: digital media subscription services such as Rhapsody, RadioPass, GamePass and SuperPass and stand-alone subscriptions; sales and distribution of third-party software and services; sales of digital content such as music and game downloads; sales of premium versions of our RealPlayer and related products; and advertising. These products and services are sold and provided primarily through the Internet and we charge customers' credit cards at the time of sale. Billings for subscription services typically occur monthly, quarterly or annually, depending on the service purchased.

Consumer Products and Services revenue increased 15% in 2006 due primarily to: (1) increased sales of individual games driven by our acquisition of Zylom and through RealArcade; (2) growth in subscribers and related revenue for our Rhapsody subscription service; (3) increased advertising revenue from our music websites; and (4) distribution of third-party products. Overall growth was partly offset by a decline in media software and services revenue. Additional factors contributing to the changes are discussed below in the sections included within Consumer Products and Services revenue. We believe the growth in our music and games subscription services is due in part to the continued shift in our marketing and promotional efforts to these services as well as product improvements and increasing consumer acceptance and adoption of digital media products and services. While revenue related to our Consumer Products and Services continues to grow, the rate of growth was slower compared to 28% growth from 2004 to 2005. We cannot predict with accuracy how these subscription offerings will perform in the future, at what rate digital media subscription service revenue and subscribers will grow, if at all, or the nature or potential impact of anticipated competition.

Consumer Products and Services revenue increased 28% in 2005 due primarily to: (1) growth in subscribers and related revenue for our subscription services, including Rhapsody, RadioPass, and GamePass; (2) increased sales of individual tracks through our Rhapsody music subscription services and our RealPlayer music store; and (3) increased sales of individual games.

Technology Products and Solutions. Technology Products and Solutions revenue is derived from products and services that enable wireless carriers, cable companies, and other media and communications companies to distribute digital media content to PCs, mobile phones, and other non-PC devices. Technology Products and Solutions that we sell as application services consist of ringback tones, music-on-demand, video-on-demand, and inter-carrier messaging, and are primarily sold to wireless carriers. Technology Products and Solutions that we sell as software consist of Helix system software and related authoring and publishing tools, digital rights management technology, support and maintenance services that we sell to customers who purchase these products and broadcast hosting and consulting services we offer to our customers and are primarily sold to corporate, government and educational customers. We do not require collateral from our customers, but we often require payment before or at the time products and services are delivered. Many of our customers are given standard commercial credit terms, and for these customers we do not require payment before products and services are delivered.

Technology Products and Solutions revenue increased 61% in 2006 due primarily to our acquisition of WiderThan during the fourth quarter of 2006 representing 7% of net revenue. We expect WiderThan to contribute significantly to the Technology Products and Solutions segment in future periods in terms of revenue and as a percentage of total segment revenue. We believe that sales of certain of our business software products will continue to be substantially affected by Microsoft's continuing practice of bundling its competing Windows Media Player and server software for free with its Windows operating system products. No assurance can be given when, or if, we will experience increased sales of our Technology Products and Solutions to customers in these markets.

Technology Products and Solutions revenue decreased 7% in 2005 due primarily to a decrease in the revenue recognized related to the expiration of a legacy system software agreement and a decrease in sales of our system software to mobile and wireless infrastructure companies. This decrease was partially offset by an increase in sales of our system software to OEM customers.

Consumer Products and Services Revenue

A further analysis of our consumer products and services revenue is as follows (dollars in thousands):

	2006	Change	2005	Change	2004
Music	$123,033	21%	$101,769	49%	$ 68,190
Media software and services	113,503	(7)	121,918	5	115,618
Games	86,236	53	56,277	63	34,535
Total consumer products and services revenue	$322,772	15%	$279,964	28%	$218,343

Music. Music revenue primarily includes revenue from: our Rhapsody and RadioPass subscription services; sales of digital music content through our Rhapsody service and our RealPlayer music store; and advertising from our music websites. Music revenue increased by 21% in 2006 due primarily to: (1) growth in subscribers to our Rhapsody subscription service; (2) continued growth in the online sale of individual tracks through our Rhapsody subscription service and through our RealPlayer Music Store; (3) increase in advertising revenue; and (4) the distribution of our radio products through broadband service providers. We believe the continued growth of our Music revenue during 2006 is due primarily to the broader acceptance of paid online music services and increased focus of our marketing efforts on our music offerings.

Music revenue increased 49% in 2005 due primarily to: (1) growth in subscribers to our Rhapsody and RadioPass subscription services; (2) the online sale of individual tracks through our Rhapsody subscription service and through our RealPlayer Music Store (sales through our RealPlayer Music Store began during the quarter ended March 31, 2004); and (3) the distribution of our radio products through broadband service providers.

Media Software and Services. Media Software and Services revenue primarily includes revenue from: our SuperPass and stand-alone premium video subscription services; RealPlayer Plus and related products; sales and distribution of third-party software products; and all advertising other than that related directly to our Music and Games businesses. Media Software and Services revenue decreased 7% in 2006 due primarily to a decline in revenue from: (1) SuperPass subscription service; and (2) stand-alone subscriptions. This decrease was partially offset by growth in distribution of third-party products and advertising revenue.

Media Software and Services revenue increased by 5% in 2005 due primarily to: (1) increased revenue related to advertising through our websites; and (2) an increase in revenue associated with new and expanded advertising and distribution relationships, including our agreement with Google to distribute a version of the Google toolbar.

Games. Games revenue primarily includes revenue from: the sale of individual games through our RealArcade service and our games related websites including GameHouse, Mr. Goodliving (acquired in May 2005) and Zylom (acquired in January 2006); our GamePass subscription service; and advertising through RealArcade and our games related websites. Games revenue increased 53% in 2006 due primarily to: (1) increased sales of individual games through our RealArcade service and our websites, including Zylom; (2) growth in the number of subscribers to our GamePass and FunPass subscription services and related revenue; and (3) increased advertising on our Games related web properties. Additionally, we believe the increased focus of our marketing efforts on our Games business and the addition of new game titles to our RealArcade and GamePass offerings contributed to the growth in our Games business.

Games revenue increased 63% in 2005 due primarily to: (1) growth in subscribers to our GamePass subscription service and price increases introduced during the quarter ended March 31, 2005; (2) increased revenue related to our GameHouse product offerings (acquired in January 2004); (3) increased revenue related to the sale of individual games through our RealArcade service and our websites; and (4) increased revenue from the sale of games for mobile phones.

Geographic Revenue

Revenue by region is as follows (dollars in thousands):

	2006	Change	2005	Change	2004
United States	$283,433	13%	$249,855	23%	$202,574
Europe	62,270	39	44,867	12	40,222
Asia	46,291	66	27,916	30	21,439
Rest of the World	3,267	35	2,421	(3)	2,484
Total	$395,261	22%	$325,059	22%	$266,719

Revenue generated in the U.S. increased 13% during 2006 due primarily to the growth of our Music and Games businesses and increased revenue from distribution of third-party products. See Consumer Products and Services Revenue — *Games* and — *Music* above for further discussion of the changes.

Revenue generated in the U.S. increased 23% in 2005 due primarily to the growth of our Music and Games businesses and increased revenue from distribution of third-party services. See Consumer Products and Services Revenue — *Games* and — *Music* above for further discussion of the changes.

Revenue generated in Europe increased 39% in 2006 due primarily to the continued growth of our games business driven primarily by additional revenue from our Mr. Goodliving and Zylom product offerings subsequent to our acquisitions in 2005 and 2006, respectively. This increase was partially offset by a decrease in subscribers to our SuperPass subscription service in Europe. Revenue generated in Asia and in the Rest of the World increased due primarily to our acquisition of WiderThan in October 2006. The increase in Asia and Rest of the World revenue for 2006 was partially offset by a decrease in revenue from our SuperPass subscription service due to a decrease in subscribers.

At December 31, 2006, accounts receivable from one international customer accounted for 25% of trade accounts receivable. No single customer accounted for more than 10% of trade accounts receivable at December 31, 2005. The increase in international accounts receivable as a percentage of trade accounts receivables primarily resulted from the acquisition of WiderThan.

The functional currency of our foreign subsidiaries is the local currency of the country in which the subsidiary operates. We currently manage a portion of our foreign currency exposures through the use of foreign currency exchange forward contracts. Our foreign currency exchange risk management program reduces, but does not eliminate, the impact of currency exchange rate movements. We currently do not hedge a portion of our foreign currency exposures and therefore are subject to the risk of changes in exchange rates. The gross margins on domestic and international revenue are substantially the same.

Revenue

In accordance with SEC regulations, we also present our revenue based on License fees and Service revenue as set forth below (dollars in thousands):

	2006	Change	2005	Change	2004
License fees	$ 90,684	12%	$ 80,785	13%	$ 71,706
Service revenue	304,577	25	244,274	25	195,013
Total net revenue	$395,261	22%	$325,059	22%	$266,719

License fees and Service revenue as a percentage of total revenue is as follows:

	2006	2005	2004
License fees	23%	25%	27%
Service revenue	77	75	73
Total net revenue	100%	100%	100%

License Fees. License fees primarily include revenue from: sales of content such as game downloads and digital music tracks; sales of our media delivery system software; sales of premium versions of our RealPlayer Plus and related products; and sales of third-party products. License fees include revenue from both our Consumer Products and Services and Technology Products and Solutions segments. The 12% increase in license fees in 2006 was due primarily to an increase in revenue from the sale of individual games through our RealArcade service and our websites, including Zylom (acquired in January 2006). In addition, license fee revenue increased due to the sale of individual games for mobile phones, primarily through our Mr. Goodliving (acquired in May 2005) product offerings and the online sale of individual tracks through our Rhapsody music subscription service, and our RealPlayer Music Store. The increase in license fees revenue was partially offset by a decrease in sales of our system software. See "Revenue by Segment — Consumer Products and Services" and "Revenue by Segment — Technology Products and Solutions" above for further explanation of changes.

The 13% increase in license fees in 2005 was due primarily to: (1) increased revenue from the online sale of individual tracks through our Rhapsody music subscription service and our RealPlayer Music Store; (2) increased revenue related to the sale of individual games through our RealArcade service and our websites, including GameHouse; and (3) revenue from the sale of individual games for mobile phones. These increases were partially offset by a decrease in revenue related to the expiration of a legacy system software agreement in July 2005, a decrease in sales of our system software to mobile and wireless infrastructure companies, as well as decreased sales of certain of our premium and third-party consumer license products.

Service Revenue. Service revenue primarily includes revenue from: digital media subscription services such as SuperPass, Rhapsody, RadioPass, GamePass and stand-alone subscriptions; sales of our ringback tones, music-on-demand, video-on-demand, and messaging services that we sell to wireless carriers; support and maintenance services that we sell to customers who purchase our software products; broadcast hosting and consulting services that we offer to our customers; distribution of third-party software; and advertising. Service revenue includes revenue from both our Consumer Products and Services and Technology Products and Solutions segments. The 25% increase in service revenue in 2006 was due primarily to an increase in revenue from: (1) the increase in the number of subscribers to certain of our music and games subscription services; (2) advertising through our web properties; (3) consulting services provided to certain of our corporate customers; (4) inclusion of revenue from WiderThan (acquired in October 2006); and (5) distribution of third-party products. These increases were partially offset by a decrease in revenue related to: (1) a decrease in the number of subscribers to our SuperPass subscription service; and (2) decreased sales of certain stand-alone subscription services. Our subscription services accounted for $197.0 million and $187.0 million of service revenue during 2006 and 2005, respectively. The increase in revenue related to our subscription services was primarily due to an increase in the number of subscribers to our Rhapsody and GamePass subscription services. These increases were partially offset by a decrease in revenue resulting from a decrease in the number of subscribers to our SuperPass and stand-alone subscription service. The increases in subscription revenue are discussed in more detail in "Revenue by Segment — Consumer Products and Services" above.

The 25% increase in service revenue in 2005 was due primarily to: (1) growth in subscribers to our music and games subscription services; (2) increased revenue related to our SuperPass subscription service, due in part to a price increase in August 2004; (3) increases in the distribution of certain third-party services and the related revenue; and (4) growth in revenue related to advertising through our websites. These increases were partially offset by a decrease in revenue related to sales of stand-alone subscription services.

Deferred Revenue

Deferred revenue is comprised of unrecognized revenue related to unearned subscription services, support contracts, prepayments under OEM arrangements and other prepayments for which the earnings process has not been completed. Total deferred revenue at December 31, 2006 was $27.6 million compared to $25.3 million at December 31, 2005. The increase in deferred revenue was primarily due to the acquisition of WiderThan and an increase in prepayments for support and maintenance services related to certain of our server software products. This increase was partially offset by a decrease in the aggregate number of subscribers and the related prepayments for our SuperPass subscription service, a decrease in sales and related prepayments to standalone subscription services, and an overall decrease in prepayment receipts related to certain of our Technology Products and Solutions customers. The slower rate of prepayment receipts has been largely due to the decrease in the number of new contracts in our Technology Products and Solutions business segment in recent periods, which historically represented a significant portion of deferred revenue. We believe the decrease in the number of new contracts in our Technology Products and Solutions business segment results primarily from the conditions discussed in "Revenue by Segment — Technology Products and Solutions" above.

Cost of Revenue by Segment

Cost of revenue by segment is as follows (dollars in thousands):

	2006	Change	2005	Change	2004
Consumer products and services	$101,995	13%	$90,104	7%	$83,968
Technology products and solutions	22,113	172	8,145	(1)	8,239
Loss on content agreement	—	—	—	n/a	4,938
Total cost of revenue	$124,108	26%	$98,249	1%	$97,145

Cost of revenue as a percentage of segment revenue is as follows:

	2006	2005	2004
Consumer products and services(1)	32%	32%	41%
Technology products and solutions	31	18	17
Total cost of revenue	31	30	36

(1) Consumer Products and Services includes costs related to loss on content agreement during the year ended December 31, 2004.

Cost of Consumer Products and Services. Cost of Consumer Products and Services revenue consist primarily of cost of content and delivery of the content included in our digital media subscription service offerings; royalties paid on sales of games, music and other third-party products; amounts paid for licensed technology; costs of product media, duplication, manuals and packaging materials; hardware devices and accessories; and fees paid to third-party vendors for order fulfillment and support services. Cost of Consumer Products and Services increased 13% during 2006 due primarily to increased content and licensing costs related to increased sales of our music and games products and services. Cost of Consumer Products and Services revenue as a percentage of Consumer Products and Services revenue was 32% in both 2006 and 2005. Increased content and licensing costs related to increased sales of our music and games products and services were offset by lower royalties related to stand-alone subscriptions due to the decrease in related revenue and the discontinuation of certain content offerings.

Cost of Consumer Products and Services revenue increased 7% during 2005 due primarily to increased content and licensing costs related to increased sales of our music and games products and services. These increases were partially offset by decreases in costs related to: (1) the renegotiation of certain content agreements with more favorable terms and the discontinuation of certain content offerings related to our SuperPass subscription services; and (2) lower royalties related to stand-alone subscriptions due to the decrease in related revenue. Cost of Consumer Products and Services revenue decreased as a percentage of Consumer

Products and Services revenue in 2005 to 32% from 38%, excluding loss on content agreement, in 2004 due to the application of certain fixed costs against a higher revenue base, the renegotiation of certain content agreements, lower royalties related to stand-alone subscriptions due to the decrease in related revenue, and the discontinuation of certain content offerings.

Cost of Technology Products and Solutions. Cost of Technology Products and Solutions revenue includes amounts paid for licensed technology, costs of product media, duplication, manuals, packaging materials, fees paid to third-party vendors for order fulfillment, cost of personnel providing support and consulting services, and expenses incurred in providing our streaming media hosting services. In 2006, cost of Technology Products and Solutions revenue increased 172% due primarily to the inclusion of costs of revenue of WiderThan. As a percentage of Technology Products and Solutions revenue, cost of Technology Products and Solutions increased to 31% in 2006 from 18% in 2005, due primarily to higher costs of revenue of WiderThan.

Cost of Technology Products and Solutions revenue decreased slightly in 2005 from 2004 due primarily to lower servicing costs, such as bandwidth, resulting from a decrease in related revenue. As a percentage of Technology Products and Solutions revenue, cost of Technology Products and Solutions revenue increased slightly to 18% in 2005 from 17% in 2004.

Cost of Revenue

In accordance with SEC regulations, we also present our cost of revenue based on license fees and service revenue as set forth below (dollars in thousands).

	2006	Change	2005	Change	2004
License fees	$ 37,089	10%	$33,770	20%	$28,206
Service revenue	87,019	35	64,479	1	64,001
Loss on content agreement	—	—	—	n/a	4,938
Total cost of revenue	$124,108	26%	$98,249	1%	$97,145
As a percentage of total net revenue	31%		30%		36%

Cost of revenue as a percentage of related revenue is as follows:

	2006	2005	2004
License fees(1)	41%	42%	46%
Service revenue	29	26	33
Total cost of revenue	31	30	36

(1) Cost of license revenue includes costs related to loss on content agreement during the year ended December 31, 2004.

Cost of License Fees. Cost of license fees includes royalties paid on sales of games, music and other third-party products, amounts paid for licensed technology, amortization of acquired technology, costs of product media, duplication, manuals, packaging materials, and fees paid to third-party vendors for order fulfillment. Cost of license fees increased 10% due primarily to an increase in revenue and associated licensing costs related to games licensing. These increases were partially offset by a decrease in the amortization of other intangible assets related to the acquisition of GameHouse as these other intangibles are now fully amortized. Cost of license fees as a percentage of revenue decreased slightly to 41% in 2006 from 42% in 2005.

Cost of license fees increased in dollars and as a percentage of license fees to 42% in 2005 from 39%, excluding loss on content agreement, in 2004, due primarily to: (1) the online sale of individual tracks through our Rhapsody subscription service and RealPlayer Music Store; and (2) an increase in revenue and associated licensing costs related to games licensing. These increases were partially offset by a decrease in revenue associated with licensing related to third-party products.

Cost of Service Revenue. Cost of service revenue includes the cost of content and delivery of the content included in our digital media subscription and mobile service offerings, cost of in-house and contract personnel providing support, amortization of acquired technology, and consulting services, royalties, and expenses incurred in providing our streaming media hosting services. Content costs are expensed over the period the content is available to our subscription services customers. Cost of service revenue increased in dollars and as a percentage of service revenue, which increased to 29% in 2006 from 26% in 2005, due primarily to: (1) the costs of service revenue related to the acquisition of WiderThan; and (2) increased content costs related to our digital music subscription services. The increase in costs was partly offset by: (1) the discontinuation of certain content offerings related to our SuperPass subscription service; and (2) a decrease in sales and the discontinuation of certain stand-alone subscription services. The increase in cost of service revenue as a percentage of service revenue is due to higher costs associated with the WiderThan mobile service offerings and the amortization of technology capitalized in the acquisition of WiderThan.

Cost of service revenue increased slightly, but decreased as a percentage of service revenue to 26% in 2005 from 33% in 2004, due primarily to increased content costs related to our digital music subscription services. The increase in costs was largely offset by: (1) the discontinuation of certain content offerings related to our SuperPass subscription service; and (2) a decrease in sales and the discontinuation of certain stand-alone subscription services. The decrease in cost of service revenue as a percentage of service revenue is due to the application of certain fixed costs against a higher revenue base and the discontinuation of certain product offerings.

Our digital media subscription services, including Rhapsody, are a relatively new and growing portion of our business and, to date, have been characterized by higher costs of revenue than our other products and services, due primarily to the cost of licensing media content to provide these services. As a result, if our digital media subscription services continue to grow as a percentage of net revenue, our cost of service revenue may grow at an increased rate relative to net revenue, which may result in reductions in our gross margin percentages in the future.

Loss on Content Agreement. During the quarter ended March 31, 2004, we cancelled a content licensing agreement with PGA TOUR. Under the terms of the cancellation agreement, we gave up rights to use and ceased using PGA TOUR content in our products and services as of March 31, 2004. The expense represents the estimated fair value of payments to be made in accordance with the terms of the cancellation agreement. All payments under the cancellation agreement were made as of December 31, 2005.

Other segment and geographical information

Operating expenses of both Consumer Products and Services and Technology Products and Solutions include costs directly attributable to those segments and an allocation of general and administrative and other corporate overhead costs based on the relative head count of each segment.

Reconciliation of segment operating income (loss) to income (loss) before income taxes for the year ended December 31, 2006 is as follows (in thousands):

	Consumer Products and Services	Technology Products and Solutions	Reconciling Amounts	Consolidated
Net revenue	$322,772	$72,489	$ —	$ 395,261
Cost of revenue	101,995	22,113	—	124,108
Gross profit	220,777	50,376	—	271,153
Loss on excess office facilities	—	—	738	738
Antitrust litigation income, net	—	—	(220,410)	(220,410)
Other operating expenses	242,385	57,935	—	300,320
Operating income (loss)	(21,608)	(7,559)	219,672	190,505
Other income, net	—	—	37,248	37,248
Income (loss) before income taxes	$(21,608)	$(7,559)	$ 256,920	$ 227,753

Reconciliation of segment operating income (loss) to income (loss) before income taxes for the year ended December 31, 2005 is as follows (in thousands):

	Consumer Products and Services	Technology Products and Solutions	Reconciling Amounts	Consolidated
Net revenue	$279,964	$ 45,095	$ —	$ 325,059
Cost of revenue	90,104	8,145	—	98,249
Gross profit	189,860	36,950	—	226,810
Antitrust litigation income, net	—	—	(422,500)	(422,500)
Other operating expenses	197,902	54,041	—	251,943
Operating income (loss)	(8,042)	(17,091)	422,500	397,367
Other income, net	—	—	32,176	32,176
Income (loss) before income taxes	$ (8,042)	$(17,091)	$ 454,676	$ 429,543

Reconciliation of segment operating income (loss) to income (loss) before income taxes for the year ended December 31, 2004 is as follows (in thousands):

	Consumer Products and Services	Technology Products and Solutions	Reconciling Amounts	Consolidated
Net revenue	$218,343	$ 48,376	$ —	$266,719
Cost of revenue	83,968	8,239	—	92,207
Loss on content agreement	4,938	—	—	4,938
Gross profit	129,437	40,137	—	169,574
Loss on excess office facilities	—	—	866	866
Antitrust litigation expenses, net	—	—	11,048	11,048
Other operating expenses	129,299	51,084	—	180,383
Operating income (loss)	138	(10,947)	(11,914)	(22,723)
Other income, net	—	—	248	248
Income (loss) before income taxes	$ 138	$(10,947)	$(11,666)	$(22,475)

Long-lived assets, consisting of equipment, software, and leasehold improvements, other intangible assets, and goodwill, by geographic location are as follows (in thousands):

	December 31, 2006	December 31, 2005
United States	$172,846	$148,732
Republic of Korea	256,032	—
Europe	26,807	14,771
Rest of the World	6,289	302
Total	$461,974	$163,805

Net assets by geographic location are as follows (in thousands):

	December 31, 2006	December 31, 2005
United States	$621,532	$826,480
Republic of Korea	314,106	—
Europe	26,298	14,623
Rest of the World	7,830	630
Total	$969,766	$841,733

Operating Expenses

Research and Development

Research and development expenses consist primarily of salaries and related personnel costs, expense associated with stock-based compensation, and consulting fees associated with product development. To date, all research and development costs have been expensed as incurred because technological feasibility for software products is generally not established until substantially all development is complete. Research and developments costs and year-over-year changes are as follows (dollars in thousands):

	2006	Change	2005	Change	2004
Research and development	$77,386	9%	$70,731	36%	$52,066
As a percentage of total net revenue	20%		22%		20%

Research and development expenses, including non-cash stock-based compensation, increased 9% in 2006 due primarily to an increase in: (1) personnel and related costs due to the inclusion of WiderThan; and (2) inclusion of stock-based compensation related to the adoption of SFAS No. 123R. The decrease in research and development expenses as a percentage of total net revenue from 22% in 2005 to 20% in 2006 is due primarily to a higher growth in total net revenue.

Research and development expenses, excluding non-cash stock-based compensation, increased 36% in 2005 in dollars and as a percentage of total net revenue due primarily to an increase in: (1) a loss due to our decision to cancel a purchase commitment during the fourth quarter of 2005, which is discussed further in Liquidity and Capital Resources; (2) personnel and related costs; and (3) consulting costs related to research and development efforts.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries and related personnel costs, sales commissions, amortization of certain intangible assets capitalized in our acquisitions, credit card fees, subscriber acquisition costs, consulting fees, trade show expenses, advertising costs and costs of marketing collateral. Sales and marketing costs and year-over-year changes are as follows (dollars in thousands):

	2006	Change	2005	Change	2004
Sales and marketing	$165,602	27%	$130,515	35%	$96,779
As a percentage of total net revenue	42%		40%		36%

Sales and marketing expenses increased in 2006 in dollars and as a percentage of total net revenue due primarily to an increase in: (1) personnel and related costs due to the inclusion of WiderThan; (2) inclusion of stock-based compensation related to the adoption of SFAS No. 123R; (3) amortization of certain other intangible assets capitalized in our acquisitions during 2006, primarily WiderThan; and (4) our ongoing direct marketing programs to promote our products and services.

Sales and marketing expenses increased in 2005 in dollars and as a percentage of total net revenue due primarily to an increase in advertising activities, including our ongoing direct marketing programs to promote our products and services and an increase in personnel and related costs.

General and Administrative

General and administrative expenses consist primarily of salaries and related personnel costs, fees for professional and temporary services and contractor costs, stock-based compensation, and other general corporate costs. General and administrative costs and year-over-year changes are as follows (dollars in thousands):

	2006	Change	2005	Change	2004
General and administrative	$57,332	13%	$50,697	61%	$31,538
As a percentage of total net revenue	15%		16%		12%

General and administrative expenses, including non-cash stock-based compensation, increased 13% due primarily to: (1) inclusion of stock-based compensation related to the adoption of SFAS No. 123R; (2) increase in overall compensation expense due to the inclusion of WiderThan; and (3) an increase in legal and professional fees. These increases were partially offset by a decrease in our donation to the RealNetworks Foundation, based on 5% of our net income. The decrease in general and administrative expenses as a percentage of total net revenue from 16% in 2005 to 15% in 2006 is due primarily to a higher growth in total net revenue.

General and administrative expenses, excluding non-cash stock-based compensation, increased in dollars and as a percentage of revenue in 2005 due primarily to: (1) our donation to the RealNetworks Foundation, based on 5% of our net income; and (2) indirect expenses related to the settlement of our antitrust litigation with Microsoft, including employee bonuses and increased business and occupation taxes. These increases were partially offset by a decrease in litigation defense costs.

Loss on Excess Office Facilities

In October 2000, we entered into a 10-year lease agreement for additional office space located near our corporate headquarters in Seattle, Washington. Due to a subsequent decline in the market for office space in Seattle and our re-assessment of our facilities requirements in 2001, we accrued for estimated future losses on excess office facilities. Additionally, we accrued for estimated future losses on this facility in 2002 and 2003 based on changes in market conditions and securing tenants at rates lower than those used in the original estimate.

During the quarter ended September 30, 2004, we renegotiated the lease for our headquarters building. In connection with the amended lease agreement we ceased use of approximately 16,000 square feet of office space, which we returned to the landlord in May 2005. We recorded a loss on excess office facilities of $866,000 related to the expensing of net leasehold improvements and rent for the period between October 1, 2004 and April 30, 2005 related to the excess space we vacated as of September 30, 2004.

During the quarter ended March 31, 2006, we increased our loss estimate by $738,000 to account for building operating expenses that are not expected to be recovered under the terms of the existing sublease agreements.

The accrued loss of $14.5 million at December 31, 2006 is shown net of expected future sublease income of $9.9 million, which was committed under sublease contracts at the time of the estimate. We regularly evaluate the market for office space in the cities where we have operations. If the market for such space declines further in future periods, we may have to revise our estimates further, which may result in additional losses on excess office facilities.

Antitrust Litigation (Benefit) Expenses, net

Antitrust litigation (benefit) expenses, net of ($220.4) million, ($422.5) million, and $11.0 million for the years ended December 31, 2006, 2005, and 2004, respectively, consist of settlement income, legal fees, personnel costs, communications, equipment, technology and other professional services costs incurred directly attributable to our antitrust case against Microsoft, as well as our participation in various international antitrust proceedings against Microsoft, including the European Union. On October 11, 2005, we entered into a settlement agreement with Microsoft pursuant to which we agreed to settle all antitrust disputes worldwide with Microsoft, including the U.S. litigation. The 2006 and 2005 antitrust litigation benefit, net reflects the impact of $221.9 million and $478.0 million in payments received from Microsoft under the settlement and commercial agreements with Microsoft, during 2006 and 2005, respectively. We also received $61.1 million from Microsoft during January 2007 as the final payment under the settlement and commercial agreements. Refer to the Overview in the Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion. See "Notes to Consolidated Financial Statements — Commitments and Contingencies" (Note 15) for a description of this action.

Other Income, Net

Other income, net consists primarily of: interest income on our cash, cash equivalents and short-term investments, which are net of interest expense from amortization of offering costs related to our convertible debt; gain related to the sale of certain of our equity investments; equity in net (income) loss of investments; and impairment of certain equity investments. Other income, net and year-over-year changes are as follows (dollars in thousands):

	2006	Change	2005	Change	2004
Interest income, net	$37,622	159%	$14,511	226%	$ 4,452
Gain on sale of equity investments	2,286	(88)	19,330	n/a	—
Equity in net income (loss) of investments	326	(131)	(1,068)	(75)	(4,351)
Impairment of equity investments	(3,116)	1,071	(266)	(41)	(450)
Other income (expenses)	130	(139)	(331)	(155)	597
Other income, net	$37,248	16%	$32,176	n/a	$ 248

Other income, net increased during 2006 due primarily to: (1) increase in interest income due to rising effective interest rates on our investment balances and an overall increase in our investment balance; and (2) gain related to collection of the escrow balance from the sale of our preferred shares and convertible debt of MusicNet, Inc. (MusicNet). The increase was partially offset by an impairment charge related to an equity investment in a privately held company during the fourth quarter of 2006.

Other income, net increased during 2005 due primarily to: (1) increase in interest income due to rising effective interest rates on our investment balances and an overall increase in our investment balance; (2) gain resulting from the sale of a portion of our investment in J-Stream; and (3) gain related to the sale of our preferred shares and convertible debt of MusicNet in April 2005 and a decrease in our equity in net loss of investments, primarily MusicNet.

Our investment in MusicNet, a joint venture with several media companies to create a platform for online music subscription services, was accounted for under the equity method of accounting. On April 12, 2005, we disposed of all of the preferred shares and convertible notes in MusicNet in connection with the sale of all of the capital stock of MusicNet. We received $7.2 million of cash proceeds in connection with the closing of the transaction and an additional $400,000 in connection with the expiration of an escrow arrangement in August 2005. We received $2.3 million in cash upon the expiration of the indemnity escrow arrangement during the quarter ended June 30, 2006 and have included it in gain on sale of equity investments in our consolidated statement of operations and comprehensive income (loss).

We had recorded in our statement of operations our equity share of MusicNet's net loss through the date of disposition, which was $1.1 million and $4.4 million during the years ended December 31, 2005 and 2004, respectively. We no longer held an ownership interest in MusicNet as of December 31, 2005 and no such charge was recorded during the year ended December 31, 2006. For purposes of calculating the equity in net loss of MusicNet, the convertible notes were treated on an "as if" converted basis due to the nature and terms of the convertible notes. As a result, the losses recorded represented approximately 36.1% of MusicNet's net losses through the date of disposition in 2005 and 36.1% for the year ended December 31, 2004. As of December 31, 2004, our ownership interest in the outstanding shares of capital stock of MusicNet was approximately 24.9%.

Our Chief Executive Officer, Robert Glaser, was the Chairman and a member of the Board of Directors of MusicNet from April 2001 until March 2003 and also served as the temporary acting Chief Executive Officer of MusicNet from April 2001 until October 2001. Mr. Glaser received no cash or equity remuneration for his services as Chairman and Director, nor did he receive any such remuneration for his services as the acting Chief Executive Officer. Due to the disposition of our investment in April 2005 MusicNet is no longer considered a related party. We recognized $900,000 and $700,000 of revenue during the years ended December 31, 2005, and 2004, respectively, related to license and services agreements with MusicNet.

We have made minority equity investments for business and strategic purposes through the purchase of voting capital stock of several companies. Our investments in publicly traded companies are accounted for as available-for-sale, carried at current market value and are classified as long-term as they are strategic in nature. We periodically evaluate whether any declines in fair value of our investments are other-than-temporary based on a review of qualitative and quantitative factors. For investments with publicly quoted market prices, these factors include the time period and extent by which its accounting basis exceeds its quoted market price. We consider additional factors to determine whether declines in fair value are other-than-temporary, such as the investee's financial condition, results of operations, and operating trends. The evaluation also considers publicly available information regarding the investee companies. For investments in private companies with no quoted market price, we consider similar qualitative and quantitative factors as well as the implied value from any recent rounds of financing completed by the investee. Based upon an evaluation of the facts and circumstances during 2006, we determined that an other-than-temporary decline in fair value had occurred in one of our privately-held investments resulting in an impairment charge of $3.1 million to reflect changes in the fair value. Based upon an evaluation of the facts and circumstances during 2005, we determined that an other-than-temporary decline in fair value had occurred in one of our privately-held investments resulting in an impairment charge of $266,000 to reflect changes in the fair value. Based upon an evaluation of the facts and circumstances during 2004, we determined that an other-than-temporary decline in fair value had occurred in one of our privately-held investments resulting in an impairment charge of $450,000 to reflect changes in the fair value.

As of December 31, 2006 and 2005, the carrying value of equity investments in publicly traded companies consists primarily of approximately 10.6% of the outstanding shares of J-Stream Inc., a Japanese media services company. These equity investments are accounted for as available-for-sale. The market value of these shares has increased from the original cost of $913,000, resulting in a carrying value of $20.2 million and $43.4 million as of December 31, 2006 and 2005, respectively. The increase over the cost basis, net of income tax is $14.1 million and $28.9 million at December 31, 2006 and 2005, respectively, and is reflected as a component of accumulated other comprehensive income. In July 2005, we disposed of a portion of the investment in J-Stream through open market trades, which resulted in net proceeds of $11.9 million, and recognition of a gain, net of income tax and a loss associated with a previously cancelled foreign currency hedge related to the investment, of $8.4 million during the year ended December 31, 2005. The disposition resulted in tax expense and a related offset to accumulated other comprehensive income of $3.3 million during the year ended December 31, 2005. There were no similar gains or losses in 2006 or 2004. The market for these investments is relatively limited and the share price is volatile. Although the carrying value of the investments was $20.2 million at December 31, 2006, there can be no assurance that a gain of this magnitude, or any gain, can be realized through the disposition of these shares.

Income Taxes

During the years ended December 31, 2006, 2005, and 2004, we recognized income tax expense of $82.5 million, $117.2 million, and $522,000, respectively, related to U.S. and foreign income taxes. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income. In making this assessment, all available evidence must be considered including the current economic climate, our expectations of future taxable income and our ability to project such income and the appreciation of our investments and other assets. As of December 31, 2006, we continue to have a valuation allowance of $35.2 million relating primarily to net operating losses that are restricted under Internal Revenue Code Section 382 that may expire unused, and losses not yet realized for tax purposes on certain equity investments. As of December 31, 2005, we had a valuation allowance of $36.3 million relating primarily to net operating losses that are restricted under Internal Revenue Code Section 382, and losses not yet realized for tax purposes on certain equity investments.

As of December 31, 2006, we had not made a final determination to maintain WiderThan Americas, Inc., currently a wholly-owned subsidiary of WiderThan, as a direct subsidiary of WiderThan or as a direct subsidiary of RealNetworks, Inc. The determination of the final structure may impact the amount of deferred tax liability and goodwill, if the decision is made within a reasonable time from the date of acquisition. In general, if the decision is made after one year following the date of acquisition it may impact our income tax expense.

Recently Issued Accounting Standards

In June 2005, the Financial Accounting Standards Board (FASB) ratified the EITF Issue No. 05-06, *Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination.* Issue No. 05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of Issue No. 05-06 are effective on a prospective basis for leasehold improvements purchased or acquired beginning in the second quarter of fiscal 2006. Adoption of Issue No. 05-06 did not have a material effect on our consolidated financial statements.

In June 2006, the FASB issued Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.* FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of FIN No. 48 to have a material impact on our consolidated financial statements.

In June 2006, the FASB ratified the consensus reached on EITF Issue No. 06-3, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation).* The scope of Issue No. 06-3 includes any transaction-based tax assessed by a governmental authority that is imposed concurrent with or subsequent to a revenue-producing transaction between a seller and a customer. The scope does not include taxes that are based on gross receipts or total revenues imposed during the inventory procurement process. Gross versus net income statement classification of that tax is an accounting policy decision and a voluntary change would be considered a change in accounting policy requiring the application of SFAS No. 154, *Accounting Changes and Error Corrections.* The following disclosures will be required for taxes within the scope of this issue that are significant in amount: (i) the accounting policy elected for these taxes and (ii) the amounts of the taxes reflected gross (as revenue) in the income statement on an interim and annual basis for all periods presented. Issue No. 06-3 is effective for interim and annual periods beginning after December 15, 2006. We do not expect the adoption of Issue No. 06-3 to have a material impact on our consolidated financial statements.

In September 2006, the SEC issued SAB No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements.* SAB No. 108 requires analysis of misstatements using both an income statement approach and a balance sheet approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 is effective for fiscal years ending after November 15, 2006. Adoption of SAB No. 108 did not have a material effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently assessing the impact of SFAS No. 157 on our consolidated financial statements.

Liquidity and Capital Resources

As of December 31, 2006 we had $525.2 million in cash and cash equivalents and $153.7 million in short-term investments, for a total of $678.9 million compared to $781.3 million as of December 31, 2005 a decrease of $102.4 million. The primary reason for the decrease was the use of $257.8 million in our acquisitions of WiderThan, Zylom, and Atrativa, net of cash acquired, offset partially by $170.9 million in cash flows from operations.

Net cash provided by operating activities was $170.9 million, $460.8 million, and $7.0 million in 2006, 2005, and 2004, respectively. Net cash provided by operating activities in 2006 resulted primarily from net income of $145.2 million, a change in net deferred tax assets of $55.0 million, depreciation and amortization of $21.0 million, and stock-based compensation of $18.1 million, which were partially offset by an excess tax benefit from stock option exercises of $39.2 million due to the adoption of SFAS No. 123R, net changes in certain assets and liabilities of $26.6 million, due primarily to the timing of cash receipts or payments at the beginning and end of the year, and a decrease in the accrued loss on excess office facilities of $3.5 million. Net cash provided by operating activities in 2005 resulted primarily from net income of $312.3 million, a change in net deferred tax assets of $107.2 million, net changes in certain assets and liabilities of $51.2 million, due primarily to the timing of cash receipts or payments at the beginning and end of the year, and depreciation and amortization of $16.2 million, which were partially offset by a gain on sale of certain of our equity investments of $19.3 million, a decrease in the accrued loss on excess office facilities of $6.2 million and the loss on content agreement of $2.9 million. Net cash provided by operating activities in 2004 resulted primarily from depreciation and amortization of $14.6 million, net changes in certain assets and liabilities of $10.7 million, due primarily to the timing of cash receipts or payments at the beginning and end of the year, equity in the net loss of MusicNet of $4.4 million and the loss on content agreement of $2.9 million, which were offset by a net loss of $23.0 million and a decrease in the accrued loss on excess office facilities of $4.8 million.

Net cash used in investing activities was $294.1 million in 2006. Net cash provided by investing activities in 2005 and 2004 was $7.0 million and $6.0 million, respectively. Net cash used in investing activities in 2006 was due primarily to net sales and purchases of short-term investments and proceeds from the sale of certain equity investments, which was offset by cash used for acquisitions of $257.8 million, net of cash received, and purchases of equipment and intangible assets of $13.8 million. Net cash provided by investing activities in 2005 was due primarily to net sales and purchases of short-term investments and proceeds from the sale of certain equity investments, which was offset by purchases of equipment and intangible assets and cash used in acquisitions. Net cash provided by investing activities in 2004 was due primarily to net sales and purchases of short-term investments, which was offset by purchases of equipment and intangible assets and cash used for acquisitions.

Net cash used in financing activities was $4.8 million and $34.6 million in 2006 and 2005, respectively. Net cash provided by financing activities was $8.5 million in 2004. Net cash used in financing activities in 2006 and 2005 was due primarily to the repurchase of common stock, which was partially offset by the net proceeds from the exercise of stock options and issuance of stock under our employee stock purchase plan. Use of cash in 2006 was also offset by the excess tax benefit from stock option exercises of $39.2 million due to the adoption of SFAS No. 123R. Net cash used in financing activities in 2005 was due primarily to the repurchase of common stock, which was partially offset by the net proceeds from the exercise of stock options and issuance of stock under our employee stock purchase plan. Net cash provided by financing activities in 2004 was due to the net proceeds from the exercise of stock options and issuance of stock under our employee stock purchase plan.

The consolidated statement of cash flows presented in this report for the year ended December 31, 2006, differs from the unaudited consolidated condensed statement of cash flows contained in our earnings release, which was furnished to the SEC on Form 8-K on February 14, 2007. The difference relates to the excess tax benefit of $39.2 million from stock option exercises due to the adoption of SFAS 123R resulting in reduction of cash provided by operating activities and cash used in financing activities. This change had no effect on our net cash flows, our consolidated statement of operations and comprehensive income (loss) or our balance sheet.

In August 2005, our Board of Directors authorized a share repurchase program for the repurchase of up to an aggregate of $75.0 million of our outstanding common stock. In November 2005, our Board of Directors authorized a new share repurchase program for the repurchase of up to an aggregate of $100.0 million of our outstanding common stock, which replaced the August 2005 repurchase program. During 2005, under both the August 2005 and November 2005 repurchase programs, we repurchased 8.6 million shares at an average cost of $6.29 per share for an aggregate value of $54.3 million. During the quarter ended March 31, 2006 we purchased 9.5 million shares at an average cost of $8.09 per share for an aggregate value of $77.0 million. In April 2006, our Board of Directors authorized a new share repurchase program of up to an aggregate of $100.0 million of our outstanding common stock. During the period from April 2006 to December 2006 we repurchased 2.3 million shares for an aggregate value of $21.9 million at an average cost of $9.44 per share. As of December 31, 2006, $78.1 million remained authorized for repurchase under the April 2006 repurchase program.

We currently have no planned significant capital expenditures for 2007 other than those in the ordinary course of business. In the future, we may seek to raise additional funds through public or private equity financing, or through other sources such as credit facilities. The sale of additional equity securities could result in dilution to our shareholders. In addition, in the future, we may enter into cash or stock acquisition transactions or other strategic transactions that could reduce cash available to fund our operations or result in dilution to shareholders.

In May 2005, we entered into a purchase agreement with a third-party vendor to acquire certain products and services. We were to be invoiced for the products and services at the time of receipt by the vendor. During the quarter ended December 31, 2005, we decided to cancel the purchase agreement. As a result, we recorded a loss of $8.5 million during the quarter ended December 31, 2005 in order to reflect the products and services that have been delivered, or to which we had committed, at their net realizable value.

In October 2005, we entered into an agreement to settle all of our antitrust disputes worldwide with Microsoft. Upon settlement of the legal disputes, we also entered into two commercial agreements with Microsoft that provide for collaboration in digital music and casual games. Pursuant to these commercial agreements we have received payments of $478.0 million in 2005 and $221.9 million in 2006. Microsoft also paid us the remaining contractual payment of $61.1 million in January 2007 for a total of $761.0 million.

Our principal commitments include office leases and contractual payments due to content and other service providers. We believe that our current cash, cash equivalents, and short-term investments will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

We do not hold derivative financial instruments or equity securities in our short-term investment portfolio. Our cash equivalents and short-term investments consist of high quality securities, as specified in our investment policy guidelines. The policy limits the amount of credit exposure to any one non-U.S. Government or non-U.S. Agency issue or issuer to a maximum of 5% of the total portfolio. These securities are subject to interest rate risk and will decrease in value if interest rates increase. Because we have historically had the ability to hold our fixed income investments until maturity, we do not expect our operating results or cash flows to be significantly affected by a sudden change in market interest rates in our securities portfolio.

We conduct our operations in ten primary functional currencies: the U.S. dollar, the Korean won, the Japanese yen, the British pound, the Euro, the Mexican peso, the Brazilian real, the Australian dollar, the Hong Kong dollar, and the Singapore dollar. Historically, neither fluctuations in foreign exchange rates nor changes in foreign economic conditions have had a significant impact on our financial condition or results of operations. We currently do not hedge the majority of our foreign currency exposures and are therefore subject to the risk of exchange rate fluctuations. We invoice our international customers primarily in U.S. dollars, except in Korea, Japan, Germany, France, the United Kingdom and Australia, where we invoice our customers primarily in won, yen, euros, pounds, and Australian dollars, respectively. We are exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. Our exposure to foreign exchange rate fluctuations also arises from intercompany payables and receivables to and from our foreign subsidiaries. Foreign exchange rate fluctuations did not have a material impact on our financial results in 2006, 2005, and 2004.

At December 31, 2006, we had commitments to make the following payments:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(In thousands)		
Office leases	$ 79,546	$15,042	$27,972	$ 19,974	$16,558
Convertible debt	Up to 100,000	—	—	Up to 100,000	—
Other contractual obligations	10,435	2,959	5,146	2,330	—
Total contractual cash obligations	Up to $189,981	$18,001	$33,118	Up to $122,304	$16,558

Other contractual obligations primarily relate to minimum contractual payments due to content and other service providers.

Off Balance Sheet Arrangements

Our only significant off-balance sheet arrangements relate to operating lease obligations for office facility leases and other contractual obligations related primarily to minimum contractual payments due to content and other service providers. Future annual minimum rental lease payments and other contractual obligations are included in the commitment schedule above.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The following discussion about our market risk involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements.

Interest Rate Risk. Our exposure to interest rate risk from changes in market interest rates relates primarily to our short-term investment portfolio. We do not hold derivative financial instruments or equity investments in our short-term investment portfolio. Our short-term investments consist of high quality debt securities as specified in our investment policy. Investments in both fixed and floating rate instruments carry a degree of interest rate risk. The fair value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Additionally, a declining rate environment creates reinvestment risk because as securities mature the proceeds are reinvested at a lower rate, generating less interest income. Due in part to these factors, our future interest income may be adversely impacted due to changes in interest rates. In addition, we may incur losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates. Because we have historically had the ability to hold our short-term investments until maturity and the substantial majority of our short-term investments mature within one year of purchase, we would not expect our operating results or cash flows to be significantly impacted by a sudden change in market interest rates. There have been no material changes in our investment methodology regarding our cash equivalents and short-term investments during the year ended December 31, 2006. Based on our cash, cash equivalents, short-term investments, and restricted cash equivalents at December 31, 2006, a hypothetical 10% increase/decrease in interest rates would increase/decrease our annual interest income and cash flows by approximately $3.8 million.

The table below presents the amounts related to weighted average interest rates and contractual maturities of our short-term investment portfolio at December 31, 2006 (dollars in thousands):

	Weighted Average Interest Rate	Expected Maturity Dates		Amortized Cost	Estimated Fair Value
		2007	2008		
Short-term investments:					
U.S. Government agency securities . . .	3.34%	$120,945	$32,743	$153,520	$153,688
Total short-term investments	3.34%	$120,945	$32,743	$153,520	$153,688

Investment Risk. As of December 31, 2006, we had investments in voting capital stock of both publicly traded and privately-held technology companies for business and strategic purposes. Our investments in publicly traded companies are accounted for as available-for-sale, carried at current market value and are classified as long-term as they are strategic in nature. We periodically evaluate whether any declines in fair value of our investments are other-than-temporary based on a review of qualitative and quantitative factors. For investments with publicly quoted market prices, these factors include the time period and extent by which its accounting basis exceeds its quoted market price. We consider additional factors to determine whether declines in fair value are other-than-temporary, such as the investee's financial condition, results of operations, and operating trends. The evaluation also considers publicly available information regarding the investee companies. For investments in private companies with no quoted market price, we consider similar qualitative and quantitative factors as well as the implied value from any recent rounds of financing completed by the investee. Based upon an evaluation of the facts and circumstances during 2006, we determined that an other-than-temporary decline in fair value had occurred in one of our privately-held investments resulting in an impairment charge of $3.1 million to reflect changes in the fair value. Based upon an evaluation of the facts and circumstances during 2005, we determined that an other-than-temporary decline in fair value had occurred in one of our privately-held investments resulting in an impairment charge of $266,000 to reflect changes in the fair value. Based upon an evaluation of the facts and circumstances during 2004, we determined that an other-than-temporary decline in fair value had occurred in one of our privately-held investments resulting in an impairment charge of $450,000 to reflect changes in the fair value.

Foreign Currency Risk. We conduct business internationally in several currencies. As such, we are exposed to adverse movements in foreign currency exchange rates.

Our exposure to foreign exchange rate fluctuations arise in part from: (1) translation of the financial results of foreign subsidiaries into U.S. dollars in consolidation; (2) the re-measurement of non-functional currency assets, liabilities and intercompany balances into U.S. dollars for financial reporting purposes; and (3) non-U.S. dollar denominated sales to foreign customers. A portion of these risks is managed through the use of financial derivatives, but fluctuations could impact our results of operations and financial position.

Generally, our practice is to manage foreign currency risk for the majority of material short-term intercompany balances through the use of foreign currency forward contracts. These contracts require us to exchange currencies at rates agreed upon at the contract's inception. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the short-term intercompany balances, these financial instruments help alleviate the risk that might otherwise result from certain changes in currency exchange rates. We do not designate our foreign exchange forward contracts related to short-term intercompany accounts as hedges and, accordingly, we adjust these instruments to fair value through results of operations. However, we may periodically hedge a portion of our foreign exchange exposures associated with material firmly committed transactions, long-term investments, highly predictable anticipated exposures and net investments in foreign subsidiaries.

Our foreign currency risk management program reduces, but does not entirely eliminate, the impact of currency exchange rate movements.

Historically, neither fluctuations in foreign exchange rates nor changes in foreign economic conditions have had a significant impact on our financial condition or results of operations. Foreign exchange rate fluctuations did not have a material impact on our financial results for the years ended December 31, 2006, 2005, and 2004.

At December 31, 2006, we had the following foreign currency contracts outstanding (in thousands):

	Contract Amount (Local Currency)		Contract Amount (US Dollars)	Unrealized Gain/(Loss)
British Pounds (GBP) (contracts to receive GBP/pay US$)	GBP	250	$492	$ 2
Japanese Yen (JPY) (contracts to receive JPY/pay US$)	JPY	28,000	$238	$(2)

At December 31, 2005, we had the following foreign currency contracts outstanding (in thousands):

	Contract Amount (Local Currency)		Contract Amount (US Dollars)	Unrealized Gain/(Loss)
British Pounds (GBP) (contracts to receive GBP/pay US$)	GBP	1,000	$1,736	$(15)
Euro (EUR) (contracts to pay EUR/receive US$)	EUR	1,260	$1,514	$ 23
Japanese Yen (JPY) (contracts to receive JPY/pay US$)	JPY	30,000	$ 251	$ 4

All derivatives are recorded on the balance sheet at fair value.

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2006	2005
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 525,232	$ 651,971
Short-term investments	153,688	129,356
Trade accounts receivable, net of allowances for doubtful accounts and sales returns of $2,490 in 2006 and $2,973 in 2005	65,751	16,721
Deferred costs, current portion	1,643	—
Deferred tax assets, net, current portion	891	54,204
Prepaid expenses and other current assets	21,990	11,933
Total current assets	769,195	864,185
Equipment, software, and leasehold improvements, at cost:		
Equipment and software	83,587	56,402
Leasehold improvements	29,665	27,964
Total equipment, software, and leasehold improvements	113,252	84,366
Less accumulated depreciation and amortization	65,509	51,228
Net equipment, software, and leasehold improvements	47,743	33,138
Restricted cash equivalents	17,300	17,300
Equity investments	22,649	46,163
Other assets	5,148	2,397
Deferred tax assets, net, non-current portion	27,150	19,147
Other intangible assets, net of accumulated amortization of $16,637 in 2006 and $9,850 in 2005	105,109	7,337
Goodwill	309,122	123,330
Total assets	$1,303,416	$1,112,997
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 52,097	$ 11,397
Accrued and other liabilities	104,328	112,340
Deferred revenue, current portion	24,137	25,021
Accrued loss on excess office facilities, current portion	4,508	4,623
Total current liabilities	185,070	153,381
Deferred revenue, non-current portion	3,440	276
Accrued loss on excess office facilities, non-current portion	9,993	13,393
Deferred rent	4,331	4,018
Deferred tax liabilities, net, non-current portion	27,076	—
Convertible debt	100,000	100,000
Other long-term liabilities	3,740	196
Total liabilities	333,650	271,264
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.001 par value, no shares issued and outstanding		
Series A: authorized 200 shares	—	—
Undesignated series: authorized 59,800 shares	—	—
Common stock, $0.001 par value authorized 1,000,000 shares; issued and outstanding 163,278 shares in 2006 and 166,037 shares in 2005	162	166
Additional paid-in capital	791,108	805,067
Deferred stock-based compensation	—	(19)
Accumulated other comprehensive income	23,485	26,724
Retained earnings	155,011	9,795
Total shareholders' equity	969,766	841,733
Total liabilities and shareholders' equity	$1,303,416	$1,112,997

See accompanying notes to consolidated financial statements.

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,		
	2006	2005	2004
	(In thousands, except per share data)		
Net revenue(A)	$ 395,261	$ 325,059	$266,719
Cost of revenue(B)	124,108	98,249	92,207
Loss on content agreement	—	—	4,938
Gross profit	271,153	226,810	169,574
Operating expenses:			
Research and development	77,386	70,731	52,066
Sales and marketing	165,602	130,515	96,779
General and administrative	57,332	50,697	31,538
Loss on excess office facilities	738	—	866
Subtotal operating expenses	301,058	251,943	181,249
Antitrust litigation (benefit) expenses, net	(220,410)	(422,500)	11,048
Total operating expenses (benefit)	80,648	(170,557)	192,297
Operating income (loss)	190,505	397,367	(22,723)
Other income (expenses):			
Interest income, net	37,622	14,511	4,452
Gain on sale of equity investments	2,286	19,330	—
Equity in net income (loss) of investments	326	(1,068)	(4,351)
Impairment of equity investments	(3,116)	(266)	(450)
Other income (expenses)	130	(331)	597
Other income, net	37,248	32,176	248
Income (loss) before income taxes	227,753	429,543	(22,475)
Income taxes	(82,537)	(117,198)	(522)
Net income (loss)	$ 145,216	$ 312,345	$ (22,997)
Basic net income (loss) per share	$ 0.90	$ 1.84	$ (0.14)
Diluted net income (loss) per share	$ 0.81	$ 1.70	$ (0.14)
Shares used to compute basic net income (loss) per share	160,973	169,986	168,907
Shares used to compute diluted net income (loss) per share	179,281	184,161	168,907
Comprehensive income (loss):			
Net income (loss)	$ 145,216	$ 312,345	$ (22,997)
Unrealized gain (loss) on investments:			
Unrealized holding (losses) gains, net of tax	(14,399)	17,864	7,557
Adjustments for gains reclassified to net income (loss)	—	(4,052)	(53)
Foreign currency translation gains (losses)	11,160	(1,677)	(99)
Comprehensive income (loss)	$ 141,977	$ 324,480	$ (15,592)
(A) Components of net revenue:			
License fees	$ 90,684	$ 80,785	$ 71,706
Service revenue	304,577	244,274	195,013
	$ 395,261	$ 325,059	$266,719
(B) Components of cost of revenue:			
License fees	$ 37,089	$ 33,770	$ 28,206
Service revenue	87,019	64,479	64,001
	$ 124,108	$ 98,249	$ 92,207

See accompanying notes to consolidated financial statements.

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2006	2005	2004
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 145,216	$ 312,345	$ (22,997)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	20,980	16,243	14,643
Stock-based compensation	18,151	128	695
Deferred income taxes	54,986	107,208	—
Impairment of equity investments	3,116	266	450
Loss on disposal of property, software, and leasehold improvements	276	—	—
Excess tax benefit from stock option exercises	(39,183)	—	—
Accrued loss on excess office facilities	(3,515)	(6,244)	(4,799)
Gain on sale of equity investments	(2,286)	(19,330)	(561)
Equity in net (income) loss of investments	(326)	1,068	4,351
Accrued loss on content agreement	—	(2,917)	2,917
Other	97	804	1,592
Changes in certain assets and liabilities, net of acquisitions:			
Trade accounts receivable	(7,962)	(1,479)	(3,314)
Prepaid expenses and other current assets	(3,126)	(3,409)	1,258
Accounts payable	4,276	44	3,577
Accrued and other liabilities	(21,800)	59,826	12,810
Deferred revenue	2,020	(3,800)	(3,599)
Net cash provided by operating activities	170,920	460,753	7,023
Cash flows from investing activities:			
Purchases of equipment, software, and leasehold improvements	(13,808)	(13,782)	(10,018)
Purchases of short-term investments	(204,841)	(153,491)	(293,560)
Sales and maturities of short-term investments	180,973	168,358	324,512
Purchases of intangible and other assets	—	(1,125)	(4,839)
Decrease (increase) in restricted cash equivalents	—	2,851	(198)
Proceeds from sale of equity investments	2,286	19,530	572
Purchases of cost based investments	(834)	(647)	—
Cash used in acquisitions, net of cash acquired	(257,841)	(14,705)	(10,477)
Net cash (used in) provided by investing activities	(294,065)	6,989	5,992
Cash flows from financing activities:			
Net proceeds from sales of common stock under employee stock purchase plan and exercise of stock options	54,929	20,361	8,489
Repayment of long-term note payable	—	(648)	—
Excess tax benefit from stock option exercises	39,183	—	—
Repurchase of common stock	(98,876)	(54,321)	—
Net cash (used in) provided by financing activities	(4,764)	(34,608)	8,489
Effect of exchange rate changes on cash	1,170	(589)	(106)
Net (decrease) increase in cash and cash equivalents	(126,739)	432,545	21,398
Cash and cash equivalents, beginning of year	651,971	219,426	198,028
Cash and cash equivalents, end of year	$ 525,232	$ 651,971	$ 219,426
Supplemental disclosure of cash flow information:			
Cash paid during the year for income taxes	$ 16,487	$ 149	$ 415
Supplemental disclosure of non-cash investing and financing activities:			
Accrued acquisition consideration	$ 2,000	$ —	$ —
Payable for repurchase of common stock	$ —	$ 5,116	$ —
Common stock and options to purchase common stock issued in business combinations	$ —	$ —	$ 20,901

See accompanying notes to consolidated financial statements.

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Notes Receivable from Shareholders	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total Shareholders' Equity
	Shares	Amount						
					(In thousands)			
Balances, December 31, 2003	164,197	$164	$639,369	$(58)	$(620)	$ 7,184	$(279,553)	$366,486
Common stock issued for:								
Exercise of stock options and employee stock purchase plan	3,423	4	8,485	—	—	—	—	8,489
Business combination	3,007	3	20,898	—	(222)	—	—	20,679
Notes receivable retired	(8)	—	(41)	48	—	—	—	7
Amortization of deferred stock compensation	—	—	—	—	695	—	—	695
Shares issued for director payments	7	—	41	—	—	—	—	41
Unrealized gain on investments, net of income tax	—	—	—	—	—	7,557	—	7,557
Adjustments for gains reclassified to net loss	—	—	—	—	—	(53)	—	(53)
Translation adjustment	—	—	—	—	—	(99)	—	(99)
Net loss	—	—	—	—	—	—	(22,997)	(22,997)
Balances, December 31, 2004	170,626	171	668,752	(10)	(147)	14,589	(302,550)	380,805
Common stock issued for exercise of stock options and employee stock purchase plan	4,056	3	20,358	—	—	—	—	20,361
Common shares repurchased	(8,642)	(8)	(54,313)	—	—	—	—	(54,321)
Notes receivable retired	(18)	—	(26)	10	—	—	—	(16)
Amortization of deferred stock compensation	—	—	—	—	128	—	—	128
Shares issued for director payments	15	—	91	—	—	—	—	91
Unrealized gain on investments, net of income tax	—	—	—	—	—	17,864	—	17,864
Adjustments for gains reclassified to net income	—	—	—	—	—	(4,052)	—	(4,052)
Translation adjustment	—	—	—	—	—	(1,677)	—	(1,677)
Net deferred tax adjustment	—	—	170,205	—	—	—	—	170,205
Net income	—	—	—	—	—	—	312,345	312,345
Balances, December 31, 2005	166,037	166	805,067	—	(19)	26,724	9,795	841,733
Common stock issued for exercise of stock options and employee stock purchase plan	9,067	8	54,921	—	—	—	—	54,929
Common shares repurchased	(11,836)	(12)	(98,864)	—	—	—	—	(98,876)
Shares issued for director payments	10	—	97	—	—	—	—	97
Stock-based compensation	—	—	18,132	—	19	—	—	18,151
Unrealized loss on investments, net of income tax	—	—	—	—	—	(14,399)	—	(14,399)
Translation adjustment	—	—	—	—	—	11,160	—	11,160
Tax benefit from stock option exercises	—	—	11,755	—	—	—	—	11,755
Net income	—	—	—	—	—	—	145,216	145,216
Balances, December 31, 2006	163,278	$162	$791,108	$ —	$ —	$ 23,485	$ 155,011	$969,766

See accompanying notes to consolidated financial statements.

REALNETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005, and 2004

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business. RealNetworks, Inc. and subsidiaries (RealNetworks or Company) is a leading global provider of network-delivered digital media products and services. The Company also develops and markets software products and services that enable the creation, distribution and consumption of digital media, including audio and video.

Inherent in the Company's business are various risks and uncertainties, including limited history of certain of its product and service offerings and its limited history of offering premium subscription services on the Internet. The Company's success will depend on the acceptance of the Company's technology, products and services and the ability to generate related revenue.

Basis of Presentation. The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company acquired 99.7% of WiderThan Co., Ltd. during the quarter ended December 31, 2006. The accompanying financial statements include 100% of the financial results of WiderThan beginning October 31, 2006. The minority interest in the earnings of WiderThan for the period November 1, 2006 to December 31, 2006 was nominal.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents, and Short-Term Investments. The Company considers all short-term investments with a remaining contractual maturity at date of purchase of three months or less to be cash equivalents.

The Company has classified as available-for-sale all marketable debt and equity securities for which there is determinable fair market value and there are no restrictions on the Company's ability to sell. Available-for-sale securities are carried at fair value, based on quoted market prices, with unrealized gains and losses reported as a separate component of shareholders' equity, net of applicable income taxes. All short-term investments have remaining contractual maturities of two years or less. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income, net. Realized and unrealized gains and losses on available-for-sale securities are determined using the specific identification method.

Trade Accounts Receivable. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on analysis of historical bad debts, customer concentrations, customer credit-worthiness and current economic trends. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and specified other balances are reviewed individually for collectibility. All other balances are reviewed on an aggregate basis. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

Concentration of Credit Risk. Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and accounts receivable. The Company maintains its cash and cash equivalents with high credit quality financial institutions. Short-term investments consist of U.S. government and government agency securities and corporate notes and bonds. The Company derives a significant portion of its revenue from a large number of individual subscribers spread globally. The Company also derives revenue from several large customers. If the financial condition or results of operations of any one of the large customers deteriorates substantially, the Company's operating results could be adversely affected. To reduce credit risk, management performs ongoing credit evaluations of the financial condition of significant customers. The Company does not generally require collateral and maintains reserves for estimated credit losses on customer accounts when considered necessary.

Deferred costs. The Company defers costs on projects for service revenues and system sales. Deferred costs consist primarily of direct and incremental costs to customize and install systems, as defined in individual customer contracts, including costs to acquire hardware and software from third parties and payroll and related costs for employees and other third parties. Deferred costs are capitalized during the implementation period.

The Company recognizes such costs in accordance with its revenue recognition policy by contract. For revenue recognized under the completed contract method, costs are deferred until the products are delivered, or upon completion of services or, where applicable, customer acceptance. For revenue recognized under the percentage of completion method, costs are recognized as products are delivered or services are provided. For revenue recognized ratably over the term of the contract, costs are also recognized ratably over the term of the contract, commencing on the date of revenue recognition. At each balance sheet date, the Company reviews its deferred costs, to ensure they are ultimately recoverable. Any anticipated losses on uncompleted contracts are recognized when evidence indicates the estimated total cost of a contract exceeds its estimated total revenue or if actual deferred costs exceed contractual revenue.

Long-term portion of deferred costs have been included in other assets in the accompanying consolidated balance sheets.

Depreciation and Amortization. Depreciation and amortization of equipment, software, and leasehold improvements are computed using the straight-line method over the lesser of the estimated useful lives of the assets or the lease term. Approximate useful life of equipment and software is three years and for leasehold improvements is two to ten years.

Depreciation expense during the years ended December 31, 2006, 2005, and 2004 was $13.5 million, $10.3 million, and $9.8 million, respectively.

Equity Investments. The cost method is used to account for equity investments in companies in which the Company holds less than a 20 percent voting interest, does not exercise significant influence, and the related securities do not have a quoted market price.

Other Intangible Assets. Other intangible assets consist primarily of the fair value of customer agreements and contracts, developed technology, patents, trademarks and tradenames acquired in business combinations. Other intangible assets are amortized on a straight line basis over three to seven years, which approximates their estimated useful lives.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired and liabilities assumed in business combinations. Goodwill is tested at least annually for impairment and more frequently if events and circumstances indicate that it might be impaired. The annual impairment test is performed in the fourth quarter of the Company's fiscal year. Factors the Company considers important which could trigger an impairment review include the following:

- poor economic performance relative to historical or projected operating results;
- significant negative industry, economic or company specific trends;
- changes in the manner of our use of the assets or the plans for our business; and
- loss of key personnel.

Long-Lived Assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of the assets to the estimated undiscounted future cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value estimated on discounted future cash flows.

Fair Value of Financial Instruments. At December 31, 2006, the Company had the following financial instruments: cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities, and convertible debt. The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximates their fair value based on the liquidity of these financial instruments or based on their short-term nature. Short-term investments are carried at fair value based on quoted market prices. The fair value of convertible debt, which has a carrying value of $100.0 million, was $125.7 million and $97.2 million at December 31, 2006 and 2005, respectively.

Research and Development. Costs incurred in research and development are expensed as incurred. Software development costs are required to be capitalized when a product's technological feasibility has been established through the date the product is available for general release to customers. The Company has not capitalized any software development costs, as technological feasibility is generally not established until a working model is completed, at which time substantially all development is complete.

Revenue Recognition. The Company recognizes revenue in accordance with the following authoritative literature: AICPA Statement of Position (SOP) No. 97-2, *Software Revenue Recognition;* SOP No. 98-9, *Software Revenue Recognition with Respect to Certain Arrangements*; SOP No. 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*; Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition in Financial Statements*; Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables;* and EITF Issue No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent.* Generally the Company recognizes revenue when there is persuasive evidence of an arrangement, the fee is fixed or determinable, the product or services have been delivered and collectibility of the resulting receivable is reasonably assured.

Consumer subscription products are paid in advance, typically for monthly, quarterly or annual periods. Subscription revenue is recognized ratably over the related subscription period. Revenue from sales of downloaded individual tracks, albums and games are recognized at the time the music or game is made available, digitally, to the end user.

The Company has arrangements whereby customers pay one price for multiple products and services and in some cases, involve a combination of products and services. For arrangements with multiple deliverables, revenue is recognized upon the delivery of the individual deliverables in accordance with EITF Issue No. 00-21. In the event that there is no objective and reliable evidence of fair value of the delivered items, the revenue recognized upon delivery is the total arrangement consideration less the fair value of the undelivered items. The Company applies significant judgment in establishing the fair value of multiple elements within revenue arrangements.

The Company recognizes revenue on a gross or net basis, in accordance with EITF Issue No. 99-19. In most arrangements, the Company contracts directly with end user customers, is the primary obligor and carries all collectibility risk. In such arrangements the Company reports the revenue on a gross basis. In some cases, the Company utilizes third-party distributors to sell products or services directly to end user customers and carries no collectibility risk. In such instances the Company reports the revenue on a net basis.

The Company recognizes revenue for its software products pursuant to the requirements of SOP No. 97-2, as amended by SOP No. 98-9. If the Company provides consulting services that are considered essential to the functionality of the software products, both the software product revenue and services revenue are recognized under contract accounting in accordance with the provisions of SOP No. 81-1. Revenue from these arrangements is either recognized under the percentage of completion method based on the ratio of direct labor hours incurred to total projected labor hours, or on the completed contract method based on customer specific arrangement. Revenue from software license agreements with original equipment manufacturers (OEM) is recognized when the OEM delivers its product incorporating the Company's software to the end user.

Revenue generated from advertising appearing on the Company's websites and from advertising included in its products is recognized as revenue as the delivery of the advertising occurs.

Advertising Expenses. The Company expenses the cost of advertising and promoting its products as incurred. Such costs are included in sales and marketing expense and totaled $51.2 million in 2006, $40.0 million in 2005, and $13.0 million in 2004.

Foreign Currency. The functional currency of the Company's foreign subsidiaries is the local currency of the country in which the subsidiary operates. Assets and liabilities of foreign operations are translated into U.S. dollars using rates of exchange in effect at the end of the reporting period. The net gain or loss resulting from translation is shown as translation adjustment and included in accumulated other comprehensive income in shareholders' equity. Income and expense accounts are translated into U.S. dollars using average rates of exchange. Gains and losses from foreign currency transactions are included in the consolidated statements of operations. There were no significant gains or losses on foreign currency transactions in 2006, 2005, and 2004.

Derivative Financial Instruments. The Company conducts business internationally in several currencies. As such, it is exposed to adverse movements in foreign currency exchange rates. A portion of these risks are managed through the use of financial derivatives, but fluctuations could impact the Company's results of operations and financial position. The Company's foreign currency risk management program reduces, but does not entirely eliminate, the impact of currency exchange rate movements.

Generally, the Company's practice is to manage foreign currency risk for the majority of material short-term intercompany balances through the use of foreign currency forward contracts. These contracts require the Company to exchange currencies at rates agreed upon at the contract's inception. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the short-term intercompany balances, these financial instruments help alleviate the risk that might otherwise result from certain changes in currency exchange rates. The Company does not designate its foreign exchange forward contracts related to short-term intercompany accounts as hedges and, accordingly, the Company adjusts these instruments to fair value through results of operations. However, the Company may periodically hedge a portion of its foreign exchange exposures associated with material firmly committed transactions and long-term investments.

All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated a hedge, then depending on the nature of the hedge, changes in fair value will either be recorded immediately in results of operations, or be recognized in accumulated other comprehensive income until the hedged item is recognized in results of operations.

The following foreign currency contracts were outstanding and recorded at fair value as of December 31, 2006 (in thousands):

	Contract Amount (Local Currency)		Contract Amount (US Dollars)	Unrealized Gain/(Loss)
British Pounds (GBP) (contracts to receive GBP/pay US$)	GBP	250	$492	$ 2
Japanese Yen (JPY) (contracts to receive JPY/pay US$)	JPY	28,000	$238	$(2)

The following foreign currency contracts were outstanding and recorded at fair value as of December 31, 2005 (in thousands):

	Contract Amount (Local Currency)		Contract Amount (US Dollars)	Unrealized Gain/(Loss)
British Pounds (GBP) (contracts to receive GBP/pay US$)	GBP	1,000	$1,736	$(15)
Euro (EUR) (contracts to pay EUR/receive US$)	EUR	1,260	$1,514	$ 23
Japanese Yen (JPY) (contracts to receive JPY/pay US$)	JPY	30,000	$ 251	$ 4

No derivative instruments which were designated as hedges for accounting purposes were outstanding at December 31, 2006 and 2005.

Income Taxes. The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for temporary differences between financial reporting basis and tax basis of the Company's assets and liabilities and operating loss and tax credit carryforwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities and operating loss and tax credit carryforwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carryforwards are expected to be recovered or settled.

Stock-Based Compensation. Effective January 1, 2006, the Company adopted the provisions of, and began accounting for stock-based compensation in accordance with, Statement of Financial Accounting Standards (SFAS) No. 123R — revised 2004, *Share-Based Payment,* which replaced SFAS 123, *Accounting for Stock-Based Compensation* and supersedes Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees.* Under the fair value provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period. The Company uses the Black-Scholes option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123. The Company utilized the modified prospective transition method, which requires that stock-based compensation expense be recorded for all new and unvested stock options and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on January 1, 2006, the first day of the Company's 2006 fiscal year. Stock-based compensation expense for awards granted prior to January 1, 2006 is based on the grant date fair-value as determined under the pro forma provisions of SFAS No. 123.

Prior to January 1, 2006, the Company had elected to apply the disclosure-only provisions of SFAS No. 123. Accordingly, the Company accounted for stock-based compensation transactions with employees using the intrinsic value method prescribed in APB No. 25 and related interpretations. Compensation cost for employee stock options was measured as the excess, if any, of the fair value of the Company's common stock at the date of grant over the stock option exercise price. Compensation cost for awards to non-employees was based on the fair value of the awards in accordance with SFAS No. 123. Furthermore, the Company recognized compensation cost related to fixed employee awards on an accelerated basis over the applicable vesting period using the methodology described in FASB Interpretation (FIN) No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.*

At December 31, 2006, the Company had six stock-based employee compensation plans, which are described more fully in Note 13.

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common and dilutive potential common shares outstanding during the period. As the Company had a net loss in 2004, basic and diluted net loss per share are the same for the year. Potentially dilutive securities outstanding were not included in the computation of diluted net loss per common share because to do so would have been anti-dilutive. The share count used to compute basic and diluted net income (loss) per share is calculated as follows (in thousands):

	Years Ended December 31,		
	2006	2005	2004
Weighted average shares outstanding	160,973	169,986	169,056
Less restricted shares	—	—	149
Shares used to compute basic net income (loss) per share	160,973	169,986	168,907
Dilutive potential common shares:			
Stock options and restricted stock	7,558	3,425	—
Convertible debt	10,750	10,750	—
Shares used to compute diluted net income (loss) per share	179,281	184,161	168,907

Approximately 8.5 million and 4.7 million shares of common stock potentially issuable from stock options during the years ended December 31, 2006 and 2005, respectively, are excluded from the calculation of diluted net income per share because of their antidilutive effect.

Accumulated Other Comprehensive Income. The Company's accumulated other comprehensive income as of December 31, 2006 and 2005 consisted of unrealized gains (losses) on marketable securities and foreign currency translation gains (losses). The tax effect of unrealized gains (losses) on investments and the foreign currency translation gains (losses) has been taken into account, if applicable.

The components of accumulated other comprehensive income are as follows (in thousands):

	December 31,	
	2006	2005
Unrealized gains on investments, including taxes of $5,243 in 2006 and $13,592 in 2005	$14,318	$28,717
Foreign currency translation adjustments	9,167	(1,993)
Accumulated other comprehensive income	$23,485	$26,724

Reclassifications. Certain reclassifications have been made to the 2004 and 2005 consolidated financial statements to conform to the 2006 presentation.

New Accounting Pronouncements. In June 2005, the FASB ratified EITF Issue No. 05-06, *Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination.* Issue No. 05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of Issue No. 05-06 are effective on a prospective basis for leasehold improvements purchased or acquired beginning in the second quarter of fiscal 2006. Adoption of Issue No. 05-06 did not have a material effect on the Company's consolidated financial statements.

In June 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.* FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN No. 48 to have a material impact on its consolidated financial statements.

In June 2006, the FASB ratified the consensus reached on EITF Issue No. 06-3, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation).* The scope of Issue No. 06-3 includes any transaction-based tax assessed by a governmental authority that is imposed concurrent with or subsequent to a revenue-producing transaction between a seller and a customer. The scope does not include taxes that are based on gross receipts or total revenues imposed during the inventory procurement process. Gross versus net income statement classification of that tax is an accounting policy decision and a voluntary change would be considered a change in accounting policy requiring the application of SFAS No. 154, *Accounting Changes and Error Corrections.* The following disclosures will be required for taxes within the scope of this issue that are significant in amount: (1) the accounting policy elected for these taxes; and (2) the amounts of the taxes reflected gross (as revenue) in the income statement on an interim and annual basis for all periods presented. Issue No. 06-3 is effective for interim and annual periods beginning after December 15, 2006. The Company does not expect the adoption of Issue No. 06-3 to have a material impact on its consolidated financial statements.

In September 2006, the SEC issued SAB No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements.* SAB No. 108 requires analysis of misstatements using both an income statement approach and a balance sheet approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have a material effect on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the impact of SFAS No. 157 on its consolidated financial statements.

Note 2. Stock-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of, and began accounting for stock-based compensation in accordance with, SFAS No. 123 — revised 2004, *Share-Based Payment*, which replaced SFAS 123, *Accounting for Stock-Based Compensation* and supersedes APB No. 25, *Accounting for Stock Issued to Employees.* Under the fair value provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period. The Company uses the Black-Scholes option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123. The Company utilized the modified prospective transition method, which requires that stock-based compensation expense be recorded for all new and unvested stock options and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on January 1, 2006, the first day of the Company's 2006 fiscal year. Stock-based compensation expense for awards granted prior to January 1, 2006 is based on the grant date fair-value as determined under the pro forma provisions of SFAS No. 123.

The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, including the contractual terms, vesting schedules and expectations of future employee behavior. During the year ended December 31, 2006, expected stock price volatility is based on a combination of historical volatility of the Company's stock for the related expected term and the implied volatility of its traded options. Prior to the adoption of SFAS No. 123R, expected stock price volatility was estimated using only historical volatility. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a term equivalent to the expected term of the stock options. The Company has not paid dividends in the past.

In accordance with SFAS No. 123R the Company presents excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows for periods in which an excess tax benefit is recorded. As a result of the implementation of SFAS No. 123R, cash benefit of $39.2 million was recorded during the year ended December 31, 2006 which resulted in a decrease in cash provided by operating activities and a decrease in cash used in financing activities.

The Company recognizes compensation cost related to stock options granted prior to the adoption of SFAS No. 123R on an accelerated basis over the applicable vesting period using the methodology described in FIN No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.* The Company recognizes compensation cost related to options granted subsequent to the adoption of SFAS No. 123R on a straight-line basis over the applicable vesting period. At December 31, 2006, the Company had options outstanding under six stock-based compensation plans. The Company issues new shares of its common stock to satisfy stock option exercises.

Stock-based compensation expense recognized in the Company's consolidated statements of operations is as follows (in thousands):

	Year Ended December 31, 2006
Cost of service revenue	$ 257
Research and development	6,512
Sales and marketing	7,152
General and administrative	4,230
Total stock-based compensation expense	$18,151

No stock-based compensation was capitalized as part of the cost of an asset as of December 31, 2006. As of December 31, 2006, $41.2 million of total unrecognized compensation cost, net of estimated forfeitures, related to stock options is expected to be recognized over a weighted-average period of approximately two years.

Prior to the adoption of SFAS No. 123R, the Company measured compensation expense for its employee stock-based compensation plans using the intrinsic value method prescribed by APB No. 25. The Company applied the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* as if the fair-value-based method had been applied in measuring compensation expense. Under APB No. 25, when the exercise price of the Company's employee stock options was equal to the market price of the underlying stock on the date of the grant, no compensation expense was recognized.

The following table presents the impact of the Company's adoption of SFAS No. 123R on selected line items from the consolidated statement of operations during the year ended December 31, 2006 (in thousands, except per share data):

	As Reported Following SFAS 123(R)	If Reported Following APB No. 25
Operating income	$190,505	$208,637
Income before income taxes	227,753	245,885
Net income	$145,216	$156,777
Basic net income per share	$ 0.90	$ 0.97
Diluted net income per share	$ 0.81	$ 0.87

The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123R to stock-based employee compensation during the years ended December 31, 2005 and 2004 (in thousands, except per share data):

	Year Ended December 31, 2005	Year Ended December 31, 2004
Net income (loss) as reported	$312,345	$(22,997)
Plus: stock-based employee compensation expense included in reported net income, net of related tax effects	128	695
Less: stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(14,860)	(21,227)
Pro forma net income (loss)	$297,613	$(43,529)
Net income (loss) per share:		
Basic — as reported	$ 1.84	$ (0.14)
Diluted — as reported	$ 1.70	$ (0.14)
Basic — pro forma	$ 1.75	$ (0.26)
Diluted — pro forma	$ 1.62	$ (0.26)

For further information related to the Company's equity compensation plans see Note 13.

Note 3. Business Combinations

Business Combinations in 2006.

Zylom Media Group B.V.

On January 31, 2006, the Company acquired all of the outstanding securities of Zylom Media Group B.V. (Zylom) in exchange for $7.9 million in cash payments, including $293,000 in direct acquisition related costs consisting primarily of professional fees. The Company is also obligated to pay an additional $2.0 million, through individual payments of $1.0 million on the first and second anniversaries of the acquisition date.

Additionally, the Company may be obligated to pay up to $10.9 million over a three-year period, dependent on whether certain performance criteria are achieved. Such amounts are not included in the initial aggregate purchase price and, to the extent earned, will be recorded as goodwill when the performance criteria are achieved.

Zylom is located in Eindhoven, The Netherlands and is a distributor, developer, and publisher of PC-based games in Europe. The Company believes that combining Zylom's assets and distribution network with the Company's downloadable, PC-based games assets and distribution platform will enhance the Company's presence in the European games market. The results of Zylom's operations are included in the Company's condensed consolidated financial statements starting from the date of acquisition.

A summary of the purchase price for the acquisition is as follows (in thousands):

Cash paid at acquisition	$ 7,922
Additional future payments related to initial purchase price	2,000
Estimated direct acquisition costs	293
Total	$10,215

The aggregate purchase consideration has been allocated to the assets and liabilities acquired, including identifiable intangible assets, based on their respective estimated fair values as summarized below. The respective estimated fair values were determined by a third-party appraisal at the acquisition date and resulted in excess purchase consideration over the net tangible and identifiable intangible assets acquired of $8.2 million. Goodwill in the amount of $8.2 million is not deductible for tax purposes.

A summary of the allocation of the purchase price is as follows (in thousands):

Current assets	$ 1,830
Property and equipment	166
Other intangible assets subject to amortization:	
Technology and games	570
Tradenames and trademarks	560
Distributor and customer relationships	1,290
Non-compete agreements	180
Goodwill	8,168
Total assets acquired	12,764
Current liabilities	(1,781)
Net deferred tax liabilities	(768)
Total liabilities acquired	(2,549)
Net assets acquired	$10,215

Technology/Games and Tradenames/Trademarks have weighted average estimated useful lives of three years. Distributor and customer relationships have weighted average estimated useful lives of approximately five years. Non-compete agreements have a weighted average estimated useful life of four years. All of the other intangible assets are being amortized over their estimated useful life on a straight line basis.

Pro forma results are not presented, because they are not material to the Company's overall financial statements.

WiderThan Co., Ltd.

Pursuant to a Combination Agreement with WiderThan Co., Ltd. (WiderThan) dated September 12, 2006, the Company acquired approximately 94.6% and 99.7% of the outstanding common shares and American Depository Shares (ADSs) of WiderThan for $17.05 per common share and per ADSs in cash effective October 31, 2006 and November 28, 2006, respectively. Additionally, the Company incurred $6.0 million in direct acquisition related costs consisting primarily of professional fees and other costs directly related to the acquisition for a total purchase price of $342.7 million.

WiderThan is a leading provider of ringback tones, music-on-demand, and other mobile entertainment services to wireless carriers principally in the Republic of Korea and the U.S., and other countries in Asia and Europe. The Company believes that combining WiderThan and its business will enhance the Company's digital entertainment products and services offerings and accelerate its reach around the world. The results of WiderThan operations are included in the Company's consolidated financial statements starting from the closing date of October 31, 2006. The minority interest in the earnings of WiderThan for the period November 1, 2006 to December 31, 2006 was nominal.

A summary of the purchase price for the acquisition is as follows (in thousands):

Cash	$336,652
Direct acquisition costs	6,036
Total purchase price	$342,688

The total purchase consideration has been allocated to the assets and liabilities acquired, including identifiable intangible assets, based on their respective estimated fair values as summarized below. The respective estimated fair values were determined by an independent third-party appraisal at the acquisition date and resulted in excess purchase consideration over the net tangible and identifiable intangible assets acquired of $166.9 million. Goodwill in the amount of $166.9 million is not deductible for tax purposes.

A summary of the preliminary allocation of the purchase price is as follows (in thousands):

Current assets	$144,732
Property and equipment	11,148
Other long-term assets	4,407
Other intangible assets subject to amortization:	
Customer relationships	67,000
Developed technology	24,000
Tradenames and trademarks	3,800
Service contracts	3,400
Goodwill	166,925
Total assets acquired	425,412
Current liabilities	(55,885)
Long-term liabilities	(1,110)
Net deferred tax liabilities	(25,729)
Total liabilities acquired	(82,724)
Net assets acquired	$342,688

Customer relationships have a weighted average estimated useful life of seven years. Developed technology has an average estimated useful life of four years. Tradenames and trademarks have a weighted average estimated useful life of three years. Service contracts have a weighted average estimated useful life of three years. All of the other intangible assets are being amortized over their estimated useful life on a straight line basis.

As of December 31, 2006 the Company had not made a final determination to maintain WiderThan Americas, Inc., currently a wholly-owned subsidiary of WiderThan, as a direct subsidiary of WiderThan or as a direct subsidiary of RealNetworks, Inc. The determination of the final structure may impact the amount of deferred tax liability and goodwill, therefore the allocation of the purchase price, if the decision is made within a reasonable time from the date of acquisition.

The following unaudited pro forma financial information presents the combined results of operations of the Company and WiderThan as if the acquisition had occurred as of the beginning of the periods presented. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations of the Company that would have been reported had the acquisition been completed as of the beginning of the periods presented, and should not be taken as representative of the future consolidated results of operations of the Company (in thousands, except per share data).

	Year Ended December 31, 2006	Year Ended December 31, 2005
Net revenue	$500,017	$423,412
Net income	$153,688	$301,570
Basic net income per share	$ 0.95	$ 1.77
Diluted net income per share	$ 0.86	$ 1.64

Pro forma net income for year ended December 31, 2006 excludes $23.1 million of acquisition related charges recorded by WiderThan prior to the acquisition.

Atrativa Latin America Ltda.

On November 21, 2006, the Company acquired all of the outstanding securities of Atrativa Latin America Ltda. (Atrativa) in exchange for $3.8 million in cash payments, including $224,000 in direct acquisition related costs consisting primarily of professional fees.

Atrativa is located in Sao Paolo, Brazil, and is a distributor of online and downloadable casual games. The Company believes leveraging Atrativa's distribution network in Latin America will strengthen the Company's leadership position in the casual games market. The results of Atrativa's operations are included in the Company's condensed consolidated financial statements starting from the date of acquisition.

A summary of the purchase price for the acquisition is as follows (in thousands):

Cash	$3,600
Direct acquisition costs	224
Total purchase price	$3,824

The total purchase consideration has been allocated to the assets and liabilities acquired, including identifiable intangible assets, based on their respective estimated fair values as summarized below. The respective estimated fair values were determined by an independent third-party appraisal at the acquisition date and resulted in excess purchase consideration over the net tangible and identifiable intangible assets acquired of $4.2 million. Goodwill in the amount of $4.2 million is not deductible for tax purposes.

Annual Report

A summary of the allocation of the purchase price is as follows (in thousands):

Current assets	$ 77
Property and equipment	10
Other long-term assets	3
Other intangible assets subject to amortization:	
Customer relationships	650
Supplier relationships	150
Tradenames and trademarks	120
Goodwill	4,220
Total assets acquired	5,230
Current liabilities	(124)
Long-term liabilities	(969)
Net deferred tax liabilities	(313)
Total liabilities acquired	(1,406)
Net assets acquired	$ 3,824

Customer relationships have a weighted average estimated useful life of three years. Supplier relationships have a weighted average estimated useful life of four years. Tradenames and trademarks have a weighted average estimated useful life of three years. All of the other intangible assets are being amortized over their estimated useful life on a straight line basis.

Pro forma results are not presented, as they are not material to the Company's overall financial statements.

Business Combination in 2005.

On May 6, 2005, the Company acquired all of the outstanding securities of Mr. Goodliving Ltd. (Mr. Goodliving) in exchange for $15.6 million in cash payments, including $534,000 in direct acquisition related costs consisting primarily of professional fees. In addition, the Company may be obligated to pay up to $1.6 million over a four-year period to certain Mr. Goodliving employees in the form of a management incentive bonus if certain performance criteria are achieved. Such amounts are not included in the purchase price and, to the extent earned, are being recorded as compensation expense over the related employment periods. The accrued compensation cost related to this plan was $374,000 and $300,000 during the years ended December 31, 2006 and 2005, respectively, and is included in the consolidated balance sheet in accrued and other liabilities.

Mr. Goodliving is a developer and publisher of mobile games located in Helsinki, Finland. The Company believes that combining Mr. Goodliving's assets and distribution network with the Company's downloadable, PC-based games assets and distribution platform will enhance the Company's entry into the mobile games market. The results of Mr. Goodliving's operations are included in the Company's consolidated financial statements starting from the date of acquisition.

A summary of the purchase price for the acquisition is as follows (in thousands):

Cash	$15,089
Direct acquisition costs	534
Total purchase price	$15,623

The total purchase consideration has been allocated to the assets and liabilities acquired, including identifiable intangible assets, based on their respective estimated fair values as summarized below. The respective estimated fair values were determined by an independent third-party appraisal at the acquisition date and resulted in excess purchase consideration over the net tangible and identifiable intangible assets acquired of $12.8 million. Goodwill in the amount of $12.8 million is not deductible for tax purposes. Pro forma results are not presented, as they are not material to the Company's overall financial statements.

A summary of the allocation of the purchase price is as follows (in thousands):

Current assets	$ 1,624
Property and equipment	10
Other intangible assets subject to amortization:	
Technology and games	1,460
Tradenames and trademarks	400
Distributor and customer relationships	1,500
Goodwill	12,745
Total assets acquired	17,739
Current liabilities	(756)
Net deferred tax liabilities	(497)
Long-term notes payable	(863)
Total liabilities acquired	(2,116)
Net assets acquired	$15,623

Technology and Games have a weighted average estimated useful life of two years. Tradenames and trademarks have a weighted average estimated useful life of four years. Distributor and customer relationships have a weighted average estimated useful life of five years.

Business Combination in 2004.

In January 2004, the Company acquired all of the outstanding securities of GameHouse, Inc. (GameHouse) in exchange for $9.1 million in cash payments, including an estimated future payment of $100,000 to cover certain tax obligations of the selling shareholders, and 3.0 million shares and options to acquire 300,000 shares of its common stock valued at $20.9 million. The value assigned to the stock portion of the purchase price was $6.40 per share based on the average closing price of the Company's common stock for the five days beginning two days prior to and ending two days after January 26, 2004 (the date of the Agreement and Plan of Merger). Options issued were valued based on the Black-Scholes options pricing model. Included in the purchase price is $350,000 in direct acquisition related costs consisting primarily of professional fees. Certain former GameHouse shareholders are eligible to receive up to $5.5 million over a four-year period, payable in cash or, at the Company's discretion, in its common stock valued in that amount provided they remain employed by the Company during such period. Under the Agreement, the Company may be obligated to pay up to $1.0 million over a four-year period to certain GameHouse employees in the form of a management incentive plan. Such amounts were not included in the total purchase price and, to the extent earned, were being recorded as compensation expense over the related employment periods. As eligible GameHouse employees are no longer employed by the Company no such payments under the Agreement will be made.

GameHouse is a developer, publisher and distributor of downloadable PC and mobile games. The Company believes that combining GameHouse's assets with its subscription games service and downloadable games distribution platform will strengthen the Company's position in the PC games market. The results of value of the investments was $20.2 million at December 31, 2006, there can be no assurance that a gain of this magnitude, or any gain, can be realized through the disposition of these shares.

Based upon an evaluation of the facts and circumstances during the quarter ended December 31, 2006, the Company determined that an other-than-temporary decline in fair value had occurred in one of its privately-held investments, resulting in an impairment charge of $3.1 million to reflect changes in the fair value of the investment.

The Company's equity investment in MusicNet, Inc. (MusicNet) was accounted for under the equity method of accounting. Under the equity method of accounting, the Company's share of the investee's earnings or loss was included in the Company's consolidated operating results. During the quarter ended June 30, 2005, the Company disposed of all of its preferred shares and convertible notes in MusicNet.

Note 8. Other Intangible Assets

Other intangible assets consist of the following (in thousands):

	Gross Amount	Accumulated Amortization	Net
Customer relationships	$ 73,061	$ 3,386	$ 69,675
Developed technology	36,891	9,981	26,910
Patents, trademarks and tradenames	7,114	2,226	4,888
Service contracts	4,680	1,044	3,636
Total other intangible assets, December 31, 2006	$121,746	$16,637	$105,109
Total other intangible assets, December 31, 2005	$ 17,187	$ 9,850	$ 7,337

Amortization expense related to other intangible assets during the years ended December 31, 2006, 2005, and 2004 was $7.4 million, $4.0 million, and $3.6 million, respectively.

As of December 31, 2006 estimated future amortization of other intangible assets is as follows (in thousands):

2007	$ 21,256
2008	20,549
2009	18,798
2010	14,874
2011	9,655
Thereafter	19,977
Total	$105,109

Annual Report

The total purchase consideration has been allocated to the assets and liabilities acquired, including identifiable intangible assets, based on their respective estimated fair values as summarized below. The respective estimated fair values were determined by an independent third-party appraisal at the acquisition date and resulted in excess purchase consideration over the net tangible and identifiable intangible assets acquired of $12.8 million. Goodwill in the amount of $12.8 million is not deductible for tax purposes. Pro forma results are not presented, as they are not material to the Company's overall financial statements.

A summary of the allocation of the purchase price is as follows (in thousands):

Current assets	$ 1,624
Property and equipment	10
Other intangible assets subject to amortization:	
Technology and games	1,460
Tradenames and trademarks	400
Distributor and customer relationships	1,500
Goodwill	12,745
Total assets acquired	17,739
Current liabilities	(756)
Net deferred tax liabilities	(497)
Long-term notes payable	(863)
Total liabilities acquired	(2,116)
Net assets acquired	$15,623

Technology and Games have a weighted average estimated useful life of two years. Tradenames and trademarks have a weighted average estimated useful life of four years. Distributor and customer relationships have a weighted average estimated useful life of five years.

Business Combination in 2004.

In January 2004, the Company acquired all of the outstanding securities of GameHouse, Inc. (GameHouse) in exchange for $9.1 million in cash payments, including an estimated future payment of $100,000 to cover certain tax obligations of the selling shareholders, and 3.0 million shares and options to acquire 300,000 shares of its common stock valued at $20.9 million. The value assigned to the stock portion of the purchase price was $6.40 per share based on the average closing price of the Company's common stock for the five days beginning two days prior to and ending two days after January 26, 2004 (the date of the Agreement and Plan of Merger). Options issued were valued based on the Black-Scholes options pricing model. Included in the purchase price is $350,000 in direct acquisition related costs consisting primarily of professional fees. Certain former GameHouse shareholders are eligible to receive up to $5.5 million over a four-year period, payable in cash or, at the Company's discretion, in its common stock valued in that amount provided they remain employed by the Company during such period. Under the Agreement, the Company may be obligated to pay up to $1.0 million over a four-year period to certain GameHouse employees in the form of a management incentive plan. Such amounts were not included in the total purchase price and, to the extent earned, were being recorded as compensation expense over the related employment periods. As eligible GameHouse employees are no longer employed by the Company no such payments under the Agreement will be made.

GameHouse is a developer, publisher and distributor of downloadable PC and mobile games. The Company believes that combining GameHouse's assets with its subscription games service and downloadable games distribution platform will strengthen the Company's position in the PC games market. The results of

GameHouse's operations are included in the Company's condensed consolidated financial statements starting from the date of acquisition.

The purchase price for the acquisition is as follows (in thousands):

Cash	$ 9,131
Fair value of common stock and options issued	20,901
Direct acquisition costs	350
Total purchase price	$30,382

The total purchase price has been allocated to the assets and liabilities acquired, including identifiable intangible assets, based on their respective estimated fair values by an independent third-party appraisal as summarized below. The respective estimated fair values were determined as of the acquisition date and resulted in excess purchase consideration over the net tangible and identifiable intangible assets acquired of $21.9 million. Goodwill in the amount of $21.9 million is not deductible for tax purposes. Pro forma results are not presented, as they are not material to the Company's overall financial statements.

A summary of the allocation of the purchase price is as follows (in thousands):

Current assets	$ 1,315
Property and equipment	82
Other intangible assets subject to amortization:	
Technology and games	5,200
Tradename	1,600
Customer list	400
Goodwill	21,894
Current liabilities	(331)
Deferred stock compensation	222
Net assets acquired	$30,382

Technology and games have a weighted average estimated useful life of two years. Tradename and customer list have a weighted average estimated useful life of four years.

Annual Report

Note 4. Cash, Cash Equivalents, Short-Term Investments, and Restricted Cash Equivalents

Cash, cash equivalents, short-term investments, and restricted cash equivalents as of December 31, 2006 consist of the following (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$108,415	$ —	$ —	$108,415
Money market mutual funds	231,634	—	—	231,634
Corporate notes and bonds	182,184	—	—	182,184
U.S. Government agency securities	2,999	—	—	2,999
Total cash and cash equivalents	525,232	—	—	525,232
Short-term investments:				
U.S. Government agency securities	153,520	188	(20)	153,688
Total short-term investments	153,520	188	(20)	153,688
Total cash, cash equivalents, and short-term investments	$678,752	$188	$(20)	$678,920
Restricted cash equivalents	$ 17,300	$ —	$ —	$ 17,300

Cash, cash equivalents, short-term investments, and restricted cash equivalents as of December 31, 2005 consist of the following (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$ 2,455	$—	$ —	$ 2,455
Money market mutual funds	587,256	—	—	587,256
Corporate notes and bonds	49,234	—	—	49,234
U.S. Government agency securities	13,026	—	—	13,026
Total cash and cash equivalents	651,971	—	—	651,971
Short-term investments:				
U.S. Government agency securities	129,658	—	(302)	129,356
Total short-term investments	129,658	—	(302)	129,356
Total cash, cash equivalents, and short-term investments	$781,629	$—	$(302)	$781,327
Restricted cash equivalents	$ 17,300	$—	$ —	$ 17,300

At December 31, 2006, restricted cash equivalents represent cash equivalents pledged as collateral against two letters of credit for a total of $17.3 million in connection with two lease agreements.

Realized gains or losses on sales of available-for-sale securities for 2006, 2005, and 2004 were not significant.

Changes in estimated fair values of short-term investments are primarily related to changes in interest rates and are considered to be temporary in nature.

The contractual maturities of available-for-sale debt securities at December 31, 2006 are as follows (in thousands):

	Amortized Cost	Estimated Fair Value
Within one year	$120,909	$120,945
Between one year and two years	32,611	32,743
Total short-term investments	$153,520	$153,688

Note 5. Allowance for Doubtful Accounts Receivable and Sales Returns

Activity in the allowance for doubtful accounts receivable is as follows (in thousands):

	Years Ended December 31,		
	2006	2005	2004
Balance, beginning of year	$1,340	$1,145	$1,278
Additions charged to expenses	596	377	527
Amounts written off	(835)	(182)	(660)
Balance, end of year	$1,101	$1,340	$1,145

Activity in the allowance for sales returns is as follows (in thousands):

	Years Ended December 31,		
	2006	2005	2004
Balance, beginning of year	$ 1,633	$ 2,141	$ 1,580
Additions charged to revenue	4,898	6,560	8,528
Amounts written off	(5,142)	(7,068)	(7,967)
Balance, end of year	$ 1,389	$ 1,633	$ 2,141

At December 31, 2006 one international customer accounted for 25% of trade accounts receivable. At December 31, 2005 no one customer accounted for more than 10% of trade accounts receivable.

No one customer accounted for more than 10% of total revenue during the years ended December 31, 2006, 2005, and 2004.

Note 6. Deferred Costs

Deferred costs, consisting of costs being amortized over the respective contract lives, are as follows (in thousands):

	December 31, 2006
Deferred costs	$2,170
Less current portion	1,643
Deferred costs, non-current portion	$ 527

No deferred costs were recorded at December 31, 2005.

Note 7. Equity Investments

The Company has certain equity investments that are accounted for under the cost method of accounting. The cost method is used to account for equity investments in companies in which the Company holds less than a 20 percent voting interest, does not exercise significant influence, and for which the related securities do not have a quoted market price.

The Company has certain equity investments in publicly traded companies in which the Company holds less than a 20 percent voting interest. The investments are accounted for at market value. Changes in the market value of the investments are recognized as unrealized gains (losses), net of income tax, and are recorded in the accompanying consolidated balance sheets as a component of accumulated other comprehensive income.

During the quarter ended March 31, 2006, the Company established Beijing RealNetworks Technology Co., Ltd, a Wholly Owned Foreign Entity (WOFE) which operates an Internet retail website in the People's Republic of China (PRC) in cooperation with a PRC affiliate. The results of operations of the WOFE have been included in the Company's consolidated results since the establishment date of the WOFE. The PRC regulates the WOFE's business through regulations and license requirements restricting: (i) the scope of foreign investment in the Internet, retail and delivery sectors; (ii) Internet content; and (iii) the sale of certain media products. In order to meet the PRC local ownership and regulatory licensing requirements, the WOFE's business is operated through a PRC affiliate which is owned by nominee shareholders who are PRC nationals and RealNetworks employees. The WOFE does not own any capital stock of the PRC affiliate, but is the primary beneficiary of future losses or profits through contractual rights. As a result, the Company consolidates the results of the PRC affiliate in accordance with FIN No. 46R, *Consolidation of Variable Interest Entities*. The net assets and operating results for the PRC affiliate were not significant during the year ended December 31, 2006.

Summary of equity investments is as follows (in thousands):

	2006		2005	
	Cost	Carrying Value	Cost	Carrying Value
Publicly traded investments	$ 913	$20,235	$ 913	$43,447
Privately held investments	1,879	2,414	12,500	2,716
Total equity investments	$2,792	$22,649	$13,413	$46,163

Privately held investments include investments accounted for using the cost and equity methods.

As of December 31, 2006 and 2005, the carrying value of equity investments in publicly traded companies consists primarily of approximately 10.6% of outstanding shares of J-Stream Inc. (J-Stream), a Japanese media services company. These equity investments are accounted for as available-for-sale. The market value of these shares has increased from the original cost of $913,000, resulting in a carrying value of $20.2 million and $43.4 million as of December 31, 2006 and 2005, respectively. The increase over the cost basis, net of income tax is $14.1 million and $28.9 million at December 31, 2006 and 2005, respectively, and is reflected as a component of accumulated other comprehensive income. In July 2005, the Company disposed of a portion of the investment in J-Stream through open market trades, which resulted in net proceeds of $11.9 million, and recognition of a gain, net of income tax and a loss associated with a previously cancelled foreign currency hedge related to the investment, of $8.4 million during the year ended December 31, 2005. The disposition resulted in a tax expense and a related offset to accumulated other comprehensive income of $3.3 million during the year ended December 31, 2005. There were no similar gains or losses in 2006 or 2004. The market for these investments is relatively limited and the share price is volatile. Although the carrying value of the investments was $20.2 million at December 31, 2006, there can be no assurance that a gain of this magnitude, or any gain, can be realized through the disposition of these shares.

Based upon an evaluation of the facts and circumstances during the quarter ended December 31, 2006, the Company determined that an other-than-temporary decline in fair value had occurred in one of its privately-held investments, resulting in an impairment charge of $3.1 million to reflect changes in the fair value of the investment.

The Company's equity investment in MusicNet, Inc. (MusicNet) was accounted for under the equity method of accounting. Under the equity method of accounting, the Company's share of the investee's earnings or loss was included in the Company's consolidated operating results. During the quarter ended June 30, 2005, the Company disposed of all of its preferred shares and convertible notes in MusicNet.

Note 8. Other Intangible Assets

Other intangible assets consist of the following (in thousands):

	Gross Amount	Accumulated Amortization	Net
Customer relationships	$ 73,061	$ 3,386	$ 69,675
Developed technology	36,891	9,981	26,910
Patents, trademarks and tradenames	7,114	2,226	4,888
Service contracts	4,680	1,044	3,636
Total other intangible assets, December 31, 2006	$121,746	$16,637	$105,109
Total other intangible assets, December 31, 2005	$ 17,187	$ 9,850	$ 7,337

Amortization expense related to other intangible assets during the years ended December 31, 2006, 2005, and 2004 was $7.4 million, $4.0 million, and $3.6 million, respectively.

As of December 31, 2006 estimated future amortization of other intangible assets is as follows (in thousands):

2007	$ 21,256
2008	20,549
2009	18,798
2010	14,874
2011	9,655
Thereafter	19,977
Total	$105,109

Note 9. Goodwill

Changes in goodwill are as follows (in thousands):

	2006	2005
Balance, beginning of year	$123,330	$119,217
Increases due to acquisitions	179,313	12,745
Deferred tax adjustment	—	(7,528)
Effects of foreign currency translation	6,479	(1,104)
Balance, end of year	$309,122	$123,330

Note 10. Accrued and Other Liabilities

Accrued and other liabilities consist of (in thousands):

	December 31,	
	2006	2005
Royalties and costs of sales and fulfillment	$ 29,968	$ 24,740
Employee compensation, commissions and benefits	25,244	11,413
Sales, VAT and other taxes payable	13,364	16,562
Income taxes payable	8,455	9,120
Legal fees and contingent legal fees	4,075	17,815
Accrued charitable donations	2,048	15,401
Other	21,174	17,289
Total	$104,328	$112,340

Note 11. Loss on Excess Office Facilities and Content Agreement

In October 2000, the Company entered into a 10-year lease agreement for additional office space located near its corporate headquarters in Seattle, Washington. Due to a subsequent decline in the market for office space in Seattle and the Company's re-assessment of its facilities requirements in 2001, the Company accrued for estimated future losses on excess office facilities. Additionally, the Company accrued for estimated future losses on this facility in 2002 and 2003 based on changes in market conditions and securing tenants at rates lower than those used in the original estimate.

During the year ended December 31, 2006 the Company recorded $738,000 of additional loss due to building operating expenses that are not expected to be recovered under the terms of the existing sublease arrangements. The Company did not identify any factors which caused it to revise its estimates during the years ended December 31, 2005, and 2004. The estimated loss as of December 31, 2006 consists of $9.9 million of sublease income under existing sublease arrangements.

In September 2004, the Company renegotiated its existing lease for its headquarters building. In addition, the Company ceased use of 16,000 square feet of office space, which was returned to the landlord in May 2005 in accordance with the amended lease agreement. The Company recorded a loss on excess office facilities of $866,000 related to the expensing of net leasehold improvements and rent for the period between October 1, 2004 and April 30, 2005 in connection with vacating the excess space.

In March 2004, the Company cancelled a content licensing agreement with one of its content partners. Under the terms of the cancellation agreement, the Company gave up rights to use the content and ceased using the content in any of its products or services as of March 31, 2004. The resulting expense of $4.9 million represents the estimated fair value of payments to be made in accordance with the terms of the cancellation agreement. All payments due under the cancellation agreement have been made as of December 31, 2005.

A summary of activity for the accrued loss on excess office facilities and content agreement is as follows (in thousands):

Accrued loss, December 31, 2003	$29,059
Adjustment to accrual for change in estimate	126
Less amounts paid on accrued loss on excess office facilities, net of sublease income	(4,925)
Loss on content agreement initially recorded	4,938
Less amounts paid on content agreement in 2004, net of interest expense	(2,021)
Accrued loss, December 31, 2004	27,177
Less amounts paid on accrued loss on excess office facilities, net of sublease income	(6,244)
Less amounts paid on content agreement, net of interest expense	(2,917)
Accrued loss, December 31, 2005	18,016
Adjustment to accrual for change in estimate	738
Less amounts paid on accrued loss on excess office facilities, net of sublease income	(4,253)
Accrued loss, December 31, 2006	14,501
Less current portion	4,508
Accrued loss, non-current portion	$ 9,993

Note 12. Convertible Debt

During 2003, the Company issued $100.0 million aggregate principal amount of zero coupon convertible subordinated notes due July 1, 2010, pursuant to Rule 144A under the Securities Act of 1933, as amended. The notes are subordinated to any Company senior debt and are also effectively subordinated in right of payment to all indebtedness and other liabilities of its subsidiaries. The notes are convertible into shares of the Company's common stock based on an initial effective conversion price of $9.30 if (1) the closing sale price of the Company's common stock exceeds $10.23, subject to certain restrictions, (2) the notes are called for redemption, (3) the Company makes a significant distribution to its shareholders or becomes a party to a transaction that would result in a change in control, or (4) the trading price of the notes falls below 95% of the value of common stock that the notes are convertible into, subject to certain restrictions; one of which allows the Company, at its discretion, to issue cash or common stock or a combination thereof upon conversion. On or after July 1, 2008, the Company has the option to redeem all or a portion of the notes that have not been previously purchased, repurchased, or converted, in exchange for cash at 100% of the principal amount of the notes. The purchaser may require the Company to purchase all or a portion of its notes in cash on July 1, 2008 at 100% of the principal amount of the notes. As a result of this issuance, the Company received proceeds of $97.0 million, net of offering costs. The offering costs are included in other assets and are being amortized over a 5-year period. Interest expense from the amortization of offering costs in the amount of $600,000 is recorded in interest income, net during each of the years ended December 31, 2006, 2005, and 2004.

Note 13. Shareholders' Equity

Preferred Stock. Each share of Series A preferred stock entitles the holder to one thousand votes and dividends equal to one thousand times the aggregate per share amount of dividends declared on the common stock. There are no shares of Series A preferred stock outstanding.

Undesignated preferred stock will have rights and preferences that are determinable by the Board of Directors when determination of a new series of preferred stock has been established.

Shareholder Rights Plan. On October 16, 1998, the Company's board of directors declared a dividend of one preferred share purchase right (Right) in connection with its adoption of a Shareholder Rights Plan dated December 4, 1998, for each outstanding share of the Company's common stock on December 14, 1998 (Record Date). Each share of common stock issued after the Record Date will be issued with an attached Right. The Rights will not immediately be exercisable and detachable from the common stock. The Rights will become exercisable and detachable only following the acquisition by a person or a group of 15 percent or more of the outstanding common stock or ten days following the announcement of a tender or exchange offer for 15 percent or more of the outstanding common stock (Distribution Date). After the Distribution Date, each Right will entitle the holder to purchase for $37.50 (Exercise Price) a fraction of a share of the Company's Series A preferred stock with economic terms similar to that of one share of the Company's common stock. Upon a person or a group acquiring 15 percent or more of the outstanding common stock, each Right will allow the holder (other than the acquirer) to purchase common stock or securities of the Company having a then current market value of two times the Exercise Price of the Right. In the event that following the acquisition of 15 percent of the common stock by an acquirer, the Company is acquired in a merger or other business combination or 50 percent or more of the Company's assets or earning power are sold, each Right will entitle the holder to purchase for the Exercise Price, common stock or securities of the acquirer having a then current market value of two times the Exercise Price. In certain circumstances, the Rights may be redeemed by the Company at a redemption price of $0.0025 per Right. If not earlier exchanged or redeemed, the Rights will expire on December 4, 2008.

Equity Compensation Plans. The Company has six equity compensation plans (Plans) to compensate employees and Directors for past and future services. Generally, options vest based on continuous employment, over a four or five-year period. The options expire in either seven, ten, or twenty years from the date of grant and are exercisable at the fair market value of the common stock at the grant date.

Restricted Stock Units. In 2006, the Company granted restricted stock units representing 80,834 shares of common stock with a weighted average fair value of $11.38 pursuant to the Company's 2005 Stock Incentive Plan (2005 Plan). Each restricted stock unit granted reduces the shares available for grant under the 2005 Plan by 1.6 shares.

Annual Report

A summary of stock options and restricted stock units activity is as follows:

	Shares Available for Grant in (000's)	Options Outstanding Number of Shares in (000's)	Options Outstanding Weighted Average Exercise Price	Weighted Average Fair Value Grants
Balances, December 31, 2003	12,789	36,644	$ 7.05	
Options granted at or above common stock price	(9,130)	9,130	5.78	$ 2.78
Options granted below common stock price	(321)	321	1.32	4.40
Options exercised	—	(3,103)	2.20	
Options canceled	7,515	(7,515)	6.90	
Balances, December 31, 2004	10,853	35,477	7.13	
Additional shares authorized in the 2005 Plan(1)	7,397	—		
Options granted below common stock price	(10,633)	10,633	5.87	2.57
Options exercised	—	(3,631)	5.14	
Options canceled	6,857	(6,857)	7.03	
Balances, December 31, 2005	14,474	35,622	6.95	
Options granted at or above common stock price	(12,913)	12,913	10.05	4.53
Restricted stock units granted	(129)	80	—	11.38
Options exercised	—	(8,854)	5.99	
Options canceled	3,953	(3,953)	6.81	
Balances, December 31, 2006	5,385	35,808	$ 8.31	

(1) Pursuant to the provisions of the 2005 Stock Incentive Plan, shares available for grant as of December 31, 2005 were adjusted to reflect an additional 3.1 million available shares which were cancelled from previously expired Plans during 2005.

The fair value of options granted was determined using the Black-Scholes model and the following weighted average assumptions:

	Years Ended December 31, 2006	2005	2004
Expected dividend yield	0%	0%	0%
Risk-free interest rate	4.75%	3.76%	2.54%
Expected life (years)	4.3	4.4	4.4
Volatility	49%	54%	59%

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number of Shares (in 000's)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares (in 000's)	Weighted Average Exercise Price
$0.00 — $5.01	5,188	9.64	$ 4.19	2,497	$ 3.67
$5.03 — $5.89	5,297	14.23	5.52	1,739	5.53
$5.90 — $7.22	8,006	15.47	6.67	5,820	6.80
$7.24 — $9.19	4,804	7.80	8.08	1,602	8.15
$9.26 — $10.06	5,442	7.00	9.92	923	9.97
$10.06 — $11.34	4,494	7.25	10.81	468	10.67
$11.37 — $46.00	2,567	9.58	19.95	1,264	28.75
$46.18	10	12.69	48.18	10	46.18
	35,808	10.67	$ 8.31	14,323	$ 8.55

The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2006 was $94.2 million and $34.2 million, respectively.

Employee Stock Purchase Plan. In January 1998, the Company adopted an Employee Stock Purchase Plan (ESPP Plan) and has reserved 4.0 million shares of common stock for issuance under the ESPP Plan. Under the ESPP Plan, an eligible employee may purchase shares of common stock, based on certain limitations, at a price equal to 85 percent of the fair market value of the common stock at the end of the semi-annual offering periods. Under the ESPP Plan 213,000, 425,000, and 320,000 shares at a weighted average fair value of the employee stock purchase rights of $1.62, $3.14, and $1.95 were purchased during the years ended December 31, 2006, 2005, and 2004, respectively. The following weighted average assumptions were used to perform the calculation:

	Years Ended December 31,		
	2006	2005	2004
Expected dividend yield	0%	0%	0%
Risk-free interest rate	5.12%	2.69%	2.29%
Expected life (years)	0.5	0.5	0.5
Volatility	49%	54%	61%

Repurchase of Common Stock. In September 2001, the Company announced a share repurchase program to repurchase up to an aggregate of $50.0 million of its outstanding common stock. The Company repurchased 9.1 million shares of its common stock at an average cost of $4.64 per share for an aggregate value of $42.4 million from inception of the program through August 2005. There were no repurchases during 2005 or 2004 related to the September 2001 repurchase program. In August 2005, the Company's Board of Directors authorized a share repurchase program for the repurchase of up to an aggregate of $75.0 million of the Company's outstanding common stock. In November 2005, the Company's Board of Directors authorized a new share repurchase program for the repurchase of up to an aggregate of $100.0 million of the Company's outstanding common stock, which replaced the August 2005 repurchase program. Repurchases may be made from time to time, depending on market conditions, share price, and other factors in the open market or through private transactions, in accordance with SEC requirements. The Company entered into a Rule 10(b)5-1 plan designated to facilitate the repurchase. The repurchase program does not require the Company to acquire a specific number of shares and may be terminated under certain conditions. During 2005, under both the

August 2005 and November 2005 repurchase programs, the Company repurchased 8.6 million shares at an average cost of $6.29 per share for an aggregate value of $54.3 million. During the quarter ended March 31, 2006 the Company purchased 9.5 million shares at an average cost of $8.09 per share for an aggregate value of $77.0 million.

In April 2006, the Company's Board of Directors authorized a new share repurchase program of up to an aggregate of $100.0 million of the Company's outstanding common stock. During the period from April 2006 to December 2006 the Company repurchased 2.3 million shares for an aggregate value of $21.9 million at an average cost of $9.44 per share. As of December 31, 2006, $78.1 million remained authorized for repurchase under the April 2006 repurchase program.

Note 14. Income Taxes

Components of income (loss) before income taxes are as follows (in thousands):

	Years Ended December 31,		
	2006	2005	2004
United States operations	$228,668	$430,549	$(24,300)
Foreign operations	(915)	(1,006)	1,825
Income (loss) before income taxes	$227,753	$429,543	$(22,475)

Components of income tax expense are as follows (in thousands):

	Years Ended December 31,		
	2006	2005	2004
Current:			
United States Federal	$20,683	$ 8,055	$ —
State and local	3,643	1,362	—
Foreign	3,225	549	522
Total current	27,551	9,966	522
Deferred:			
United States Federal	53,648	106,981	—
State and local	3,206	748	—
Foreign	(1,868)	(497)	—
Total deferred	54,986	107,232	—
Total income tax expense	$82,537	$117,198	$522

Income tax expense differs from "expected" income tax expense (computed by applying the U.S. Federal income tax rate of 35%) due to the following (in thousands):

	Years Ended December 31,		
	2006	2005	2004
United States federal tax expense (benefit) at statutory rate	$79,714	$150,340	$(7,866)
State taxes, net of United States federal tax benefit	3,127	3,497	—
Change in valuation allowance	1,757	(41,993)	10,409
Other	(2,061)	5,354	(2,021)
Total income tax expense	$82,537	$117,198	$ 522

Net deferred tax assets are comprised of the following (in thousands):

	December 31, 2006	December 31, 2005
Deferred tax assets:		
United States Federal net operating loss carryforwards	$ 17,521	$ 65,884
Deferred expenses	17,290	13,366
Net unrealized loss on investments	10,772	9,757
Capital loss carryforwards	7,713	1,804
Accrued loss on excess office facilities	5,212	6,547
Stock-based compensation	5,023	—
State net operating loss carryforwards	2,636	5,072
Foreign net operating loss carryforwards	1,766	882
Cash rights liability	1,483	—
Deferred revenue	715	2,727
Alternative minimum tax (AMT) carryforwards	—	8,055
Research and development credit carryforwards	—	7,084
Other	7,143	6,155
Gross deferred tax assets	77,274	127,333
Less valuation allowance	35,222	36,250
Gross deferred tax assets, net of valuation allowance	42,052	91,083
Deferred tax liabilities:		
Other intangible assets	(28,957)	—
Net unrealized gains on investments	(6,973)	(15,490)
Other foreign deferred tax liabilities	(2,973)	—
Prepaid expenses	(2,184)	(2,242)
Gross deferred tax liabilities	(41,087)	(17,732)
Net deferred tax assets	$ 965	$ 73,351

Income taxes currently payable were $8.5 million and $9.1 million at December 31, 2006 and 2005, respectively. The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the appropriate taxing jurisdictions. Based on an evaluation of expected future taxable income in 2007 and 2008 related primarily to the Company's settlement with Microsoft Corporation (outlined in Note 15), the Company determined it is more likely than not that certain deferred tax assets will be realized and therefore reversed the related valuation allowance on these assets in the fourth quarter of 2005. In 2006, the Company has continued to provide a valuation allowance on the deferred tax assets that the Company believes are not more likely than not to be utilized.

The net decrease in valuation allowance was $1.0 million and $220.4 million during the years ended December 31, 2006 and 2005, respectively. The valuation allowance increased by $10.4 million during the year ended December 31, 2004. The 2006 net decrease in the valuation allowance is comprised of an increase of $1.8 million due primarily to an increase in certain deferred tax assets and a decrease of $2.8 million for the write-off of state net operating loss carryforwards limited under Internal Revenue Code Section 382 that may expire unused. During 2005, $170.2 million of the reduction was recorded as an increase in additional paid-in-capital to reflect the use of net operating losses derived from the benefit of stock option exercises for tax purposes, $42.0 million was reflected in the Company's consolidated statement of operations, and $7.5 million was recorded as a reduction of goodwill to reduce the valuation allowance on net operating losses from acquired subsidiaries.

The Company's United States Federal net operating loss carryforwards totaled $50.0 million and $188.2 million at December 31, 2006 and 2005, respectively. These net operating loss carryforwards begin to expire between 2010 and 2024. In 2006, the remaining net operating loss carryforwards are from acquired subsidiaries that are limited under Internal Revenue Code Section 382. In the event that the Company generates taxable income to utilize these net operating loss carryforwards, goodwill will be reduced by $9.0 million.

The Company has not provided for U.S. deferred income taxes or withholding taxes on non-U.S. subsidiaries' undistributed earnings. These earnings are intended to be permanently reinvested in operations outside of the U.S. If these amounts were distributed to the U.S., in the form of dividends or otherwise, the Company could be subject to additional U.S. income taxes. It is not practicable to determine the U.S. federal income tax liability or benefit on such earnings due to the availability of foreign tax credits and the complexity of the computation, if such earnings were not deemed to be permanently reinvested.

As of December 31, 2006 the Company had not made a final determination to maintain WiderThan Americas, Inc., currently a wholly-owned subsidiary of WiderThan, as a direct subsidiary of WiderThan or as a direct subsidiary of RealNetworks, Inc. The determination of the final structure may impact the amount of deferred tax liability and goodwill, if the decision is made within a reasonable time from the date of acquisition. In general, if the decision is made after one year following the date of acquisition it may impact income tax expense.

Note 15. Commitments and Contingencies

Commitments. The Company has commitments for future payments related to office facilities leases and other contractual obligations. The Company leases office facilities under various operating leases expiring through September 2014. The Company also has other contractual obligations, primarily relating to minimum contractual payments due to content and other service providers, expiring over varying time periods in the future. Future minimum payments are as follows (in thousands):

	Office Leases	Other Contractual Obligations	Total
2007	$15,042	$ 2,959	$18,001
2008	14,491	2,656	17,147
2009	13,481	2,490	15,971
2010	12,159	2,330	14,489
2011	7,815	—	7,815
Thereafter	16,558	—	16,558
Total minimum payments	79,546	10,435	89,981
Less future minimum receipts under subleases	9,946	—	9,946
Net	$69,600	$10,435	$80,035

Of the total net office lease future minimum payments, $9.9 million is recorded in accrued loss on excess office facilities at December 31, 2006.

Rent expense during the years ended December 31, 2006, 2005, and 2004 was $8.5 million, $7.6 million, and $7.4 million, respectively.

Borrowing Arrangements. The Company's subsidiary, WiderThan, has entered into three lines of credit with three Korean domestic banks with an aggregate maximum available limit of $4.4 million at interest rates ranging from 1.5% to 1.6% over the rate earned on the underlying deposits. During the year ended December 31, 2006 the Company did not draw on these lines of credit and there were no outstanding balances as of December 31, 2006.

The employees of the Company's subsidiary, WiderThan, use corporate charge cards issued by a Korean domestic bank with a total line of credit of up to $5.6 million. The charged amounts are generally payable in the following month depending on the billing cycle and are included in accounts payable in the accompanying consolidated balance sheets. In general, the term of the agreement is for one year, with automatic renewal in April of each year. The agreement may be terminated in writing by mutual agreement between the bank and the Company. The Company is not subject to any financial or other restrictive covenants under the terms of this agreement.

The Company's subsidiary, WiderThan, has a letter of credit of up to $5.0 million with a Korean domestic bank for importing goods. This letter of credit facility has a one-year maturity (renewable every April), and carries an interest rate of 2.5% over the London Inter-Bank Offer Rate (LIBOR). Borrowings under this letter of credit are collateralized by import documents and goods being imported under such documentation. To the extent that the Company has any outstanding balance, the Company is subject to standard covenants and notice requirements under the terms of this facility, such as covenants to consult with the lender prior to engaging in certain events, which include, among others, mergers and acquisitions or sale of material assets or to furnish certain financial and other information. The Company is not, however, subject to any financial covenant requirements or other restrictive covenants that restrict the Company's ability to utilize this facility or to obtain financing elsewhere. During the year ended December 31, 2006, the Company did not draw on the letter of credit and there was no outstanding balance as of December 31, 2006.

The Company's subsidiary, WiderThan, has purchased guarantees amounting to $600,000 from Seoul Guarantee Insurance which guarantees payments for one year under certain supply contracts the Company has with a customer in Korea.

401(k) Retirement Savings Plan. The Company has a salary deferral plan (401(k) Plan) that covers substantially all employees. Under the plan, eligible employees may contribute up to 50% of their pretax salary, subject to the Internal Revenue Service annual contribution limits. During the years ended December 31, 2006 and 2005 the Company matched 50% of employee contributions to the 401(k) Plan, on up to three percent of participating employees' compensation, and contributed $858,000 and $500,000, respectively, in matching contributions. The Company did not make matching contributions during 2004. The Company can terminate the matching contributions at its discretion. The Company has no other post-employment or post-retirement benefit plans.

Litigation. In August 2005, a lawsuit was filed against the Company in the U.S. District Court for the District of Maryland by Ho Keung Tse, an individual residing in Hong Kong. The suit alleges that certain of the Company's products and services infringe the plaintiff's patent relating to "the distribution of digital files, including sound tracks, music, video and executable software in a manner which restricts unauthorized use." The plaintiff seeks to enjoin the Company from the allegedly infringing activity and to recover treble damages for the alleged infringement. The Company's co-defendants were granted a motion to transfer the lawsuit from the District of Maryland to the Northern District of California in 2006. The Company disputes the plaintiff's allegations in the action and intends to vigorously defend itself.

In June 2005, an association representing certain music producers in Korea sent the Company's WiderThan subsidiary a notice demanding payment of fees for the Company's use in its carrier application services since July 2004 of songs over which the association claims it holds certain rights. The Company used, and paid fees for, these songs under licensing agreements with independent music label companies and such agreements contain representations that these music label companies are the rightful, legal owner of the songs. Nevertheless, the association is claiming that it is the rightful owner. The Company is currently investigating the merit of the association's claims and the scope of any potential liability. Under the Company's licensing agreements, the independent music label companies are required to indemnify the Company for any losses resulting from their breach of representations. Should the Company become liable to the association in this matter, the Company intends to exercise its indemnity rights under its licensing agreements with the independent music label companies.

In June 2003, a lawsuit was filed against the Company and Listen.com, Inc. (Listen) in federal district court for the Northern District of Illinois by Friskit, Inc. (Friskit), alleging that certain features of the Company's and Listen's products and services willfully infringe certain patents relating to allowing users "to search for streaming media files, to create custom playlists, and to listen to the streaming media file sequentially and continuously." Friskit seeks to enjoin the Company from the alleged infringing activity and to recover treble damages from the alleged infringement. The Company has filed its answer and a counterclaim against Friskit challenging the validity of the patents at issue. The trial court has also granted the Company's motion to transfer the action to the Northern District of California. The Company disputes Friskit's allegations in this action and intends to vigorously defend itself.

In December 2003, the Company filed suit against Microsoft Corporation (Microsoft) in the U.S. District Court for the Northern District of California, pursuant to U.S. and California antitrust laws, alleging that Microsoft has illegally used its monopoly power to restrict competition, limit consumer choice, and attempt to monopolize the field of digital media. On October 11, 2005, the Company and Microsoft entered into a settlement agreement pursuant to which the Company agreed to settle all antitrust disputes worldwide with Microsoft, including the U.S. litigation. Upon settlement of the legal disputes, the Company and Microsoft entered into two commercial agreements that provide for collaboration in digital music and casual games. The combined contractual payments related to the settlement agreement and the two commercial agreements to be made by Microsoft to the Company over the terms of the agreements are $761.0 million. As of December 31, 2006, Microsoft had paid the Company $699.9 million under the agreements for which the Company recorded a gain of $220.4 million and $422.5 million, during 2006 and 2005, respectively, that is included in antitrust litigation (benefit) expenses, net in the statement of operations and comprehensive income (loss). The remaining $61.1 million was received from Microsoft in January 2007.

From time to time the Company is, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, including employment claims, contract-related claims, and claims of alleged infringement of third-party patents, trademarks and other intellectual property rights. These claims, including those described above, even if not meritorious, could force the Company to spend significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that the Company believes will have, individually or taken together, a material adverse effect on the Company's business, prospects, financial condition or results of operations. However, the Company may incur substantial expenses in defending against third-party claims and certain pending claims are moving closer to trial. The Company expects that its potential costs of defending these claims may increase as the disputes move into the trial phase of the proceedings. In the event of a determination adverse to the Company, the Company may incur substantial monetary liability, and/or be required to change its business practices. Either of these could have a material adverse effect on the Company's financial position and results of operations.

Note 16. Guarantees

In the ordinary course of business, the Company is not subject to potential obligations under guarantees that fall within the scope of FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for*

Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34, except for standard indemnification and warranty provisions that are contained within many of the Company's customer license and service agreements, and give rise only to the disclosure requirements prescribed by FIN No. 45.

Indemnification and warranty provisions contained within the Company's customer license and service agreements are generally consistent with those prevalent in the Company's industry. The duration of the Company's product warranties generally does not exceed 90 days following delivery of the Company's products. The Company has not incurred significant obligations under customer indemnification or warranty provisions historically and does not expect to incur significant obligations in the future. Accordingly, the Company does not maintain accruals for potential customer indemnification or warranty-related obligations.

Note 17. Segment Information

The Company operates in two business segments: Consumer Products and Services and Technology Products and Solutions, for which the Company receives revenue from its customers. The Company's Chief Operating Decision Maker is considered to be the Company's CEO Staff (CEOS), which is comprised of the Company's Chief Executive Officer, Chief Financial Officer, President, and Senior Vice Presidents. The CEOS reviews financial information presented on both a consolidated basis and on a business segment basis, accompanied by disaggregated information about products and services and geographical regions for purposes of making decisions and assessing financial performance. The CEOS reviews discrete financial information regarding profitability of the Company's Consumer Products and Services and Technology Products and Solutions segments and, therefore, the Company reports these as operating segments as defined by SFAS No. 131, *Disclosure About Segments of an Enterprise and Related Information.*

The Company's customers consist primarily of end users located in the U.S., Korea, and various foreign countries. Revenue by geographic region is as follows (in thousands):

	Years Ended December 31,		
	2006	2005	2004
United States	$283,433	$249,855	$202,574
Europe	62,270	44,867	40,222
Asia	46,291	27,916	21,439
Rest of the World	3,267	2,421	2,484
Total net revenue	$395,261	$325,059	$266,719

The Company's segment revenue is defined as follows:

- Consumer Products and Services segment primarily includes revenue from: digital media subscription services such as Rhapsody, RadioPass, GamePass and SuperPass; sales and distribution of third-party software and services; sales of digital content such as music and game downloads; sales of premium versions of our RealPlayer and related products; and advertising. These products and services are sold and provided primarily through the Internet and the Company charges customers' credit cards at the time of sale. Billing periods for subscription services typically occur monthly, quarterly or annually, depending on the service purchased.

- Technology Products and Solutions segment includes revenue from: sales of video-on-demand, music-on-demand, ringback tones, and messaging services; sales of our media delivery system software, including Helix system software and related authoring and publishing tools, both directly to customers and indirectly through original equipment manufacturer (OEM) channels; support and maintenance services that we sell to customers who purchase our software products; broadcast hosting services; and consulting services we offer to our customers. These products and services are primarily sold to corporate customers.

Revenue by segment is as follows (in thousands):

	Years Ended December 31,		
	2006	2005	2004
Consumer Products and Services	$322,772	$279,964	$218,343
Technology Products and Solutions	72,489	45,095	48,376
Total net revenue	$395,261	$325,059	$266,719

Consumer Products and Services revenue is comprised of the following (in thousands):

	Years Ended December 31,		
	2006	2005	2004
Music	$123,033	$101,769	$ 68,190
Media software and services	113,503	121,918	115,618
Games	86,236	56,277	34,535
Total Consumer Products and Services revenue	$322,772	$279,964	$218,343

Long-lived assets, consisting of equipment, software, and leasehold improvements, other intangible assets, and goodwill by geographic region are as follows (in thousands):

	December 31,	
	2006	2005
United States	$172,846	$148,732
Republic of Korea	256,032	—
Europe	26,807	14,771
Rest of the World	6,289	302
Total	$461,974	$163,805

Net assets by geographic location are as follows (in thousands):

	December 31,	
	2006	2005
United States	$621,532	$826,480
Republic of Korea	314,106	—
Europe	26,298	14,623
Rest of the World	7,830	630
Total	$969,766	$841,733

Goodwill is assigned to the Company's segments as follows (in thousands):

	December 31,	
	2006	2005
Consumer Products and Services	$131,997	$117,340
Technology Products and Solutions	177,125	5,990
Total goodwill, net	$309,122	$123,330

Reconciliation of segment operating income (loss) to income (loss) before income taxes during the year ended December 31, 2006 is as follows (in thousands):

	Consumer Products and Services	Technology Products and Solutions	Reconciling Amounts	Consolidated
Net revenue	$322,772	$72,489	$ —	$ 395,261
Cost of revenue	101,995	22,113	—	124,108
Gross profit	220,777	50,376	—	271,153
Loss on excess office facilities	—	—	738	738
Antitrust litigation benefit, net	—	—	(220,410)	(220,410)
Other operating expenses	242,385	57,935	—	300,320
Operating income (loss)	(21,608)	(7,559)	219,672	190,505
Total non-operating expenses, net	—	—	37,248	37,248
Income (loss) before income taxes	$(21,608)	$(7,559)	$ 256,920	$ 227,753

Reconciliation of segment operating income (loss) to income (loss) before income taxes during the year ended December 31, 2005 is as follows (in thousands):

	Consumer Products and Services	Technology Products and Solutions	Reconciling Amounts	Consolidated
Net revenue	$279,964	$ 45,095	$ —	$ 325,059
Cost of revenue	90,104	8,145	—	98,249
Gross profit	189,860	36,950	—	226,810
Antitrust litigation benefit, net	—	—	(422,500)	(422,500)
Other operating expenses	197,902	54,041	—	251,943
Operating income (loss)	(8,042)	(17,091)	422,500	397,367
Total non-operating expenses, net	—	—	32,176	32,176
Income (loss) before income taxes	$ (8,042)	$(17,091)	$ 454,676	$ 429,543

Reconciliation of segment operating income (loss) to income (loss) before income taxes during the year ended December 31, 2004 is as follows (in thousands):

	Consumer Products and Services	Technology Products and Solutions	Reconciling Amounts	Consolidated
Net revenue	$218,343	$ 48,376	$ —	$266,719
Cost of revenue	83,968	8,239	—	92,207
Loss on content agreement	4,938	—	—	4,938
Gross profit	129,437	40,137	—	169,574
Loss on excess office facilities	—	—	866	866
Antitrust litigation expenses, net	—	—	11,048	11,048
Other operating expenses	128,299	51,084	—	180,383
Operating income (loss)	138	(10,947)	(11,914)	(22,723)
Total non-operating expenses, net	—	—	248	248
Income (loss) before income taxes	$ 138	$(10,947)	$(11,666)	$(22,475)

Operating expenses of both Consumer Products and Services and Technology Products and Solutions include costs directly attributable to those segments and an allocation of general and administrative and other corporate overhead costs. General and administrative and other corporate overhead costs are allocated to the segments and are generally based on the relative head count of each segment. The accounting policies used to derive segment results are generally the same as those described in Note 1.

Note 18. Quarterly Information (Unaudited)

The following table summarizes the unaudited statement of operations for each quarter of 2006 and 2005 (in thousands, except per share data):

	Total	Dec. 31	Sept. 30	June 30	Mar. 31
2006:					
Net revenue	$395,261	$125,574	$93,676	$89,409	$86,602
Gross profit	271,153	83,254	65,287	62,763	59,849
Operating income	190,505	52,107	57,201	49,659	31,538
Net income	145,216	39,302	42,153	38,878	24,883
Basic net income per share(1)	0.90	0.24	0.26	0.24	0.15
Diluted net income per share(1)	0.81	0.22	0.24	0.22	0.14
2005:					
Net revenue	$325,059	$ 83,568	$82,233	$82,686	$76,572
Gross profit	226,810	59,592	57,538	57,845	51,835
Operating income (loss)	397,367	402,384	(129)	(5,087)	199
Net income	312,345	295,640	11,182	4,709	814
Basic net income per share(1)	1.84	1.76	0.07	0.03	0.00
Diluted net income per share	1.70	1.61	0.06	0.03	0.00

(1) The sum of the quarterly net income per share will not necessarily equal the net income per share for the year due to the effects of rounding.

Results for the quarter ended December 31, 2006 include the acquisition of WiderThan.

The operating income and net income during the quarter ended December 31, 2005 was higher compared to the other periods presented due primarily to the impact of the settlement and commercial agreements with Microsoft. For further discussion regarding these agreements, refer to Note 15, *Litigation.*

In May 2005, the Company entered into a purchase agreement with a third-party vendor to acquire certain products and services. The Company was to be invoiced for the products and services at the time of receipt by the vendor. During the quarter ended December 31, 2005, the Company decided to cancel the purchase agreement. As a result, the Company recorded a loss of $8.5 million during the quarter ended December 31, 2005 in order to reflect the products and services that have been delivered, or to which the Company had committed, at their net realizable value.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RealNetworks, Inc.:

We have audited the accompanying consolidated balance sheets of RealNetworks, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RealNetworks, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted the provision of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of RealNetworks, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Seattle, Washington
February 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RealNetworks, Inc.:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, appearing under Item 9A, that RealNetworks, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that RealNetworks, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, RealNetworks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

RealNetworks, Inc. acquired WiderThan Co., Ltd. during 2006, and management excluded from its assessment of the effectiveness of WiderThan Co., Ltd.'s internal control over financial reporting as of December 31, 2006, WiderThan Co., Ltd.'s internal control over financial reporting associated with total assets of $431,681,000 and net revenue of $26,670,000 included in the consolidated financial statements of RealNetworks, Inc. as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of RealNetworks, Inc. also excluded an evaluation of the internal control over financial reporting of WiderThan Co., Ltd.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of RealNetworks, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 26, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Seattle, Washington
February 26, 2007

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

The Company's management, with the participation of the principal executive officer and principal financial officer, has evaluated the effectiveness of the Company's "disclosure controls and procedures" (as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act)). Based on their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act (1) is recorded, processed, summarized, and reported within the time period specified in the Securities and Exchange Commission rules and forms and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, our management concluded that, as of December 31, 2006, RealNetworks maintained effective internal control over financial reporting.

In making its assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, management has excluded WiderThan Co., Ltd. because this company was acquired on October 31, 2006. The assets and net revenue of WiderThan Co., Ltd., as of and for the twelve months ended December 31, 2006 were $431.7 million and $26.7 million, respectively, representing 33% and 7%, respectively, of the Company's consolidated assets and net revenue as of and for the twelve months ended December 31, 2006.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006. KPMG's attestation report regarding the effectiveness of management's assessment of internal control over financial reporting is included herein.

Changes in Internal Control over Financial Reporting

The Company's management, with the participation of the principal executive officer and principal financial officer, has evaluated the changes to the Company's internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2006 as required by paragraph (d) of Rules 13a-15 and 15d-15 of the Exchange Act and has concluded that there were no such changes that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. ***Other Information***

None

PART III.

Item 10. *Directors and Executive Officers of the Registrant*

The information required by this Item is contained in part in the sections captioned "Board of Directors — Nominees for Director," "Board of Directors — Continuing Directors — Not Standing for Election This Year," "Board of Directors — Contractual Arrangements" and "Voting Securities and Principal Holders — Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around May 25, 2007, and such information is incorporated herein by reference.

The remaining information required by this Item is set forth in Part I of this report under the caption "Executive Officers of the Registrant."

Item 11. *Executive Compensation*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Compensation and Benefits" of the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around May 25, 2007.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information required by this Item is incorporated by reference to the information contained in the sections captioned "Voting Securities and Principal Holders" of the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around May 25, 2007.

Equity Compensation Plans

As of December 31, 2006, we had awards outstanding under six equity compensation plans. These plans include the RealNetworks, Inc. 1995 Stock Option Plan (1995 Plan), the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (1996 Plan), the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (2000 Plan), the RealNetworks, Inc. 2005 Stock Incentive Plan (2005 Plan), the RealNetworks, Inc. 2002 Director Stock Option Plan (2002 Plan), and the RealNetworks, Inc. Director Compensation Stock Plan (Director Stock Plan). The 1995 Plan, 1996 Plan, 2002 Plan, 2005 Plan, and Director Stock Plan have been approved by our shareholders. The 2000 Plan has not been approved by our shareholders.

In 2005, our shareholders approved the 2005 Plan. Upon approval of the 2005 Plan, we terminated the 1995 Plan, the 1996 Plan, the 2000 Plan and the 2002 Plan. As a result of the termination of these Plans, all equity awards granted subsequent to June 9, 2005 will be issued under the 2005 Plan.

The following table aggregates the data from our six plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (in 000's)(a)	Weight-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (in 000's)(c)
Equity compensation plans approved by security holders	35,263	$ 8.27	5,385(1)
Equity compensation plans not approved by security holders	545	$10.74	—
Total	35,808	$ 8.31	5,385

(1) Excludes 318,331 shares available for future issuance under the Director Stock Plan which enables non-employee Directors of RealNetworks to receive all or a portion of their quarterly compensation for Board

service in shares of RealNetworks Common Stock in lieu of cash. The number of shares of Common Stock to be issued in respect of quarterly fees payable to non-employee Directors is equal to the amount of such fees to be paid in shares of Common Stock, as elected by each non-member Director, divided by the market value of a share of Common Stock on the last business day of each calendar quarter.

Equity Compensation Plans Not Approved By Security Holders. The Board of Directors adopted the 2000 Plan to enable the grant of nonqualified stock options to employees and consultants of RealNetworks and its subsidiaries who are not otherwise officers or directors of RealNetworks. The 2000 Plan has not been approved by RealNetworks' shareholders. The Compensation Committee of the Board of Directors is the administrator of the 2000 Plan, and as such determines all matters relating to options granted under the 2000 Plan. In June 2005, the 2000 Plan was terminated and the remaining available shares were transferred to the 2005 Plan.

Item 13. *Certain Relationships and Related Transactions*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Voting Securities and Principal Holders — Certain Transactions" of the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around May 25, 2007.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Principal Accountant Fees and Services" of the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around May 25, 2007.

PART IV.

Item 15. *Exhibits and Financial Statement Schedules*

(a)(1) **Index to Consolidated Financial Statements**

The following consolidated financial statements of RealNetworks, Inc. and subsidiaries are filed as part of this report:

Consolidated Balance Sheets — December 31, 2006 and 2005

Consolidated Statements of Operations and Comprehensive Income (Loss) — Years Ended December 31, 2006, 2005, and 2004

Consolidated Statements of Cash Flows — Years Ended December 31, 2006, 2005, and 2004

Consolidated Statements of Shareholders' Equity — Years Ended December 31, 2006, 2005, and 2004

Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm

(a)(2) **Financial Statement Schedules**

All financial statement schedules have been omitted since they are either not required, not applicable, or because the information required is included in the consolidated financial statements or the notes thereto.

(a)(3) **Index to Exhibits**

Exhibit Number	Description
2.1	Agreement and Plan of Merger and Reorganization by and among RealNetworks, Inc., Symphony Acquisition Corp. I, Symphony Acquisition Corp. II, Listen.Com, Inc., Mellon Investor Services LLC, as Escrow Agent and Robert Reid, as Shareholder Representative dated as of April 21, 2003 (incorporated by reference from Exhibit 2.1 to RealNetworks, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 filed with the Securities and Exchange Commission on August 14, 2003)
2.2	Combination Agreement by and among RealNetworks, Inc., RN International Holdings B.V. and WiderThan Co., Ltd. dated as of September 12, 2006 (incorporated by reference from Exhibit 2.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on September 14, 2006)
3.1	Amended and Restated Articles of Incorporation (incorporated by reference from Exhibit 3.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 filed with the Securities and Exchange Commission on August 11, 2000)
3.2	Amended and Restated Bylaws (incorporated by reference from Exhibit 3.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998 filed with the Securities and Exchange Commission on November 13, 1998)
3.3	Amendment No. 1 dated April 22, 2003 to Amended and Restated Bylaws of RealNetworks, Inc. Adopted July 16, 1998 (incorporated by reference from Exhibit 3.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 filed with the Securities and Exchange Commission on August 14, 2003)
4.1	Shareholder Rights Plan dated as of December 4, 1998 between RealNetworks, Inc. and Mellon Investor Services LLC (formerly Chase Mellon Shareholder Services, L.L.C.) (incorporated by reference from Exhibit 1 to RealNetworks' Registration Statement on Form 8-A12G filed with the Securities and Exchange Commission on December 14, 1998)
4.2	Amendment No. 1 dated as of January 21, 2000 to Shareholder Rights Plan between RealNetworks, Inc. and Mellon Investor Services LLC (formerly Chase Mellon Shareholder Services, L.L.C.) (incorporated by reference from Exhibit 1 to RealNetworks' Registration Statement on Form 8-A12G/ A filed with the Securities and Exchange Commission on February 7, 2000)
4.3	Amendment No. 2 dated as of May 30, 2000 to Shareholder Rights Plan between RealNetworks, Inc. and Mellon Investor Services LLC (formerly Chase Mellon Shareholder Services, L.L.C.) (incorporated by reference from Exhibit 1 to RealNetworks' Registration Statement on Form 8-A12G/ A filed with the Securities and Exchange Commission on June 8, 2000)
4.4	Third Amended and Restated Investors' Rights Agreement dated March 24, 1998 by and among RealNetworks, Inc. and certain shareholders of RealNetworks (incorporated by reference from Exhibit 10.16 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission on March 30, 1998)
4.5	Indenture dated as of June 17, 2003 between RealNetworks, Inc. and U.S. Bank National Association, including the form of Zero Coupon Subordinated Note due 2010 included in Section 2.2 thereof (incorporated by reference from Exhibit 4.1 to RealNetworks' Amendment No. 1 to Registration Statement on Form S-3 filed with the Securities and Exchange Commission on November 18, 2003)
4.6	Registration Rights Agreement dated as of June 17, 2003, between RealNetworks, Inc. and Goldman, Sachs & Co. (incorporated by reference from Exhibit 4.3 to RealNetworks' Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 12, 2003)
10.1†	RealNetworks, Inc. 1995 Stock Option Plan (incorporated by reference from Exhibit 99.1 to RealNetworks' Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 14, 1998)
10.2†	RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001)

Exhibit Number	Description
10.3†	RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001)
10.4†	RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 filed with the Securities and Exchange Commission on July 25, 2002)
10.5†	Form of Stock Option Agreement under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.6†	Form of Stock Option Agreement under the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.7†	Forms of Stock Option Agreement under the RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.3 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.8†	RealNetworks, Inc. 1998 Employee Stock Purchase Plan, as amended and restated on December 15, 2005 (incorporated by reference from Exhibit 10.8 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.9†	RealNetworks, Inc. Director Compensation Stock Plan (incorporated by reference from Exhibit 10.10 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on March 15, 2004)
10.10†	RealNetworks, Inc. 2005 Stock Incentive Plan (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2005)
10.11†	Form on Non-Qualified Stock Option Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan
10.12†	Form of Restricted Stock Units Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan
10.13	Lease dated January 21, 1998 between RealNetworks, Inc. as Lessee and 2601 Elliott, LLC, as amended (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 filed with the Securities and Exchange Commission on November 9, 2004)
10.14†	Form of Director and Officer Indemnification Agreement (incorporated by reference from Exhibit 10.14 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.15	Voting Agreement dated September 25, 1997 by and among RealNetworks, Robert Glaser, Accel IV L.P., Mitchell Kapor and Bruce Jacobsen (incorporated by reference from Exhibit 10.17 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.16	Agreement dated September 26, 1997 by and between RealNetworks and Robert Glaser (incorporated by reference from Exhibit 10.18 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.17†	Offer Letter dated March 31, 2005 between RealNetworks, Inc. and John Giamatteo (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2005)

Exhibit Number	Description
10.18†	Offer Letter dated December 8, 2005 between RealNetworks, Inc. and Dan Sheeran (incorporated by reference from Exhibit 10.18 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.19†	Offer Letter dated February 13, 2006 between RealNetworks, Inc. and Michael Eggers (incorporated by reference from Exhibit 10.19 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.20†	Offer Letter dated April 2, 2004 between RealNetworks, Inc. and Sid Ferrales (incorporated by reference from Exhibit 10.20 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.21†	Agreement dated February 1, 2006 between RealNetworks, Inc. and Rob Glaser (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2006)
10.22†	Agreement dated November 30, 2005 between RealNetworks, Inc. and Bob Kimball (incorporated by reference from Exhibit 10.22 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.23†	Agreement dated November 30, 2005 between RealNetworks, Inc. and Dan Sheeran (incorporated by reference from Exhibit 10.23 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.24*	Amended and Restated Settlement Agreement dated as of March 10, 2006 between RealNetworks, Inc. and Microsoft Corporation (incorporated by reference from Exhibit 10.24 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
14.1	RealNetworks, Inc. Code of Business Conduct and Ethics (incorporated by reference from Exhibit 14.1 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on March 15, 2004)
21.1	Subsidiaries of RealNetworks, Inc.
23.1	Consent of KPMG LLP
24.1	Power of Attorney (included on signature page)
31.1	Certification of Robert Glaser, Chairman and Chief Executive Officer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Robert Glaser, Chairman and Chief Executive Officer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† Executive Compensation Plan or Agreement

* Portions of the Agreement are subject to confidential treatment

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on February 28, 2007.

REALNETWORKS, INC.

By: /s/ ROBERT GLASER
Robert Glaser
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Robert Glaser and Michael Eggers, and each of them severally, his or her true and lawful attorneys-in-fact and agents, with full power to act without the other and with full power of substitution and resubstitution, to execute in his or her name and on his or her behalf, individually and in each capacity stated below, any and all amendments and supplements to this Report, and any and all other instruments necessary or incidental in connection herewith, and to file the same with the Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated below on February 28, 2007.

Signature	Title
/s/ ROBERT GLASER Robert Glaser	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ MICHAEL EGGERS Michael Eggers	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/s/ ERIC A. BENHAMOU Eric A. Benhamou	Director
/s/ EDWARD BLEIER Edward Bleier	Director
/s/ JAMES W. BREYER James W. Breyer	Director
/s/ JEREMY JAECH Jeremy Jaech	Director
/s/ JONATHAN D. KLEIN Jonathan D. Klein	Director
/s/ KALPANA RAINA Kalpana Raina	Director

Exhibit Index

Exhibit Number	Description
2.1	Agreement and Plan of Merger and Reorganization by and among RealNetworks, Inc., Symphony Acquisition Corp. I, Symphony Acquisition Corp. II, Listen.Com, Inc., Mellon Investor Services LLC, as Escrow Agent and Robert Reid, as Shareholder Representative dated as of April 21, 2003 (incorporated by reference from Exhibit 2.1 to RealNetworks, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 filed with the Securities and Exchange Commission on August 14, 2003)
2.2	Combination Agreement by and among RealNetworks, Inc., RN International Holdings B.V. and WiderThan Co., Ltd. dated as of September 12, 2006 (incorporated by reference from Exhibit 2.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on September 14, 2006)
3.1	Amended and Restated Articles of Incorporation (incorporated by reference from Exhibit 3.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 filed with the Securities and Exchange Commission on August 11, 2000)
3.2	Amended and Restated Bylaws (incorporated by reference from Exhibit 3.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998 filed with the Securities and Exchange Commission on November 13, 1998)
3.3	Amendment No. 1 dated April 22, 2003 to Amended and Restated Bylaws of RealNetworks, Inc. Adopted July 16, 1998 (incorporated by reference from Exhibit 3.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 filed with the Securities and Exchange Commission on August 14, 2003)
4.1	Shareholder Rights Plan dated as of December 4, 1998 between RealNetworks, Inc. and Mellon Investor Services LLC (formerly Chase Mellon Shareholder Services, L.L.C.) (incorporated by reference from Exhibit 1 to RealNetworks' Registration Statement on Form 8-A12G filed with the Securities and Exchange Commission on December 14, 1998)
4.2	Amendment No. 1 dated as of January 21, 2000 to Shareholder Rights Plan between RealNetworks, Inc. and Mellon Investor Services LLC (formerly Chase Mellon Shareholder Services, L.L.C.) (incorporated by reference from Exhibit 1 to RealNetworks' Registration Statement on Form 8-A12G/ A filed with the Securities and Exchange Commission on February 7, 2000)
4.3	Amendment No. 2 dated as of May 30, 2000 to Shareholder Rights Plan between RealNetworks, Inc. and Mellon Investor Services LLC (formerly Chase Mellon Shareholder Services, L.L.C.) (incorporated by reference from Exhibit 1 to RealNetworks' Registration Statement on Form 8-A12G/ A filed with the Securities and Exchange Commission on June 8, 2000)
4.4	Third Amended and Restated Investors' Rights Agreement dated March 24, 1998 by and among RealNetworks, Inc. and certain shareholders of RealNetworks (incorporated by reference from Exhibit 10.16 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission on March 30, 1998)
4.5	Indenture dated as of June 17, 2003 between RealNetworks, Inc. and U.S. Bank National Association, including the form of Zero Coupon Subordinated Note due 2010 included in Section 2.2 thereof (incorporated by reference from Exhibit 4.1 to RealNetworks' Amendment No. 1 to Registration Statement on Form S-3 filed with the Securities and Exchange Commission on November 18, 2003)
4.6	Registration Rights Agreement dated as of June 17, 2003, between RealNetworks, Inc. and Goldman, Sachs & Co. (incorporated by reference from Exhibit 4.3 to RealNetworks' Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 12, 2003)
10.1†	RealNetworks, Inc. 1995 Stock Option Plan (incorporated by reference from Exhibit 99.1 to RealNetworks' Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 14, 1998)
10.2†	RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001)

Exhibit Number	Description
10.3†	RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001)
10.4†	RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 filed with the Securities and Exchange Commission on July 25, 2002)
10.5†	Form of Stock Option Agreement under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.6†	Form of Stock Option Agreement under the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.7†	Forms of Stock Option Agreement under the RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.3 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.8†	RealNetworks, Inc. 1998 Employee Stock Purchase Plan, as amended and restated on December 15, 2005 (incorporated by reference from Exhibit 10.8 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.9†	RealNetworks, Inc. Director Compensation Stock Plan (incorporated by reference from Exhibit 10.10 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on March 15, 2004)
10.10†	RealNetworks, Inc. 2005 Stock Incentive Plan (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2005)
10.11†	Form on Non-Qualified Stock Option Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan
10.12†	Form of Restricted Stock Units Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan
10.13	Lease dated January 21, 1998 between RealNetworks, Inc. as Lessee and 2601 Elliott, LLC, as amended (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 filed with the Securities and Exchange Commission on November 9, 2004)
10.14†	Form of Director and Officer Indemnification Agreement (incorporated by reference from Exhibit 10.14 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.15	Voting Agreement dated September 25, 1997 by and among RealNetworks, Robert Glaser, Accel IV L.P., Mitchell Kapor and Bruce Jacobsen (incorporated by reference from Exhibit 10.17 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.16	Agreement dated September 26, 1997 by and between RealNetworks and Robert Glaser (incorporated by reference from Exhibit 10.18 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.17†	Offer Letter dated March 31, 2005 between RealNetworks, Inc. and John Giamatteo (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2005)
10.18†	Offer Letter dated December 8, 2005 between RealNetworks, Inc. and Dan Sheeran (incorporated by reference from Exhibit 10.18 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)

Exhibit Number	Description
10.19†	Offer Letter dated February 13, 2006 between RealNetworks, Inc. and Michael Eggers (incorporated by reference from Exhibit 10.19 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.20†	Offer Letter dated April 2, 2004 between RealNetworks, Inc. and Sid Ferrales (incorporated by reference from Exhibit 10.20 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.21†	Agreement dated February 1, 2006 between RealNetworks, Inc. and Rob Glaser (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2006)
10.22†	Agreement dated November 30, 2005 between RealNetworks, Inc. and Bob Kimball (incorporated by reference from Exhibit 10.22 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.23†	Agreement dated November 30, 2005 between RealNetworks, Inc. and Dan Sheeran (incorporated by reference from Exhibit 10.23 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.24*	Amended and Restated Settlement Agreement dated as of March 10, 2006 between RealNetworks, Inc. and Microsoft Corporation (incorporated by reference from Exhibit 10.24 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
14.1	RealNetworks, Inc. Code of Business Conduct and Ethics (incorporated by reference from Exhibit 14.1 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on March 15, 2004)
21.1	Subsidiaries of RealNetworks, Inc.
23.1	Consent of KPMG LLP
24.1	Power of Attorney (included on signature page)
31.1	Certification of Robert Glaser, Chairman and Chief Executive Officer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Robert Glaser, Chairman and Chief Executive Officer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† Executive Compensation Plan or Agreement

* Portions of the Agreement are subject to confidential treatment

Discussion of Non-GAAP Financial Measures

This Annual Report to Shareholders contains certain non-GAAP financial measures, including adjusted net income. Adjusted net income consists of net income excluding the impact of the following: stock-based compensation expense; income and expenses including charitable contributions related to the Microsoft agreements; equity investment gains and losses from sale or impairments; certain acquisition costs, including amortization of intangible assets and expenses for employee stock options that were converted to cash rights; an estimate of the income taxes from the aforementioned items; and changes in deferred tax asset valuation allowances.

RealNetworks believes that the presentation of adjusted net income provides important supplemental information to management and investors regarding financial and business trends relating to the company's financial condition and results of operations. Management believes that the use of this non-GAAP financial measure provides consistency and comparability with our past financial reports, and also facilitates comparisons with other companies in our industry, many of which use similar non-GAAP financial measures to supplement their GAAP results. Management has historically used this non-GAAP measure when evaluating operating performance because we believe that the inclusion or exclusion of the items described above provides an additional measure of our operating results and facilitates comparisons of our core operating performance against prior periods and our business model objectives. We have chosen to provide this information to investors in order to enable them to perform additional analyses of past, present and future operating performance, to enable them to compare us to other companies, and as a supplemental means to evaluate our ongoing operations. Externally, we believe that adjusted net income continues to be useful to investors in their assessment of our operating performance and the valuation of our company.

Internally, adjusted net income is a significant measure used by management for purposes of:

- supplementing the financial results and forecasts reported to our board of directors;
- evaluating the operating performance of our company which includes direct and incrementally controllable revenue and costs of the operations, but excludes items considered by management to be either non-cash or non-operating;
- managing and comparing performance internally across our businesses and externally against our peers;
- establishing internal operating budgets; and
- evaluating and valuing potential acquisition candidates.

Adjusted net income is used by RealNetworks as a broad measure of financial performance that encompasses our operating performance, cash, capital structure and investments management, and income tax planning effectiveness.

Adjusted net income is not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs associated with the operations of our business as determined in accordance with GAAP. As a result, you should not consider these measures in isolation or as a substitute for analysis of RealNetworks' results as reported under GAAP. We expect to continue to incur expenses similar to the non-GAAP adjustments described above, and exclusion of these items from our non-GAAP financial measures should not be construed as an inference that these costs are unusual or infrequent. One of the limitations in relying on adjusted net income is that it is a measure which we have defined for internal and investor purposes and is not in accordance with GAAP. A further limitation associated with this measure is that it does not include all costs and income that impact our net income. We compensate for these limitations by prominently disclosing GAAP net income, which we believe is the most directly comparable GAAP measure, and providing investors with reconciliations from GAAP net income to adjusted net income.

A reconciliation of net income in accordance with GAAP to adjusted net income is as follows:

	Years Ended	
	December 31, 2006	December 31, 2005
	(In thousands)	
Net income in accordance with GAAP	$ 145,216	$ 312,345
Stock based compensation	18,151	128
Loss (gain) on equity investments	830	(19,064)
Conversion of WiderThan stock options to a cash equivalent	641	—
WiderThan acquisition related intangible asset amortization	3,056	—
Expenses (benefit) related to antitrust litigation:		
Income	(221,000)	(478,571)
Expenses	3,994	62,775
Charitable contributions	6,928	14,786
Tax impact of above adjustments	71,640	156,871
Income tax valuation allowance changes	(2,662)	(42,645)
Total adjusted net income	$ 26,794	$ 6,625

Corporate Information

BOARD OF DIRECTORS

Rob Glaser
Chairman of the Board and
Chief Executive Officer

Eric A. Benhamou
Chairman and Chief Executive
Officer, Benhamou Global Ventures

Edward Bleier
Retired President, Pay-TV,
Warner Bros.

James Breyer
General Partner, Accel Partners

Jeremy Jaech
Chief Executive Officer,
Trumba Corporation

Jonathan D. Klein
Chief Executive Officer,
Getty Images Inc.

Kalpana Raina
Private Investor

EXECUTIVE OFFICERS

Rob Glaser
Chairman and Chief Executive
Officer

Michael Eggers
Senior Vice President,
Chief Financial Officer and Treasurer

Savino R. (Sid) Ferrales
Senior Vice President,
Human Resources

John Giamatteo
President, Technology
Products and Solutions and
International Operations

Robert Kimball
Senior Vice President, Legal and
Business Affairs, General Counsel
and Corporate Secretary

Philip W. O'Neil
Senior Vice President,
Music

Daniel C. Sheeran
Senior Vice President,
Corporate Partnerships and
Business Development

Carla Stratfold
Senior Vice President,
Integration Program Office

Harold Zeitz
Senior Vice President, Games and
Media Software and Services

Shareholder Information

SHAREHOLDER SERVICES & INVESTOR RELATIONS

Transfer Agent and Registrar
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
or
480 Washington Boulevard
Jersey City, NJ 07310-1900

For Domestic Shareholders
(800) 522-6645

TDD for Hearing Impaired
Shareholders
(800) 231-5469

For International Shareholders
(201) 680-6578

TDD International Shareholders
(201) 680-6610

Website:
http://melloninvestor.com/isd

Independent Auditors
KPMG LLP
Seattle, Washington

Corporate Headquarters
2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

RealNetworks, Inc. Website
For more information on the
company, please visit its websites
at www.realnetworks.com and
www.real.com

Annual Meeting of Shareholders
2:00 p.m., Monday, June 25, 2007
The Seattle Marriott
Waterfront Hotel
2100 Alaskan Way
Seattle, Washington 98121

FORM 10-K

Available without charge upon
request.

Copies of the RealNetworks, Inc.
Annual Report on Form 10-K
filed with the Securities and
Exchange Commission are
available from the company
without charge. Contact
RealNetworks' Investor Relations at
investor_relations@real.com,
by correspondence to the corporate
headquarters address at left or
by telephone: (206) 892-6320

TRADEMARK INFORMATION

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that involve risks and uncertainties, including statements relating to continued growth resulting from completed strategic initiatives, the future international growth and overall success of Real's Games business, the broadening of Real's strategic partnerships, the durability and scalability of WiderThan's business model, anticipated revenue growth resulting from the expected release of new Media Software and Services products, growth in the demand for digital media content and services generally, Real's ability to leverage broadband and wireless partnerships to distribute compelling content and services, the expansion of Real's customer base and the use of capital to augment organic growth. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, but not limited to: the development and consumer acceptance of online music distribution services generally and Real's content services in particular; risks associated with acquisitions generally and Real's acquisition of WiderThan in particular; the potential that Real will be unable to continue to enter into commercially attractive agreements with third parties for the provision of compelling content for subscription service offerings; competitive risks, including competing technologies, products and services; risks associated with the introduction of new products and services; risks inherent in strategic relationships, especially with competitors; and risks relating to the ability of Real to enter into strategic partnerships and the ability of Real's strategic partners to generate subscribers for Real's digital content services. More information about risk factors that could affect Real's business and financial results is included in Real's annual report on Form 10-K for the fiscal year ended December 31, 2006. All forward looking statements include the assumptions that underlie such statements and are based on management's estimates, projections and assumptions as of the date hereof. Real assumes no obligation to update any such forward-looking statements or information.

RealNetworks, Inc.
2601 Elliott Avenue
Seattle, WA 98121
www.real.com

END